UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g)

of The Securities Exchange Act of 1934

KILROY REALTY, L.P.

(Exact name of registrant as specified in its charter)

Delaware	95-4612685
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12200 W. Olympic Boulevard, Suite 200 Los Angeles, California	90064
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 481-8400

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Units Representing Partnership Interests

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

ITEM 1.	BUSINESS

The Company

We are a Delaware limited partnership, and we are the entity through which Kilroy Realty Corporation, a real estate investment trust, or REIT, conducts substantially all of its operations and owns all of its assets. Except where as otherwise indicated, in this registration statement the terms “we,” “our,” and “us” refer to Kilroy Realty, L.P., and our consolidated subsidiaries. Kilroy Realty Corporation operates as a REIT for federal income tax purposes. We refer to Kilroy Realty Corporation, which is our sole general partner, as “our general partner,” and we refer to our general partner, together with its consolidated subsidiaries, including us, as “our Company.” Our general partner exercises exclusive and complete discretion over our day-to-day management and control and can cause us to enter into certain major transactions including acquisitions, dispositions, and refinancings and cause changes in our line of business, capital structure, and distribution policies. Because we are exclusively managed by our general partner, and our general partner conducts substantially all of its operations through us, we refer to our general partner’s executive officers and other management personnel as our executive officers and management, and although as a partnership we do not have a board of directors, we refer to our general partner’s board of directors as our board of directors.

We own, operate, develop, and acquire primarily Class A suburban office and industrial real estate in key submarkets in California, which we believe have strategic advantages and strong barriers to entry. Class A real estate encompasses attractive and efficient buildings of high quality that are attractive to tenants, are well-designed and constructed with above-average material, workmanship and finishes and are well-maintained and managed. All but one of our properties are located in Southern California. As of June 30, 2010, our stabilized portfolio of operating properties was comprised of 100 office buildings (the “Office Properties”) and 41 industrial buildings (the “Industrial Properties”), which encompassed an aggregate of approximately 10.1 million and 3.7 million rentable square feet, respectively. As of June 30, 2010, the Office Properties were approximately 85.7% leased to 354 tenants, and the Industrial Properties were approximately 83.3% leased to 56 tenants. Our stabilized portfolio excludes undeveloped land and one industrial property that we are in the process of reentitling for residential use.

We own our interests in all of our properties either directly or through Kilroy Realty Finance Partnership, L.P., a Delaware limited partnership (the “Finance Partnership”) or wholly-owned subsidiaries. Our general partner owned an approximate 96.7% general partnership interest in us as of June 30, 2010. The remaining 3.3% limited partnership interest was owned by certain of our executive officers and directors, certain of their affiliates, and other outside investors. Kilroy Realty Finance, Inc., a wholly-owned subsidiary of our general partner, is the sole general partner of the Finance Partnership and owns a 1.0% general partnership interest. We own the remaining 99.0% limited partnership interest of the Finance Partnership. We conduct substantially all of our development activities through Kilroy Services, LLC (“KSLLC”), a wholly-owned subsidiary.

The following diagram illustrates our Company’s structure as of June 30, 2010:

Available Information; Website Disclosure; Corporate Governance Documents

We were organized in the state of Delaware on October 2, 1996. Our principal executive offices are located at 12200 W. Olympic Boulevard, Suite 200 Los Angeles, California 90064. Our telephone number at that location is (310) 481-8400. Our website is located at www.kilroyrealty.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this registration statement on Form 10 or any other report or document we file with or furnish to the United States Securities and Exchange Commission, or the SEC. All reports we will file with the SEC will be available free of charge via EDGAR through the SEC website at www.sec.gov. In addition, the public may read and copy materials we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. All reports that we will file with the SEC will also be available free of charge on our website at www.kilroyrealty.com as soon as reasonably practicable after we file those materials with, or furnish them to, the SEC.

The following documents relating to our Company’s corporate governance are also available free of charge on our website under “Investor Relations—Corporate Governance” and available in print to any security holder upon request:

•	Corporate Governance Guidelines

•	Code of Business Conduct and Ethics

•	Audit Committee Charter

•	Executive Compensation Committee Charter

•	Nominating / Corporate Governance Committee Charter

You may also request copies of any of these documents by writing to:

Attention: Investor Relations

Kilroy Realty Corporation

12200 West Olympic Boulevard, Suite 200

Los Angeles, CA 90064

Business and Growth Strategies

Growth Strategies. We believe that a number of factors and strategies will enable us to continue to achieve our objectives of long-term sustainable growth in Net Operating Income (defined below) and FFO (defined below) as well as maximization of long-term stockholder value. These factors and strategies include:

•	the quality and location of our properties;

•

our ability to efficiently manage our assets as a low cost provider of commercial real estate through our seasoned management team possessing core capabilities in all aspects of real estate ownership, including property management, leasing, marketing, financing, accounting, legal, construction management, and new development;

•	the development of our existing development pipeline land holdings;

•

our access to development, redevelopment, and leasing opportunities as a result of our extensive experience and significant working relationships with major Southern California corporate tenants, municipalities, and landowners given our over 60-year presence in the Southern California market; and

•	our strong financial position that will allow us to pursue attractive acquisition opportunities.

“Net Operating Income” is defined as operating revenues (rental income, tenant reimbursements, and other property income) less property and related expenses (property expenses, real estate taxes, provision for bad debts, and ground leases) before depreciation. “FFO” is funds from operations as defined by the National Association of Real Estate Investment Trusts (“NAREIT”). See Item 2: Financial Information “—Results of Operations” for a reconciliation of this measure to accounting principles generally accepted in the United States of America (“GAAP”) net income available for common unitholders.

Operating Strategies. We focus on enhancing long-term growth in Net Operating Income and FFO from our properties by:

•	maximizing cash flow from our properties through active leasing, early renewals, and effective property management;

•	structuring leases to maximize returns and internal growth;

•	managing portfolio credit risk through effective underwriting, including the use of credit enhancements and interests in collateral to mitigate portfolio credit risk;

•	managing operating expenses through the efficient use of internal management, leasing, marketing, financing, accounting, legal, and construction management functions;

•	maintaining and developing long-term relationships with a diverse tenant base;

•	managing our properties to offer the maximum degree of utility and operational efficiency to tenants;

•	continuing to effectively manage capital improvements to enhance our properties’ competitive advantages in their respective markets and improve the efficiency of building systems; and

•	attracting and retaining motivated employees by providing financial and other incentives to meet our operating and financial goals.

Acquisition Strategies. We believe we are well positioned to acquire properties when strategic opportunities exist because of the combination of our extensive experience, strong financial position, and our Company’s ability to access capital. We seek to acquire additional high quality office and industrial properties that:

•	provide attractive initial yields and significant potential for growth in cash flow from property operations;

•	present growth opportunities in our existing or other strategic markets; and

•	demonstrate the potential for improved performance through intensive management and leasing that will result in increased occupancy and rental revenues.

Development Strategies. We and our predecessors have developed office and industrial properties primarily located in Southern California since 1947. As of June 30, 2010, our development pipeline included 116.7 gross acres of undeveloped land, with which we believe we will have the potential to develop over two million rentable square feet of office space in the future, depending upon economic conditions. Our strategy with respect to development is to:

•	maintain a disciplined approach by emphasizing pre-leasing, commencing development in stages, or phasing, and cost control;

•	continue to execute our build-to-suit philosophy in which we develop properties to be leased by specific committed tenants providing for lower-risk development;

•	be the premier provider of two- to six-story campus style office buildings in Southern California;

•	reinvest capital from dispositions of nonstrategic assets into new state-of-the-market development assets with higher cash flow and rates of return; and

•

evaluate redevelopment opportunities in supply-constrained markets since such efforts generally achieve similar returns to new development with reduced entitlement risk and shorter construction periods.

Redevelopment opportunities are those projects in which we spend significant development and construction costs on existing buildings pursuant to a formal plan, the result of which is a higher economic return on the property. We may engage in the additional development or redevelopment of office and/or industrial properties, primarily in Southern California, when market conditions support a favorable risk-adjusted return on such development or redevelopment. We expect that our significant working relationships with tenants, municipalities, and landowners in Southern California will give us further access to development opportunities. We cannot assure you that we will be able to successfully develop or redevelop any of our properties or that we will have access to additional development or redevelopment opportunities.

Financing Strategies. Our financing policies and objectives are determined by our board of directors. Our goal is to limit our dependence on leverage and maintain a conservative ratio of debt-to-total market capitalization. As of June 30, 2010, our total debt as a percentage of total market capitalization was 39.6%, and our total debt and liquidation value of our preferred equity as a percentage of total market capitalization was 46.3%, both of which were calculated based on the closing price per share of our general partner’s common stock of $29.73 on June 30, 2010. Our funding strategies are to:

•	maintain financial flexibility, including a low secured to unsecured debt ratio, to maximize our ability to access a variety of capital sources;

•

maintain a staggered debt maturity schedule in which the maturity dates of our debt are spread out over several years, to limit risk exposure at any particular point in the capital and credit market cycles;

•	complete financing in advance of the need for capital; and

•	manage interest rate exposure by generally maintaining a greater amount of fixed-rate debt as compared to variable-rate debt.

We utilize multiple sources of capital, including borrowings under our line of credit, proceeds from the issuance of debt or equity securities and other bank and/or institutional borrowings, and dispositions of nonstrategic assets. There can be no assurance that we will be able to obtain capital as needed on terms favorable to us or at all. See Item 2: Financial Information “—Liquidity and Capital Resources” and Item 1A: Risk Factors below.

Significant Tenants

As of the date of this registration statement, our fifteen largest tenants in terms of annualized base rental revenues represented approximately 40.0% of total annualized base rental revenues, defined as annualized monthly contractual rents from existing tenants as of June 30, 2010 determined on a straight-line basis over the term of the related lease in accordance with GAAP. Of this amount, our largest tenant, Intuit Inc. (“Intuit”), leased an aggregate of approximately 536,800 rentable square feet of office space under two separate leases, representing 5.5% of our total annualized base rental revenues as of June 30, 2010.

For further information on the composition of our tenant base, see Item 3: Properties “—Significant Tenants.”

Competition

We compete with several developers, owners, and operators of office, industrial, and other commercial real estate, many of which own properties similar to ours in the same submarkets in which our properties are located. For further discussion of the potential impact of competitive conditions on our business, see Item 1A: Risk Factors below.

Segment and Geographic Financial Information

For financial information about our two reportable segments, Office Properties and Industrial Properties, see Note 14 to our consolidated annual financial statements and Note 11 to our consolidated interim financial statements, both included in this registration statement.

All of our business is conducted in California. For information about our revenues and long-lived assets and other financial information, see our consolidated financial statements included in this registration statement and Item 2: Financial Information “—Results of Operations.”

Employees

As of June 30, 2010, we employed 124 people directly or through KSLLC, and Kilroy Realty TRS, Inc. We believe that relations with our employees are good.

Government Regulations Relating to the Environment

Many laws and governmental regulations relating to the environment are applicable to our properties, and changes in these laws and regulations, or their interpretation by agencies and the courts, occur frequently and may adversely affect us.

Existing conditions at some of our properties. Independent environmental consultants have conducted Phase I or similar environmental site assessments on all of our properties. We generally obtain these assessments prior to the acquisition of a property and may later update them as required for subsequent financing of the property or as requested by a tenant. Site assessments are generally performed to American Society for Testing and Materials standards then-existing for Phase I site assessments and typically include a historical review, a public records review, a visual inspection of the surveyed site, and the issuance of a written report. These assessments do not generally include any soil samplings or subsurface investigations. Depending on the age of the property, the Phase I may have included an assessment of asbestos-containing materials. For properties where asbestos-containing materials were identified or suspected, an operations and maintenance plan was generally prepared and implemented.

Historical operations at or near some of our properties, including the presence of underground storage tanks, may have caused soil or groundwater contamination. The prior owners of the affected properties conducted remediation of known contamination in the soils on our properties, and we do not believe that further clean-up of the soils is required. We are not aware of any such condition, liability, or concern by any other means that would give rise to material environmental liability. However, the assessments may have failed to reveal all environmental conditions, liabilities, or compliance concerns; there may be material environmental conditions, liabilities, or compliance concerns that arose at a property after the review was completed; future laws, ordinances, or regulations may impose material additional environmental liability; and current environmental conditions at our properties may be affected in the future by tenants, third parties, or the condition of land or operations near our properties, such as the presence of underground storage tanks. We cannot be certain that costs of future environmental compliance will not have an adverse effect on our financial condition, results of operations, cash flow, the quoted trading price of the common stock of our general partner into which our common units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to unitholders.

Use of hazardous materials by some of our tenants. Some of our tenants handle hazardous substances and wastes on our properties as part of their routine operations. Environmental laws and regulations may subject these tenants, and potentially us, to liability resulting from such activities. We generally require our tenants in their leases to comply with these environmental laws and regulations and to indemnify us for any related liabilities. As of June 30, 2010, approximately 5% of our tenants handled hazardous substances and/or wastes on less than 5% of the aggregate square footage of our properties as part of their routine operations. These tenants are primarily involved in the life sciences and the light industrial and warehouse business. The hazardous substances and wastes are primarily comprised of diesel fuel for emergency generators and small quantities of lab and light manufacturing chemicals including, but not limited to, alcohol, ammonia, carbon dioxide, cryogenic gases, dichlorophenol, methane, naturalyte acid, nitrogen, nitrous oxide, and oxygen which are routinely used by life science and light manufacturing companies. We are not aware of any material noncompliance, liability, or claim relating to hazardous or toxic substances or petroleum products in connection with any of our properties, and management does not believe that on-going activities by our tenants will have a material adverse effect on our operations.

Costs related to government regulation and private litigation over environmental matters. Under applicable environmental laws and regulations, we may be liable for the costs of removal, remediation, or disposal of certain hazardous or toxic substances present or released on our properties. These laws could impose liability without regard to whether we are responsible for, or even knew of, the presence or release of the hazardous materials. Government investigations and remediation actions may have substantial costs, and the presence or release of hazardous substances on a property could result in governmental clean-up actions, personal injury actions, or similar claims by private plaintiffs.

Potential environmental liabilities may exceed our environmental insurance coverage limits. We carry what our management believes to be sufficient environmental insurance to cover any potential liability for soil and groundwater contamination and the presence of asbestos-containing materials at the affected sites identified in the environmental site assessments. The policy is subject to various terms, conditions, qualifications, and limitations of coverage. Therefore, we cannot provide any assurance that our insurance coverage will be sufficient or that our liability, if any, will not have a material adverse effect on our financial condition, results of operations, cash flows, quoted trading price of the common stock of our general partner into which our common units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to unitholders.

ITEM 1A.	RISK FACTORS

The following section sets forth material factors that may adversely affect our business and operations. The following factors, as well as the factors discussed in Item 2: Financial Information “—Factors That May Influence Future Results of Operations,” and other information contained in this registration statement, should be considered in evaluating us and our business.

Risks Related to our Business and Operations

Global market and economic conditions may adversely affect our liquidity and financial condition and those of our tenants. In the U.S., market and economic conditions continue to be challenging with tighter credit conditions and modest growth. While recent economic data reflects a stabilization of the economy and credit markets, the cost and availability of credit may continue to be adversely affected. Concern about continued stability of the economy and credit markets generally, and the strength of counterparties specifically, has led many lenders and institutional investors to reduce, and in some cases, cease to provide funding to borrowers. Volatility in the U.S. and international capital markets and continued recessionary conditions in global economies, and in the California economy in particular, may adversely affect our liquidity and financial condition and the liquidity and financial condition of our tenants. If these market conditions continue, they may limit our ability and the ability of our tenants to timely refinance maturing liabilities and access the capital markets to meet liquidity needs.

Our operations and those of our tenants may be adversely affected by the impact of California economic conditions and California’s budget deficit. All but one of our properties and all of our undeveloped land are located in Southern California. The continuing economic crisis has particularly affected the economy of California. The State of California began its fiscal year on July 1, 2009 with a significant reported deficit, which continues to impact and aggravate current recessionary conditions within the State. Given the budgetary situation in California, there is also the possibility that the California State Legislature could enact new tax legislation, increasing tax rates in California. The economic and legislative environment within the State could have an adverse impact on businesses operating in California, including us and our tenants.

As of June 30, 2010, all of our undeveloped land and properties representing 5.4 million rentable square feet, or 56.4% of our Net Operating Income for the six months ended June 30, 2010, were located in San Diego County. As a result, our operations are significantly affected by conditions in San Diego County (see additional information on San Diego County under Item 2: Financial Information “—Current Regional Information”).

As a result of these factors, continued economic weakness in California and San Diego County could impact our ability to generate revenues sufficient to meet our operating expenses or other obligations, which would adversely impact our financial condition, results of operations, cash flows, the quoted trading price of the common stock of our general partner into which our common units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to unitholders.

Our performance and value are subject to risks associated with our investments in real estate assets and with trends in the real estate industry. Our economic performance and the value of our real estate assets, and consequently the value of our general partner’s common stock, are subject to the risk that our properties may not generate revenues sufficient to meet our operating expenses or other obligations. A deficiency of this nature would adversely impact our financial condition, results of operations, cash flows, the quoted trading price of the common stock of our general partner into which our common units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to unitholders.

Events and conditions applicable to owners and operators of real estate that are beyond our control and could impact our economic performance and the value of our real estate assets may include:

•	local oversupply or reduction in demand for office, industrial, or other commercial space, which may result in decreasing rental rates and greater concessions to tenants;

•	inability to collect rent from tenants;

•	vacancies or inability to rent spaces on favorable terms or at all;

•	inability to finance property development and acquisitions on favorable terms or at all;

•	increased operating costs, including insurance premiums, utilities, and real estate taxes;

•	costs of complying with changes in governmental regulations;

•	the relative liquidity of real estate investments;

•	changing submarket demographics; and

•	property damage resulting from seismic activity or other natural disasters.

        We depend upon significant tenants and the loss of a significant tenant could adversely affect our financial condition, revenues and results of operations. As of the date of this registration statement, our fifteen largest tenants represented approximately 40.0% of total annualized base rental revenues. Of this amount, our largest tenant, Intuit, leased an aggregate of approximately 536,800 rentable square feet of office space under two separate leases, representing 5.5% of our total annualized base rental revenues as of June 30, 2010. See further discussion on the composition of our tenants by industry and our largest tenants under Item 1: Business “—Significant Tenants” and Item 3: Properties “—Significant Tenants.”

Although we have been able to mitigate the impact of past significant tenant defaults on our financial condition, revenues, and results of operations, our financial condition, results of operations, ability to borrow funds, and cash flows would be adversely affected if any of our significant tenants fails to renew its lease(s), renews its lease(s) on terms less favorable to us, or becomes bankrupt or insolvent or otherwise unable to satisfy its lease obligations.

Downturn in tenants’ businesses may reduce our cash flows. For the year ended December 31, 2009 and the six months ended June 30, 2010, we derived approximately 98.7% and 99.0%, respectively, of our revenues from continuing operations from rental income and tenant reimbursements. A tenant may experience a downturn in its business, which may weaken its financial condition and result in its failure to make timely rental payments or result in defaults under our leases. In the event of default by a tenant, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment.

The bankruptcy or insolvency of a major tenant also may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under the Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. In addition, the bankruptcy court might permit the tenant to reject and terminate its lease with us. Our claim against the tenant for unpaid and future rent could be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease. Therefore, our claim for unpaid rent would likely not be paid in full. Any losses resulting from the bankruptcy of any of our existing tenants could adversely impact our financial condition, results of operations, cash flows, the quoted trading price of the common stock of our general partner into which our common units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to unitholders.

We may be unable to renew leases or re-lease available space. As of June 30, 2010, we had office and industrial space available for lease representing approximately 14.9% of the total square footage of our properties. In addition, leases representing approximately 7.1% and 9.0% of the leased rentable square footage of our properties are scheduled to expire during the remainder of 2010 and in 2011, respectively. Above market rental rates on some of our properties may force us to renew or re-lease expiring leases at rates below current lease rates. As of June 30, 2010, we believe that the weighted average cash rental rates for our overall portfolio, including recently acquired properties, are approximately 10% above the current average quoted market rental rates, and weighted average cash rental rates for leases scheduled to expire during the remainder of 2010 are up to 5% above the current average quoted market rental rates, and leases scheduled to expire during 2011 are approximately 15% above the current average quoted market rental rates, although individual properties within any particular submarket presently may be leased at, above, or below the current market rental rates within that submarket. We cannot give any assurance that leases will be renewed or that available space will be re-leased at rental rates equal to or above the current rental rates. If the average rental rates for our properties decrease or existing tenants do not renew their leases, our financial condition, results of operations, cash flows, the quoted trading price of the common stock of our general partner into which our common units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to unitholders could be adversely affected.

We are subject to governmental regulations that may affect the development, redevelopment, and use of our properties. We are subject to governmental regulations that may have a material adverse effect on our financial condition, results of operations, cash flow, the quoted trading price of the common stock of our general partner into which our common units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to unitholders.

Our properties are subject to regulation under federal laws, such as the Americans with Disabilities Act of 1990 (the “ADA”) and updates thereof under which all public accommodations must meet federal requirements related to access and use by disabled persons, and state and local laws addressing earthquake, fire, and life safety requirements. Although we believe that our properties substantially comply with requirements under applicable governmental regulations, none of our properties have been audited or investigated for compliance by any regulatory agency. If we were not in compliance with material provisions of the ADA or other regulations affecting our properties, we might be required to take remedial action, which could include making modifications or renovations to properties. Federal, state, or local governments may also enact future laws and regulations that could require us to make significant modifications or renovations to our properties. If we were to incur substantial costs to comply with the ADA or any other regulations, our financial condition, results of operations, cash flows, the quoted trading price of the common stock of our general partner into which our common units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to unitholders could be adversely affected.

Our properties are subject to land use rules and regulations that govern our development, redevelopment, and use of our properties. Restrictions on our ability to develop, redevelop, or use our properties resulting from changes in the existing land use rules and regulations could have an adverse effect on our financial position, results of operations, cash flows, quoted trading price of the common stock of our general partner into which our common units may be exchanged, our ability to satisfy our debt service obligations and to pay distributions to unitholders. For example, the Airport Land Use Commission is currently evaluating updates to the existing airport compatibility plans for all public and military airports in San Diego County, which if adopted could adversely impact our business in this region.

Increasing utility costs in California may have an adverse effect on our operating results and occupancy levels. The State of California continues to address issues related to the supply of electricity, water, and natural gas. In recent years, shortages of electricity have resulted in increased costs for consumers and certain interruptions in service. Increased consumer costs and consumer perception that the State is not able to effectively manage its utility needs may reduce demand for leased space in California office and industrial properties.

Our debt level reduces cash available for distribution and may expose us to the risk of default under our debt obligations. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay in cash the distributions necessary to maintain our general partner’s REIT qualification. See “—Risks Related to our General Partner’s Status as a REIT—Loss of our general partner’s REIT status would have significant adverse consequences to us and the value of our general partner’s common stock.” Our level of debt and the limitations imposed by our debt agreements may have substantial consequences to us, including the following:

•	we may be unable to refinance our indebtedness at maturity, or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	cash flows may be insufficient to meet required principal and interest payments;

•	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

•	we may default on our obligations, and the lenders or mortgagees may foreclose on our properties that secure the loans and receive an assignment of rents and leases; and

•	our default under one mortgage loan could result in a default on other indebtedness with cross default provisions.

If one or more of these events were to occur, our financial condition, results of operations, cash flow, the quoted trading price of the common stock of our general partner into which our common units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to unitholders could be adversely affected. In addition, foreclosures could create taxable income without accompanying cash proceeds, which could require unitholders to pay income tax. As of June 30, 2010, we had approximately $1.2 billion aggregate principal amount of indebtedness, $64.1 million of which is contractually due prior to December 31, 2010. Our total debt and preferred equity represented 46.3% of our total market capitalization (which we define as the aggregate of our long-term debt, liquidation value of our preferred equity, and the market value of our general partner’s common stock and equity) at June 30, 2010. For the calculation of our market capitalization and additional information on debt maturities see Item 2: Financial Information “—Liquidity and Capital Resources.”

We face significant competition, which may decrease the occupancy and rental rates of our properties. We compete with several developers, owners, and operators of office, industrial, and other commercial real estate, many of which own properties similar to ours in the same submarkets in which our properties are located but which have lower occupancy rates than our properties. Therefore, our competitors have an incentive to decrease rental rates until their available space is leased. If our competitors offer space at rental rates below the rates currently charged by us for comparable space, we may be pressured to reduce our rental rates below those currently charged in order to retain tenants when our tenant leases expire. As a result, our financial condition, results of operations, cash flow, the quoted trading price of the common stock of our general partner into which our common units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to unitholders may be adversely affected.

Potential casualty losses, such as earthquake losses, may not be covered by insurance and payment of such losses may adversely affect our financial condition and results of operations. We carry comprehensive liability, fire, extended coverage, rental loss, and terrorism insurance covering all of our properties. Management believes the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage, and industry practice. We do not carry insurance for generally uninsurable losses such as loss from riots or acts of God. Some of our policies, like those covering losses due to floods, are subject to limitations involving large deductibles or co-payments.

We are subject to environmental and health and safety laws and regulations, and any costs to comply with, or liabilities arising under, such laws and regulations could be material. As an owner, operator, manager, and developer of real properties, we are subject to environmental and health and safety laws and regulations. Certain of these laws and regulations impose joint and several liability, without regard to fault, for investigation and clean-up costs on current and former owners and operators of real property and persons who have disposed of or released hazardous substances into the environment. At some of the properties, there are asbestos-containing materials, or tenants routinely handle hazardous substances as part of their operations. In addition, historical operations, including the presence of underground storage tanks, have caused soil or groundwater contamination at or near some of the properties. Although we believe that the prior owners of the affected properties conducted remediation of known soil contamination at these properties, we cannot assure you that all such contamination has been remediated. The discovery of previously unknown contamination or the compliance with existing or new environmental or health and safety laws and regulations could require us to incur costs or liabilities that could be material.

Earthquake damage to our properties could have an adverse effect on our financial condition and operating results. All of our properties are located in California. We carry earthquake insurance on our properties in an amount and with deductibles that management believes are commercially reasonable. However, the amount of our earthquake insurance coverage may not be sufficient to cover losses from earthquakes. In addition, our earthquake insurance policies include substantial self-insurance portions, and we may discontinue earthquake insurance on some or all of our properties in the future if the cost of premiums for earthquake insurance exceeds the value of the coverage discounted for the risk of loss. If we experience a loss that is uninsured or which exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if the properties were irreparable.

We may be unable to complete acquisitions and successfully operate acquired properties. We continually evaluate the market of available properties and may acquire office and industrial properties and undeveloped land when strategic opportunities exist. Our ability to acquire properties on favorable terms and successfully operate them is subject to the following risks:

•

we may potentially be unable to acquire a desired property because of competition from other real estate investors with significant capital, including both publicly traded REITs and institutional investment funds;

•

the possibility that, even if we enter into agreements for the acquisition of office and industrial properties, we may be unable to complete such acquisitions since they remain subject to customary conditions to closing including the completion of due diligence investigations to management’s satisfaction;

•	we may be unable to finance acquisitions on favorable terms;

•	we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

•	we may lease acquired properties at below expected rental rates;

•	we may acquire properties that are subject to liabilities for which we may have limited or no recourse; and

•	we may be unable to complete an acquisition after making a nonrefundable deposit and incurring certain other acquisition related costs.

If we cannot finance property acquisitions on favorable terms or operate acquired properties to meet financial expectations, our financial condition, results of operations, cash flows, the quoted trading price of the common stock of our general partner into which our common units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to unitholders could be adversely affected.

We may be unable to successfully complete and operate acquired, developed, and redeveloped properties. There are significant risks associated with property acquisition, development, and redevelopment including the possibility that:

•	we may be unable to lease acquired, developed, or redeveloped properties at expected rental rates or within budgeted timeframes;

•	we may not complete development or redevelopment properties on schedule or within budgeted amounts;

•	we may expend funds on and devote management’s time to acquisition, development, or redevelopment properties that we may not complete;

•	we may encounter delays or refusals in obtaining all necessary zoning, land use, and other required entitlements, and building, occupancy, and other required governmental permits and authorizations;

•	we may encounter delays, refusals, unforeseen cost increases, and other impairments due to third-party litigation; and

•	we may fail to obtain the financial results expected from properties we acquire, develop, or redevelop.

If one or more of these events were to occur in connection with our acquired properties, undeveloped land, or development or redevelopment properties under construction, we could be required to recognize an impairment loss. These events could also have an adverse impact on our financial condition, results of operations, cash flow, the quoted trading price of the common stock of our general partner into which our common units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to unitholders.

While we historically have acquired, developed, and redeveloped office properties in California markets, we may in the future acquire, develop, or redevelop properties for other uses and expand our business to other geographic regions where we expect the development or acquisition of property to result in favorable risk-adjusted returns on our investment. Presently, we do not possess the same level of familiarity with development of property types other than office and industrial, or with outside markets, which could adversely affect our ability to acquire or develop properties or to achieve expected performance.

We could default on leases for land on which some of our properties are located. As of June 30, 2010, we owned one office complex, Kilroy Airport Center in Long Beach, California, located on various land parcels, which we lease individually on a long-term basis. As of June 30, 2010, we had approximately 949,100 aggregate rentable square feet, or 6.9% of our total stabilized portfolio, of rental space located on these leased parcels. If we default under the terms of any particular lease, we may lose the ownership rights to the property subject to the lease. Upon expiration of a lease, we may not be able to renegotiate a new lease on favorable terms, if at all. The loss of the ownership rights to these properties or an increase of rental expense could have an adverse effect on our financial condition, results of operations, cash flow, the quoted trading price of the common stock of our general partner into which our common units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to unitholders.

Real estate assets are illiquid, and we may not be able to sell our properties when we desire. Our investments in our properties are relatively illiquid, limiting our ability to sell our properties quickly in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes a 100% prohibited transaction tax on our general partner on profits derived from sales of properties held primarily for sale to customers in the ordinary course of business, which effectively limits our ability to sell properties other than on a selected basis. These restrictions on our ability to sell our properties could have an adverse effect on our financial condition, results of operations, cash flow, the quoted trading price of the common stock of our general partner into which our common units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to unitholders.

We may invest in securities related to real estate, which could adversely affect our ability to make distributions to unitholders. We may purchase securities issued by entities which own real estate and may, in the future, also invest in mortgages. In general, investments in mortgages are subject to several risks, including:

•	borrowers may fail to make debt service payments or pay the principal when due;

•	the value of the mortgaged property may be less than the principal amount of the mortgage note securing the property; and

•	interest rates payable on the mortgages may be lower than our cost for the funds used to acquire these mortgages.

Owning these securities may not entitle us to control the ownership, operation, and management of the underlying real estate. In addition, we may have no control over the distributions with respect to these securities, which could adversely affect our ability to make distributions to unitholders.

Future terrorist activity or engagement in war by the U.S. may have an adverse effect on our financial condition and operating results. Terrorist attacks in the U.S. and other acts of terrorism or war, may result in declining economic activity, which could harm the demand for and the value of our properties. In addition, the public perception that certain locations are at greater risk for attack, such as major airports, ports, and rail facilities, may decrease the demand for and the value of our properties near these sites. A decrease in demand could make it difficult for us to renew or re-lease our properties at these sites at lease rates equal to or above historical rates. Terrorist activities also could directly impact the value of our properties through damage, destruction, or loss, and the availability of insurance for these acts may be less, and cost more, which could adversely affect our financial condition. To the extent that our tenants are impacted by future attacks, their businesses similarly could be adversely affected, including their ability to continue to honor their existing leases.

Terrorist acts and engagement in war by the U.S. also may adversely affect the markets in which the securities of our general partner trade and may cause further erosion of business and consumer confidence and spending and may result in increased volatility in national and international financial markets and economies. Any one of these events may cause a decline in the demand for our office and industrial leased space, delay the time in which our new or renovated properties reach stabilized occupancy, increase our operating expenses, such as those attributable to increased physical security for our properties, and limit our access to capital or increase our cost of raising capital.

Risks Related to our Organizational Structure

Our growth depends on external sources of capital that are outside of our control and the inability to obtain capital on terms that are acceptable to us, or at all, could adversely affect our financial condition and results of operations. Our general partner is required under the Code to distribute at least 90% of its taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gain, and we are required to make distributions to our general partner to allow it to satisfy these REIT distribution requirements. For distributions with respect to taxable years ending on or before December 31, 2011, recent IRS guidance allows our general partner to satisfy up to 90% of this requirement through the distribution of shares of its common stock, if certain conditions are met. Because of these distribution requirements, we are required to make distributions to our general partner, and we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, management relies on third-party sources of capital to fund our capital needs. We may not be able to obtain financing on favorable terms or at all. Any additional debt we incur will increase our leverage. Access to third-party sources of capital depends, in part, on general market conditions and the availability of credit, the market’s perception of our growth potential, our current and expected future earnings, our cash flows and cash distributions, and the quoted market price of the common stock of our general partner into which our common units may be exchanged. If we cannot obtain capital from third-party sources, our financial condition, results of operations, cash flows, the quoted trading price of the common stock of our general partner into which our common units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to our unitholders including our general partner may be adversely affected.

Our common limited partners have limited approval rights, which may prevent our general partner from completing a change of control transaction that may be in the best interests of all unitholders and of all the stockholders of our general partner. Our general partner may not withdraw as our general partner or transfer its general partnership interest in us without the approval of the holders of at least 60% of the units representing common limited partnership interests, including the common units held by our general partner in its capacity as our general partner. In addition, our general partner may not engage in a merger, consolidation, or other combination or the sale of substantially all of its assets or such similar transaction, without the approval of the holders of 60% of the common units, including the common units held by our general partner in its capacity as our general partner. The right of our common limited partners to vote on these transactions could limit our ability to complete a change of control transaction that might otherwise be in the best interest of all unitholders and of all the stockholders of our general partner.

In certain circumstances, our limited partners must approve our dissolution and the disposition of properties contributed by the limited partners. For as long as limited partners own at least 5% of all of our partnership interests, we must obtain the approval of limited partners holding a majority of the units representing common limited partnership interests before we may dissolve. As of June 30, 2010, limited partners owned approximately 3.3% of our partnership interests, of which 2.5% was owned by John B. Kilroy, Sr. and John B. Kilroy, Jr. In addition, our general partner agreed to use commercially reasonable efforts to minimize the tax consequences to common limited partners resulting from the repayment, refinancing, replacement, or restructuring of debt, or any sale, exchange, or other disposition of any of our other assets. The exercise of one or more of these approval rights by the limited partners could delay or prevent us from completing a transaction that may be in the best interest of all unitholders and of all stockholders of our general partner.

The Chairman of our board of directors and our President and Chief Executive Officer each have substantial influence over our affairs. John B. Kilroy, Sr. is the Chairman of our board of directors and the father of John B. Kilroy, Jr., our President and Chief Executive Officer. Each is a member of our board of directors, and together, as of June 30, 2010, they beneficially owned approximately 3.3% of the total outstanding shares of common stock of our general partner. The percentage of outstanding shares of common stock beneficially owned includes 239,477 shares of common stock, 172,607 restricted stock units that were vested and held by John B. Kilroy, Jr. at June 30, 2010, and assumes the exchange into shares of our general partner’s common stock of the 1,335,135 common units held by Messrs. Kilroy (which are redeemable in exchange for, at the option of our general partner, an equal number of shares of our general partner’s common stock). The beneficial ownership percentage excludes 214,880 nonvested restricted stock units held by John B. Kilroy, Jr. at June 30, 2010.

Pursuant to the charter of our general partner, no other stockholder may own, actually or constructively, more than 7.0% of the outstanding common stock of our general partner without obtaining a waiver from the board of directors. The board of directors has waived the ownership limits with respect to John B. Kilroy, Sr., John B. Kilroy, Jr., members of their families, and some of their affiliated entities. These named individuals and entities may own either actually or constructively, in the aggregate, up to 19.6% of our general partner’s outstanding common stock, excluding units that are exchangeable into shares of common stock. Consequently, Messrs. Kilroy have substantial influence on our general partner, and because our general partner is our manager, on us, and could exercise their influence in a manner that is not in the best interest of our noteholders or our unitholders. Also, they may, in the future, have a substantial influence on the outcome of any matters submitted to our unitholders for approval.

There are restrictions on the ownership of the capital stock of our general partner, which limit the opportunities for a change of control at a premium to existing unitholders. Provisions of the Maryland General Corporation Law, our general partner’s charter and bylaws, and our partnership agreement may delay, deter, or prevent a change of control over us and our general partner, or the removal of existing management. Any of these actions might prevent the unitholders from receiving a premium for their common units over the then-prevailing market price of the shares of our general partner’s common stock.

The Code contains stringent ownership limits on our general partner’s capital stock as a result of its decision to be taxed as a REIT, including:

•

no more than 50% in value of our general partner’s capital stock may be owned, actually or constructively, by five or fewer individuals, including some entities, during the last half of a taxable year;

•

subject to exceptions, our general partner’s common stock must be held by a minimum of 100 persons for at least 335 days of a 12-month taxable year, or a proportionate part of a short taxable year; and

•

if we, our general partner or any entity which owns 10% or more of our general partner’s capital stock, actually or constructively own 10% or more of one of our tenants, a tenant of our general partner or any partnership in which weor our general partner is a partner, then any rents received from that tenant will not be qualifying income for purposes of the Code’s REIT gross income tests, regardless of whether the rent is received directly or through a partnership.

Our general partner’s charter also establishes ownership limits to protect our general partner’s REIT status. No single stockholder may own, either actually or constructively, absent a waiver from the board of directors, more than 7.0% (by value or by number of shares, whichever is more restrictive) of our general partner’s common stock outstanding. Similarly, absent a waiver from the board of directors, no single holder of our general partner’s 7.45% Series A Cumulative Redeemable Preferred stock (the “Series A Preferred Stock”), if issued, may actually or constructively own any class or series of our general partner’s preferred stock, so that their total capital stock ownership would exceed 7.0% by value of our general partner’s total outstanding shares of capital stock; no single holder of our general partner’s 7.8% Series E Cumulative Redeemable Preferred stock (the “Series E Preferred Stock”) may actually or constructively own more than 9.8% (by value or by number of shares, whichever is more restrictive) of our general partner’s Series E Preferred Stock; and no single holder of our general partner’s 7.5% Series F Cumulative Redeemable Preferred stock (the “Series F Preferred Stock”) may actually or constructively own more than 9.8% (by value or by number of shares, whichever is more restrictive) of our general partner’s Series F Preferred Stock.

The board of directors may waive the ownership limits if it is satisfied that the excess ownership would not jeopardize our general partner’s REIT status and if it believes that the waiver would be in our and our general partner’s best interests. The board of directors has waived the ownership limits with respect to John B. Kilroy, Sr., John B. Kilroy, Jr., members of their families, and some of their affiliated entities. These named individuals and entities may own either actually or constructively, in the aggregate, up to 19.6% of our general partner’s outstanding common stock, excluding units that are exchangeable into shares of common stock. The board of directors has also waived the ownership limits with respect to the initial purchasers of each of our 3.25% Exchangeable Senior Notes due 2012 (the “3.25% Exchangeable Notes”) and the 4.25% Exchangeable Senior Notes due 2014 (the “4.25% Exchangeable Notes,” and, collectively, the “Exchangeable Notes”) and certain of their affiliated entities to beneficially own up to 9.8%, in the aggregate, of our general partner’s common stock in connection with hedging the capped call transactions.

If anyone acquires shares in excess of any ownership limits, the transfer to the transferee will be void with respect to the excess shares, the excess shares will be automatically transferred from the transferee or owner to a trust for the benefit of a qualified charitable organization, the purported transferee or owner will have no right to vote those excess shares, and the purported transferee or owner will have no right to receive dividends or other distributions from those excess shares.

Our general partner’s charter contains provisions that may delay, deter, or prevent a change of control transaction. The following provisions of our general partner’s charter may delay or prevent a change of control over our Company, even if a change of control might be beneficial to our unitholders and stockholders of our general partner, deter tender offers that may be beneficial to our unitholders and stockholders of our general partner, or limit unitholders’ and stockholders of our general partner’s opportunity to receive a potential premium for their units and/or shares if an investor attempted to gain shares beyond our general partner’s ownership limits or otherwise to effect a change of control:

•

Our general partner’s charter authorizes the board of directors to issue up to 30,000,000 shares of our general partner’s preferred stock, including convertible preferred stock, without stockholder approval. The board of directors may establish the preferences, rights, and other terms, including the right to vote and the right to convert into common stock any shares issued. The issuance of preferred stock could delay or prevent a tender offer or a change of control even if a tender offer or a change of control was in our unitholders’ and stockholders of our general partner’s interest. As of June 30, 2010, 5,060,000 shares of our general partner’s preferred stock were issued and outstanding, consisting of 1,610,000 shares of our general partner’s Series E Preferred Stock and 3,450,000 shares of our general partner’s Series F Preferred Stock, and an additional 1,500,000 shares of preferred stock were designated as Series A Preferred Stock, which was reserved for possible issuance in exchange for our outstanding Series A Preferred Units; and

•

Our general partner’s charter states that any director, or the entire board of directors, may be removed from office at any time, but only for cause and then only by the affirmative vote of the holders of at least two thirds of the votes of our general partner’s capital stock entitled to be cast in the election of directors.

The board of directors may change investment and financing policies without unitholder or stockholder approval, causing us to become more highly leveraged, which may increase our risk of default under our debt obligations.

We are not limited in our ability to incur debt. Our financing policies and objectives are determined by the board of directors. Our goal is to limit our dependence on leverage and maintain a conservative ratio of debt to total market capitalization. However, our organizational documents including those of our general partner do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. As of June 30, 2010, we had approximately $1.2 billion aggregate principal amount of indebtedness outstanding, which represented 39.6% of our total market capitalization. Our total debt and the liquidation value of our preferred equity as a percentage of total market capitalization was approximately 46.3% as of June 30, 2010. See Item 2: Financial Information “—Liquidity and Capital Resources” for a calculation of our market capitalization. These ratios may be increased or decreased without the consent of our unitholders or stockholders of our general partner. Increases in the amount of debt outstanding would result in an increase in our debt service, which could adversely affect cash flow and our ability to make distributions to unitholders. Higher leverage also increases the risk of default on our obligations and limits our ability to obtain additional financing in the future.

We and our general partner may issue additional common units and shares of capital stock without unitholder or stockholder approval, as applicable, which may dilute unitholder or stockholder investment. Our general partner may issue shares of its common stock, preferred stock, or other equity or debt securities without stockholder approval. Similarly, we may offer our common or preferred units for contributions of cash or property without approval by our unitholders. Further, under certain circumstances, our general partner may issue shares of its common stock in exchange for our outstanding Exchangeable Notes. Existing stockholders and unitholders have no preemptive rights to acquire any of these securities, and any issuance of equity securities under these circumstances may dilute a unitholder’s or stockholder’s investment.

Sales of a substantial number of shares of our general partner’s securities, or the perception that this could occur, could result in decreasing the quoted market price per share for the common stock of our general partner into which our common units may be exchanged. Management cannot predict whether future issuances of shares of our general partner’s common stock or the availability of shares for resale in the open market will result in decreasing the market price per share of our general partner’s common stock. As of June 30, 2010, 52,296,219 shares of our general partner’s common stock and 5,060,000 shares of our general partner’s preferred stock, consisting of 1,610,000 shares of Series E Preferred Stock and 3,450,000 shares of Series F Preferred Stock, were issued and outstanding, and an additional 1,500,000 shares of preferred stock were designated as Series A Preferred Stock, which was reserved for possible issuance in exchange for our outstanding Series A Preferred Units.

As of June 30, 2010, our general partner had reserved for future issuance the following shares of common stock: 1,723,131 shares issuable upon the exchange, at our general partner’s option, of our common units; 4,421,286 shares remained available for grant under our 2006 Incentive Award Plan (see Note 7 to our consolidated interim financial statements included in this registration statement); 795,949 shares issuable upon settlement of restricted stock units; 20,000 shares issuable upon exercise of outstanding options; and 975,453 shares issuable under our general partner’s Dividend Reinvestment and Direct Stock Purchase Plan, as well as 1,681,813 and 4,800,796 shares potentially issuable under certain circumstances, in exchange for the 3.25% Exchangeable Notes and 4.25% Exchangeable Notes, respectively. Our general partner has a currently effective registration statement registering 1,723,131 shares of its common stock for possible issuance to the holders of our common units. That registration statement also registers 306,808 shares of common stock held by certain stockholders for possible resale. Our general partner also has a currently effective registration statements registering the 1,681,813 shares of its common stock that may potentially be issued in exchange for our 3.25% Exchangeable Notes, and 4,800,796 shares of its common stock that may potentially be issued in exchange for our 4.25% Exchangeable Notes. Consequently, if and when the shares are issued, they may be freely traded in the public markets.

Risks Related to our General Partner’s Status as a REIT

Loss of our general partner’s REIT status would have significant adverse consequences to us and the value of our general partner’s common stock. Our general partner currently operates in a manner that is intended to allow our general partner to qualify as a REIT for federal income tax purposes under the Code. If our general partner were to lose its REIT status, our general partner would face serious tax consequences that would substantially reduce the funds available for distribution to unitholders and stockholders of our general partner for each of the years involved because:

•	our general partner would not be allowed a deduction for distributions to its stockholders in computing its taxable income and would be subject to federal income tax at regular corporate rates;

•	our general partner could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless entitled to relief under statutory provisions, our general partner could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified.

In addition, if our general partner failed to qualify as a REIT, our general partner will not be required to make distributions to its stockholders, and all distributions to its stockholders will be subject to tax as regular corporate dividends to the extent of its current and accumulated earnings and profits. As a result of all these factors, our general partner’s failure to qualify as a REIT also could impair our ability to expand our business and raise capital and could adversely affect the value of our general partner’s common stock into which our common units may be exchanged.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Code is greater in the case of a REIT that holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control or the control of our general partner may affect our general partner’s ability to continue to qualify as a REIT. For example, to qualify as a REIT, at least 95% of our general partner’s gross income in any year must be derived from qualifying sources. Also, our general partner must make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding capital gains. For distributions with respect to taxable years ending on or before December 31, 2011, recent IRS guidance allows our general partner to satisfy up to 90% of this requirement through the distribution of shares of its common stock, if certain conditions are met. In addition, legislation, new regulations, administrative interpretations, or court decisions may adversely affect our general partner’s securityholders or our general partner’s ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments. Although management believes that our Company is organized and that we operate in a manner to permit our general partner to continue to qualify as a REIT, we cannot provide assurances to that effect.

To maintain our general partner’s REIT status, we may be forced to borrow funds on a short-term basis during unfavorable market conditions. To qualify as a REIT, our general partner generally must distribute to its stockholders at least 90% of its net taxable income each year, excluding capital gains, and it will be subject to regular corporate income taxes to the extent that it distributes less than 100% of its net taxable income each year. In addition, our general partner will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by it in any calendar year are less than the sum of 85% of its ordinary income, 95% of its net capital gains, and 100% of its undistributed income from prior years. For distributions with respect to taxable years ending on or before December 31, 2011, recent IRS guidance allows our general partner to satisfy up to 90% of these requirements through the distribution of shares of its common stock, if certain conditions are met. To maintain our general partner’s REIT status and avoid the payment of federal income and excise taxes, we may need to borrow funds on a short-term basis and loan the proceeds to our general partner so it can meet the REIT distribution requirements even if the then-prevailing market conditions are not favorable for these borrowings. These short-term borrowing needs could result from differences in timing between the actual receipt of income and inclusion of income for federal income tax purposes, or the effect of nondeductible capital expenditures, the creation of reserves, or required debt or amortization payments.

ITEM 2.	FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

Kilroy Realty, L.P. Consolidated

(in thousands, except per unit, square footage and occupancy data)

	Six Months Ended June 30,
	2010	2009

Statements of Operation Data:
Rental income	$125,694	$125,662
Tenant reimbursements	12,201	15,055
Other property income	1,340	2,844

Total revenues	139,235	143,561

Property expenses	26,563	24,912
Real estate taxes	12,518	12,272
Provision for bad debts	14	152
Ground leases	312	829
General and administrative expenses	13,823	14,361
Acquisition-related expenses	1,270	—
Depreciation and amortization	44,660	44,640

Total expenses	99,160	97,166

Interest income and other net investment gains	366	573
Interest expense	(25,044)	(24,115)
Loss on early extinguishment of debt	(4,564)	—

Total other (expenses) income	(29,242)	(23,542)

Income from continuing operations	10,833	22,853
Discontinued operations:
Loss from discontinued operations	—	(224)
Net gain on dispositions of discontinued operations	—	2,485

Total income from discontinued operations	—	2,261

Net income	10,833	25,114

Net income attributable to noncontrolling interests in consolidated subsidiaries	(96)	(133)

Net income attributable to Kilroy Realty, L.P.	10,737	24,981

Preferred distributions	(7,598)	(7,598)

Net income available to common unitholders	$3,139	$17,383

Kilroy Realty, L.P. Consolidated

(in thousands, except per unit, square footage and occupancy data)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Statements of Operation Data:
Rental income	$247,649	$251,520	$229,126	$216,389	$204,714
Tenant reimbursements	28,075	30,986	25,272	22,393	20,223
Other property income	3,710	6,849	3,478	2,356	771

Total revenues	279,434	289,355	257,876	241,138	225,708

Property expenses	49,709	48,861	43,276	39,692	36,053
Real estate taxes	24,330	22,063	19,495	18,107	16,293
Provision for bad debts	569	4,051	473	744	(667)
Ground leases	1,597	1,617	1,582	1,583	1,207
General and administrative expenses	39,938	38,260	36,580	22,800	66,456
Interest expense	46,119	45,346	40,762	43,541	38,956
Depreciation and amortization	87,627	83,215	72,754	68,756	64,199

Total expenses	249,889	243,413	214,922	195,223	222,497

Interest income and other net investment gains (losses)	1,300	(93)	1,606	1,653	604
Gain on early extinguishment of debt	4,909	—	—	—	—
Net settlement receipts on interest rate swaps	—	—	—	991	364
(Loss) gain on derivative instruments	—	—	—	(818)	378

Total other income (loss)	6,209	(93)	1,606	1,826	1,346

Income from continuing operations	35,754	45,849	44,560	47,741	4,557
Discontinued operations:
Revenues from discontinued operations	—	812	10,908	23,191	17,137
Expenses from discontinued operations	(224)	16	(6,656)	(8,749)	(9,902)
Net gain on dispositions of discontinued operations	2,485	234	74,505	31,259	30,764

Total income from discontinued operations	2,261	1,062	78,757	45,701	37,999

Net income	38,015	46,911	123,317	93,442	42,556

Net income attributable to noncontrolling interests in consolidated subsidiaries	(201)	(237)	(324)	(238)	(465)

Net income attributable to Kilroy Realty, L.P.	37,814	46,674	122,993	93,204	42,091

Preferred distributions	(15,196)	(15,196)	(15,196)	(15,196)	(15,196)

Net income available to common unitholders	$22,618	$31,478	$107,797	$78,008	$26,895

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Unit Data:
Weighted average common units outstanding—basic	48,397,625	36,143,799	40,436,196	34,531,779	34,615,769	33,842,375	32,460,353

Weighted average common units outstanding—diluted	48,400,981	36,170,122	40,463,221	34,606,060	34,644,738	33,890,941	32,512,217

Income (loss) from continuing operations available to common unitholders per common unit—basic	$0.05	$0.41	$0.47	$0.87	$0.81	$0.95	$(0.34)

Income (loss) from continuing operations available to common unitholders per common unit—diluted	$0.05	$0.41	$0.47	$0.87	$0.81	$0.95	$(0.34)

Net income available to common unitholders per unit—basic	$0.05	$0.47	$0.53	$0.90	$3.09	$2.30	$0.83

Net income available to common unitholders per unit—diluted	$0.05	$0.47	$0.53	$0.90	$3.09	$2.30	$0.83

Distributions declared per common unit	$0.70	$0.93	$1.63	$2.32	$2.22	$2.12	$2.04

	Kilroy Realty, L.P. Consolidated
	June 30,		December 31,
	2010	2009	2009	2008	2007	2006	2005
Balance Sheet Data:
Total real estate held for investment, before accumulated depreciation and amortization	$2,953,609		$2,520,083	$2,475,596	$2,370,004	$2,040,761	$1,953,971
Total assets	2,556,509		2,084,281	2,102,918	2,069,810	1,799,352	1,674,474
Total debt	1,155,118		972,016	1,142,348	1,072,659	879,198	842,282
Total liabilities	1,330,805		1,126,805	1,314,394	1,229,138	1,011,790	1,031,106
Series A preferred units(1)	73,638		73,638	73,638	73,638	73,638	73,638
Total series E and F preferred units	121,582		121,582	121,582	121,582	121,582	121,582
Total capital(2)	1,152,066		883,838	714,886	767,034	713,924	569,730
Other Data:
Cash flows provided by (used in):
Operating activities	57,388	60,902	124,965	144,481	147,500	61,570	116,002
Investing activities	(414,108)	(23,598)	(50,474)	(93,825)	(244,802)	(136,193)	(75,682)
Financing activities	376,265	(33,509)	(74,161)	(52,835)	97,086	82,690	(41,292)
Office Properties:
Rentable square footage	10,088,803	8,651,040	8,708,466	8,650,126	8,088,769	7,835,040	7,948,152
Occupancy	85.7%	83.5%	80.6%	86.2%	93.7%	95.8%	92.5%
Industrial Properties:
Rentable square footage	3,654,463	3,654,463	3,654,463	3,718,663	3,869,969	3,869,969	4,587,491
Occupancy	83.3%	90.2%	88.2%	96.3%	94.7%	95.8%	99.3%

(1)	Represents the redemption value, less issuance costs of our issued and outstanding 1,500,000 Series A Preferred Units.
(2)	Includes the noncontrolling interests in consolidated subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to our consolidated financial statements and should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this registration statement. Statements contained in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are not historical facts may be forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Some of the information presented is forward-looking in nature, including information concerning projected future occupancy rates, rental rate increases, property development timing, and investment amounts. Although the information is based on our current expectations, actual results could vary from expectations stated in this registration statement. Numerous factors could affect our actual results, some of which are beyond our control. These include the breadth and duration of the current economic recession and its impact on our tenants, the strength of commercial and industrial real estate markets, market conditions affecting tenants, our ability to complete and successfully integrate pending and recent acquisitions, competitive market conditions and interest rate levels, and capital market conditions. You are cautioned not to place undue reliance on this information, which speaks only as of the date this registration statement was filed. We assume no obligation to update publicly any forward-looking information, whether as a result of new information, future events, or otherwise, except to the extent we are required to do so in connection with our ongoing requirements under federal securities laws to disclose material information. For a discussion of important risks related to our business, and related to investing in our securities, including risks that could cause actual results and events to differ materially from results and events referred to in the forward-looking information, see Item 1A: Risk Factors and the discussion under the captions “—Factors That May Influence Future Results of Operations” and “—Liquidity and Capital Resources” below. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this registration statement might not occur.

Overview and Background

We are a Delaware limited partnership and the entity though which our general partner, a REIT, conducts substantially all of its operations and owns all of its assets. We own, operate, develop, and acquire primarily Class A suburban office and industrial real estate in key submarkets in California. We own our interests in all of our properties either directly or through the Finance Partnership or wholly-owned subsidiaries. Our general partner owned a 96.7% general partnership interest as of June 30, 2010, and a 96.2% interest as of both December 31, 2009 and June 30, 2009.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates, assumptions, and judgments that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting periods.

Certain accounting policies are considered to be critical accounting policies. Critical accounting policies are those policies that require management to make significant estimates and/or assumptions about matters that are uncertain at the time the estimates and/or assumptions are made or where management is required to make significant judgments and assumptions with respect to the practical application of accounting principles in its business operations. Critical accounting policies are by definition those policies that are material to our financial statements and for which the impact of changes in estimates, assumptions, and judgments could have a material impact to our financial statements.

The following critical accounting policies discussion reflects what we believe are the most significant estimates, assumptions, and judgments used in the preparation of our consolidated financial statements. This discussion of our critical accounting policies is intended to supplement the description of our accounting policies in the footnotes to our consolidated financial statements and to provide additional insight into the information used by management when evaluating significant estimates, assumptions, and judgments. For further discussion of our significant accounting policies, see Note 2 to our consolidated annual financial statements included in this registration statement.

Rental Revenue Recognition

Rental revenue is our principal source of revenue. The timing of when we commence rental revenue recognition depends largely on our conclusion as to whether we are or the tenant is the owner for accounting purposes of the tenant improvements at the leased property. When we conclude that we are the owner of tenant improvements for accounting purposes, we record the cost to construct the tenant improvements as an asset, and we commence rental revenue recognition when the tenant takes possession of the finished space, which is typically when such tenant improvements are substantially complete.

The determination of whether we are or the tenant is the owner of the tenant improvements for accounting purposes is subject to significant judgment. In making that determination, we consider numerous factors and perform a detailed evaluation of each individual lease. No one factor is determinative in reaching a conclusion. The factors we evaluate include but are not limited to the following:

•	whether the lease agreement requires landlord approval of how the tenant improvement allowance is spent prior to installation of the tenant improvements;

•

whether the lease agreement requires the tenant to provide evidence to the landlord supporting the cost and what the tenant improvement allowance was spent on prior to payment by the landlord for such tenant improvements;

•	whether the tenant improvements are unique to the tenant or reusable by other tenants;

•

whether the tenant is permitted to alter or remove the tenant improvements without the consent of the landlord or without compensating the landlord for any lost utility or diminution in fair value; and

•	whether the ownership of the tenant improvements remains with the landlord or remains with the tenant at the end of the lease term.

In addition, we also record the cost of certain tenant improvements paid for or reimbursed by tenants when we conclude that we are the owner of such tenant improvements using the factors discussed above. For these tenant-funded tenant improvements, we record the amount funded or reimbursed by tenants as deferred revenue, which is amortized and recognized as rental revenue over the term of the related lease beginning upon substantial completion of the leased premises. During the years ended December 31, 2009, 2008, and 2007, we recorded $2.0 million, $28.1 million, and $41.1 million, respectively, of tenant-funded tenant improvements. The decreasing trend corresponds to the decrease in our development and redevelopment activities since leases at our development and redevelopment properties generally have higher tenant-funded tenant improvements. For those periods, we also recognized $9.8 million, $11.3 million, and $4.3 million, respectively, of noncash rental revenue related to the amortization of deferred revenue recorded in connection with tenant-funded tenant improvements.

When we conclude that we are not the owner and the tenant is the owner of tenant improvements for accounting purposes, we record our contribution towards those improvements as a lease incentive, which is amortized as a reduction to rental revenue on a straight-line basis over the term of the related lease, and rental revenue recognition begins when the tenant takes possession of or controls the space.

Our judgment as to whether we are or the tenant is the owner of tenant improvements for accounting purposes is made on a lease-by-lease basis and has a significant impact on the amount of noncash rental revenue that we record related to the amortization of deferred revenue for tenant-funded tenant improvements and, therefore, on our results of operations. Our judgment as to whether we are or the tenant is the owner of the tenant improvements for accounting purposes can also have a significant effect on the timing of our overall revenue recognition and therefore on our results of operations.

Tenant Reimbursement Revenue

Reimbursements from tenants consist of amounts due from tenants for common area maintenance, real estate taxes, and other recoverable costs. Calculating tenant reimbursement revenue requires an in-depth analysis of the complex terms of each applicable underlying lease. Examples of judgments and estimates used when determining the amounts recoverable include:

•	estimating the final expenses, net of accruals, that are recoverable;

•	estimating the fixed and variable components of operating expenses for each building;

•	conforming recoverable expense pools to those used in establishing the base year or base allowance for the applicable underlying lease; and

•	concluding whether an expense or capital expenditure is recoverable pursuant to the terms of the underlying lease.

During the year, we accrue estimated tenant reimbursement revenue in the period in which the reimbursable expenses are incurred and thus recoverable from the tenant based on our best estimate of the amounts to be recovered. Throughout the year, we perform analyses to properly match tenant reimbursement revenue with reimbursable costs incurred to date. Additionally, during the fourth quarter of each year, we perform preliminary reconciliations and accrue additional tenant reimbursement revenue or refunds. Subsequent to year end, we perform final detailed reconciliations and analyses on a lease-by-lease basis and bill or refund each tenant for any cumulative annual adjustments in the first and second quarters of each year for the previous year’s activity.

Our historical experience for the years ended December 31, 2009, 2008, and 2007 has been that our final reconciliation and billing process resulted in final amounts that approximated the total annual tenant reimbursement revenues recognized.

Allowances for Uncollectible Current Tenant Receivables and Deferred Rent Receivables

Tenant receivables and deferred rent receivables are carried net of the allowances for uncollectible current tenant receivables and deferred rent receivables. Current tenant receivables consist primarily of amounts due for contractual lease payments and reimbursements of common area maintenance expenses, property taxes, and other expenses recoverable from tenants. Deferred rent receivables represent the amount by which the cumulative straight-line rental revenue recorded to date exceeds cash rents billed to date under the lease agreement. As of June 30, 2010, December 31, 2009, and December 31, 2008, current receivables were carried net of an allowance for uncollectible amount of $3.0 million, $3.1 million, and $4.0 million, respectively, and deferred rent receivables were carried net of an allowance for uncollectible accounts of $6.2 million, $6.4 million, and $7.3 million, respectively.

Management’s determination of the adequacy of the allowance for uncollectible current tenant receivables and the allowance for deferred rent receivables is performed using a methodology that incorporates a specific identification analysis and an aging analysis and includes an overall evaluation of our historical loss trends and the current economic and business environment. This determination requires significant judgment and estimates about matters that are uncertain at the time the estimates are made, including the creditworthiness of specific tenants, specific industry trends and conditions, and general economic trends and conditions. Since these factors are beyond our control, actual results can differ from our estimates, and such differences could be material.

With respect to the allowance for uncollectible tenant receivables, the specific identification methodology analysis relies on factors such as the age and nature of the receivables, the payment history and financial condition of the tenant, our assessment of the tenant’s ability to meet its lease obligations, and the status of negotiations of any disputes with the tenant. With respect to the allowance for deferred rent receivables, given the longer-term nature of these receivables, the specific identification methodology analysis evaluates each of our significant tenants and any tenants on our internal watchlist and relies on factors such as each tenant’s financial condition and its ability to meet its lease obligations. We evaluate our reserve levels quarterly based on changes in the financial condition of tenants and our assessment of the tenant’s ability to meet its lease obligations, overall economic conditions, and the current business environment.

For the years ended December 31, 2009, 2008, and 2007, we recorded a total provision for bad debts for both current tenant receivables and deferred rent receivables of approximately 0.2%, 1.4%, and 0.2%, respectively, of recurring rental revenue. Included in the provision amount for 2008 is approximately $3.1 million for the unrecoverable portion of the deferred rent receivable balance related to an early termination at one of our properties in San Diego (see Note 13 to our consolidated annual financial statements included in this registration statement). Excluding the impact of the early termination on the provision for bad debts, for the year ended December 31, 2008, we recorded a provision for bad debts of approximately 0.3% of recurring revenue. Our historical experience has been that actual write-offs of current tenant receivables and deferred rent receivables has approximated the provision for bad debts recorded for the years ended December 31, 2009, 2008, and 2007. In the event our estimates were not accurate and we had to change our allowances by 1% of recurring revenue, the potential impact to our net income available to common unitholders would be approximately $2.8 million, $2.8 million, and $2.6 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Evaluation of Asset Impairment

We evaluate our real estate assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a given asset may not be recoverable. We evaluate our real estate assets for impairment on a property-by-property basis. Indicators we use to determine whether an impairment evaluation is necessary include:

•	low occupancy levels or forecasted low occupancy levels at a specific property;

•	current period operating or cash flow losses combined with a historical pattern or future projection of potential continued operating or cash flow losses at a specific property;

•

deterioration in rental rates for a specific property as evidenced by sudden significant rental rate decreases or continuous rental rate decreases over numerous quarters, which could signal a decrease in future cash flow for that property;

•

deterioration of a given rental submarket as evidenced by significant increases in market vacancy and/or negative absorption rates or continuous increases in market vacancy and/or negative absorption rates over numerous quarters, which could signal a decrease in future cash flow for properties within that submarket;

•

significant increases in market capitalization rates, continuous increases in market capitalization rates over several quarters, or recent property sales at a loss within a given submarket, each of which could signal a decrease in the market value of properties;

•	significant change in strategy or use of a specific property or any other event that could result in a decreased holding period or significant development delay;

•	instances of physical damage to the property; and

•	default by a significant tenant when other indicators are present.

When evaluating real estate assets to be held and used for potential impairment, we first evaluate whether there are any indicators of impairment. If any impairment indicators are present for a specific real estate asset, we then perform an undiscounted cash flow analysis and compare the net carrying amount of the real estate asset to the real estate asset’s estimated undiscounted future cash flow over the anticipated holding period. If the estimated undiscounted future cash flow is less than the net carrying amount of the real estate asset, we perform an impairment loss calculation to determine if the fair value of the real estate asset is less than the net carrying value of the real estate asset. Our impairment loss calculation compares the net carrying amount of the real estate asset to the real estate asset’s estimated fair value, which may be based on estimated discounted future cash flow calculations or third-party valuations or appraisals. We recognize an impairment loss if the amount of the asset’s net carrying amount exceeds the asset’s estimated fair value. If we recognize an impairment loss, the estimated fair value of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated (amortized) over the remaining useful life of that asset.

Our undiscounted cash flow and fair value calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flow and property fair values, including selecting the discount or capitalization rate that reflects the risk inherent in future cash flow. Estimating projected cash flow is highly subjective as it requires assumptions related to future rental rates, tenant allowances, operating expenditures, property taxes, capital improvements, and occupancy levels. We are also required to make a number of assumptions relating to future economic and market events and prospective operating trends. Determining the appropriate capitalization rate also requires significant judgment and is typically based on many factors including the prevailing rate for the market or submarket, as well as the quality and location of the properties. Further, capitalization rates can fluctuate due to a variety of factors in the overall economy or within regional markets. If the actual net cash flow or actual market capitalization rates significantly differ from our estimates, the impairment evaluation for an individual asset could be materially affected.

In recent periods, circumstances occurred that indicated that an analysis for potential impairment of certain of our properties was necessary. As a result, for each property where such an indicator occurred and/or for properties within a given submarket where such an indicator occurred, we completed an impairment evaluation. After completing this process, we determined that for each of the properties evaluated, undiscounted cash flows over the holding period were in excess of carrying value and, therefore, we did not record any impairment losses for the six months ended June 30, 2010 or 2009 or the years ended December 31, 2009, 2008, and 2007.

Cost Capitalization and Depreciation

We capitalize costs associated with development and redevelopment activities, capital improvements, tenant improvements, and leasing activities. Amounts capitalized are depreciated or amortized over estimated useful lives determined by management. We depreciate buildings and improvements based on the estimated useful life of the asset, and we amortize tenant improvements and leasing costs over the shorter of the estimated useful life or estimated remaining life of the related lease. All capitalized costs are depreciated or amortized using the straight-line method.

Determining whether expenditures meet the criteria for capitalization and the assignment of depreciable lives requires management to exercise significant judgment. Expenditures that meet one or more of the following criteria generally qualify for capitalization:

•	provide benefit in future periods;

•	extend the useful life of the asset beyond our original estimates; and

•	increase the quality of the asset beyond our original estimates.

Our historical experience has demonstrated that we have not had material write-offs of assets and that our depreciation and amortization estimates have been reasonable and appropriate.

Factors That May Influence Future Results of Operations

        Acquisitions. As a key component of our growth strategy, we continually evaluate selected property acquisition opportunities. We consider potential acquisitions on an ongoing basis and may have one or more potential acquisitions under consideration at any point in time, which may be at varying stages of the negotiation and due diligence review process. We generally finance our acquisitions through debt and equity offerings and borrowings on our line of credit. As of the date of this registration statement, we have completed five acquisitions for seven buildings in 2010 (see Note 2 to our consolidated interim financial statements included in this registration statement for additional information). Costs associated with acquisitions are expensed as incurred and we may be unable to complete an acquisition after making a nonrefundable deposit or incurring acquisition-related costs.

Real Estate Asset Valuation. General economic conditions and the resulting impact on market conditions such as the downturn in tenants’ businesses, declining demand for office or industrial properties, or decreases in market rental rates or market values of real estate assets may adversely affect the value of our assets, including the value of our properties and related tenant improvements and the value of our undeveloped land. Although our strategy is to hold our properties and our undeveloped land for long-term use, if our strategy and/or market conditions change or we decide to dispose of an asset, we may be required to recognize an impairment loss to reduce the property or undeveloped land to the lower of the carrying amount or fair value, and such a loss could potentially be material and could adversely affect our results of operations. Likewise, if as a result of an early lease termination we were required to remove and write off material amounts of tenant improvements that were not reusable to another tenant, our results of operations could be adversely affected.

Leasing Activity and Rental Rates. The amount of net rental income generated by our properties depends principally on our ability to maintain the occupancy rates of currently leased space and to lease currently available space, newly developed or redeveloped properties, and space available from unscheduled lease terminations. The amount of rental income we generate also depends on our ability to maintain or increase rental rates in our submarkets. Negative trends in one or more of these factors could adversely affect our rental income in future periods. The following tables set forth certain information regarding leases that commenced during the year ended December 31, 2009 and the six months ended June 30, 2010.

Lease Commencement Information by Segment

For Leases that Commenced During the Year Ended December 31, 2009

	1st & 2nd Generation(1)				2nd Generation(1)
	Number of Leases(2)		Rentable Square Feet(2)		Changes in Rents(3)	Changes in Cash Rents(4)	Retention Rates(5)	Weighted Average Lease Term (in months)
	New	Renewal	New	Renewal
Office Properties	37	45	221,229	680,977	15.1%	6.5%	59.5%	66
Industrial Properties	6	9	248,380	545,143	9.1%	(5.4)%	60.5%	74

Total portfolio	43	54	469,609	1,226,120	13.8%	3.8%	60.0%	70

(1)	First generation leasing includes space where we have made capital expenditures that result in additional revenue generated when the space is re-leased. Second generation leasing includes space where we have made capital expenditures to maintain the current market revenue stream.
(2)	Represents leasing activity for leases that commenced during the period shown, including first and second generation space, net of month-to-month leases. Excludes leasing on new construction.

(3)	Calculated as the change between GAAP rents for new/renewed leases and the expiring GAAP rents for the same space. Excludes leases for which the space was vacant longer than one year.
(4)	Calculated as the change between stated rents for new/renewed leases and the expiring stated rents for the same space. Excludes leases for which the space was vacant longer than one year.
(5)	Calculated as the percentage of space either renewed or expanded into by existing tenants or subtenants at lease expiration.

The increase in rental rates for office leases that commenced during the year ended December 31, 2009 was largely due to two lease renewals totaling approximately 268,600 rentable square feet. The increase in rental rates for industrial leases that commenced during the year ended December 31, 2009 was largely due to two lease renewals totaling approximately 298,800 rentable square feet.

Leasing Commencement Information by Segment

For Leases That Commenced During the Six Months Ended June 30, 2010

	1st & 2nd Generation(1)				2nd Generation(1)
	Number of Leases(2)		Rentable Square Feet(2)		Changes in Rents(3)	Changes in Cash Rents(4)	Retention Rates(5)	Weighted Average Lease Term (in months)
	New	Renewal	New	Renewal
Office Properties	27	21	489,465	221,811	(5.7)%	(16.8)%	78.1%	94
Industrial Properties	5	3	35,000	127,156	(21.4)%	(24.6)%	44.8%	48

Total portfolio	32	24	524,465	348,967	(7.5)%	(17.6)%	61.4%	85

(1)	First generation leasing includes space where we have made capital expenditures that result in additional revenue generated when the space is re-leased. Second generation leasing includes space where we have made capital expenditures to maintain the current market revenue stream.
(2)	Represents leasing activity for leases that commenced during the period shown, including first and second generation space, net of month-to-month leases. Excludes leasing on new construction.

(3)	Calculated as the change between GAAP rents for new/renewed leases and the expiring GAAP rents for the same space. Excludes leases for which the space was vacant longer than one year, or vacant when we acquired the property.
(4)	Calculated as the change between stated rents for new/renewed leases and the expiring stated rents for the same space. Excludes leases for which the space was vacant longer than one year, or vacant when we acquired the property.
(5)	Calculated as the percentage of space either renewed or expanded into by existing tenants or subtenants at lease expiration.

The changes in rents and changes in cash rents reported above exclude leases of 291,012 rentable square feet for the six months ended June 30, 2010 for which the space was vacant longer than one year or the Company is leasing the space for the first time. The Company excludes space vacant for more than one year in its change in rents calculations in order to provide a meaningful market comparison.

In general, we have been experiencing decreases in rental rates in many of our submarkets due to continuing recessionary conditions and other related factors. During the second quarter of 2010, we executed 33 leases for an aggregate of 0.3 million rentable square feet. The weighted average change in rents as compared to the expiring rents for the same space for these new leases was a 24.8% decrease in cash rents and a 22.0% decrease in GAAP rents, excluding leases for which the space was vacant longer than one year. As of June 30, 2010, we believe that the weighted average cash rental rates for our overall portfolio, including recently acquired properties, are approximately 10% above the current average market rental rates, although individual properties within any particular submarket presently may be leased either above, below, or at the current market rates within that submarket, and the average rental rates for individual submarkets may be above, below, or at the average cash rental rate of our portfolio. As previously discussed, our rental rates and occupancy are impacted by general economic conditions, including the pace of regional economic growth and access to capital. Therefore, given the impact of the current economy on our submarkets, we cannot give any assurance that leases will be renewed or that available space will be re-leased at rental rates equal to or above the current market rates. Additionally, decreased demand and other negative trends or unforeseeable events that impair our ability to timely renew or re-lease space could have further negative effects on our future financial condition, results of operations, and cash flows.

Scheduled Lease Expirations. In addition to the 2.1 million rentable square feet, or 14.9%, of vacant space in our stabilized portfolio at June 30, 2010, leases representing approximately 7.1% and 9.0% of the occupied square footage of our stabilized portfolio are scheduled to expire during the remainder of 2010 and in 2011, respectively. The leases scheduled to expire during the remainder of 2010 and in 2011 represent approximately 1.4 million rentable square feet of office space, or 11.4% of our total annualized base rental revenue, and 0.5 million rentable square feet of industrial space, or 1.5% of our total annualized base rental revenue. As of June 30, 2010, we believe that the weighted average cash rental rates for leases scheduled to expire during the remainder of 2010 are up to 5% above the current average market rental rates, and leases scheduled to expire during 2011 are approximately 15% above current average market rental rates, although individual properties within any particular submarket presently may be leased either above, below, or at the current market rates within that submarket, and the average rental rates for individual submarkets may be above, below, or at the average cash rental rate of our portfolio. Our ability to re-lease available space depends upon the market conditions in the specific regions in which our properties are located and general market conditions.

Sublease Activity. Of our leased space as of June 30, 2010, approximately 309,800 rentable square feet, or 2.3% of the square footage in our stabilized portfolio, was available for sublease compared to 297,100 rentable square feet, or 2.4% of the square footage in our stabilized portfolio, as of December 31, 2009. Of the 2.3% of available sublease space in our stabilized portfolio as of June 30, 2010, approximately 1.8% was vacant space, and the remaining 0.5% was occupied. Approximately 59.7%, 22.6%, and 3.9% of the available sublease space as of June 30, 2010 is located in the San Diego, Los Angeles, and Orange County regions, respectively. Of the approximately 309,800 rentable square feet available for sublease as of June 30, 2010, approximately 18,000 rentable square feet representing two leases are scheduled to expire in 2010, and approximately 45,300 rentable square feet representing two leases are scheduled to expire in 2011.

Development and Redevelopment Programs. We believe that a portion of our future potential growth will continue to come from our development pipeline and redevelopment opportunities within our existing portfolio and/or targeted acquisitions. However, while we continue to evaluate development opportunities throughout California and specifically in our core markets, we have currently delayed the timing and reduced the scope of our development program as a result of the present economic conditions in our submarkets. As of June 30, 2010, we had no development or redevelopment projects under, or committed for, construction. We are focusing on enhancing the entitlements for our existing development land pipeline, identifying redevelopment opportunities within our existing portfolio, and performing other activities to prepare for the time when development will again be economically attractive. Over the next two years we are planning to redevelop certain properties, which have been occupied by long-term tenants and require significant capital expenditures to upgrade and modernize the buildings (see additional information under the caption “—Current Regional Information”).

Incentive Compensation. The Executive Compensation Committee of our board of directors determines compensation, including equity and cash incentive programs, for our executive officers. The programs approved by the Executive Compensation Committee have historically provided for equity and cash compensation to be earned by our executive officers based on certain performance measures, including financial, operating, and development targets.

In the first quarter of 2010, the Executive Compensation Committee approved the 2010 Annual Bonus Program for executive management that will allow executive management to receive bonus compensation for achieving certain specified corporate performance measures for the year ending December 31, 2010. See additional information on the provisions of the 2010 Annual Bonus Program in Item 6: Executive Compensation. As a result of the structure of this program and other performance-based and market-based programs that the Executive Compensation Committee may adopt in the future, accrued incentive compensation and compensation expense for such programs will be affected by our operating and development performance, financial results, the performance of the trading price of our general partner’s common stock, and market conditions. Consequently, we cannot predict the amounts that will be recorded in future periods related to these compensation programs.

Share-Based Compensation. As of June 30, 2010, there was $8.1 million of total unrecognized compensation cost related to outstanding nonvested shares and nonvested restricted stock units issued under share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.4 years. The $8.1 million of unrecognized compensation cost does not reflect the potential future compensation cost for the 2010 Annual Bonus Program or the leasing component of the 2007 Development Performance Plan (the “DPP”) since share-based awards have not been granted under these programs as of June 30, 2010. See Note 7 to our consolidated interim financial statements and Note 8 to our consolidated annual financial statements included in this registration statement for additional information regarding our share-based incentive compensation plan.

As of June 30, 2010, we were still in the performance period for the leasing component of the DPP. The incentive award that may be earned under the leasing component of the DPP is based on whether certain future leasing targets are achieved by the fourth quarter of 2010 for development and redevelopment properties on which we commenced construction during 2007. If the performance measures are not ultimately achieved, we would reverse the cumulative compensation expense recorded to date for this program, which was $1.0 million as of June 30, 2010.

Stabilized Portfolio Information

The following table reconciles the changes in the rentable square feet in our stabilized portfolio of operating properties from June 30, 2009 to June 30, 2010:

	Office Properties		Industrial Properties		Total
	Number of Buildings	Rentable Square Feet	Number of Buildings	Rentable Square Feet	Number of Buildings	Rentable Square Feet
Total as of June 30, 2009	92	8,651,040	41	3,654,463	133	12,305,503
Acquisition	7	1,381,508			7	1,381,508
Property added from the development portfolio	1	50,925			1	50,925
Remeasurement		5,330				5,330

Total as of June 30, 2010	100	10,088,803	41	3,654,463	141	13,743,266

The following table reconciles the changes in the rentable square feet in our stabilized portfolio of operating properties from December 31, 2008 to December 31, 2009:
	Office Properties		Industrial Properties		Total
	Number of Buildings	Rentable Square Feet	Number of Buildings	Rentable Square Feet	Number of Buildings	Rentable Square Feet
Total as of December 31, 2008	92	8,650,126	42	3,718,663	134	12,368,789
Property added from the Development Portfolio	1	50,925			1	50,925
Disposition (1)			(1)	(64,200)	(1)	(64,200)
Remeasurement		7,415				7,415

Total as of December 31, 2009	93	8,708,466	41	3,654,463	134	12,362,929

(1)	Operating results and gains (losses) on dispositions of operating properties are included in discontinued operations in the consolidated statement of operations.

2009 Stabilized Development Property

The following table sets forth certain information regarding the development property that was added to the stabilized portfolio during 2009:

Property Name / Address	Completion Date	Stabilization Date(1)	Number of Buildings	Rentable Square Feet	Percentage Leased
Sorrento Gateway—Lot 1 4910 Directors Place San Diego, CA	2008	2009	1	50,925	25.0	% (2)

(1)	The earlier of stabilized occupancy of 95% or one year from the date of cessation of major construction activities.
(2)	Represents one lease that is scheduled to commence in the third quarter of 2010.

Occupancy Information

The following table sets forth certain information regarding our stabilized portfolio:

Stabilized Portfolio Occupancy by Segment Type

Region	Number of Buildings	Square Feet Total	Occupancy at(1)
			6/30/2010	12/31/2009	12/31/2008
Office Properties:
Los Angeles and Ventura Counties	30	3,351,777	93.0%	88.8%	92.3%
San Diego	62	5,357,607	81.5	76.8	83.1
Orange County	7	647,447	78.2	49.8	67.9
San Francisco	1	731,972	89.7	—	—

	100	10,088,803	85.7	80.6	86.2

Industrial Properties:
Los Angeles County	1	192,053	100.0	100.0	100.0
Orange County	40	3,462,410	82.4	87.6	96.1

	41	3,654,463	83.3	88.2	96.3

Total stabilized portfolio	141	13,743,266	85.1%	82.8%	89.2%

	Average Occupancy for Six Months Ended June 30,
	Stabilized Portfolio(1)		Core Portfolio(2)
	2010	2009	2010	2009
Office Properties	82.8%	84.7%	83.1%	84.7%
Industrial Properties	85.1	91.4	85.1	92.4
Total portfolio	83.5%	86.8%	83.7%	87.0%

(1)	Occupancy percentages reported are based on our stabilized portfolio for the period presented.
(2)	Occupancy percentages reported are based on Office Properties and Industrial Properties owned and stabilized as of January 1, 2009 and still owned and stabilized as of June 30, 2010.

	Average Occupancy for the Years Ended December 31,
	Stabilized Portfolio(1)		2009 Core Portfolio(2)
	2009	2008	2009	2008
Office Properties	83.3%	92.0%	84.0%	91.9%
Industrial Properties	89.8	93.0	89.8	96.5
Total	85.3%	92.3%	85.8%	93.3%

(1)	Occupancy percentages reported are based on our stabilized portfolio for the period presented.
(2)	Occupancy percentages reported are based on Office Properties and Industrial Properties owned and stabilized at January 1, 2008 and still owned and stabilized as of December 31, 2009.

As of June 30, 2010, the Office Properties and Industrial Properties represented approximately 91.3% and 8.7%, respectively, of our total annualized base rental revenue. As of December 31, 2009, the Office Properties and Industrial Properties represented approximately 88.6% and 11.4%, respectively, of our total annualized base rental revenue.

Current Regional Information

Real estate fundamentals continue to be challenging in many of our regional submarkets. We have generally seen an increase in vacancy rates across many of our regional submarkets, a decrease in occupancy, as well as a downward trend in rental rates. Generally, we believe that there may continue to be pressure on landlords for concession packages throughout 2010. See additional information regarding rental rates under the captions “—Leasing Activity and Rental Rates” and “—Scheduled Lease Expirations.”

Los Angeles and Ventura Counties. Our Los Angeles and Ventura Counties stabilized office portfolio of 3.4 million rentable square feet was 93.0% occupied with approximately 236,100 vacant rentable square feet as of June 30, 2010 compared to 88.8% occupied with approximately 376,400 vacant rentable square feet as of December 31, 2009. The increase in Los Angeles and Ventura Counties stabilized office portfolio occupancy is primarily due to two leases encompassing approximately 146,100 rentable square feet that commenced in the second quarter of 2010.

As of June 30, 2010, an aggregate of approximately 561,200 and 476,000 rentable square feet are scheduled to expire in this region during the remainder of 2010 and 2011, respectively. The aggregate rentable square feet scheduled to expire in this region during the remainder of 2010 and 2011 represents approximately 32.0% of the total occupied rentable square feet in this region and 7.9% of our annualized base rental revenues for our total stabilized portfolio. Of the 1,037,200 rentable square feet scheduled to expire during the remainder of 2010 and 2011, approximately 399,300 rentable square feet is located in the El Segundo submarket. Based on third party broker reports, total vacancy in the El Segundo Class A office market is forecasted to increase over the next six months from its current level of 13.2% to slightly above 20% due to approximately 800,000 rentable square feet of lease expirations that are expected to vacate in this submarket. Of the approximately 399,300 rentable square feet scheduled to expire in the El Segundo submarket, approximately 286,200 rentable square feet was occupied by The Boeing Company through July 31, 2010. As of the date of this registration statement, the Boeing Company has vacated our building and consolidated into space it currently owns. Since The Boeing Company and its predecessors occupied the building for more than 25 years, we will be redeveloping this property to upgrade and modernize the asset and to ensure it is well-positioned as the El Segundo tenant base is currently diversifying from an aerospace industry concentration.

San Diego. Our San Diego stabilized office portfolio of 5.4 million rentable square feet was 81.5% occupied with approximately 991,700 vacant rentable square feet as of June 30, 2010 compared to 76.8% occupied with approximately 1.2 million vacant rentable square feet as of December 31, 2009. The increase in San Diego stabilized office portfolio occupancy is primarily due to six leases comprising approximately 241,800 rentable square feet that have commenced during the first and second quarters of 2010. In addition, we have leased approximately 257,400 rentable square feet in this region that was vacant at June 30, 2010. The new leases are scheduled to commence at various dates during the remainder of 2010. During the six months ended June 30, 2010, we acquired four San Diego office buildings encompassing approximately 279,400 rentable square feet. These four buildings were 78.0% occupied as of June 30, 2010 (see Note 2 to our consolidated interim financial statements included in this registration statement for additional information).

As of June 30, 2010, leases representing an aggregate of approximately 138,300 and 145,600 rentable square feet are scheduled to expire during the remainder of 2010 and 2011, respectively, in this region. The aggregate rentable square feet scheduled to expire in this region during the remainder of 2010 and 2011 represents approximately 6.5% of the total occupied rentable square feet in this region and 2.8% of our annualized base rental revenues for our total stabilized portfolio.

Orange County. As of June 30, 2010, our Orange County stabilized industrial portfolio was 82.4% occupied with approximately 609,800 vacant rentable square feet compared to 87.6% occupied with approximately 429,900 vacant rentable square feet as of December 31, 2009. The decrease in Orange County stabilized industrial portfolio occupancy is primarily attributable to two leases encompassing approximately 74,300 and 58,300 rentable square feet that expired during the first and second quarters, respectively, of 2010. Approximately 264,900 rentable square feet of the 609,800 rentable square feet that was vacant as of June 30, 2010 has been re-leased to new tenants. The new leases are expected to commence during the remainder of 2010.

Our Orange County stabilized office portfolio of approximately 647,400 rentable square feet was 78.2% occupied with approximately 141,500 vacant rentable square feet as of June 30, 2010 compared to 49.8% occupied with approximately 139,100 vacant rentable square feet as of December 31, 2009. During the quarter ended June 30, 2010, we acquired two Orange County office buildings encompassing approximately 370,100 rentable square feet. These two buildings were 97.0% occupied as of June 30, 2010 (see Note 2 to our consolidated interim financial statements included in this registration statement for additional information).

As of June 30, 2010, leases representing an aggregate of approximately 107,000 and 401,000 rentable square feet are scheduled to expire during the remainder of 2010 and 2011, respectively, in this region. The aggregate rentable square feet scheduled to expire during the remainder of 2010 and 2011 represents approximately 15.2% of the total occupied rentable square feet in this region and 1.8% of the annualized base rental revenues for our total stabilized portfolio. Of the 508,000 rentable square feet scheduled to expire during the remainder of 2010 and 2011, approximately 473,100 rentable square feet is industrial space. Within the overall Orange County market, total vacancy for industrial space is currently 6.0%. Over the last year, the Orange County industrial market has experienced a significant decrease in rental rates. As of June 30, 2010, we believe that the weighted average cash rental rates for our Orange County industrial portfolio are approximately 15% above the current average market rental rates, although individual properties may be leased either above, below, or at the current average market rental rates.

San Francisco. During the quarter ended June 30, 2010, we acquired one office building in San Francisco encompassing approximately 732,000 rentable square feet. The building was 89.7% occupied as of June 30, 2010 (see Note 2 to our consolidated interim financial statements included in this registration statement for additional information). As of June 30, 2010, leases representing an aggregate of approximately 12,600 and 22,600 rentable square feet are scheduled to expire during the remainder of 2010 and 2011, respectively, in this region. The aggregate rentable square feet scheduled to expire in this region during the remainder of 2010 and 2011 represents approximately 5.4% of the total occupied rentable square feet in this region and less than 0.5% of our annualized base rental revenues for our total stabilized portfolio. Total vacancy in the San Francisco South Financial District Class A office market is currently 21.9%.

Results of Operations

Management internally evaluates the operating performance and financial results of our portfolio based on Net Operating Income for the following segments of commercial real estate property: Office Properties and Industrial Properties. We define “Net Operating Income” as operating revenues (rental income, tenant reimbursements, and other property income) less operating expenses (property expenses, real estate taxes, provision for bad debts, and ground leases). The Net Operating Income segment information presented within this Management’s Discussion and Analysis of Financial Condition and Results of Operations consists of the same Net Operating Income segment information disclosed in Note 11 to our consolidated interim financial statements and Note 14 to our consolidated annual financial statements included in this registration statement.

Comparison of the Six Months Ended June 30, 2010 to the Six Months Ended June 30, 2009

The following table reconciles our Net Operating Income by segment to our net income available for common unitholders for the six months ended June 30, 2010 and 2009.

	Six Months Ended June 30,		Dollar Change	Percentage Change
	2010	2009
	($ in thousands)
Net Operating Income, as defined
Office Properties	$88,561	$91,575	$(3,014)	(3.3)%
Industrial Properties	11,267	13,821	(2,554)	(18.5)

Total portfolio	$99,828	$105,396	$(5,568)	(5.3)

Reconciliation to Net Income Available for Common Unitholders:
Net Operating Income, as defined for reportable segments	$99,828	$105,396	$(5,568)	(5.3)
Unallocated income (expenses):
Interest income and other net investment gains	366	573	(207)	(36.1)
Interest expense	(25,044)	(24,115)	(929)	(3.9)
Loss on early extinguishment of debt	(4,564)	—	(4,564)	(100.0)
General and administrative expenses	(13,823)	(14,361)	538	3.7
Acquisition-related expenses	(1,270)	—	(1,270)	(100.0)
Depreciation and amortization	(44,660)	(44,640)	(20)	0.0

Income from continuing operations	10,833	22,853	(12,020)	(52.6)
Income from discontinued operations	—	2,261	(2,261)	(100.0)

Net income	10,833	25,114	(14,281)	(56.9)
Net income attributable to noncontrolling interests in consolidated subsidiaries	(96)	(133)	37	27.8

Net income attributable to Kilroy Realty, L.P.	10,737	24,981	(14,244)	(57.0)
Preferred distributions	(7,598)	(7,598)	—	0.0

Net income available to common unitholders	$3,139	$17,383	$(14,244)	(81.9)%

Rental Operations

Office Properties

The following table compares the Net Operating Income for the Office Properties for the six months ended June 30, 2010 and 2009.

Office Properties

	Total Office Portfolio				Core Office Portfolio(1)
	2010	2009	Dollar Change	Percentage Change	2010	2009	Dollar Change	Percentage Change
	($ in thousands)
Operating revenues:
Rental income	$112,917	$111,496	$1,421	1.3%	$109,580	$111,497	$(1,917)	(1.7)%
Tenant reimbursements	10,477	13,012	(2,535)	(19.5)	10,411	13,010	(2,599)	(20.0)
Other property income	926	1,740	(814)	(46.8)	924	1,740	(816)	(46.9)

Total	124,320	126,248	(1,928)	(1.5)	120,915	126,247	(5,332)	(4.2)

Property and related expenses:
Property expenses	24,461	23,199	1,262	5.4	23,420	23,038	382	1.7
Real estate taxes	10,948	10,718	230	2.1	10,287	10,595	(308)	(2.9)
Provision for bad debts	38	(73)	111	152.1	38	(72)	110	152.8
Ground leases	312	829	(517)	(62.4)	312	829	(517)	(62.4)

Total	35,759	34,673	1,086	3.1	34,057	34,390	(333)	(1.0)

Net Operating Income	$88,561	$91,575	$(3,014)	(3.3)%	$86,858	$91,857	$(4,999)	(5.4)%

(1)	Office Properties owned and stabilized as of January 1, 2009 and still owned and stabilized as of June 30, 2010.

Rental Income

Rental income from Office Properties increased $1.4 million, or 1.3%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 due to:

•	An increase of $3.3 million attributable to the seven office buildings we acquired in 2010 (the “Office Acquisition Properties”); and

•

An offsetting decrease of $1.9 million generated by Office Properties owned and stabilized as of January 1, 2009 and still owned and stabilized as of June 30, 2010 (the “Core Office Portfolio”) primarily attributable to a 1.6% decrease in average occupancy from 84.7% for the six months ended June 30, 2009 to 83.1% for the six months ended June 30, 2010.

Tenant Reimbursements

Tenant reimbursements from Office Properties decreased $2.5 million, or 19.5%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily due to:

•	A decrease of $2.6 million generated by the Core Office Portfolio primarily due to:

•	A decrease in the average occupancy, as discussed above under the caption “—Rental Income”; and

•	A decrease due to the renewal of several leases which resulted in the reset of the base year expense level for these leases.

Other Property Income

Other property income from Office Properties decreased $0.8 million, or 46.8%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily due to a $1.3 million net lease termination fee related to a settlement with a former tenant during the six months ended June 30, 2009.

Property Expenses

Property expenses from Office Properties increased $1.3 million, or 5.4%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily due to:

•	An increase of $0.8 million generated by the Office Acquisition Properties; and

•	An increase of $0.4 million generated by the Core Office Portfolio due to:

•	An increase of $0.9 million primarily attributable to nonreimbursable legal fees and consulting costs; and

•	An offsetting decrease of $0.6 million primarily related to nonrecurring repairs in 2009.

Ground Leases

Ground lease expense from Office Properties decreased $0.5 million, or 62.4%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily due to a ground rent expense adjustment for our Kilroy Airport Center, Long Beach Project. During the first quarter of 2010, we were successful in negotiating a lower rental rate under the terms of the ground lease retroactive to January 1, 2006.

Net Operating Income

Net Operating Income from Office Properties decreased $3.0 million, or 3.3%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily due to:

•	A decrease of $5.0 million attributable to the Core Office Portfolio primarily due to:

•	A decrease of $4.5 million due to a decrease in rental income and tenant reimbursements primarily attributable to a decrease in average occupancy period over period; and

•	An offsetting increase of $2.2 million attributable to the Office Acquisition Properties.

Industrial Properties

The following table compares the Net Operating Income for the Industrial Properties for the six months ended June 30, 2010 and 2009.

Industrial Properties

	Total Industrial Portfolio				Core Industrial Portfolio(1)
	2010	2009	Dollar Change	Percentage Change	2010	2009	Dollar Change	Percentage Change
	($ in thousands)
Operating revenues:
Rental income	$12,777	$14,166	$(1,389)	(9.8)%	$12,687	$14,038	$(1,351)	(9.6)%
Tenant reimbursements	1,724	2,043	(319)	(15.6)	1,724	2,043	(319)	(15.6)
Other property income	414	1,104	(690)	(62.5)	414	1,104	(690)	(62.5)

Total	14,915	17,313	(2,398)	(13.9)	14,825	17,185	(2,360)	(13.7)

Property and related expenses:
Property expenses	2,102	1,713	389	22.7	1,879	1,469	410	27.9
Real estate taxes	1,570	1,554	16	1.0	1,350	1,327	23	1.7
Provision for bad debts	(24)	225	(249)	(110.7)	(24)	225	(249)	(110.7)

Total	3,648	3,492	156	4.5	3,205	3,021	184	6.1

Net Operating Income	$11,267	$13,821	$(2,554)	(18.5)%	$11,620	$14,164	$(2,544)	(18.0)%

(1)	Industrial Properties owned and stabilized as of January 1, 2009 which are still owned and stabilized as of June 30, 2010.

Rental Income

Rental income from Industrial Properties decreased $1.4 million, or 9.8%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily due to a decrease in average occupancy for the Industrial Properties owned and stabilized as of January 1, 2009 and still owned and stabilized as of June 30, 2010 (the “Core Industrial Portfolio”). Average occupancy for the Core Industrial Portfolio decreased 7.3%, from 92.4% for the six months ended June 30, 2009, to 85.1% for the six months ended June 30, 2010.

Tenant Reimbursements

Tenant reimbursements from Industrial Properties decreased $0.3 million, or 15.6%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 due to a decrease in the Core Industrial Portfolio’s average occupancy, as discussed above under the caption “—Rental Income.”

Other Property Income

Other property income from Industrial Properties decreased $0.7 million, or 62.5%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 due to:

•	A decrease of $0.7 million attributable to the Core Industrial Portfolio primarily due to:

•	A decrease related to a $1.1 million restoration fee included in the results for 2009 from a tenant that vacated one of our Industrial Properties in Orange County; and

•

An offsetting increase related to the recognition of $0.2 million of a $1.0 million surrender fee during the second quarter of 2010 that is being amortized over the remaining term of a lease with one tenant that will be vacating one of our Industrial Properties in Orange County during the fourth quarter of 2010.

Property Expenses

Property expenses from Industrial Properties increased $0.4 million, or 22.7%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily due to an increase in nonreimbursable legal fees mainly due to tenant defaults that occurred during 2009.

Net Operating Income

Net Operating Income from Industrial Properties decreased $2.6 million, or 18.5%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily due to:

•	A decrease of $2.5 million attributable to the Core Industrial Portfolio primarily due to:

•	A $1.1 million restoration fee included in the results for the first quarter of 2009 from a tenant that vacated one of our Industrial Properties in Orange County; and

•	A decrease in average occupancy year over year.

Other Income and Expenses

Acquisition-related Expenses

During the six months ended June 30, 2010, we incurred acquisition costs in connection with acquisitions completed in 2010 and other potential acquisitions. See additional information under the caption “—Factors That May Influence Future Results of Operations—Acquisitions.” In accordance with accounting provisions, all acquisition costs related to operating properties are expensed as incurred. We anticipate that we could incur additional third-party acquisition costs throughout 2010 as we pursue other potential acquisition opportunities.

Interest Expense

The following table sets forth our gross interest expense, including debt discounts and loan cost amortization, net of capitalized interest for the six months ended June 30, 2010 and 2009:

	2010	2009	Dollar Change	Percentage Change
	($ in thousands)
Gross interest expense	$30,437	$28,451	$1,986	7.0%
Capitalized interest	(5,393)	(4,336)	(1,057)	24.4%

Interest expense	$25,044	$24,115	$929	3.9%

Gross interest expense, before the effect of capitalized interest, increased $2.0 million, or 7.0%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily due to an increase in our weighted-average effective interest rate from approximately 5.0% during the six months ended June 30, 2009 to approximately 6.1% during the six months ended June 30, 2010, offset by a decrease in our average debt balance during the six months ended June 30, 2010 compared to the six months ended June 30, 2009.

Capitalized interest increased $1.1 million, or 24.4%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily due to an increase in our weighted-average effective interest rate, which caused a corresponding increase in the capitalization rate applied to our development and redevelopment asset balances qualifying for interest capitalization. Delays and scope reductions in our development program impact the average development and redevelopment asset balances qualifying for interest and other carry cost capitalization. As of June 30, 2010, our development pipeline included 116.7 gross acres of land with an aggregate cost basis of approximately $261.0 million. During both the six months ended June 30, 2010 and 2009, we did not capitalize interest on five of our seven development pipeline properties with an aggregate cost basis of approximately $82 million as of June 30, 2010, as we determined these projects did not qualify for interest capitalization under GAAP. We have suspended substantially all development activities related to these projects as a result of economic conditions in our submarkets. We expect that average development asset balances qualifying for interest capitalization may decrease over the next year as a result of a decrease in the level of our development activities.

Interest Income and Other Net Investment Gains

Total interest income and other net investment gains decreased $0.2 million, or 36.1%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily due to a decrease in the fair value of the marketable securities held in connection with the Deferred Compensation Plan.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt was approximately $4.6 million during the six months ended June 30, 2010 and represents the net loss from the repurchase of 3.25% Exchangeable Notes with an aggregate stated principal amount of $150.0 million.

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

The following table reconciles our Net Operating Income by segment to our net income available for common unitholders for the years ended December 31, 2009 and 2008.

	Year Ended December 31,		Dollar Change	Percentage Change
	2009	2008
	($ in thousands)
Net Operating Income, as defined
Office Properties	$178,247	$185,967	$(7,720)	(4.2)%
Industrial Properties	24,982	26,796	(1,814)	(6.8)

Total portfolio	203,229	212,763	(9,534)	(4.5)

Reconciliation to Net Income Available to Common Unitholders:
Net Operating Income, as defined for reportable segments	203,229	212,763	(9,534)	(4.5)
Unallocated other income (loss):
Interest income and other net investment gains (losses)	1,300	(93)	1,393	1,497.8
Gain on early extinguishment of debt	4,909	—	4,909	100.0
Other unallocated expenses:
General and administrative expenses	39,938	38,260	1,678	4.4
Interest expense	46,119	45,346	773	1.7
Depreciation and amortization	87,627	83,215	4,412	5.3

Income from continuing operations	35,754	45,849	(10,095)	(22.0)
Income from discontinued operations	2,261	1,062	1,199	112.9

Net income	38,015	46,911	(8,896)	(19.0)
Net income attributable to noncontrolling interests in consolidated subsidiaries	(201)	(237)	36	15.2

Net income attributable to Kilroy Realty, L.P.	37,814	46,674	(8,860)	(19.0)
Preferred distributions	(15,196)	(15,196)	—	0.0

Net income available to common unitholders	$22,618	$31,478	$(8,860)	(28.1)%

Rental Operations

Office Properties

The following table compares the Net Operating Income for the Office Properties for the years ended December 31, 2009 and 2008.

Office Properties

	Total Office Portfolio				2009 Core Office Portfolio(1)
	2009	2008	Dollar Change	Percentage Change	2009	2008	Dollar Change	Percentage Change
Operating revenues:
Rental income	$220,393	$223,245	$(2,852)	(1.3)%	$199,825	$215,038	$(15,213)	(7.1)%
Tenant reimbursements	24,350	26,898	(2,548)	(9.5)	22,286	25,776	(3,490)	(13.5)
Other property income	2,328	5,923	(3,595)	(60.7)	2,286	5,922	(3,636)	(61.4)

Total	247,071	256,066	(8,995)	(3.5)	224,397	246,736	(22,339)	(9.1)

	Total Office Portfolio				2009 Core Office Portfolio(1)
	2009	2008	Dollar Change	Percentage Change	2009	2008	Dollar Change	Percentage Change
Property and related expenses:
Property expenses	45,970	45,437	533	1.2	43,561	44,727	(1,166)	(2.6)
Real estate taxes	21,181	19,169	2,012	10.5	18,571	18,334	237	1.3
Provision for bad debts	76	3,876	(3,800)	(98.0)	76	3,876	(3,800)	(98.0)
Ground leases	1,597	1,617	(20)	(1.2)	1,591	1,612	(21)	(1.3)

Total	68,824	70,099	(1,275)	(1.8)	63,799	68,549	(4,750)	(6.9)

Net Operating Income	$178,247	$185,967	$(7,720)	(4.2)%	$160,598	$178,187	$(17,589)	(9.9)%

(1)	Office Properties owned and stabilized at January 1, 2008 and still owned and stabilized as of December 31, 2009.

Rental Income

Rental income from Office Properties decreased $2.9 million, or 1.3%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 due to:

•

A decrease of $15.2 million attributable to the Office Properties owned and stabilized at January 1, 2008 and still owned and stabilized as of December 31, 2009 (the “2009 Core Office Portfolio”) due to:

•	A decrease of $12.5 million primarily attributable to a 7.9% decrease in average occupancy from 91.9% for the year ended December 31, 2008 to 84.0% for the year ended December 31, 2009; and

•

A decrease of $2.7 million of noncash rental income primarily attributable to the acceleration of the amortization of the deferred revenue balance during the year ended December 31, 2008 related to tenant-funded tenant improvements associated with an early lease termination at one of our properties in San Diego (see Note 13 to our consolidated annual financial statements included in this registration statement for additional information);

•

An offsetting increase of $11.6 million generated by one office development property that was added to the stabilized portfolio in the third quarter of 2008 and two office development properties that were added to the stabilized portfolio in the fourth quarter of 2008 (collectively, the “2008 Office Development Properties”); and

•

An offsetting increase of $0.7 million generated by one office redevelopment property that was added to the stabilized portfolio in the third quarter of 2008 and one office redevelopment project consisting of two buildings that was added to the stabilized portfolio in the fourth quarter of 2008 (collectively, the “Office Redevelopment Properties”).

Tenant Reimbursements

Tenant reimbursements from Office Properties decreased $2.5 million, or 9.5%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 due to:

•	A decrease of $3.5 million attributable to the 2009 Core Office Portfolio primarily due to a decrease in average occupancy, as discussed above under the caption “—Rental Income;” and

•	An offsetting increase of $1.0 million generated by the 2008 Office Development Properties and Office Redevelopment Properties.

Other Property Income

Other property income from Office Properties decreased $3.6 million, or 60.7%, for the year ended December 31, 2009 compared to the year ended December, 31 2008. Other property income for 2009 included a $1.4 million net lease termination fee related to a settlement with a former tenant. Other property income for 2008 included a $5.0 million net lease termination fee related to an early lease termination. Other property income for both periods consisted primarily of lease termination fees and other miscellaneous income within the 2009 Core Office Portfolio.

Property Expenses

Property expenses from Office Properties increased $0.5 million, or 1.2%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 due to:

•	An increase of $1.3 million attributable to the 2008 Office Development Properties;

•	An increase of $0.4 million attributable to the Office Redevelopment Properties; and

•	An offsetting decrease of $1.2 million attributable to the 2009 Core Office Portfolio primarily due to:

•

A decrease of $2.4 million primarily attributable to a decrease in certain recurring operating expenses such as utilities, property management expenses, repairs and maintenance costs, and janitorial and other service-related costs primarily due to a decrease in average occupancy as discussed above under the caption “—Rental Income;” and

•	An offsetting increase of $1.0 million primarily due to nonreimbursable legal fees largely related to tenant defaults and costs associated with nonrecurring repairs at one of our San Diego properties.

Real Estate Taxes

Real estate taxes from Office Properties increased $2.0 million, or 10.5%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to the 2008 Office Development Properties and the Office Redevelopment Properties.

Provision for Bad Debts

The provision for bad debts from Office Properties decreased $3.8 million, or 98.0%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 due to changes in our estimates of collectability of receivables from certain watchlist tenants. The provision for bad debts for the year ended December 31, 2008 included a $3.1 million charge for the deferred rent receivable related to an early termination at one of our properties in San Diego (see Note 13 to our consolidated annual financial statements included in this registration statement for additional information).

Net Operating Income

Net Operating Income from Office Properties decreased $7.7 million, or 4.2%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 due to:

•	A decrease of $17.6 million attributable to the 2009 Core Office Portfolio primarily due to a decrease in average occupancy year over year; and

•	An offsetting increase of $9.9 million generated by the 2008 Office Development Properties and the Office Redevelopment Properties.

Industrial Properties

The following table compares the Net Operating Income for the Industrial Properties for the year ended December 31, 2009 and 2008.

Industrial Properties

	Total Industrial Portfolio				2009 Core Industrial Portfolio(1)
	2009	2008	Dollar Change	Percentage Change	2009	2008	Dollar Change	Percentage Change
	($ in thousands)
Operating revenues:
Rental income	$27,256	$28,275	$(1,019)	(3.6)%	$27,037	$28,119	$(1,082)	(3.8)%
Tenant reimbursements	3,725	4,088	(363)	(8.9)	3,725	4,088	(363)	(8.9)
Other property income	1,382	926	456	49.2	1,382	873	509	58.3

Total	32,363	33,289	(926)	(2.8)	32,144	33,080	(936)	(2.8)

Property and related expenses:
Property expenses	3,739	3,424	315	9.2	3,229	3,301	(72)	(2.2)
Real estate taxes	3,149	2,894	255	8.8	2,702	2,606	96	3.7

	Total Industrial Portfolio				2009 Core Industrial Portfolio(1)
	2009	2008	Dollar Change	Percentage Change	2009	2008	Dollar Change	Percentage Change
	($ in thousands)
Provision for bad debts	493	175	318	181.7	493	175	318	181.7

Total	7,381	6,493	888	13.7	6,424	6,082	342	5.6

Net Operating Income	$24,982	$26,796	$(1,814)	(6.8)%	$25,720	$26,998	$(1,278)	(4.7)%

(1)	Industrial Properties owned and stabilized at January 1, 2008 which are still owned and stabilized as of December 31, 2009.

Rental Income

Rental income from Industrial Properties decreased $1.0 million, or 3.6%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to a decrease in average occupancy for the Industrial Properties owned and stabilized at January 1, 2008 and still owned and stabilized as of December 31, 2009 (the “2009 Core Industrial Portfolio”). Average occupancy for the Core Industrial Portfolio decreased 6.7% from 96.5% for the year ended December 31, 2008 to 89.8% for the year ended December 31, 2009.

Tenant Reimbursements

Tenant reimbursements from Industrial Properties decreased $0.4 million, or 8.9%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 due to the 2009 Core Industrial Portfolio primarily due to a decrease in average occupancy as discussed above under the caption “—Rental Income.”

Other Property Income

Other property income from Industrial Properties increased $0.5 million, or 49.2%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to a $0.7 million net restoration fee received during the first quarter of 2009 from a tenant that vacated one of our Industrial Properties in Orange County. Other property income for both periods consisted primarily of lease termination fees and other miscellaneous income within the 2009 Core Industrial Portfolio.

Property Expenses

Property expenses from Industrial Properties increased $0.3 million, or 9.2%, for the year ended December 31, 2009 compared to the year ended December 31, 2008. The results for the year ended December 31, 2008 included a $0.6 million credit recorded in June 2008 for insurance proceeds received in connection with a casualty loss at one property, which is in the process of being reentitled for residential use (the “Industrial Reentitlement Property”). Excluding the insurance proceeds credit, property expenses from Industrial Properties decreased approximately $0.3 million for the year ended December 31, 2009 compared to December 31, 2008.

Real Estate Taxes

Real estate taxes from Industrial Properties increased $0.3 million, or 8.8%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to one building that was moved from our stabilized portfolio to the redevelopment portfolio.

Provision for Bad Debts

The provision for bad debts from Industrial Properties increased $0.3 million, or 181.7%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 due to changes in our estimates of collectability of receivables from certain watchlist tenants.

Net Operating Income

Net Operating Income from Industrial Properties decreased $1.8 million, or 6.8%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 due to:

•	A decrease of $1.3 million attributable to the 2009 Core Industrial Portfolio primarily due to a decrease in average occupancy year over year; and

•	A decrease of $0.5 million attributable to our Industrial Reentitlement Property and one building that was moved from our stabilized portfolio to the redevelopment portfolio.

Other Income and Expenses

General and Administrative Expense

General and administrative expenses increased $1.7 million, or 4.4%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to a $7.0 million charge for separation payments (see Note 13 to our consolidated annual financial statements included in this registration statement for additional information), partially offset by a decrease in incentive compensation expense year over year and severance costs paid in 2008.

Interest Expense

The following table sets forth our gross interest expense, including debt discount and loan cost amortization, net of capitalized interest for the years ended December 31, 2009 and 2008.

	2009	2008	Dollar Change	Percentage Change
	($ in thousands)
Gross interest expense	$55,802	$63,478	$(7,676)	(12.1)%
Capitalized interest	(9,683)	(18,132)	8,449	(46.6)%

Interest expense	$46,119	$45,346	$773	1.7%

Gross interest expense, before the effect of capitalized interest, decreased $7.7 million, or 12.1%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to a decrease in our average debt balance during the year ended December 31, 2009 compared to the year ended December 31, 2008 and, to a lesser extent, a decrease in our weighted-average effective interest rate from approximately 5.4% during the year ended December 31, 2008 to approximately 5.2% during the year ended December 31, 2009.

Capitalized interest decreased $8.4 million, or 46.6%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to a decrease in our average development and redevelopment asset balances qualifying for interest capitalization during the year ended December 31, 2009 compared to the year ended December 31, 2008 and, to a lesser extent, a decrease in our weighted-average effective interest rate which caused a corresponding decrease in the capitalization rate applied to our development and redevelopment asset balances qualifying for interest capitalization. During the year ended December 31, 2009, we did not capitalize interest for certain development properties because we suspended substantially all development activities related to these projects as a result of economic conditions in our submarkets.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $4.4 million, or 5.3%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to the 2008 Office Development Properties and the Office Redevelopment Properties.

Interest Income and Other Investment Gains (Losses)

Total interest income and other investment gains (losses) increased approximately $1.4 million, or 1,497.8%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to an increase in the fair value of the marketable securities held in connection with the Deferred Compensation Plan during the year ended December 31, 2009.

Gain on Early Extinguishment of Debt

Gain on early extinguishment of debt was approximately $4.9 million for the year ended December 31, 2009 and represents the net gain from the repurchase of the 3.25% Exchangeable Notes with an aggregate stated principal amount of $162.0 million (see Note 4 to our consolidated annual financial statements included in this registration statement for additional information).

Comparison of the Year Ended December 31, 2008 to the Year Ended December 31, 2007

The following table reconciles our Net Operating Income by segment to our net income available for common unitholders for the years ended December 31, 2008 and 2007.

	Year Ended December 31,		Dollar Change	Percentage Change
	2008	2007
	($ in thousands)
Net Operating Income, as defined
Office Properties	$185,967	$168,575	$17,392	10.3%
Industrial Properties	26,796	24,475	2,321	9.5

Total portfolio	212,763	193,050	19,713	10.2

Reconciliation to Net Income Available to Common Unitholders:
Net Operating Income, as defined for reportable segments	212,763	193,050	19,713	10.2
Unallocated other income (loss):
Interest income and other net investment (losses) gains	(93)	1,606	(1,699)	(105.8)
Other unallocated expenses:
General and administrative expenses	38,260	36,580	1,680	4.6
Interest expense	45,346	40,762	4,584	11.2
Depreciation and amortization	83,215	72,754	10,461	14.4

Income from continuing operations	45,849	44,560	1,289	2.9
Income from discontinued operations	1,062	78,757	(77,695)	(98.7)

Net income	46,911	123,317	(76,406)	(62.0)
Net income attributable to noncontrolling interests in consolidated subsidiaries	(237)	(324)	87	26.9

Net income attributable to Kilroy Realty, L.P.	46,674	122,993	(76,319)	(62.1)
Preferred distributions	(15,196)	(15,196)	—	0.0

Net income available to common unitholders	$31,478	$107,797	$(76,319)	(70.8)%

Rental Operations

Office Properties

The following table compares the Net Operating Income for the Office Properties for the year ended December 31, 2008 and 2007.

	Total Office Portfolio				2008 Core Office Portfolio(1)
	2008	2007	Dollar Change	Percentage Change	2008	2007	Dollar Change	Percentage Change
	($ in thousands)
Operating revenues:
Rental income	$223,245	$202,601	$20,644	10.2%	$191,126	$190,715	$411	0.2%
Tenant reimbursements	26,898	21,804	5,094	23.4	21,879	20,068	1,811	9.0
Other property income	5,923	3,406	2,517	73.9	5,918	3,405	2,513	73.8

Total	256,066	227,811	28,255	12.4	218,923	214,188	4,735	2.2

Property and related expenses:
Property expenses	45,437	40,675	4,762	11.7	43,750	40,009	3,741	9.4
Real estate taxes	19,169	16,825	2,344	13.9	15,674	15,560	114	0.7
Provision for bad debts	3,876	154	3,722	2,416.9	3,876	154	3,722	2,416.9
Ground leases	1,617	1,582	35	2.2	1,612	1,576	36	2.3

Total	70,099	59,236	10,863	18.3	64,912	57,299	7,613	13.3

Net Operating Income	$185,967	$168,575	$17,392	10.3%	$154,011	$156,889	$(2,878)	(1.8)%

(1)	Office Properties owned and stabilized at January 1, 2007 and still owned and stabilized as of December 31, 2009.

Rental Income

Rental income from Office Properties increased $20.6 million, or 10.2%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 due to:

•

An increase of $18.4 million generated by the five office development properties that were added to the stabilized portfolio in the third quarter of 2007 (the “2007 Office Development Properties”), and one office development property that was added to the stabilized portfolio in the third quarter of 2008 and two office development properties that were added to the stabilized portfolio in the fourth quarter of 2008 (the “2008 Office Development Properties”);

•	An increase of $1.8 million generated by the Office Redevelopment Properties; and

•

An increase of $0.4 million generated by the Office Properties owned and stabilized at January 1, 2007 and still owned and stabilized as of December 31, 2009 (the “2008 Core Office Portfolio”) which was primarily due to:

•

An increase of $2.7 million of noncash revenue primarily attributable to the acceleration of the amortization of the deferred revenue balance during the year ended December 31, 2008 related to tenant-funded tenant improvements associated with an early lease termination at one of our properties in San Diego (see Note 13 to our consolidated annual financial statements included in this registration statement for additional information); and

•	An offsetting net decrease of $2.1 million attributable to the following changes in occupancy:

•

A decrease of $4.0 million in rental income from our San Diego office portfolio primarily due to a decrease in average occupancy of 4.3% in the San Diego office portfolio to 89.0% for the year ended December 31, 2008 from 93.3% for the year ended December 31, 2007. The decrease in average occupancy is primarily attributable to six vacant buildings representing approximately 475,400 rentable square feet;

•

A decrease of $0.8 million in rental income from our Orange County office portfolio primarily due to a decrease in average occupancy of 21.2% in the Orange County office portfolio to 77.5% for the year ended December 31, 2008 from 98.7% for the year ended December 31, 2007. The decrease in average occupancy is primarily attributable to one vacant building representing approximately 60,900 rentable square feet; and

•

An offsetting increase of $2.7 million in our Los Angeles office portfolio primarily due to an increase in rental rates and a modest increase in average occupancy of 0.4% in the Los Angeles office portfolio to 94.7% for the year ended December 31, 2008 from 94.3% for the year ended December 31, 2007.

Tenant Reimbursements

Tenant reimbursements from Office Properties increased $5.1 million, or 23.4%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 due to:

•	An increase of $3.3 million generated by the 2007 Office Development Properties, the 2008 Office Development Properties, and the Office Redevelopment Properties; and

•	An increase of $1.8 million generated by the 2008 Core Office Portfolio due to an increase in reimbursable property expenses as discussed below under the caption “—Property Expenses.”

Other Property Income

Other property income from Office Properties increased $2.5 million, or 73.9%, for the year ended December 31, 2008 compared to the year ended December 31, 2007. This increase was primarily due to a net lease termination fee related to an early lease termination at one of our Office Properties in Los Angeles County, of which $5.0 million was recognized during the year ended December 31, 2008 (see Note 13 to our consolidated annual financial statements included in this registration statement for additional information). During the year ended December 31, 2007, we recognized $2.8 million in net lease termination fees from two early lease terminations at two of our Office Properties in San Diego. Other property income for both periods consisted primarily of lease termination fees and other miscellaneous income within the 2008 Core Office Portfolio.

Property Expenses

Property expenses from Office Properties increased $4.8 million, or 11.7%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 primarily due to:

•	An increase of $3.7 million generated by the 2008 Core Office Portfolio primarily due to:

•

A $1.8 million increase attributable to general increases in certain recurring operating costs such as utilities, property management expenses, repairs and maintenance costs, and janitorial and other service-related costs;

•	A $0.9 million increase due to nonreimbursable legal fees primarily related to tenant defaults; and

•	A $0.8 million increase due to costs associated with nonrecurring repairs at three of our properties in San Diego; and

•	An increase of $0.9 million attributable to the 2007 Office Development Properties, the 2008 Office Development Properties, and the Office Redevelopment Properties.

Real Estate Taxes

Real estate taxes from Office Properties increased $2.3 million, or 13.9%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 primarily due to the 2007 Office Development Properties, the 2008 Office Development Properties, and Office Redevelopment Properties.

Provision for Bad Debts

The provision for bad debts from Office Properties increased $3.7 million, or 2,416.9%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 due to changes in our estimates of collectability of receivables from certain watchlist tenants. The provision for bad debts for the year ended December 31, 2008 included a $3.1 million charge for the deferred rent receivable balance related to an early termination at one of our properties in San Diego (see Note 13 to our consolidated annual financial statements included in this registration statement for additional information).

Net Operating Income

Net Operating Income from Office Properties increased $17.4 million, or 10.3%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 due to:

•	An increase of $18.2 million generated by the 2007 Office Development Properties and the 2008 Office Development Properties;

•	An increase of $2.1 million generated by the Office Redevelopment Properties; and

•	An offsetting decrease of $2.9 million attributable to the 2008 Core Office Portfolio as discussed above.

Industrial Properties

The following table compares the Net Operating Income for the Industrial Properties for the year ended December 31, 2008 and 2007.

Industrial Properties

	Total Industrial Portfolio				2008 Core Industrial Portfolio(1)
	2008	2007	Dollar Change	Percentage Change	2008	2007	Dollar Change	Percentage Change
	($ dollars in thousands)
Operating revenues:
Rental income	$28,275	$26,525	$1,750	6.6%	$28,119	$26,525	$1,594	6.0%
Tenant reimbursements	4,088	3,468	620	17.9	4,088	3,468	620	17.9
Other property income	926	72	854	1,186.1	873	72	801	1,112.5

Total	33,289	30,065	3,224	10.7	33,080	30,065	3,015	10.0

	Total Industrial Portfolio				2008 Core Industrial Portfolio(1)
	2008	2007	Dollar Change	Percentage Change	2008	2007	Dollar Change	Percentage Change
	($ dollars in thousands)
Property and related expenses:
Property expenses	3,424	2,601	823	31.6	3,301	2,294	1,007	43.9
Real estate taxes	2,894	2,670	224	8.4	2,606	2,523	83	3.3
Provision for bad debts	175	319	(144)	(45.1)	175	319	(144)	(45.1)

Total	6,493	5,590	903	16.2	6,082	5,136	946	18.4

Net Operating Income	$26,796	$24,475	$2,321	9.5%	$26,998	$24,929	$2,069	8.3%

(1)	Industrial Properties owned and stabilized at January 1, 2007 and still owned and stabilized as of December 31, 2009.

Rental Income

Rental income from Industrial Properties increased $1.8 million, or 6.6%, for the year ended December 31, 2008 compared to the year ended December 31, 2007. This increase was primarily attributable to an increase in rental rates in connection with new leases at two of our Orange County Industrial Properties and an increase in occupancy. Average occupancy in the Industrial Portfolio increased 0.7% to 93.0% for the year ended December 31, 2008 compared to 92.3% for the year ended December 31, 2007.

Tenant Reimbursements

Tenant reimbursements from Industrial Properties increased $0.6 million, or 17.9%, for the year ended December 31, 2008 compared to the year ended December 31, 2007. The increase in tenant reimbursements was primarily attributable to three leases where our operating expense agreements were either new or restructured at two of our Orange County Industrial Properties and a slight increase in reimbursable operating expenses.

Other Property Income

Other property income from Industrial Properties increased $0.9 million, or 1,186.1%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 due to an increase in lease termination fees and other miscellaneous income within the industrial portfolio.

Property Expenses

Property expenses from Industrial Properties increased by $0.8 million, or 31.6%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 due to:

•

An increase of $1.0 million generated by the Industrial Properties owned and stabilized at January 1, 2007 and still owned and stabilized as of December 31, 2009 (the “2008 Core Industrial Portfolio”) primarily due to:

•

A one-time credit of $0.7 million during the year ended December 31, 2007 relating to a gain recognized for insurance proceeds received in excess of expenses incurred for one of our Industrial Properties that sustained damage due to a fire sprinkler rupture; and

•	An increase of $0.2 million in repairs and maintenance, other service-related costs, and legal fees primarily related to tenant defaults; and

•	An increase of $0.5 million generated by one industrial building that was moved from our stabilized portfolio to the redevelopment portfolio; and

•

An offsetting decrease of $0.7 million attributable to the Industrial Reentitlement Property primarily due to a one-time credit in 2008 for insurance proceeds received in connection with a theft, which was previously recognized as a reduction of property expenses when the loss occurred.

Provision for Bad Debts

The provision for bad debts from Industrial Properties decreased by $0.1 million, or 45.1%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 primarily due to changes in our estimates of the collectability of receivables from certain watchlist tenants.

Net Operating Income

Net Operating Income from Industrial Properties increased $2.3 million, or 9.5%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 primarily due to an increase in occupancy in the 2008 Core Industrial Portfolio as discussed above.

Other Income and Expenses

General and Administrative Expense

General and administrative expenses increased $1.7 million, or 4.6%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 primarily due to an increase in compensation-related expenses, including approximately $1.0 million of severance costs for the year ended December 31, 2008.

Interest Expense

The following table sets forth our gross interest expense, including debt discount and loan cost amortization, net of capitalized interest for the years ended December 31, 2008 and 2007.

	2008	2007	Dollar Change	Percentage Change
	($ in thousands)
Gross interest expense	$63,478	$60,278	$3,200	5.3%
Capitalized interest	(18,132)	(19,516)	1,384	(7.1)%

Interest expense	$45,346	$40,762	$4,584	11.2%

Gross interest expense, before the effect of capitalized interest, increased $3.2 million, or 5.3%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 primarily due to an increase in our average debt balance due to our development activities during the period, offset by a decrease in our weighted-average interest rate from approximately 6.0% for the year ended December 31, 2007 to approximately 5.4% for the year ended December 31, 2008.

Capitalized interest decreased $1.4 million, or 7.1%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 due to a decrease in our weighted average interest rate, which caused a corresponding decrease in the capitalization rate applied to our development and redevelopment asset balances qualifying for interest capitalization. In addition, our average development and redevelopment asset balances qualifying for interest capitalization decreased since, in the third and fourth quarters of 2008, we determined that certain development properties did not continue to qualify for interest capitalization under GAAP.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $10.5 million, or 14.4%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 primarily due to:

•	An increase of $6.3 million from the 2007 Office Development Properties and the 2008 Office Development Properties;

•

An increase of $2.8 million from the 2008 Core Office Portfolio and 2008 Core Industrial Portfolio, which was due primarily to changes in the estimated useful lives for certain unamortized leasing commissions; and

•	An increase of $0.8 million from the Office Redevelopment Properties.

Interest Income and Other Investment Gains (Losses)

Total interest income and other investment gains (losses) decreased approximately $1.7 million, or 105.8%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 primarily due to:

•	A decrease of $1.0 million in the fair value of the marketable securities held in connection with our Deferred Compensation Plan during the year ended December 31, 2008; and

•	A decrease of $0.5 million due to lower average cash balances and lower interest rates ended December 31, 2008 compared to the year ended December 31, 2007.

Liquidity and Capital Resources

General

Our primary liquidity sources and uses are as follows:

Liquidity Sources

•	Net cash flow from operations;

•	Borrowings under the New Credit Facility (as defined under “—2010 Financing Activities” below);

•	Proceeds from additional secured or unsecured debt financings;

•	Proceeds from public or private issuance of debt or equity securities; and

•	Proceeds from the disposition of nonstrategic assets.

Liquidity Uses

•	Property or developed land acquisitions;

•	Operating and corporate expenses;

•	Capital expenditures, tenant improvement and leasing costs;

•	Development and redevelopment costs;

•	Debt service and principal payments, including debt maturities;

•	Distributions to common and preferred unitholders; and

•	Purchasing outstanding debt.

General Strategy

Our general strategy is to maintain a conservative balance sheet with a top credit profile and to maintain a capital structure that allows for financial flexibility and diversification of capital resources. We manage our capital structure to reflect a long-term investment approach and utilize multiple sources of capital to meet our long-term capital requirements. We believe that our current projected liquidity requirements for 2010, as noted above under the caption “—Liquidity Uses,” will be satisfied using potentially all liquidity sources listed above. We believe our conservative leverage provides us with financial flexibility and enhances our ability to obtain additional sources of liquidity if necessary, and, therefore, we are well positioned to refinance or repay maturing debt and to pursue attractive acquisition opportunities, which we may finance, as necessary, with future public and private issuances of debt and equity securities.

2010 Financing Activities

During the first six months of 2010, we completed a variety of capital raising activities which significantly extended our debt maturities and enabled us to fund five property acquisitions. This financing and acquisition activity increased our consolidated total assets by approximately 20% as compared to December 31, 2009, without increasing our total debt as a percentage of total market capitalization. The following activities occurred during the period:

•

In August 2010, we entered into a $500 million unsecured revolving credit facility (the “New Credit Facility”) with a term of three years plus a one year extension option. We used borrowings under the New Credit Facility to repay, and then terminate, our $550 million unsecured line of credit (the “Credit Facility”).

•

A portion of our unsecured senior notes, with a principal balance of $61.0 million matured in August 2010. We used borrowings under our Credit Facility to repay the remaining principal amounts of the maturing loan.

•

In June 2010, we completed a tender offer for the repurchase of $150.0 million in aggregate stated principal value of our 3.25% Exchangeable Notes for approximately $151.1 million in cash, including transaction costs.

•	In June 2010, we assumed secured debt with a principal balance of $52.0 million in conjunction with the acquisition of Mission City Corporate Center in San Diego, CA.

•	In May 2010, we issued $250.0 million in aggregate principal amount of 6.625% unsecured senior notes due 2020.

•

In April 2010, our general partner completed an underwritten public offering of 9,200,000 shares of its common stock. The net offering proceeds, after deducting underwriting discounts and commissions and offering expenses, were approximately $299.8 million and were contributed to us in exchange for common units, as required by our partnership agreement.

•

In April 2010, we were assigned initial investment grade credit ratings by two major rating agencies, which management believes enhances our access to the capital markets by allowing us to raise long-term unsecured debt financing in the bond market.

•

In April 2010, we extended the maturity date of the Credit Facility from April 2010 to April 2011 for a one-time extension fee equal to 0.15% of the total $550 million borrowing capacity of the Credit Facility.

•	In March 2010, we used borrowings under our Credit Facility to pay off a secured line of credit with an outstanding principal balance of $33.5 million that was scheduled to mature in April 2010.

•

In January 2010, we used the proceeds from the issuance of a new $71.0 million mortgage loan to pay off an outstanding mortgage loan with a principal balance of $63.2 million that was scheduled to mature in April 2010. The new mortgage loan is secured by five properties, bears interest at an annual rate of 6.51%, requires monthly interest and principal payments based on a 30-year amortization period, and is scheduled to mature on February 1, 2017.

2009 Financing Activities

•

In April 2009, we extended the term of one of our fixed-rate mortgage notes payable that was scheduled to mature in April 2009 by one year. In connection with the extension, we repaid $10.0 million of the $74.8 million principal balance outstanding at March 31, 2009.

•

In the second quarter of 2009, our board of directors decreased our quarterly cash distribution to $0.35 per common unit. This represented an approximately 40% reduction from our quarterly cash distribution of $0.58 per common unit for unitholders of record for the prior quarter and is equivalent to an annual rate of $1.40 per unit.

•

In June 2009, our general partner completed an underwritten public offering of 10,062,500 shares of its common stock. The net offering proceeds, after deducting underwriting discounts and commissions and offering expenses, were approximately $191.7 million and were contributed to us in exchange for common units, as required by our partnership agreement.

•	In November 2009, we issued $172.5 million in aggregate stated principal amount of 4.25% Exchangeable Notes.

•	During the second half of 2009, we repurchased 3.25% Exchangeable Notes with an aggregate stated principal amount of $162.0 million for approximately $150.4 million in cash.

See Notes to our consolidated annual and interim financial statements included in this registration statement for additional information regarding these transactions.

Liquidity Uses

Capitalization

As of June 30, 2010, our total debt as a percentage of total market capitalization was 39.6%, and our total debt and liquidation value of our preferred equity as a percentage of total market capitalization was 46.3%, which was calculated based on the closing price per share of our general partner’s common stock of $29.73 on June 30, 2010 as follows:

	Units at June 30, 2010	Aggregate Principal Amount or $Value Equivalent	% of Total Market Capitalization
	($in thousands)
Debt:
Credit Facility		$150,000	5.0%
3.25% Exchangeable Notes(1)		148,000	5.0
4.25% Exchangeable Notes(2)		172,500	5.8
Unsecured Senior Notes due 2010		61,000	2.0
Unsecured Senior Notes due 2014		83,000	2.8
Unsecured Senior Notes due 2020(3)		250,000	8.4
Secured debt(4)		317,470	10.6

Total debt		$1,181,970	39.6

Capital:
7.450% Series A Cumulative Redeemable Preferred Units(5)	1,500,000	$75,000	2.5
7.800% Series E Cumulative Redeemable Preferred Units(6)	1,610,000	40,250	1.3
7.500% Series F Cumulative Redeemable Preferred Units(6)	3,450,000	86,250	2.9
Common Units Outstanding held by Limited Partners(7)	1,723,131	51,229	1.7
Common Units Outstanding held by Kilroy Realty Corporation(7)	52,296,219	1,554,767	52.0

Total capital		1,807,496	60.4

Total Market Capitalization		$2,989,466	100.0%

(1)	Represents gross aggregate principal amount before the effect of the unamortized discount of approximately $5.5 million as of June 30, 2010.
(2)	Represents gross aggregate principal amount before the effect of the unamortized discount of approximately $18.4 million as of June 30, 2010.
(3)	Represents gross aggregate principal amount before the effect of the unamortized discount of approximately $2.1 million as of June 30, 2010.
(4)	Includes the $52.0 million gross aggregate principal amount of the loan due in April 2012 before the effect of the unamortized discount of approximately $0.9 million as of June 30, 2010.
(5)	Value based on $50.00 per unit liquidation preference.
(6)	Value based on $25.00 per unit liquidation preference.
(7)	Value based on closing price per share of our general partner’s common stock of $29.73 as of June 30, 2010.

Debt Composition

The composition of our aggregate debt balances between fixed- and variable-rate debt as of June 30, 2010 and December 31, 2009 were as follows:

	Percentage of Total Debt		Weighted Average Interest Rate
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Secured vs. unsecured:
Unsecured (1)	73.1%	70.7%	4.5%	3.8%
Secured	26.9	29.3	6.0	5.7
Variable-rate vs. fixed-rate:
Variable-rate	12.7	13.0	1.2	1.1
Fixed-rate (1)	87.3	87.0	5.5	4.8
Total debt interest rate(1)			4.9	4.3
Total debt interest rate including loan costs(1)			5.3	4.8
GAAP effective interest rate(2)			6.0%	5.9%

(1)	Excludes the impact of the noncash debt discounts on our Exchangeable Notes (see Note 5 to our consolidated interim financial statements included in this registration statement for additional information on the debt discount).
(2)	Represents the GAAP effective interest rate for total debt, which includes the impact of the amortization of the noncash debt discount related to the accounting for the Exchangeable Notes.

Credit Facility

The following table summarizes the balance and significant terms of the Credit Facility as of June 30, 2010 and December 31, 2009.

	June 30, 2010	December 31, 2009
	(in thousands)
Outstanding borrowings	$150,000	$97,000
Remaining borrowing capacity	400,000	453,000

Total borrowing capacity	$550,000	$550,000

Maturity date(1)	April 2011	April 2010
Interest rate(2)	1.17%	1.11%
Unused funds fee(3)	0.20%	0.20%

(1)	In April 2010, we exercised an option to extend the maturity date of the Credit Facility from by one year.
(2)	At June 30, 2010, the Credit Facility bore interest at an annual rate plus 0.80%. At December 31, 2009, the Credit Facility bore interest at an annual rate of LIBOR plus 0.85% to 1.35% depending upon the Company’s leverage ratio.
(3)	At June 30, 2010, the fee for unused funds was at an annual rate of 0.20%. At December 31, 2009, the fee for unused funds was an annual rate of 0.15% to 0.20% depending on our remaining borrowing capacity.

In August 2010, we entered into the New Credit Facility and we used borrowings to repay, and then terminate, the Credit Facility. The New Credit Facility includes a $200 million accordion option and has a term of three years plus a one year extension option. The New Credit Facility bears interest at an annual rate of LIBOR plus 2.675%. We expect to borrow amounts under the New Credit Facility from time to time for general corporate purposes, to fund potential acquisitions, to finance development and redevelopment expenditures, and potentially to repay long-term debt.

Debt Maturities

The following table summarizes our scheduled principal payments as of June 30, 2010:

			Unsecured
Year	Secured Debt		Exchangeable Notes		Senior Notes		Credit Facility		Total
	(in thousands)
Remaining 2010	$3,139		—		$61,000		—		$64,139
2011	75,028		—		—		150,000	(1)	225,028
2012	156,302	(2)	148,000	(3)	—		—		304,302
2013	3,248		—		—		—		3,248
2014	3,479		172,500	(4)	83,000		—		258,979
Thereafter	76,274		—		250,000	(5)	—		326,274

	$317,470		$320,500		$394,000		$150,000		$1,181,970

(1)	In August 2010, we entered into the New Credit Facility and we used borrowings to repay, and then terminate, the Credit Facility. See additional information under the caption “Credit Facility” above.
(2)	Includes the $52.0 million gross aggregate principal amount of the loan due in April 2012 before the effect of the unamortized discount of approximately $0.9 million as of June 30, 2010.
(3)	Represents gross aggregate principal amount before the effect of the unamortized discount of approximately $5.5 million as of June 30, 2010.
(4)	Represents gross aggregate principal amount before the effect of the unamortized discount of approximately $18.4 million as of June 30, 2010.
(5)	Represents gross aggregate principal amount before the effect of the unamortized discount of approximately $2.1 million as of June 30, 2010.

A portion of our unsecured senior notes, with a principal balance of $61.0 million matured in August 2010. We used borrowings under the Credit Facility to repay the remaining principal amounts of the maturing loan. In addition, in April 2010, we were assigned investment grade debt ratings, which enhance our ability to raise long-term unsecured debt to refinance near-term debt maturities.

Factors That May Influence Future Sources of Capital and Liquidity

We continue to evaluate sources of financing for our business activities, including borrowings under the New Credit Facility, fixed-rate secured mortgage financing, common stock offerings of our general partner, and public and private unsecured debt. However, our ability to obtain new financing or refinance existing borrowings on favorable terms could be impacted by various factors including the continuing recessionary conditions, significant tenant defaults, a further decline in the demand for office or industrial properties, a decrease in market rental rates or market values of real estate assets in our submarkets, and the amount of future borrowings. These events could result in the following:

•	further decreases in our cash flows from operations, which could create further dependence on our New Credit Facility;

•	an increase in the proportion of variable-rate debt, which could increase our sensitivity to interest rate fluctuations in the future; and

•	a decrease in the value of our properties, which could have an adverse effect on our ability to incur additional debt or refinance existing debt at competitive rates.

In addition to the factors noted above, our initial credit ratings are subject to ongoing evaluation by credit rating agencies and may be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. In the event that our credit ratings are downgraded, we may incur higher borrowing costs and may experience difficulty in obtaining additional financing or refinancing.

Debt Covenants

As of June 30, 2010, our Credit Facility, unsecured senior notes, and certain other secured debt arrangements contained covenants and restrictions requiring us to meet certain financial ratios and reporting requirements. Our New Credit Facility also contains covenants and restrictions requiring us to meet certain financial ratios and reporting requirements. As of June 30, 2010, key financial covenants and their covenant levels included:

Credit Facility (as defined per Credit Agreement):	Covenant Level	Actual Performance at June 30, 2010
Total debt to total asset value(1)	< 60%	39%
Fixed charge coverage ratio	> 1.5X	2.7X
Minimum consolidated tangible net worth	> $700 million + 75% of all Net Offering Proceeds(2)	$1.9 billion
Dividend coverage ratio	< 95% of FFO	66% of FFO
Unsecured debt ratio(1)(3)	> 1.67X	2.89X
Unencumbered asset pool debt service coverage(4)	≥ 2.0X	6.2X

Unsecured Senior Notes due 2020 (as defined per Indenture):
Total debt/total asset value	< 60%	38%
Interest coverage	> 1.5X	3.9X
Secured debt/total asset value	< 40%	10%
Unencumbered asset pool value to unsecured debt	≥ 150%	298%

(1)	In the event of an acquisition of one or more properties for $150 million or more, the total debt to total asset value may exceed 60% for up to two consecutive quarters, but in no event exceed 65%, and the unsecured debt ratio may be less than 1.67x for up to two consecutive quarters but, in no event be less than 1.54x.
(2)	This covenant level was calculated at $1.2 billion as of June 30, 2010.
(3)	The unsecured debt ratio is calculated by dividing the total unsecured asset pool value by the amount of unsecured senior debt.
(4)	The unencumbered asset pool debt service coverage is calculated by dividing the unencumbered asset pool net operating cash flows by the unsecured debt service.

We were in compliance with all our debt covenants as of June 30, 2010. Our current expectation is that we will continue to meet the requirements of our debt covenants in both the short and long term. However, in the event of a continued economic slow down and a crisis in the credit markets, there is no certainty that we will be able to continue to satisfy all the covenant requirements.

Liquidity Uses

Contractual Obligations

The following table provides information with respect to our contractual obligations as of June 30, 2010. The financing activities completed during the six months ended June 30, 2010, including the issuance of $250 million of unsecured senior notes and the repurchase of $150 million of aggregate principal value of our 3.25% Exchangeable Notes, significantly extended our debt maturities as compared to December 31, 2009. The table: (i) indicates the maturities and scheduled principal repayments of our secured debt, Exchangeable Notes, unsecured senior notes, and Credit Facility; (ii) indicates the scheduled interest payments of our fixed-rate and variable-rate debt as of June 30, 2010; and (iii) provides information about the minimum commitments due in connection with our ground lease obligations and other lease and contractual commitments as of June 30, 2010.

	Payment Due by Period
	Less than 1 Year (Remainder of 2010)	1–3 Years (2011-2012)	3–5 Years (2013-2014)	More than 5 Years (After 2014)	Total
	(in thousands)
Principal payments—secured debt(1)	$3,139	$231,330	$6,727	$76,274	$317,470
Principal payments—Exchangeable Notes(2)		148,000	172,500		320,500
Principal payments—unsecured senior notes(3)	61,000		83,000	250,000	394,000
Principal payments—Credit Facility (4)		150,000			150,000

Interest payments—fixed-rate debt (5)	25,455	90,693	63,091	103,767	283,006
Interest payments—variable-rate debt (4)(6)	1,500	1,000			2,500
Ground lease obligations(7)	703	2,425	2,136	69,292	74,556
Lease and contractual commitments(8)	33,528				33,528
Separation payments(9)	5,650				5,650

Total	$130,975	$623,448	$327,454	$499,333	$1,581,210

(1)	Represents secured debt before the effect of a $0.9 million unamortized discount as of June 30, 2010.
(2)	Represents gross aggregate principal amount before the effect of the unamortized discount of approximately $23.9 million as of June 30, 2010.
(3)	Represents unsecured senior notes before the effect of a $2.1 million unamortized discount as of June 30, 2010.
(4)	In April 2010, we exercised an option to extend the maturity date of the Credit Facility by one year. In August 2010, we entered into the New Credit Facility as noted above under the caption “—2010 Financing Activities.”
(5)	As of June 30, 2010, 87.3% of our debt was contractually fixed. The information in the table above reflects our projected interest rate obligations for these fixed-rate payments based on the contractual interest rates, interest payment dates, and scheduled maturity dates.
(6)	As of June 30, 2010, 12.7% of our debt bore interest at variable rates. The variable interest rate payments are based on LIBOR plus a spread of 0.80% as of June 30, 2010. The information in the table above reflects our projected interest rate obligations for these variable-rate payments based on outstanding principal balances as of June 30, 2010, the scheduled interest payment dates, and the contractual maturity dates.
(7)	We have noncancelable ground lease obligations for the Kilroy Airport Center in Long Beach, California with a lease period for Phases I, II, and III expiring in July 2084.
(8)	Amounts represent commitments under signed leases and contracts for operating properties, excluding tenant-funded tenant improvements.
(9)	Represents a separation payment that was paid in July 2010.

Potential Future Capital Requirements

        Given the current economic conditions, the amounts we are required to spend on tenant improvements and leasing costs are expected to continue to increase in the near future from historical levels for us to be able to execute leases at current market terms, as evidenced in the table below. The amounts we ultimately incur for tenant improvements and leasing costs will depend on actual leasing activity. Tenant improvements and leasing costs generally fluctuate in any given period depending on factors such as the type of property, the term of the lease, the type of the lease, the involvement of external leasing agents, and overall market conditions. Capital expenditures may fluctuate in any given period subject to the nature, extent, and timing of improvements required to maintain our properties.

The following tables set forth the capital expenditures, tenant improvements, and leasing costs, excluding tenant-funded tenant improvements, for renewed and retenanted space within our stabilized portfolio for each of the three years during the period ended December 31, 2009 on a per square foot basis.

	Year Ended December 31,
	2009	2008	2007
Office Properties:
Capital Expenditures:
Capital expenditures per square foot	$0.86	$0.91	$0.82
Tenant Improvement and Leasing Costs(1) :
Replacement tenant square feet	221,229	180,696	405,868
Tenant improvements per square foot leased	$27.47	$24.21	$20.94
Leasing commissions per square foot leased	$9.64	$11.52	$10.99
Total per square foot	37.11	$35.73	$31.93
Renewal tenant square feet	680,977	349,009	658,276
Tenant improvements per square foot leased	$10.38	$5.74	$6.15
Leasing commissions per square foot leased	$8.00	$4.55	$3.63
Total per square foot	$18.38	$10.29	$9.77
Total per square foot per year	$4.18	$4.30	$2.88
Average remaining lease term (in years)	5.5	4.4	6.3

Industrial Properties:
Capital Expenditures:
Capital expenditures per square foot	$0.85	$0.28	$0.23
Tenant Improvement and Leasing Costs(1) :
Replacement tenant square feet	$248,380	212,698	283,879
Tenant improvements per square foot leased	$2.54	$2.52	$3.08
Leasing commissions per square foot leased	$2.19	$2.31	$2.26
Total per square foot	$4.73	$4.83	$5.35
Renewal tenant square feet	545,143	728,363	243,823
Tenant improvements per square foot leased	$1.49	$2.55	$1.29
Leasing commissions per square foot leased	$3.02	$1.37	$0.64
Total per square foot	$4.50	$3.91	$1.94
Total per square foot per year	$0.74	$0.79	$0.82
Average remaining lease term (in years)	6.2	5.3	4.6

(1)	Includes only tenants with lease terms of 12 months or longer. Excludes leases for month-to-month and first generation expenditures. First generation expenditures are those expenditures that ultimately result in additional revenue generated when the space is re-leased.

We currently project we could spend up to $25 million in capital improvements, tenant improvements, and leasing costs for properties within our stabilized portfolio in 2010, depending on leasing activity, in addition to the $34 million of commitments discussed under capital commitments.

As of June 30, 2010, we did not have any development or redevelopment projects under construction and have not committed to start construction on any development projects in 2010. Over the next two years, we are planning to redevelop certain properties that have been occupied by long-term tenants and require significant capital expenditures to upgrade and modernize the buildings. We currently project we could spend up to $10 million in 2010 on redevelopment activities. We are also focusing on enhancing the entitlements for our existing development land pipeline and the one property we are in the process of reentitling for residential use. We currently estimate we could spend approximately $4 million related to the entitlement processes and other development activities in 2010. Depending upon market conditions, we may have additional spending for our future development pipeline during 2010 and beyond.

We continually evaluate the size, timing, costs, and scope of our development and redevelopment programs and, as necessary, scale activity to reflect the market conditions and the real estate fundamentals that exist in our strategic submarkets. See additional information under the caption “—Factors That May Influence Future Results of Operations—Development and Redevelopment Programs” and information regarding our sources of capital under the caption “—Liquidity and Capital Resources—Liquidity Sources” above.

Distribution Requirements

Our general partner is required to distribute 90% of its REIT taxable income (excluding capital gains) on an annual basis to maintain its qualification as a REIT for federal income tax purposes. For distributions with respect to taxable years ending on or before December 31, 2011, IRS guidance allows REITs to satisfy up to 90% of this requirement through the distribution of shares of their common stock, if certain conditions are met. We intend to continue to make, but have not committed ourselves to make, regular quarterly cash distributions to common stockholders and common unitholders from cash flow from operating activities. All such distributions are at the discretion of our board of directors. We may be required to use borrowings under the New Credit Facility, if necessary, to meet REIT distribution requirements and maintain our general partner’s REIT status. We have historically distributed amounts in excess of our taxable income resulting in a return of capital to our unitholders and stockholders of our general partner and currently believe we have the ability to maintain our distributions to meet our general partner’s REIT requirements for 2010. We consider market factors and our performance in addition to REIT requirements in determining our distribution levels. Amounts accumulated for distribution to unitholders are invested primarily in interest-bearing accounts and short-term interest-bearing securities, which is consistent with our intention to maintain our general partner’s qualification as a REIT. Such investments may include, for example, obligations of the Government National Mortgage Association, other governmental agency securities, certificates of deposit, and interest-bearing bank deposits. On July 16, 2010, we paid a regular quarterly cash distribution of $0.350 per common unit to unitholders of record on June 30, 2010. This distribution is equivalent to an annual rate of $1.40 per unit and we believe that for the foreseeable future we have the ability to maintain our distribution at this level or as otherwise required to meet our general partner’s REIT requirements.

In addition, we are required to make quarterly distributions to our Series A Preferred, Series E and Series F Preferred unitholders, which in aggregate total approximately $15 million of annualized preferred distributions.

Other Potential Liquidity Uses

We continue to position ourselves to take advantage of attractive acquisition opportunities to expand our property portfolio and, under the right conditions, may act on such opportunities. See additional information under the caption “—Factors That May Influence Future Results of Operations—Acquisitions.”

We have the ability to repurchase our Exchangeable Notes, and our general partner has the ability to repurchase shares of its preferred stock, in open market transactions. In addition, an aggregate of 988,025 shares of our general partner’s common stock currently remains eligible for repurchase under a share-repurchase program approved by our board of directors. Our general partner did not repurchase shares of common stock under this program during the year ended December 31, 2009 or the six months ended June 30, 2010. Our Company may seek to repurchase our Exchangeable Notes or shares of our general partner’s common stock or preferred stock in the future depending upon prevailing market conditions and our liquidity and financial position.

Historical Cash Flow Summary

Our historical cash flow activity for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009 and for the year ended December 31, 2009 as compared to the year ended December 31, 2008 is as follows:

	Six Months Ended June 30,
	2010	2009	Dollar Change	Percentage Change
	($ in thousands)
Net cash provided by operating activities	$57,388	$60,902	$(3,514)	(5.8)%
Net cash used in investing activities	(414,108)	(23,598)	(391,051)	(1,654.8)
Net cash provided by (used in) financing activities	376,265	(33,509)	409,774	(1,222.9)

	Year Ended December 31,
	2009	2008	Dollar Change	Percentage Change
	($ in thousands)
Net cash provided by operating activities	$124,965	$144,481	$(19,516)	(13.5)%
Net cash used in investing activities	(50,474)	(93,825)	43,351	(46.2)
Net cash used in financing activities	(74,161)	(52,835)	(21,326)	40.4

Operating Activities

Our cash flows from operations depend on the occupancy level of our portfolio, the rental rates achieved on our leases, the collectability of rent and recoveries from our tenants and the level of operating expenses, and other general and administrative costs. Our cash flows from operations in the future will be impacted by these factors as well as the operating results of any acquired properties. While our portfolio of stabilized operating properties has historically generated positive cash flows, in recent periods we have been experiencing a decrease in Net Operating Income primarily due to a decline in occupancy in our Core Office Portfolio.

Comparison of the Six Months Ended June 30, 2010 to the Six Months Ended June 30, 2009

Our net cash provided by operating activities decreased by $3.5 million, or 5.8%, for the six months ended June 30, 2010 compared to the six months ended June 30, 2009 primarily due to:

•	A decline in cash from Net Operating Income in the six months ended 2010 as compared to the six months ended 2009 (see additional information under the caption “—Rental Operations)”;

•	An increase in expenditures of approximately $1.3 million for acquisition-related costs for the six months ended June 30, 2010 compared to the six months ended June 30, 2009; and

•	A partially offsetting decrease of approximately $3.0 million in cash paid during the first quarter of 2010 compared to 2009 for incentive compensation related to prior year performance.

In the event that the current market conditions persist or worsen in our submarkets, our occupancy rates or rental rates may decline, which could result in a further decrease in net cash flows from our operating properties.

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

Our net cash provided by operating activities decreased by $19.5 million, or 13.5%, for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily attributable to decreases in average occupancy and cash received for lease termination fees. In addition, we received less cash for tenant-funded tenant improvements during the period due to a decrease in our development activity.

Investing Activities

Our net cash used in investing activities is generally used to fund recurring and nonrecurring capital expenditures for our operating properties, property acquisitions, and development and redevelopment projects.

Comparison of the Six Months Ended June 30, 2010 to the Six Months Ended June 30, 2009

Our net cash used in investing activities increased $391.1 million for the six months ended June 30, 2010 compared to the six months ended June 30, 2009. This net increase was primarily comprised of the following:

•

Approximately $373.6 million in cash paid to acquire five operating properties during 2010 (see Note 2 to our consolidated interim financial statements included in this registration statement for additional information); and

•

An increase of $15.9 million in expenditures for our operating properties in 2010 primarily for tenant improvement projects and leasing commissions related to increased leasing activity at the end of 2009.

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

Our net cash used in investing activities decreased $43.4 million, or 46.2%, for the year ended December 31, 2009 compared to the year ended December 31, 2008. This net decrease was primarily comprised of the following:

•

A decrease of $51.1 million in development expenditures. Given the current economic environment and market conditions, we currently expect that our development spending will continue to be lower in 2010 as compared to our historical development spending levels. See additional information under the caption “—Development and Redevelopment Programs;”

•	An increase of $4.9 million in net proceeds from the disposition of operating properties related to the sale of 12400 Industry Street in 2009; and

•

An offsetting increase of $10.6 million in capital expenditures for operating properties primarily due to capital expenditure projects at our Office Properties (see additional information under the caption “—Potential Future Capital Requirements”).

Financing Activities

Our net cash for financing activities is generally impacted by our debt and equity capital raising activities net of distributions paid to common and preferred unitholders.

Comparison of the Six Months Ended June 30, 2010 to the Six Months Ended June 30, 2009

Net cash provided by financing activities fluctuated by $409.8 million for the six months ended June 30, 2010 compared to the six months ended June 30, 2009. The net change in financing activities was primarily due to the following:

•

An increase in capital raising activities, including the issuance of secured debt, unsecured debt, and 9.2 million shares of our general partner’s common stock, primarily to fund property acquisitions (see Notes 2, 5, and 6 to our consolidated interim financial statements included in this registration statement for additional information);

•

An offsetting decrease related to the repurchase of $150.0 million in aggregate stated principal of 3.25% Exchangeable Notes (see Note 5 to our consolidated interim financial statements included in this registration statement for additional information); and

•

An offsetting decrease related to the 40% decrease in our cash dividend rate enacted by our board of directors in the second quarter of 2009. This resulted in a $9.0 million decrease in our dividends and distributions paid to common unitholders during the six months ended June 30, 2010 as compared to the six month ended June 30, 2009.

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

Net cash used in financing activities increased by $21.3 million, or 40.4%, for the year ended December 31, 2009 compared to the year ended December 31, 2008. This overall net change in financing activities was primarily due to a decrease in development expenditures, which required us to borrow less from our Credit Facility during 2009. See additional information under the caption “—Liquidity and Capital Resources—2009 Financing Activities.”

Off-Balance Sheet Arrangements

As of December 31, 2009 and as of the date this registration statement was filed, we did not have any off-balance sheet transactions, arrangements, or obligations, including contingent obligations.

Inflation

Since the majority of our leases require tenants to pay most operating expenses, including real estate taxes, utilities, insurance, and increases in common area maintenance expenses, we do not believe our exposure to increases in costs and operating expenses resulting from inflation is material.

New Accounting Pronouncements

There are currently no recently issued accounting pronouncements that are expected to have a material effect on our financial condition and results of operations in future periods.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary market risk we face is interest rate risk. We mitigate this risk by following established risk management policies and procedures. These policies include maintaining prudent amounts of debt, including a greater amount of fixed-rate debt as compared to variable-rate debt in our portfolio, and may include the periodic use of derivative instruments. As of June 30, 2010 and December 31, 2009, we did not have any interest rate-sensitive derivative assets or liabilities.

Information about our changes in interest rate risk exposures from December 31, 2009 to June 30, 2010 is incorporated herein by reference from Item 2: Financial Information “—Liquidity and Capital Resources.”

Market Risk

As of June 30, 2010, approximately 12.7% of our total outstanding debt of $1.2 billion was subject to variable interest rates. The remaining 87.3% bore interest at fixed rates. All of our interest rate sensitive financial instruments are held for purposes other than trading purposes.

In general, interest rate fluctuations applied to our variable-rate debt will impact our future earnings and cash flows. Conversely, interest rate fluctuations applied to our fixed-rate debt will generally not impact our future earnings and cash flows, unless such instruments mature or are otherwise terminated and need to be refinanced. However, interest rate fluctuations will impact the fair value of the fixed-rate debt instruments.

With the exception of the Exchangeable Notes, we generally determine the fair value of our fixed-rate debt by performing discounted cash flow analyses using an appropriate market rate. We calculate the market rate by obtaining period-end treasury rates for maturities that correspond to the maturities of our fixed-rate debt and then adding an appropriate credit spread based on information obtained from third-party financial institutions. These credit spreads take into account factors, including but not limited to, our credit standing, the maturity of the debt, whether the debt is secured or unsecured, and the loan-to-value ratio of the debt. We determine the fair value of the liability component of our Exchangeable Notes by performing discounted cash flow analysis using an appropriate market interest rate for similar nonconvertible conventional debt instruments. See Note 8 to our consolidated interim financial statements included in this registration statement for additional information on the fair value of our financial instruments as of June 30, 2010 and December 31, 2009.

As of June 30, 2010, the total outstanding balance of our variable-rate debt included borrowings on our Credit Facility of $150 million and was indexed to LIBOR plus a spread of 0.80% (weighted average interest rate was 1.17%). As of December 31, 2009, the total outstanding balance of our variable-rate debt included borrowings of $97 million on our Credit Facility, which was indexed to LIBOR plus a spread of 0.85%, and borrowings of $33.5 million on our secured line of credit, which was indexed to LIBOR plus a spread of 0.75% (weighted average interest rate was 1.1%). Assuming no changes in the outstanding balance of our existing variable-rate debt as of June 30, 2010, a 100 basis point increase in the LIBOR rate would increase our projected annual interest expense, before the effect of capitalization, by approximately $1.5 million. Comparatively, if interest rates were 100 basis points higher as of December 31, 2009, our projected annual interest expense, before the effect of capitalization, would have been $1.3 million higher.

The total carrying value of our fixed-rate debt, including our Exchangeable Notes, was approximately $1.0 billion and $841.5 million as of June 30, 2010 and December 31, 2009, respectively. The total estimated fair value of our fixed-rate debt was approximately $1.0 billion and $842.1 million as of June 30, 2010 and December 31, 2009, respectively. For sensitivity purposes, a 100 basis point increase in the discount rate equates to a decrease in the total fair value of our fixed-rate debt of approximately $38.2 million, or 3.7%, as of June 30, 2010. Comparatively, a 100 basis point increase in the discount rate equates to a decrease in the total fair value of our fixed-rate debt of approximately $20.2 million, or 2.4%, as of December 31, 2009.

The above sensitivity analyses do not consider interrelationships between different market movements, which could result in additional changes in the fair value of our debt and Exchangeable Notes beyond the amounts calculated.

ITEM 3.	PROPERTIES

General

As of June 30, 2010, our stabilized portfolio of operating properties was comprised of 100 Office Properties and 41 Industrial Properties, which encompassed an aggregate of approximately 10.1 million and 3.7 million rentable square feet, respectively. As of June 30, 2010, the Office Properties were approximately 85.7% leased to 354 tenants, and the Industrial Properties were approximately 83.3% leased to 56 tenants. Our stabilized portfolio excludes undeveloped land and one industrial property that we are in the process of reentitling for residential use.

All but one of our properties are located in Southern California. We own all of our properties directly or through the Finance Partnership or wholly-owned subsidiaries. All our properties are held in fee except for the seven office buildings located at Kilroy Airport Center in Long Beach, California, which are all held subject to leases for the land that expire in 2084.

In general, the Office Properties are leased to tenants on a full service gross or modified gross basis, and the Industrial Properties are leased to tenants on a triple net basis. Under a full service lease, the landlord is obligated to pay the tenant’s proportionate share of real estate taxes, insurance, and operating expenses up to the amount incurred during the tenant’s first year of occupancy (“Base Year”) or a negotiated amount approximating the tenant’s pro rata share of real estate taxes, insurance, and operating expenses (“Expense Stop”). The tenant pays its pro rata share of increases in expenses above the Base Year or Expense Stop. A modified gross lease is similar to a full service gross lease, except tenants are obligated to pay their proportionate share of certain operating expenses, usually electricity, directly to the service provider. Under a triple net lease and a modified net lease, tenants pay their proportionate share of real estate taxes, operating costs, and utility costs.

We believe that all of our properties are well-maintained and do not require significant capital improvements. As of June 30, 2010, we managed all of our properties through internal property managers.

Office and Industrial Properties

The following table sets forth certain information relating to each of the stabilized Office Properties and Industrial Properties owned as of June 30, 2010.

Property Location						Average
					Annualized	Base Rental
				Percentage	Base Rental	Revenue
	No. of	Year Built/	Rentable	Occupied at	Revenue	Per Sq. Ft.
	Buildings	Renovated	Square Feet	6/30/10(1)	($000’s)(2)	($)(3)
Office Properties:
Los Angeles /Ventura Counties
23925 Park Sorrento, Calabasas, California	1	2001	11,789	100.0%	$421	$35.71
23975 Park Sorrento, Calabasas, California	1	2002	100,592	82.7%	2,985	37.05
24025 Park Sorrento, Calabasas, California	1	2000	102,264	100.0%	3,997	39.09
26541 Agoura Road Calabasas, California	1	1988	90,156	100.0%	1,628	18.06
5151 Camino Ruiz, Camarillo, California(15)	2	1982	187,861	89.4%	1,879	11.19
5153 Camino Ruiz, Camarillo, California(10)	1	1982	38,655	100.0%	626	16.19
5155 Camino Ruiz, Camarillo, California(10)	1	1982	38,856	100.0%	625	16.09
2240 E. Imperial Highway, El Segundo, California	1	1983/2008	122,870	100.0%	2,643	21.51
2250 E. Imperial Highway, El Segundo, California	1	1983	293,261	93.4%	8,430	31.03
2260 E. Imperial Highway, El Segundo, California	1	1983	286,151	100.0%	5,383	18.81
909 Sepulveda Blvd., El Segundo, California	1	1972/2005	241,607	97.7%	5,906	25.03
999 Sepulveda Blvd., El Segundo, California	1	1962/2003	127,901	98.6%	2,733	23.91
3750 Kilroy Airport Way, Long Beach, California(5)	1	1989	10,457	100.0%	137	19.85
3760 Kilroy Airport Way, Long Beach, California	1	1989	165,278	96.1%	4,675	29.42
3780 Kilroy Airport Way, Long Beach, California	1	1989	219,745	87.3%	5,044	27.82
3800 Kilroy Airport Way, Long Beach, California	1	2000	192,476	100.0%	5,449	28.31
3840 Kilroy Airport Way, Long Beach, California	1	1999	136,026	100.0%	4,915	36.13
3880 Kilroy Airport Way, Long Beach, California	1	1987	98,243	100.0%	1,354	13.78
3900 Kilroy Airport Way, Long Beach, California	1	1987	126,840	65.2%	2,016	24.44
12100 W. Olympic Blvd., Los Angeles, California	1	2003	150,167	100.0%	5,214	34.72
12200 W. Olympic Blvd., Los Angeles, California	1	2000	150,302	92.2%	3,990	37.59
12312 W. Olympic Blvd, Los Angeles, California(4)	1	1950/1997	78,000	100.0%	2,108	27.03
1633 26th Street, Santa Monica, California	1	1972/1997	44,915	100.0%	1,152	25.65
2100 Colorado Avenue, Santa Monica, California	3	1992/2009	94,844	58.9%	2,413	43.17
3130 Wilshire Blvd., Santa Monica, California	1	1969/1998	88,339	80.3%	2,268	31.97
501 Santa Monica Blvd., Santa Monica, California	1	1974	73,115	71.2%	1,966	40.53
2829 Townsgate Road, Thousand Oaks, California	1	1990	81,067	94.7%	2,312	30.12

Subtotal/Weighted Average—Los Angeles/Ventura Counties	30		3,351,777	93.0%	82,269	26.97

Property Location						Average
					Annualized	Base Rental
				Percentage	Base Rental	Revenue
	No. of	Year Built/	Rentable	Occupied at	Revenue	Per Sq. Ft.
	Buildings	Renovated	Square Feet	6/30/10(1)	($000’s)(2)	($)(3)

San Diego
12225 El Camino Real, Del Mar, California(6)	1	1998	60,148	24.5%	488	33.13
12235 El Camino Real, Del Mar, California(6)	1	1998	54,673	100.0%	2,042	37.35
12340 El Camino Real, Del Mar, California(6)	1	2002	87,405	88.7%	3,391	43.74
12390 El Camino Real, Del Mar, California(6)	1	2000	72,332	100.0%	3,069	42.43
12348 High Bluff Drive, Del Mar, California(6)	1	1999	38,710	100.0%	1,394	36.01
12400 High Bluff Drive, Del Mar, California(6)	1	2004	208,464	100.0%	9,897	47.48
3579 Valley Centre Drive, Del Mar, California(6)	1	1999	52,375	73.7%	1,472	38.13
3611 Valley Centre Drive, Del Mar, California(6)	1	2000	130,178	100.0%	4,504	36.42
3661 Valley Centre Drive, Del Mar, California(6)	1	2001	129,752	88.5%	3,563	33.66
3721 Valley Centre Drive, Del Mar, California(6)	1	2003	114,780	100.0%	3,767	32.82
3811 Valley Centre Drive, Del Mar, California(7)	1	2000	112,067	100.0%	5,199	46.39
6200 Greenwich Drive, Governor Park, California(7)	1	1999	71,000	100.0%	1,637	23.06
6220 Greenwich Drive, Governor Park , California(18)	1	1996	141,214	0.0%	—	—
15051 Avenue of Science, I-15 Corridor, California(7)	1	2002	70,617	100.0%	2,035	28.82
15073 Avenue of Science, I-15 Corridor, California(7)	1	2002	46,759	100.0%	1,233	26.37
15231 Avenue of Science, I-15 Corridor, California(7)	1	2005	65,638	72.3%	936	19.71
15253 Avenue of Science, I-15 Corridor, California(7)	1	2005	37,437	100.0%	610	16.29
15333 Avenue of Science, I-15 Corridor, California(19)	1	2006	78,880	0.0%	—	—
15378 Avenue of Science, I-15 Corridor, California(7)	1	1990	68,910	100.0%	978	14.19
15004 Innovation Drive, I-15 Corridor, California(7)	1	2008	150,801	100.0%	7,364	48.83
15435 Innovation Drive, I-15 Corridor, California(6)	1	2000	51,500	63.5%	732	22.39
15445 Innovation Drive, I-15 Corridor, California(6)	1	2000	51,500	100.0%	1,214	23.57
13280 Evening Creek Drive South, I-15 Corridor, California(8)	1	2008	42,971	46.5%	520	26.03
13290 Evening Creek Drive South, I-15 Corridor, California	1	2008	61,176	0.0%	—	—
13480 Evening Creek Drive North, I-15 Corridor, California(6)	1	2008	149,817	100.0%	7,779	51.92
13500 Evening Creek Drive North, I-15 Corridor, California(6)	1	2004	142,742	97.6%	5,874	42.16
13520 Evening Creek Drive North, I-15 Corridor, California(6)	1	2004	141,368	91.9%	4,772	37.59
7525 Torrey Santa Fe, 56 Corridor, California(7)	1	2007	103,979	100.0%	3,012	28.97
7535 Torrey Santa Fe, 56 Corridor, California(7)	1	2007	130,243	100.0%	3,693	28.35
7545 Torrey Santa Fe, 56 Corridor, California(7)	1	2007	130,354	100.0%	3,609	27.69
7555 Torrey Santa Fe, 56 Corridor, California(7)	1	2007	101,236	100.0%	3,175	31.36
2355 Northside Drive, Mission City, California(6)	1	1990	50,425	80.2%	1,458	36.06
2365 Northside Drive, Mission City, California(6)	1	1990	91,260	82.4%	2,592	34.45
2375 Northside Drive, Mission City, California(6)	1	1990	48,949	78.6%	1,328	34.53
2385 Northside Drive, Mission City, California(6)	1	2008	88,795	71.8%	2,032	31.89
10020 Pacific Mesa Blvd, Sorrento Mesa, California(4)	1	2007	318,000	100.0%	7,683	24.16
4910 Directors Place, Sorrento Mesa, California(21)	1	2009	50,925	0.0%	—	—
4921 Directors Place, Sorrento Mesa, California(22)	1	2008	55,500	52.9%	718	24.46
4939 Directors Place, Sorrento Mesa, California(7)	1	2002	60,662	100.0%	2,276	37.52
4955 Directors Place, Sorrento Mesa, California(7)	1	2000	76,246	100.0%	2,881	37.79

Property Location						Average
					Annualized	Base Rental
				Percentage	Base Rental	Revenue
	No. of	Year Built/	Rentable	Occupied at	Revenue	Per Sq. Ft.
	Buildings	Renovated	Square Feet	6/30/10(1)	($000’s)(2)	($)(3)
5005 Wateridge Vista Drive, Sorrento Mesa, California	1	1999	61,460	0.0%	—	—
5010 Wateridge Vista Drive, Sorrento Mesa, California	1	1999	111,318	0.0%	—	—
10243 Genetic Center Drive, Sorrento Mesa, California	1	2001	102,875	0.0%	—	—
6055 Lusk Avenue, Sorrento Mesa, California(4)	1	1997	93,000	100.0%	1,554	16.71
6260 Sequence Drive, Sorrento Mesa, California(7)	1	1997	130,536	100.0%	1,717	13.15
6290 Sequence Drive, Sorrento Mesa, California(7)	1	1997	90,000	100.0%	2,098	23.31
6310 Sequence Drive, Sorrento Mesa, California(4)	1	2000	62,415	100.0%	1,200	19.23
6340 Sequence Drive, Sorrento Mesa, California(7)	1	1998	66,400	100.0%	1,246	18.77
6350 Sequence Drive, Sorrento Mesa, California	1	1998	132,600	100.0%	2,507	18.91
10390 Pacific Center Court, Sorrento Mesa, California(7)	1	2002	68,400	100.0%	2,771	40.51
10394 Pacific Center Court, Sorrento Mesa, California(7)	1	1995	59,630	100.0%	1,096	18.38
10398 Pacific Center Court, Sorrento Mesa, California(7)	1	1995	43,645	100.0%	698	15.99
10421 Pacific Center Court, Sorrento Mesa, California(16)	1	1995/2002	79,871	0.0%	—	—
10445 Pacific Center Court, Sorrento Mesa, California(7)	1	1995	48,709	100.0%	831	17.06
10455 Pacific Center Court, Sorrento Mesa, California	1	1995	90,000	100.0%	1,112	12.36
10350 Barnes Canyon, Sorrento Mesa, California(6)	1	1998	38,018	100.0%	915	24.07
10120 Pacific Heights Drive, Sorrento Mesa, California(7)	1	1995	52,540	100.0%	977	18.60
5717 Pacific Center Blvd, Sorrento Mesa, California(4)	1	2001/2005	67,995	100.0%	1,503	22.10
4690 Executive Drive, UTC, California(9)	1	1999	47,212	74.1%	788	22.53
9455 Towne Center Drive, UTC, California	1	1998	45,195	0.0%	—	—
9785 Towne Center Drive, UTC, California(4)	1	1999	75,534	100.0%	1,374	18.19
9791 Towne Center Drive, UTC, California(4)	1	1999	50,466	100.0%	916	18.15

Subtotal/Weighted Average—San Diego	62		5,357,607	81.5%	132,230	30.42

Orange County
4175 E. La Palma Avenue, Anaheim, California	1	1985	43,263	96.6%	782	19.23
8101 Kaiser Blvd. Anaheim, California	1	1988	59,790	92.2%	1,245	22.58
601 Valencia Avenue, Brea, California	1	1982	60,891	0.0%	—	—
603 Valencia Avenue, Brea, California	1	1983	45,900	10.1%	—	—
2211 Michelson Drive, Irvine, California	1	2007	271,556	95.9%	10,219	39.75
111 Pacifica, Irvine Spectrum, California	1	1991	67,496	67.5%	1,005	24.32
999 Town & Country, Orange, California	1	1977/2009	98,551	100.0%	2,919	29.62

Subtotal/Weighted Average—Orange County	7		647,447	78.2%	16,170	32.81

San Francisco
303 Second Street, San Francisco, California(20)	1	1988	731,972	89.7%	24,617	37.68

Subtotal/Weighted Average—San Francisco	1		731,972	89.7%	24,617	37.68

TOTAL/WEIGHTED AVERAGE OFFICE PROPERTIES	100		10,088,803	85.7%	255,286	29.88

Property Location						Average
					Annualized	Base Rental
				Percentage	Base Rental	Revenue
	No. of	Year Built/	Rentable	Occupied at	Revenue	Per Sq. Ft.
	Buildings	Renovated	Square Feet	6/30/10(1)	($000’s)(2)	($)(3)

Industrial Properties:
Los Angeles County
2031 E. Mariposa Avenue, El Segundo, California	1	1954/1990	192,053	100.0%	2,960	15.41

Subtotal/Weighted Average- Los Angeles County	1		192,053	100.0%	2,960	15.41

Orange County
1000 E. Ball Road, Anaheim, California	1	1956	100,000	100.0%	757	7.57
1230 S. Lewis Road, Anaheim, California	1	1982	57,730	100.0%	388	6.72
1250 N. Tustin Avenue, Anaheim, California	1	1984	84,185	100.0%	593	7.04
3125 E. Coronado Street, Anaheim, California	1	1970	144,000	0.0%	—	—
3130/3150 Miraloma, Anaheim, California(11)	1	1970	144,000	100.0%	838	5.82
3250 E. Carpenter, Anaheim, California	1	1998	41,225	100.0%	314	7.62
3340 E. La Palma Avenue, Anaheim, California(17)	1	1966	153,320	0.0%	—	—
3355 E. La Palma Avenue, Anaheim, California	1	1999	98,200	100.0%	923	9.40
4123 E. La Palma Avenue, Anaheim, California(13)	1	1985	70,863	100.0%	764	10.79
4155 E. La Palma Avenue, Anaheim, California(12)	1	1985	74,618	88.8%	788	11.89
5115 E. La Palma Avenue, Anaheim, California	1	1967/1998	286,139	100.0%	2,078	7.26
5325 E. Hunter Avenue, Anaheim, California	1	1983	110,487	100.0%	433	3.92
1145 N. Ocean Boulevard, Anaheim, California	1	1999	65,447	100.0%	495	7.56
1201 N. Miller Street, Anaheim, California	1	1999	119,612	37.9%	441	9.74
1211 N. Miller Street, Anaheim, California	1	1999	200,646	100.0%	1,349	6.72
1231 N. Miller Street, Anaheim, California	1	1999	113,242	0.0%	—	—
660 N. Puente Street, Brea, California	1	1981	51,567	100.0%	402	7.80
950 W. Central Avenue, Brea, California	1	1983	24,000	100.0%	214	8.92
1050 W. Central Avenue, Brea, California(6)	1	1984	30,000	100.0%	298	9.93
1150 W. Central Avenue, Brea, California	1	1984	30,000	100.0%	300	10.00
895 Beacon Street, Brea, California	1	1987	54,795	100.0%	400	7.30
955 Beacon Street, Brea, California	1	1987	37,916	100.0%	219	5.78
1125 Beacon Street, Brea, California	1	1988	49,178	100.0%	420	8.54
925 Lambert Road, Brea, California(14)	1	1999	80,000	74.8%	396	6.61
1075 Lambert Road, Brea, California(14)	1	1999	98,811	66.5%	460	7.00
1675 MacArthur Blvd, Costa Mesa, California	1	1986	50,842	100.0%	625	12.29
25902 Towne Center Drive, Foothill Ranch, California	1	1998	309,685	100.0%	2,459	7.94
12681/12691 Pala Drive, Garden Grove, California(7)	1	1970	84,700	100.0%	680	8.03
7421 Orangewood Avenue, Garden Grove, California(7)	1	1981	82,602	100.0%	643	7.78
7091 Belgrave Avenue, Garden Grove, California	1	1971	70,000	100.0%	324	4.63
12271 Industry Street, Garden Grove, California(6)	1	1972	20,000	75.0%	125	8.33
12311 Industry Street, Garden Grove, California(6)	1	1972	25,000	100.0%	196	7.84
7261 Lampson Avenue, Garden Grove, California	1	1974	47,092	100.0%	330	7.01
12472 Edison Way, Garden Grove, California	1	1984	55,576	100.0%	416	7.49
12442 Knott Street, Garden Grove, California	1	1985	58,303	0.0%	—	—
2055 S.E. Main Street, Irvine, California	1	1973	47,583	100.0%	541	11.37
1951 E. Carnegie Avenue, Santa Ana, California	1	1981	100,000	100.0%	746	7.46
2525 Pullman Street, Santa Ana, California	1	1976	103,380	100.0%	548	5.30
14831 Franklin Avenue, Tustin, California	1	1978	36,256	100.0%	279	7.70
2911 Dow Avenue, Tustin, California	1	1998	51,410	100.0%	316	6.15

Subtotal/Weighted Average—Orange County	40		3,462,410	82.4%	21,498	7.54

TOTAL/WEIGHTED AVERAGE INDUSTRIAL PROPERTIES	41		3,654,463	83.3%	24,458	8.03

TOTAL/WEIGHTED AVERAGE ALL PROPERTIES	141		13,743,266	85.1%	$279,744	$24.14

(1)	Based on all leases at the respective properties in effect as of June 30, 2010. Includes month-to-month leases as of June 30, 2010.
(2)	Calculated as contractual base rental revenues as of June 30, 2010, determined in accordance with GAAP, annualized to reflect a twelve-month period. Annualized base rental revenues excludes the amortization of deferred revenue recorded for tenant-funded tenant improvements. Excludes month-to-month leases and vacant space as of June 30, 2010.
(3)	Calculated as annualized base rent divided by net rentable square feet leased as of June 30, 2010. Excludes month-to-month leases and vacant space as of June 30, 2010.
(4)	For this property, the lease is written on a triple net basis.
(5)	For this property, leases of approximately 4,000 rentable square feet are written on a modified gross basis, and leases of approximately 6,000 rentable square feet are written on a full service gross basis.
(6)	For this property, the leases are written on a modified gross basis.
(7)	For this property, the lease is written on a modified net basis.
(8)	For this property, a lease of approximately 20,000 rentable square feet is written on a modified net basis. The remaining 23,000 rentable square feet is currently being marketed for lease.
(9)	For this property, leases of approximately 19,000 rentable square feet are written on a modified net basis, and leases of approximately 15,000 rentable square feet are written on a modified gross basis.
(10)	For this property, leases of approximately 20,000 rentable square feet are written on a full service gross basis, and leases of approximately 19,000 rentable square feet are written on a triple net basis.
(11)	For this property, a lease of approximately 144,000 rentable square feet is written on a modified net basis.
(12)	For this property, leases of approximately 17,000 rentable square feet are written on a full service gross basis, leases of approximately 31,000 rentable square feet are written on a triple net basis, and leases of approximately 18,000 rentable square feet are written on a modified triple net basis.
(13)	For this property, a lease of approximately 15,000 rentable square feet is written on a modified gross basis, and a lease of approximately 56,000 rentable square feet is written on a triple net basis.
(14)	For these properties, leases of approximately 103,000 rentable square feet are written on a modified net basis, and a lease of approximately 23,000 rentable square feet is written on a modified gross basis.
(15)	For this property, leases of approximately 168,000 rentable square feet are written on a triple net basis, and the remaining 20,000 rentable square feet are vacant.
(16)	For this property, a lease of approximately 50,000 rentable square feet was executed with one tenant during the third quarter of 2010. The new lease is expected to commence during the fourth quarter of 2010.
(17)	A lease of approximately 153,000 rentable square feet was executed with one tenant during the fourth quarter of 2009. The new lease is expected to commence during the third quarter of 2010.
(18)	For this property, a lease for the entire building was executed with one tenant during the first quarter of 2010. The new lease is expected to commence during the fourth quarter of 2010.
(19)	For this property, a lease of approximately 29,000 square feet was executed with one tenant during the third quarter of 2010. The new lease, written on a modified gross basis, is expected to commence during the first quarter of 2011.
(20)	For this property, leases of approximately 641,000 rentable square feet are written on a full service gross basis, and leases of approximately 16,000 rentable square feet are written on a triple net basis.
(21)	For this property, a lease of approximately 13,000 square feet was executed with one tenant during the first quarter of 2010. The lease is expected to commence during the third quarter of 2010.
(22)	For this property, leases of approximately 48,000 square feet are written on a modified gross basis. The remainder of the leases are expected to commence during the third quarter of 2010.

Reentitlement Property

As of June 30, 2010, we were in the process of reentitling the following property for residential use:

Property Location	No. of Buildings	Year Acquired	Net Rentable Square Feet	Percentage Occupied at 6/30/10
17150 Von Karman Irvine, California	1	1997	157,458	0.0%

Future Development Pipeline

The following table sets forth certain information relating to our undeveloped land located in San Diego, California as of June 30, 2010.

Project	Submarket	Gross Site Acreage
Carlsbad Oaks—Lots 4, 5, 7 & 8	Carlsbad	32.0
Pacific Corporate Center—Lot 8	Sorrento Mesa	5.0
Rancho Bernardo Corporate Center	I-15 Corridor	21.0
San Diego Corporate Center—Phase I and II	Del Mar	23.0
Santa Fe Summit—Phase II and III	56 Corridor	21.8
Sorrento Gateway—Lot 2	Sorrento Mesa	6.3
Sorrento Gateway—Lot 7	Sorrento Mesa	7.6

Total		116.7

Significant Tenants

The following table sets forth information about our fifteen largest tenants as of the date of this registration statement based upon annualized rental revenues as of June 30, 2010.

Tenant Name	Property Segment	Annualized Base Rental Revenues(1)	Percentage of Total Annualized Base Rental Revenues(1)	Lease Expiration Date
	(in thousands)
Intuit Inc.	Office	$15,126	5.5%	Various	(2)
Bridgepoint Education, Inc.	Office	14,257	5.2	Various	(3)
Scripps Health	Office	12,562	4.5	Various	(4)
CareFusion Corporation	Office	10,087	3.7	Various	(5)
DIRECTV, Inc.	Office	8,540	3.1	July 2014

AMN Healthcare, Inc.	Office	8,341	3.0	July 2018

Fish & Richardson P.C.	Office	6,071	2.2	October 2018
Hewlett-Packard Company	Office	5,838	2.1	Various	(6)

Wells Fargo	Office	5,346	1.9	Various	(7)

Verenium Corporation	Office	5,158	1.9	Various	(8)
Epson America, Inc.	Office	4,915	1.8	October 2019
Avnet, Inc.	Office	3,768	1.4	February 2013
Scan Health Plan	Office	3,637	1.3	June 2015
Young & Rubicom, Inc.	Office	3,391	1.2	April 2020
Northrup Grumman Corporation	Office	3,268	1.2	Various	(9)

Total		$110,305	40.0%

(1)	Based upon annualized contractual base rental revenue, which is calculated on a straight-line basis in accordance with GAAP, for leases for which rental revenue is being recognized by us as of June 30, 2010.
(2)	The Intuit leases, which contribute $1.6 million and $13.5 million of annualized base rental revenues, expire in August 2012 and August 2017, respectively.
(3)	The Bridgepoint Education leases, which contribute $0.8 million, $5.7 million, and $7.8 million of annualized base rental revenues, expire in February 2017, July 2018, and September 2018, respectively.
(4)	The Scripps Health leases, which contribute $5.2 million and $7.4 million of annualized base rental revenues, expire in June 2021 and February 2027, respectively.
(5)	The CareFusion Corporation leases, which contribute $0.8 million and $9.3 million of annualized base rental revenues, expire in February 2012 and August 2017, respectively.
(6)	The Hewlett-Packard Company leases, which contribute $4.3 million and $1.5 million of annualized base rental revenues, expire in April 2012 and July 2015, respectively.
(7)	The Wells Fargo leases, which contribute $0.1 million, $1.4 million, 1.0 million, $0.7 million, $2.0 million, and $0.1 million of annualized rental revenues, expire in January 2011, September 2013, November 2014, August 2015, September 2017, and February 2019, respectively.
(8)	The Verenium Corporation leases, which contribute $2.9 million and $2.3 million of annualized base rental revenues, expire in November 2015 and March 2017, respectively.
(9)	The Northrup Grumman Corporation leases, which contribute $2.0 million and $1.3 million of annualized base rental revenues, expire in February 2012 and April 2012, respectively.

The following table sets forth the composition of our tenant base by industry based on Standard Industrial Classifications as of December 31, 2009.

Industry	Percentage of Total Annualized Base Rental Revenues at December 31, 2009
Professional, business, and other services	32.8%
Education and health services	21.1%
Manufacturing	18.3%
Finance, insurance, and real estate	12.3%
Information technology	11.1%
Wholesale and retail trade	2.0%
Construction	1.4%
Government	0.5%
Leisure and hospitality	0.4%
Transportation, warehousing, and public utilities	0.1%

Total	100.0%

Lease Expirations

The following table sets forth a summary of our lease expirations for the Office Properties and Industrial Properties as of June 30, 2010 for each of the next ten years beginning with 2010, assuming that none of the tenants exercise renewal options or termination rights. See further discussion of our lease expirations under Item 1A: Risk Factors.

Lease Expirations by Segment Type(1)

Year of Lease Expiration	Number of Expiring Leases	Net Rentable Area Subject to Expiring Leases (Sq. Ft.)	Percentage of Leased Square Feet Represented by Expiring Leases	Annualized Base Rental Revenue Under Expiring Leases (000’s)(2)	Percentage of Annualized Base Rental Revenue Represented by Expiring Leases(2)	Average Annualized Base Rental Revenue Per Square Foot Under Expiring Leases (000’s)(2)
Office Properties:
Remainder of 2010	42	722,680	8.5%	$16,184	6.3%	$22.39
2011	72	668,516	7.8	15,620	6.1	23.37
2012	68	764,906	9.0	21,225	8.3	27.75
2013	66	842,130	9.9	22,821	8.9	27.10
2014	53	1,130.162	13.2	30,005	11.8	26.55
2015	59	1,053,088	12.3	32,948	12.9	31.29
2016	11	197,089	2.3	5,023	2.0	25.49
2017	25	1,326,819	15.5	38,225	15.0	28.81
2018	16	757,483	8.9	33,012	12.9	43.58
2019	9	357,541	4.2	13,477	5.3	37.69
2020 and beyond	14	723,732	8.4	26,746	10.5	36.96

	435	8,544,146	100.0%	$255,286	100.0%	$29.88

Industrial Properties:
Remainder of 2010	4	96,484	3.2%	$904	3.7%	$9.37
2011	12	376,658	12.4	3,345	13.7	8.88
2012	11	453,502	14.9	2,692	11.0	5.94
2013	8	610,455	20.1	4,463	18.2	7.31
2014	11	478,578	15.7	3,831	15.7	8.00
2015	10	544,864	17.9	3,839	15.7	7.05
2016	2	233,278	7.7	3,274	13.4	14.03
2017	—	—	—	—	—	—
2018	1	82,602	2.7	643	2.6	7.78
2019	2	168,200	5.4	1,467	6.0	8.72
2020 and beyond	—	—	—	—	—	—

	61	3,044,621	100.0%	$24,458	100.0%	$8.03

Total Portfolio	496	11,588,767	100.0%	$279,744	100.0%	$24.14

(1)	The information presented reflects leasing activity through June 30, 2010. For leases that have been renewed early or space that has been re-leased to a new tenant, the expiration date and annualized base rent information presented takes into consideration the renewed or re-leased lease terms. Excludes space leased under month-to-month leases and vacant space as of June 30, 2010.
(2)	Reflects annualized contractual base rental revenue calculated on a straight-line basis.

Secured Debt

As of June 30, 2010, we had six outstanding mortgage notes payable, which were secured by certain of our properties. Our secured debt represents an aggregate indebtedness of approximately $317.5 million. See additional information regarding our secured debt in Item 2: Financial Information “—Liquidity and Capital Resources—Liquidity Sources,” Note 4 to our consolidated annual financial statements and Note 5 to our consolidated interim financial statements both included in this registration statement, and Schedule III—Real Estate and Accumulated Depreciation included in this registration statement. Management believes that, as of June 30, 2010, the value of the properties securing the applicable obligations in each case exceeded the principal amount of the outstanding obligation.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of August 17, 2010, regarding the beneficial ownership of common units for (i) each person or entity known by us to be the beneficial owner of five percent or more of the our outstanding common units, (ii) each of our directors and each named of our executive officers (“NEO”), as defined in Item 6: Executive Compensation – “Compensation Discussion and Analysis” and (iii) our directors and NEOs as a group.

Name of Beneficial Owner(1)	Number of Common Units Beneficially Owned		Percentage of Outstanding Common Units
Kilroy Realty Corporation	52,349,670		96.8%

John B. Kilroy, Jr.(2)	782,250	(2)	1.5%

John B. Kilroy, Sr.(3)	552,885	(3)	1.0%
Jeffrey C. Hawken	—		—
Richard E. Moran Jr.	—		—
Tyler H. Rose	—		—
Steven R. Scott	—		—
William P. Dickey	—		—
Dale F. Kinsella	—		—
Scott S. Ingraham	—		—
Edward F. Brennan, Ph.D.	—		—
All directors and NEOs as a group (10 persons)			2.5%

(1)	Unless otherwise indicated, the address for each of the persons listed is c/o Kilroy Realty Corporation, 12200 W. Olympic Boulevard, Suite 200, Los Angeles, California 90064.
(2)	Includes common units beneficially owned by Kilroy Airport Imperial Co. (“KAICO”) and Kilroy Technologies Company, LLC, a California limited liability company (“Kilroy Technologies”) and allocated to Mr. Kilroy, Jr.
(3)	Includes common units beneficially owned by Kilroy Industries, KAICO, and Kilroy Technologies, and allocated to Mr. Kilroy, Sr.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

Because we are managed by our general partner, and our general partner conducts substantially all of its operations through us, we refer to our general partner’s executive officers and other management personnel as our executive officers and management, and although as a partnership we do not have a board of directors, we refer to our general partner’s board of directors as our board of directors. This Item 5 reflects information with respect to the directors and executive officers of our general partner.

DIRECTORS

Information concerning the directors of our general partner is set forth below.

Name	Age	Position With The Company	Director Since	Term Expiration
John B. Kilroy, Sr.	87	Chairman of the Board	1996	2011
John B. Kilroy, Jr.	61	President, Chief Executive Officer and Director	1996	2011
Edward F. Brennan, Ph.D.	58	Director	2003	2011
William P. Dickey	67	Director	1997	2011
Scott S. Ingraham	56	Director	2007	2011
Dale F. Kinsella	61	Director	1997	2011

We believe that all of the current members of our board of directors possess the professional and personal qualifications necessary for effective board of directors service and have highlighted particular attributes in their individual biographies located below. In addition to each director’s specific experience, qualifications and skills, we believe that each director has a reputation for integrity, honesty and adherence to high ethical standards and has demonstrated business acumen and an ability to exercise sound business judgment as well as a commitment to the Company and to the board of directors.

John B. Kilroy, Sr. has served as our Chairman of the board of directors since our Company’s incorporation in September 1996. In 1947, Mr. Kilroy founded the businesses that were incorporated in 1952 as the entity known as Kilroy Industries (“KI”). Mr. Kilroy served as KI’s President from 1952 until 1981 and from 1997 through the present, and has served as the Chairman of its board of directors since 1954. Mr. Kilroy is a nationally recognized member of the real estate community, providing our Company with strategic leadership and a broad based network of relationships. Mr. Kilroy is the father of John B. Kilroy, Jr., Kilroy Realty our President and Chief Executive Officer. Mr. Kilroy was nominated to serve on our board of directors because of his more than 60 years of experience with our Company and its predecessors, including over 40 years as President and over 50 years as Chairman of the board, as well as his experience in acquiring, owning, developing, and managing real estate.

John B. Kilroy, Jr. has served as our President, Chief Executive Officer and director since our Company’s incorporation in September 1996. Prior to joining our Company, Mr. Kilroy served in the same capacity for KI, our predecessor, and was responsible for the overall management of all facets of KI and its various affiliates since 1981. Mr. Kilroy has been involved in all aspects of commercial and industrial real estate development, construction, acquisition, sales, leasing, financing, and entitlement since 1967 and worked for KI for over 30 years. Mr. Kilroy became President of KI in 1981 and was elected Chief Executive Officer in 1991. Mr. Kilroy is a trustee of the El Segundo Employers Association, and a past trustee of Viewpoint School, the Jefferson Center For Character Education and the National Fitness Foundation. Mr. Kilroy also serves on the boards of the New Majority Los Angeles Chapter and the New Majority California Chapter and serves on the board of governors of the National Association of Real Estate Investment Trusts. Mr. Kilroy attended the University of Southern California. Mr. Kilroy is the son of John B. Kilroy, Sr., the Chairman of our board. Mr. Kilroy was nominated to serve on our board of directors because of his more than 30 years of experience with our Company and its predecessors, including 14 years as our President and CEO and approximately 15 and 5 years as our predecessor’s President and CEO, respectively, as well as his experience in acquiring, owning, developing, and managing real estate and his service on the board of governors of a national real estate trade organization.

Edward F. Brennan, Ph.D. has been a member of our board of directors since July 2003. Dr. Brennan is currently Chief Integration Officer for Nexus Dx, a medical diagnostics company located in San Diego, California. Previously, he was President and Chief Operating Officer of CryoCor, Inc. up to June 2008, when the company was sold to Boston Scientific Corporation. From January 2004, he served as Chairman of HemoSense Inc. until its sale to Inverness Medical Innovations in November 2007. While a director of HemoSense since 2000, he was also a managing partner of Perennial Ventures, a Seattle-based venture capital firm beginning in 2001. Prior to that time, he served as Vice President at Tredegar Investments. Dr. Brennan has participated in the development, management and financing of new medical technology ventures for 30 years, including scientific and executive positions with Syntex, Inc., UroSystems, Inc., Medtronic Inc., DepoMed Systems, Inc. and CadioGenesis Corp. Dr. Brennan also serves on the board of several private companies and serves on the board of trustees of Goucher College, Baltimore, Maryland. Dr. Brennan holds a B.A. degree in chemistry and biology and a Ph.D. in biology from the University of California, Santa Cruz. Dr. Brennan was nominated to serve on our board of directors because of his executive management and board of directors experience with both public and private companies and specifically, his over 30 years of experience with companies in the health sciences and medical industries, which have historically been target tenants of the Company.

William P. Dickey has been a member of our board of directors since our inception as a public company in January 1997. Mr. Dickey has been the President of The Dermot Company, Inc., a real estate investment and management company since 1990. From 1986 to 1990, Mr. Dickey was a Managing Director of Real Estate for the First Boston Corporation. Prior to 1986, Mr. Dickey was a partner at the New York law firm of Cravath, Swaine & Moore, where he started as an associate beginning in 1974. Mr. Dickey received his undergraduate degree from the United States Air Force Academy, his Masters degree from Georgetown University and his Juris Doctor degree from Columbia Law School. Mr. Dickey was nominated to serve on our board of directors because we believe he possesses valuable skills and real estate expertise based on his 24 years of experience in real estate investment, financing, and management, including his 20 years as President of The Dermot Company, Inc. and four years as a Managing Director of Real Estate at First Boston Corporation, and his 12 years of legal experience at Cravath, Swaine & Moore.

Scott S. Ingraham has been a member of our board of directors since June 2007. Mr. Ingraham is the co-founder of the Internet-based residential real estate site, Rent.com, and served as the company’s Chairman and Chief Executive Officer from its start-up in 1999 until its acquisition by eBay in February 2005. Prior to this, from November 1992 through April 1999, Mr. Ingraham served as the President and Chief Executive Officer of Oasis Residential, a NYSE-traded apartment REIT that he co-founded in 1992. Oasis Residential merged with Camden Property Trust in 1998. He remains a member of Camden Property Trust’s board of trustees, where he chairs the audit committee and serves on the nominating and compensation committees. He is also a member of the board of directors of LoopNet, a Nasdaq-traded commercial real estate Internet listing web site, and serves on its audit committee. Mr. Ingraham is also a member of the boards of directors of two private companies. During a 31-year career focused on commercial real estate related endeavors, Mr. Ingraham has been active in real estate investment banking and has co-founded three successful start-up companies. Mr. Ingraham earned a Bachelors in Business Administration (BBA) from the University of Texas at Austin. Mr. Ingraham was nominated to serve on our board of directors because we believe he possesses extensive financial and real estate knowledge based on his experience as Chairman and CEO of Rent.com, President and CEO of Oasis Residential, member of the board of trustees, Chairman of the audit committee, and member of the nominating and compensation committees of Camden Property Trust, and member of the board of directors and audit committee of LoopNet.

Dale F. Kinsella has been a member of our board of directors since our inception as a public company in January 1997. Mr. Kinsella is currently a partner with the law firm of Kinsella, Weitzman, Iser, Kump & Aldisert, LLP. Previously, he was a partner with the Los Angeles law firm of Greenberg, Glusker, Fields, Claman, Machtinger & Kinsella, LLP. Prior to that, he had been a partner with the law firm of Kinsella, Boesch, Fujikawa & Towle. Mr. Kinsella received his undergraduate degree from the University of California at Santa Barbara and his Juris Doctor degree from the University of California at Los Angeles. Mr. Kinsella was nominated to serve on our board of directors because we believe he possesses valuable skills and expertise based on his over 30 years of experience as a lawyer.

EXECUTIVE OFFICERS

The following sets forth certain current information with respect to our named executive officers (the “NEOs”) as defined in Item 6: Executive Compensation “–Compensation Discussion and Analysis”:

Name	Age	Position
John B. Kilroy, Jr.	61	President, Chief Executive Officer and Director
Jeffrey C. Hawken	51	Executive Vice President and Chief Operating Officer
Richard E. Moran Jr.	58	Former Executive Vice President, Chief Financial Officer and Secretary
Tyler H. Rose	49	Executive Vice President, Chief Financial Officer and Secretary
Steven R. Scott	53	Senior Vice President, San Diego

John B. Kilroy, Jr. has served as our President and Chief Executive Officer since our Company’s incorporation in September 1996. Biographical information regarding Mr. Kilroy, Jr. is set forth above under “–Directors.”

Jeffrey C. Hawken has served as our Executive Vice President and Chief Operating Officer of since the completion of our Company’s initial public offering in January 1997. Prior to that time, Mr. Hawken served in the same capacity for KI and was responsible for the management and operations of KI’s real estate portfolio and served on KI’s acquisitions and executive committees. Mr. Hawken joined KI in 1980, as a Senior Financial Analyst, and has been involved in property and asset management with us since May 1983. Since that time, he attained the designation of Real Property Administrator through the Building Owner’s and Manager’s Association (“BOMA”). Mr. Hawken is a director and chair elect for BOMA, Greater Los Angeles and also participates on the executive committee, the Owners Advisory Council, Political Action Committee and BOMA CAL Leadership Council. Mr. Hawken is an active member of the World President’s Organization, Santa Monica Bay Chapter. He is also a member of the Board of The New Majority Los Angeles Chapter and currently serves as membership chairman. Mr. Hawken holds a Bachelor of Science degree in Business Administration from the University of Southern California. Mr. Hawken is a licensed Real Estate Broker in the State of California.

Richard E. Moran Jr. served as our Executive Vice President, Chief Financial Officer, and Secretary from December 1996 through December 2009. Prior to that time, Mr. Moran was Executive Vice President, Chief Financial Officer, and Secretary of Irvine Apartment Communities, Inc. from 1993 to 1996. Before that, Mr. Moran was Executive Vice President, Corporate Finance and Treasurer of The Irvine Company, where he was employed from 1977 to 1993. Previously, he was a certified public accountant and was employed by the public accounting firm of Coopers & Lybrand. He serves on the Policy Advisory Board for the Center for Real Estate and Urban Economics at the University of California, Berkeley. Mr. Moran received a Master of Business Administration degree from Harvard Business School and a Bachelor of Science degree in Accounting from Boston College.

Tyler H. Rose was appointed our Executive Vice President, Chief Financial Officer, and Secretary in December 2009 after serving as Senior Vice President and Treasurer since 1997. Prior to his tenure, Mr. Rose was Senior Vice President, Corporate Finance of Irvine Apartment Communities, Inc. from 1995 to 1997, and was appointed Treasurer in 1996. Prior to that, Mr. Rose was Vice President, Corporate Finance of The Irvine Company from 1994 to 1995. From 1986 to 1994, Mr. Rose was employed at J.P. Morgan & Co., serving in its Real Estate Corporate Finance Group until 1992 and as Vice President of its Australia Mergers and Acquisitions Group from 1992 to 1994. Mr. Rose also served for two years as a financial analyst for General Electric Company. Mr. Rose received a Master of Business Administration degree from The University of Chicago Graduate School of Business and a Bachelor of Arts degree in Economics from the University of California, Berkeley.

Steven R. Scott is currently a Senior Vice President of ours and has served in that capacity since he joined our Company in January 1998. He has more than 20 years of real estate experience. From January 1996 to December 1997, Mr. Scott was Senior Vice President with CB Richard Ellis in San Diego, where he concentrated in corporate services, build-to-suits, and brokerage in the mid-San Diego County markets of Sorrento Mesa, Torrey Pines, University Towne Centre and the I-15 Corridor. Prior to CB Richard Ellis, he was affiliated with the San Diego office of Grubb & Ellis Company for 13 years, most recently as Senior Marketing Consultant. Mr. Scott holds a Bachelor of Science degree in Business Administration from San Diego State University.

ITEM 6.	EXECUTIVE COMPENSATION

Because we are managed by our general partner, and our general partner conducts substantially all of its operations through us, we refer to our general partner’s executive officers and other management personnel as our executive officers and management, and although as a partnership we do not have a board of directors, we refer to our general partner’s board of directors as our board of directors. This Item 6 reflects information with respect to the compensation of our executive officers and directors.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis section discusses the compensation practices for our Named Executive Officers (“NEOs”). Our NEOs consist of the President and Chief Executive Officer, the Executive Vice President and Chief Operating Officer, the Executive Vice President and Chief Financial Officer (which comprise our three mostly highly paid executive officers) and the next two most highly paid executive officers. We refer to the (i) President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, and Executive Vice President and Chief Financial Officer collectively as the “Executive Management Team,” (ii) two next most highly paid executive officers as the “Senior Managers,” and (iii) Executive Management Team and Senior Managers, together with the other executive officers, as the “executive officers.”

On December 16, 2009, Mr. Moran resigned as the Executive Vice President and Chief Financial Officer, and Mr. Rose was appointed Executive Vice President and Chief Financial Officer. Accordingly, it should be noted that any reference to the Executive Management Team regarding compensation for 2009 will generally include the former Executive Vice President and Chief Financial Officer, Mr. Moran, and references to the Executive Management Team regarding compensation for 2010 will generally include the current Executive Vice President and Chief Financial Officer, Mr. Rose, unless specifically stated otherwise.

Compensation Committee Interlocks and Insider Participation

Compensation paid to the NEOs is determined at the sole discretion of the Executive Compensation Committee (the “Compensation Committee”) of our board of directors. The Compensation Committee currently consists of four independent directors: Dr. Brennan, who serves as its Chairman, and Messrs. Dickey, Ingraham, and Kinsella. There are no Compensation Committee interlocks, and none of our employees participates on the Compensation Committee.

Role of the Executive Compensation Committee

The Compensation Committee is responsible for:

•	Establishing, reviewing and approving our compensation philosophy;

•

Reviewing and approving corporate goals and objectives relating to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and reviewing and approving the compensation of the Chief Executive Officer based on such evaluation;

•

Reviewing and approving all compensation for our other executive officers, including salary, cash and equity incentive compensation awards (including all annual bonus, long-term incentive compensation, stock option, and other equity-based awards), perquisites, and all executive officers’ employment, change of control, and severance arrangements;

•	Administering, reviewing, and approving all employee pension and welfare benefit plans;

•	Reviewing and approving our policy with respect to severance and change of control payments; and

•	Preparing the Executive Compensation Committee Report.

The Compensation Committee’s charter, posted on our website at http://www.kilroyrealty.com, describes in greater detail these various responsibilities, and the Compensation Committee and board of directors periodically review and revise the charter as needed to keep the charter current and consistent with our compensation philosophies. The Compensation Committee’s membership is determined by the board of directors and is composed entirely of independent directors. There were 11 meetings of the Compensation Committee in 2009, nine of which were executive sessions at which no Company employees were present. The Compensation Committee has the authority to engage the services of outside advisors, experts and others to assist the Compensation Committee. In accordance with the Compensation Committee’s charter, the Compensation Committee may retain independent compensation and other management consultants to assist with, among other things, evaluating our various compensation programs, both individually and in the aggregate, including levels of salary, cash and equity incentives, benefits and other perquisites and awards payable to our key personnel, as well as to advise the Compensation Committee with respect to the development of performance objectives that will contribute to our short-term and long-term profitability.

Role of Management

The Chief Executive Officer participates in the compensation process as follows:

•

Presents overall results of the Company’s performance based upon management’s perception of the Company’s achievement of the predetermined goals set by the Compensation Committee and the Company’s historical and go-forward business objectives and goals;

•	Provides evaluation for other executive officers;

•	Reviews peer group information and compensation recommendations and provides feedback regarding the potential impact to the Company; and

•

Participates in Compensation Committee meetings at the invitation of the Compensation Committee, subject to exclusion from certain meetings or portions thereof intended to be exclusive of Company management.

The Chief Financial Officer evaluates the financial implications and affordability of compensation programs and also the Company’s achievement of the predetermined goals set by the Compensation Committee. Other executive officers may periodically participate in the compensation process and Compensation Committee meetings at the invitation of the Compensation Committee to advise on performance and/or activity in areas with respect to which these executive officers have particular knowledge or expertise.

Compensation Objectives

We believe that the compensation programs for our executive officers should be closely aligned with the performance of the Company on both a short-term and long-term basis in terms of the Company’s total return performance (stock appreciation and dividends) and fundamental performance (for example, leasing results and balance sheet management). During 2009, we focused on these core fundamentals, and attained strong leasing results and maintained a strong balance sheet. We believe that attainment of these fundamental goals exemplifies solid short-term performance that will lead to sustainable long-term stockholder return. Accordingly, the compensation paid to our executive officers for fiscal year 2009 is consistent with our performance in meeting and exceeding certain of these predetermined fundamental operating goals and with strategically positioning the Company for future total stockholder return growth.

Our compensation philosophy for our executive officers is based on the following principles:

•	Our compensation programs should help the Company to attract and retain individuals of superior ability and managerial talent;

•	Our compensation programs should be competitive relative to the compensation paid to similarly situated executives of our Peer Group (as defined in “Compensation Benchmarking and Peer Group” below);

•

Our compensation programs should ensure that executive officer compensation is aligned with the Company’s corporate strategies and business objectives and the long-term interests of our general partner’s stockholders;

•

Our compensation programs should serve to increase the incentive to achieve key strategic and financial performance measures by linking incentive award opportunities to the achievement of performance goals in these areas; and

•	Our compensation programs should include the use of stock-based compensation to reinforce the link between executive compensation and the interests of our general partner’s stockholders.

The total compensation program for our executive officers for 2009 consisted of the following components:

•	Base salary;

•	Annual incentive cash bonus;

•	Annual and other discretionary equity grants that are subject to vesting based on continued employment;

•	Company contribution to the Deferred Compensation Plan;

•	Retirement and Deferred Compensation Plan eligibility;

•	Severance and change in control benefits; and

•	Other benefits and perquisites.

All of our executive officers earn a base salary commensurate with their respective levels to provide them with the stability of a consistent income so they can focus on day-to-day responsibilities. Our philosophy is to also provide our executive officers with significant incentive-based compensation opportunities with goals designed to link each NEO’s compensation to the Company’s performance on both a relative and absolute basis, in terms of both total return to stockholders and fundamental performance, consistent with our strategic and operational goals, which we believe is the best way to ultimately increase stockholder value. Our relative incentive compensation goals compare total return to stockholders and fundamental performance to the performance of our Peer Group and to our past performance, while our absolute goals are defined by specified performance targets. For our Executive Management Team, we reserve the largest potential compensation awards for performance- and incentive-based programs. Those programs include annual cash and annual and long-term equity awards that are determined based on the financial performance of the Company. Both compensation levels and the allocation of total compensation between cash and equity and between long- and short-term components are reviewed annually in comparison to the Peer Group and to our historic performance. A significant component of the Executive Management Team’s annual bonuses are payable in restricted stock that vests over a two-year continued service period following the bonus year, as the ultimate value of these awards is closely tied to our ability to maximize stockholder value.

One of the largest individual components of our Executive Management Team’s compensation is equity compensation. We believe that a significant portion of our Executive Management Team’s compensation should be in the form of equity for several reasons:

•

Along with our minimum stock ownership policy, equity grants help ensure that a significant portion of our Executive Management Team’s net worth is tied to the value of our general partner’s stock, aligning the interest of our Executive Management Team with those of our general partner’s stockholders. Our view is that if we have superior long-term operating performance, our Executive Management Team, through their significant equity compensation, will eventually receive above market compensation from dividends and capital appreciation in our general partner’s common stock. Conversely, if we do not perform as well as our peers, our Executive Management Team’s compensation will appropriately prove to be below market over the long-term;

•

We design our Company’s equity awards to be total stockholder return vehicles that provide for dividend equivalent rights, rewarding our Executive Management Team for both share appreciation as well as dividends paid. We believe a focus on total stockholder return will encourage our Executive Management Team to increase earnings to maintain our dividend; and

•	Our Executive Management Team’s stock awards generally vest over a two-year period, thus providing an additional retention tool.

Stock Ownership Guidelines

We believe our Executive Management Team should hold a material amount of our general partner’s stock to link their long-term economic interest directly to that of our general partner’s stockholders. Accordingly, we have established requirements that members of our Executive Management Team own stock valued at three to five times their respective annual base salaries, as detailed in the following table. We believe that these multiples constitute material amounts for our Executive Management Team and provide a substantial link between the interests of our Executive Management Team and those of our general partner’s stockholders.

Named Executive	Ownership Requirement as a % of Base Salary	Ownership Requirement Met as of December 31, 2009
John B. Kilroy, Jr.	500%	Yes
Jeffrey C. Hawken	300%	Yes
Richard E. Moran Jr.	N/A	N/A
Tyler H. Rose	300%	Yes

Determination of Compensation Awards/Role of Compensation Consultant

The Compensation Committee retained FTI Schonbraun McCann Group, a real estate advisory practice of FTI Consulting, Inc., to assist it in the review of our compensation programs. The compensation consultants engaged by the Compensation Committee are consultants specializing in compensation matters in the REIT and real estate industries. The compensation consultants provide data on the compensation and relative performance of our Peer Group, make presentations on matters affecting compensation, provide assessments of the degree to which our compensation arrangements are consistent with market practices and our objectives, provide assistance with the design and metrics associated with our annual and long-term incentive programs, and consult on other compensation matters as needed. The compensation consultants also meet privately in executive session with our Compensation Committee. The compensation consultants evaluated the following in recommending the amount of executive compensation relative to the market, as well as the desired mix of base salary, annual incentives, and long-term compensation opportunities:

•

Our performance as compared to other REITs, with an emphasis on office REITs, and as compared to other publicly traded real estate companies engaged in activities similar to those engaged in by us, and

•	The current economic environment of the real estate industry and the markets specific to our properties.

The compensation consultants provided advice to the Compensation Committee with respect to competitive practices, the amounts and nature of compensation paid to executive officers, structuring our various compensation programs, and recommending the appropriate levels of salary, bonus, equity and cash incentive and other awards, and perquisites payable to our executive officers. Based upon the compensation consultant’s recommendations, our executive compensation package for our Executive Management Team consists of a fixed-base salary and performance-based cash and equity incentive awards, with a significant portion weighted toward the performance-based component to ensure that total compensation reflects the overall success or failure of the Company and to motivate our Executive Management Team to meet appropriate performance measures, thereby maximizing total return to our general partner’s stockholders. Consistent with our compensation philosophy, annual cash bonuses are paid shortly after the performance year as short-term incentives, while an additional significant component of incentive compensation is paid in restricted stock that vests over a continued service period of two years following the performance year to incentivize over a longer-term and further link compensation to stockholder value. Our incentive awards tend to include equity awards to help align the interests of our executive officers with those of our general partner’s stockholders. We also provide various perquisites (described below) to our executive officers to ensure that their overall compensation package is competitive within our Peer Group.

The Compensation Committee has retained the compensation consultant to assist the Compensation Committee with the evaluation of specified projects. Other than compensation consulting services with respect to executive officers and directors, the compensation consultant does not provide any additional services to our Company. The Compensation Committee directs the nature of the communications and interchange of data between the compensation consultant and management and has sole authority to hire, retain, and terminate the compensation consultant.

To aid the Compensation Committee in reviewing our compensation programs, our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer provided recommendations to the Compensation Committee regarding the compensation of all executive officers. The Compensation Committee also reviewed the performance of each member of our Executive Management Team.

Tax and Accounting Considerations

Limitation on Deductibility of Executive Compensation. Section 162(m) of the Code limits the deductibility of compensation paid to certain of our executive officers. To qualify for deductibility under Section 162(m), compensation in excess of $1,000,000 paid to our NEOs during any fiscal year generally must be “performance-based” compensation as determined under Section 162(m). Compensation generally qualifies as performance-based, if among other requirements, it is payable only upon the attainment of pre-established, objective performance criteria based on performance goals that have been approved by our general partner’s stockholders, and the committee of our board of directors that establishes and certifies the attainment of such goals consists only of “outside directors.” All members of our Compensation Committee qualify as outside directors for purposes of Section 162(m).

The Compensation Committee’s policy is to take into account Section 162(m) in establishing compensation of our executive officers to preserve deductibility to the greatest extent possible. The deductibility of some types of compensation payments can depend upon the timing of the vesting or an executive’s exercise of previously granted awards. Interpretations of and changes in applicable tax laws and regulations as well as other factors beyond our control can also affect deductibility of compensation. While the tax impact of any compensation arrangement is one factor to be considered, such impact is evaluated in light of the Compensation Committee’s overall compensation philosophy and objectives. The Compensation Committee will consider ways to maximize the deductibility of executive compensation, while retaining the discretion it deems necessary to compensate officers competitively and in a manner commensurate with performance. From time to time, the Compensation Committee may therefore award compensation to our executive officers that is not fully deductible if it determines that such award is consistent with its philosophy and is in our and our general partner’s stockholders’ best interests. In addition, we believe that our general partner qualifies as a REIT under the Code and is not subject to federal income taxes, meaning that the payment of compensation that does not satisfy the requirements of Section 162(m) should not have a material adverse consequence to us, provided our general partner continues to distribute 90% of its taxable income. The Compensation Committee reserves the right to design programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible.

Internal Revenue Code Section 409A. The Compensation Committee also endeavors to structure executive officers’ compensation in a manner that is either compliant with, or exempt from the application of, Code Section 409A, which provisions may impose significant additional taxes on nonconforming, nonqualified deferred compensation (including certain equity awards, severance, incentive compensation, traditional deferred compensation, and other payments).

Internal Revenue Code Section 280G. Section 280G of the Code disallows a tax deduction with respect to excess parachute payments to certain executives of companies which undergo a change in control. In addition, Section 4999 of the Code imposes a 20 percent penalty on the individual receiving the excess payment. Parachute payments are compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity- based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G based on the executive’s prior compensation. In approving the compensation arrangements for our NEOs, the Compensation Committee considers all elements of the cost to our Company of providing such compensation, including the potential impact of Section 280G. However, the Compensation Committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G and the imposition of excise taxes under Section 4999 when it believes that such arrangements are appropriate to attract and retain executive talent.

Accounting. The Compensation Committee regularly considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to equity compensation awards. In particular, ASC Topic 718 (formerly known as FASB 123R), requires us to recognize an expense for the fair value of equity-based compensation awards. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our awards with our overall executive compensation philosophy and objectives.

Compensation Benchmarking and Peer Group

A comprehensive review of our executive compensation programs was conducted for 2009 to ensure that (1) pay opportunities are competitive with the current market, (2) there is an appropriate link between performance and pay, and (3) our compensation programs support our stated compensation philosophy. In connection with the 2009 review, the compensation consultant surveyed the compensation practices of our Peer Group and utilized other well-established executive compensation surveys to assess our competitiveness and advise the Compensation Committee.

The “Peer Group” for 2009 was expanded from 15 companies to 27 companies, which were analyzed in the aggregate and separately as subsets based on the respective companies’ equity market capitalization as a percentage of our general partner’s equity market capitalization as of December 31, 2009, which was approximately $1.38 billion. The change to the size of our 2009 Peer Group from the 2008 Peer Group was made to allow the Compensation Committee to better understand compensation trends relative to company size in light of the industry-wide fluctuations in equity market capitalizations during 2009. The 2009 “Peer Group” consisted of the following 27 leading REITs with a median market capitalization of approximately $2.5 billion and an equity market capitalization range of approximately $1 billion to $4 billion:

Alexandria Real Estate Equities, Inc.	LaSalle Hotel Properties

AMB Property Corporation	Liberty Property Trust

BioMed Realty Trust	Mack-Cali Realty Corporation

Brandywine Realty Trust	MFA Financial, Inc.

Camden Property Trust	Nationwide Health Properties, Inc.

CBL and Associates Properties, Inc.	Rayonier, Inc.

Corporate Office Properties, Inc.	Realty Income Corporation

Digital Realty Trust, Inc.	Redwood Trust, Inc.

Douglas Emmett, Inc.	SL Green Realty Corp.

Duke Realty Corporation	The Macerich Company

Entertainment Properties Trust	UDR, Inc.

Essex Properties Trust, Inc.	W.P. Carey & Co. LLC

Federal Realty Investment Trust	Weingarten Realty Investors

Highwoods Properties, Inc.

The Peer Group and the compensation surveys are periodically reviewed and updated by the Compensation Committee based on advice from the compensation consultant. We generally set base salary structures and annual incentive targets between the 50th and 75th percentile of the compensation levels of the Peer Group for all our NEOs. We believe that the 50th percentile reflects the threshold target compensation level at which we can provide competitive remuneration to our executive officers, and the 75th percentile provides sufficient motivation for our executive officers to achieve superior performance and additional retention incentive for our top executives.

Policies with Respect to Equity Compensation Awards

The Compensation Committee, based upon the recommendations of the compensation consultant, evaluates the allocation of equity awards among stock option grants, restricted stock grants, stock appreciation rights, restricted stock units, and the various other equity instruments available under the Kilroy Realty 2006 Incentive Award Plan (as amended, the “2006 Plan”) by reference to the Peer Group discussed above. Based on this evaluation, we currently make annual grants of restricted stock awards upon the attainment of annual performance targets and based on the fair market value of our general partner’s common stock as of the date of grant.

Annual restricted stock awards are generally made during the first quarter of the fiscal year based on performance during the preceding fiscal year. We may also make grants of equity incentive awards at other times at the discretion of the Compensation Committee or the board of directors, including but not limited to, in connection with the hiring of new executive officers.

Executive officers are permitted to defer receipt of annual restricted stock grants by electing to receive restricted stock units (“RSUs”) payable at a later date or upon a subsequent event, subject to the same vesting conditions that would have applied to the underlying restricted shares (as further discussed in “Stock Award Deferral Program” below). We believe that grants of restricted stock are consistent with our goal of aligning the interests of our executive officers with those of our general partner’s stockholders, and that permitting the deferral of these awards into RSUs provides a valuable tax-planning tool that makes our compensation program more competitive.

2009 Executive Compensation Elements

The principal elements of 2009 compensation for our NEOs were base salary, cash incentive awards, and equity incentive awards. The allocation of compensation across our compensation elements for 2009 reflects our philosophy of maintaining a strong relationship between performance and pay by delivering the majority of each executive’s compensation in the form of incentive compensation consistent with the practices of our Peer Group.

The allocation of compensation for our Executive Management Team for 2009 was as follows:

Compensation Element (using 2009 actual compensation amounts)	John B. Kilroy, Jr.	Jeffrey C. Hawken	Richard E. Moran Jr.
Salary	19%	22%	27%
Cash Incentive	45%	43%	73%
Equity Incentive	36%	35%	N/A (1)

(1)	As approved by the Compensation Committee, under the terms of the Separation Agreement executed between Mr. Moran and the Company, Mr. Moran’s 2009 annual bonus was paid 100% in cash.

The allocation across compensation elements as between base salary and incentive compensation has remained fairly consistent historically, although due to a significant reduction in the maximum formulaic incentive opportunities available to the Executive Management Team in 2009, the relative portion of total compensation delivered through base salary increased in 2009 compared to the prior year for each of our executive officers.

The allocation of compensation across our compensation elements for 2009 for our Senior Managers based on actual 2009 compensation was as follows: (i) 32% salary, 28% cash incentive, and 40% equity incentive for Mr. Rose; and (ii) 52% salary, 21% cash incentive, and 27% equity incentive for Mr. Scott. The grant of incentive compensation awards to our Senior Managers is discretionary.

Base Compensation

For 2009, we provided our NEOs with base salaries that are designed to be between the 50th and 75th percentile of the Peer Group. In approving 2009 base salaries for our executive officers, the Compensation Committee reviewed the market data from our Peer Group and relevant compensation surveys. The Compensation Committee also considered the performance of the Company, the performance of each executive, the contribution of each executive to our overall results, input from our Chief Executive Officer (with respect to our other executive officers), and the relative need to retain the executive. No formulaic base salary increases are provided to the NEOs. Upon review of the independently prepared comparison of base salary levels among the Peer Group, the Compensation Committee determined that each of the executive officers was properly situated within the Peer Group and that maintaining base salary levels consistent with 2008 base salary levels was appropriate.

For 2009, base salaries were as follows:

Named Executive	2009 Base Salary
John B. Kilroy, Jr.	$1,050,000
Jeffrey C. Hawken	$575,000
Richard E. Moran Jr.	$525,000
Tyler H. Rose	$365,000
Steven R. Scott	$365,000

Performance-Based Compensation

Performance Goals

We structure our compensation programs to reward our executive officers based on our corporate performance. This allows our executive officers to receive incentive compensation if certain specified corporate performance measures are achieved. Corporate performance measures are established at the beginning of each year based on the Company’s annual business plan and input from both our compensation consultant and Compensation Committee.

2009 Annual Bonus Program

We maintained one performance-based incentive program in 2009 for the Executive Management Team, the 2009 annual bonus program, which consisted of a cash and equity opportunity based upon the achievement of four performance measures: 2009 EBITDA targets, 2009 revenue targets, 2009 operating margin targets, and 2009 operating portfolio leasing targets (each as defined in the 2009 annual bonus program, a “Performance Criterion” and, collectively, the “Performance Criteria”). The actual total award payout under this program relative to these performance measures was determined as follows: 40% for achievement of 2009 EBITDA targets, 20% for the achievement of 2009 revenue targets, 20% for achievement of operating margin targets, and 20% for achievement of operating portfolio leasing targets. The relative weighting of each Performance Criterion was established in accordance with the Company’s goals as they relate to the Company’s business plan. For 2009 EBITDA served as a primary focus and goal of the Company as it is most directly correlated to creating stockholder value, hence it received a 40% relative weighting, while each of the other Performance Criterion were deemed to be equally as important as each other, hence, each received a 20% relative weighting. The Compensation Committee chose to replace the funds from operations (“FFO”) criterion with EBITDA due to significant uncertainty in the debt markets, which is reflected in the Company’s income statement through interest expenses, which is the primary difference between EBITDA and FFO.

The amounts paid under this program for 2009 were determined based upon our actual performance measured against the Performance Criteria. In the event certain threshold performance levels were exceeded but applicable target levels were not achieved, the Executive Management Team was entitled to earn proportionate awards. The threshold, target, and actual performance levels achieved for each Performance Criterion were as follows:

Performance Criterion	Threshold	Target	2009 Actual Results
2009 EBITDA	$176.9 million	$180.5 million	$171.4 million
2009 Revenues	$288.0 million	$292.4 million	$279.4 million
2009 Operating Margins	72%	73%	72.7%
2009 Operating Portfolio Leasing	900,000 rentable square feet	1,050,000 rentable square feet	1,963,047 rentable square feet

Awards earned under the 2009 annual bonus program were paid during the first quarter of 2010 with any amounts earned up to the first 50% of the applicable target award paid in cash and any portion of the remaining 50% of the applicable target award paid in restricted stock or RSUs, as applicable. Restricted stock or RSU awards earned under the 2009 annual bonus program will vest in equal annual installments over a two-year service period as follows: 50% on December 31, 2010 and 50% on December 31, 2011 based on continued employment through the applicable vesting date. We believe that these strategic and financial goals are key drivers in ultimately creating stockholder value and, accordingly, these goals help to align the interests of our Executive Management Team and our general partner’s stockholders. At the time the financial objectives were established, we believed that the targets would be challenging and difficult, but achievable with significant effort and management skill.

The 2009 award levels as a percentage of base salary were as follows:

	2009 Annual Bonus Program
Named Executive	Threshold Level	Target Level	Maximum Bonus Award
John B. Kilroy, Jr.	257%	476%	$5,000,000
Jeffrey C. Hawken	245%	391%	$2,250,000
Richard E. Moran Jr.	174%	305%	$1,600,000

Based on its assessment of corporate performance, the Compensation Committee approved the following incentive awards under the 2009 annual bonus program (paid in early 2010):

	2009 Annual Bonus Program
Named Executive	Cash Component	Equity Component	Total Bonus Award
John B. Kilroy, Jr.	$2,500,000	$2,004,000	$4,504,000
Jeffrey C. Hawken	$1,125,000	$901,800	$2,026,800
Richard E. Moran Jr.	$1,441,280	N/A	$1,441,280	(1)

(1)	As approved by the Compensation Committee, under the terms of the Separation Agreement executed between Mr. Moran and the Company, Mr. Moran’s 2009 annual bonus was paid 100% in cash.

2010 Executive Compensation Program

In January 2010, the Compensation Committee approved the 2010 annual bonus program for the Executive Management Team that will allow for the Executive Management Team to receive bonus compensation in the event certain specified corporate performance measures are achieved. The purpose of the 2010 annual bonus program is to provide incentive to the Executive Management Team to attain established performance measures and to increase stockholder value in a “pay for performance” structure that is aligned with the interests of the general partner’s stockholders. For the Executive Management Team, the treatment of their awards under this program upon a change in control or termination of employment (including due to death or disability) will be governed by the applicable terms contained within each executive officer’s employment agreement.

2010 Annual Bonus Program

The specific performance measures for the 2010 annual bonus program are based upon: 2010 EBITDA targets, 2010 revenue targets, 2010 operating margin targets, and 2010 leasing targets (each as defined in the 2010 annual bonus program, a “Performance Criterion” and, collectively, the “Performance Criteria”). The actual total award payout under this program relative to these performance measures will be determined as follows: 40% for achievement of 2010 EBITDA targets, 20% for achievement of 2010 revenue targets, 20% for achievement of 2010 operating margin targets, and 20% for achievement of 2010 leasing targets.

Under the 2010 annual bonus program, the executive officers are eligible to earn different amounts of incentive compensation depending on the level of performance achieved for each of the Performance Criteria. The executive officers must exceed a minimum threshold performance level for each Performance Criterion to earn incentive compensation with respect to that individual Performance Criterion under this program. If the executive officers exceed the applicable minimum thresholds, they are eligible to earn additional incentive compensation upon achieving certain target levels of performance. In the event the executive officers exceed the applicable thresholds but do not achieve the applicable target performance levels, they are entitled to proportional awards. The threshold and target levels for each Performance Criterion are as follows:

Performance Criterion	Threshold	Target
2010 EBITDA	$163.0 million	$168.6 million
2010 Revenues	$269.0 million	$275.3 million
2010 Operating Margins	70.3%	71.3%
2010 Leasing	900,000 rentable square feet	1,050,000 rentable square feet

When calculating the total payout under this program, the payout under each Performance Criterion is calculated independently. In the event that the target performance level for any individual Performance Criterion is exceeded, over-attainment of such Performance Criterion can be used to supplement the payout for other measures where performance under those measures falls below target levels as follows (subject to the maximum individual bonus payouts discussed below): up to 50% of the target payout for the 2010 EBITDA target (up to a maximum of 60%) and up to 75% of the target payout for the 2010 revenue target, 2010 operating margin target, and 2010 leasing target (up to a maximum of 35% each).

Under the 2010 annual bonus program, the Chief Executive Officer is eligible to earn $2,500,000 in the event threshold performance levels are achieved for all of the Performance Criteria and $5,000,000 in the event target performance levels are achieved for all of the Performance Criteria. The Chief Operating Officer is eligible to earn $1,125,000 in the event threshold performance levels are achieved for all of the Performance Criteria and $2,250,000 in the event target performance levels are achieved for all of the Performance Criteria. The Chief Financial Officer is eligible to earn $500,000 in the event threshold performance levels are achieved for all of the Performance Criteria and $1,000,000 in the event target performance levels are achieved for all of the Performance Criteria. The Compensation Committee has the discretion, but not the obligation, to make additional awards to the executive officers based on its assessment of the performance of the Company and each individual separately. Discretionary awards, if any, can be awarded in cash or equity, or a combination of cash and equity at the Compensation Committee’s discretion.

The Company anticipates that any amounts earned under the 2010 annual bonus program will be paid during the first quarter of 2011 with any amounts earned up to the first 50% of the applicable target award to be paid in cash and any portion of the remaining 50% of the applicable target award to be paid in restricted stock or restricted stock units, based on the executive officers’ individual elections. Restricted stock or RSU awards earned under the 2010 annual bonus program will vest in equal annual installments over a two-year service period as follows: 50% on January 5, 2012 and 50% on January 5, 2013 based on continued employment through the applicable vesting date.

Discretionary Long-Term Vesting Equity Incentive Awards

Our Senior Managers, along with other selected Company employees, are also eligible to participate in our annual restricted stock grants, which are an important component of the compensation necessary to attract and retain talented executive officers. Historically, the Compensation Committee has made annual discretionary awards to our Senior Vice Presidents. The awards are not formulaic, but rather are based upon the input and recommendations received from our Executive Management Team from its subjective assessment of both the executive’s individual efforts and contributions to the Company during the period, and the impact of these contributions on the Company. For awards made in 2009, the restricted stock awards granted to each executive officer were determined based upon several factors, including the executive officer’s salary grade, performance, changes in job responsibility or in recognition of a significant achievement or as otherwise determined by the Compensation Committee. In determining the discretionary award for Mr. Rose in 2009, our Executive Management Team and Compensation Committee considered his performance in 2009 as our Senior Vice President and Treasurer, including his leadership in the Company’s capital raising and financing efforts, and his promotion in December 2009 to the position of Executive Vice President, CFO and Secretary. In determining the discretionary award for Mr. Scott in 2009, our Executive Management Team and Compensation Committee considered his performance in 2009 as our Senior Vice President, San Diego, including his leadership of leasing, property development and redevelopment, and in the management of our operations in the San Diego region. As explained under “Policies with Respect to Equity Compensation Awards” above and under “Stock Award Deferral Program” below, our Senior Managers may defer receipt of their annual restricted stock grants by electing to receive instead RSUs that are payable at a later date or upon a subsequent event. The discretionary equity awards for 2009 performance were made under the 2006 Plan.

Deferred Compensation Plan

We maintain a Deferred Compensation Plan under which our directors and certain of our management employees (the “Participants”), including our NEOs, may defer receipt of their compensation, including up to 70% of their salaries and up to 100% of their director fees and cash bonuses, each as applicable. In addition, eligible management employees, including the NEOs, will generally receive monthly contributions from us to their Deferred Compensation Plan accounts equal to 10% of their respective gross monthly base salaries, without regard to whether such employees elect to defer salary or bonus compensation under the Deferred Compensation Plan. The Deferred Compensation Plan provides that we may also make additional discretionary contributions to Participant accounts. To date, we have not made any discretionary contributions. The Deferred Compensation Plan fits into our compensation philosophy by providing our NEOs with the ability to accrue compensation and generate savings in a tax-efficient manner in excess of limits imposed under tax-qualified “401(k) plans,” thereby providing additional financial security that enables our executives to focus on their work-related obligations.

Participant elections with respect to deferrals of compensation and distributions must generally be made in the year preceding that in which the compensation is earned, except that elections with respect to certain performance-based bonuses may be made as late as six months prior to the end of the applicable performance period (June 30th in the case of calendar-year performance period). In addition, newly eligible Participants may be able to make deferral elections up to thirty days after they first become eligible to participate in the Deferred Compensation Plan, if later than the end of the year preceding that in which such deferred amounts will be earned. Participants may only change existing elections with respect to distributions if they satisfy certain requirements set forth in the Deferred Compensation Plan, including that they do so no later than twelve months prior to the first scheduled distribution and that they extend their deferral elections by at least five years.

Participants will be permitted to allocate (and reallocate) their deferrals, as well as Company contributions and any notional earnings on either of the foregoing, amongst the following investment alternatives made available by the Deferred Compensation Plan administrator for purposes of determining any notional gains or losses on Participant account balances:

Evergreen Institutional Money Market - Institutional Shares	Money Market
Vanguard Intermediate-Term Investment-Grade - Inv Shares	Intermediate-Term Bond
Loomis Sayles Value - Class A	Large Cap Value
Spartan 500 Index - Investor Class	Large Cap Blend
T. Rowe Price Growth Stock - Advisor Class	Large Cap Growth
Vanguard Mid-Cap Index - Investor Shares	Mid Cap Blend
Vanguard Small Cap Index - Investor Shares	Small Cap Blend
Dodge & Cox International Stock	Foreign Large Value
Invesco International Growth - Class R	Foreign Large Growth

These allocations will be hypothetical only and will not give Participants ownership interests in any actual assets of the Company or any trust funding obligations under the Deferred Compensation Plan; however, the Company may set aside assets to fund its obligations under the Deferred Compensation Plan in a limited (“rabbi”) trust, subject to the claims of the Company’s creditors in the event of the Company’s bankruptcy or insolvency.

Participants may elect to receive distributions of their accounts (other than distributions of Company contributions) (i) while still in the service of the Company, in either a lump sum or in two to five annual installments occurring (or beginning) no earlier than two years after such amounts were earned, (ii) upon retirement from service, in a lump sum or up to fifteen annual installments (beginning no earlier than six months after retirement), or (iii) upon a change in control, in full. Participant elections may also provide for payment upon the earliest to occur of any two or more of the foregoing events (subject to the distribution limitations applicable to Company contributions). If a Participant separates from service with the Company and its affiliates for any reason other than due to the Participant’s death, disability, or retirement, the remaining balance of the Participant’s account will generally be distributed in full six months after the occurrence of such separation from service. In addition, a Participant’s account balance will be distributed as soon as possible following the Participant’s death or disability. All such separation, death, and disability distributions will be made without regard to any Participant election(s).

Stock Award Deferral Program

We also maintain a Stock Award Deferral Program (the “Deferral Program”) under which our directors and certain of our management employees, including our NEOs, may defer receipt of restricted stock awards granted under the 2006 Plan (“Stock Awards”) by electing to receive an equivalent number of RSUs in lieu of such Stock Awards. Each RSU issued under the Deferral Program represents the right to receive one share of our general partner’s common stock in the future and will be subject to the same vesting conditions as would have applied to the Stock Award in lieu of which such RSU is issued. In addition, RSUs carry with them the right to receive dividend equivalents that credit participants, upon our payment of dividends in respect of the shares underlying the participant’s RSUs, with additional, fully-vested RSUs equal to the value of the dividend paid in respect of such shares. Shares of stock underlying RSUs will be paid to the executive holding RSUs on the earliest to occur of a change in control, the executive’s “separation from service” with us, the executive’s death or disability, or a pre-determined date specified by the executive. By electing to receive RSUs instead of restricted shares, executives may be able to defer taxes on these awards, which makes our compensation program more desirable and helps us to attract and retain top talent.

Defined Contribution Plans

We maintain a Section 401(k) Savings/Retirement Plan (the “401(k) Plan”) to cover our eligible employees, including the NEOs, and those of certain designated affiliates. The 401(k) Plan permits our eligible employees to defer up to 60% of their annual compensation, subject to certain limitations imposed by the Code. The employees’ elective deferrals are immediately vested and nonforfeitable upon contribution to the 401(k) Plan. We currently make matching contributions to the 401(k) Plan in an amount equal to fifty cents for each dollar of participant contributions, up to a maximum of ten percent of the participant’s annual salary (thus, the maximum match is five percent of the participant’s base salary) and subject to certain other limits. Participants vest immediately in the amounts contributed by us on their behalves. Our employees are eligible to participate in the 401(k) Plan after three months of credited service with us. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan. This tax-preferential savings option fits our compensation philosophy by helping us to attract and retain top talent.

Severance and Change in Control Arrangements

Each of Mr. Kilroy, Jr., Mr. Hawken, Mr. Moran, Mr. Rose, and Mr. Scott has entered into a three-year employment agreement with us, effective January 1, 2007. All of these agreements are subject to automatic one-year renewals if not terminated by either party and provide for severance benefits under certain events, described below. The agreements were amended in December 2008 to add technical amendments to comply with Code Section 409A. We believe that the protections granted by these employment agreements help to ensure the day-to-day stability necessary to our executives to enable them to properly focus their attention on their duties and responsibilities with us. We have selected the payment triggers described below in an effort to address, and provide security with regard to, some of the most uncertain events relating to continued employment, thereby limiting concern and uncertainty and promoting productivity.

In December 2009, Mr. Moran resigned his position as Executive Vice President, Chief Financial Officer, and Secretary of the Company. In connection with his resignation, the Company entered into a Separation Agreement and Release with Mr. Moran (the “Separation Agreement”) on December 16, 2009. In the Separation Agreement, the parties agreed that Mr. Moran is entitled to the separation payments and benefits set forth in Section 6(c) of his employment agreement, as amended, based on a termination due to disability.

Under the terms of the Separation Agreement, Mr. Moran also became entitled to receive (i) financial assistance with unreimbursed medical expenses and medical premiums incurred by Mr. Moran and his spouse from 2010 to 2014, up to a maximum of $250,000, (ii) reimbursement for expenses incurred in 2010 that are related to tax and financial planning services, up to a maximum of $39,145, and (iii) $240,000 as an additional past service, loyalty, and cooperation bonus. The Compensation Committee determined that these separation benefits were appropriate in light of Mr. Moran’s many years of exceptional service to our Company.

John B. Kilroy, Jr., Jeffrey C. Hawken, and Richard E. Moran Jr.

The employment agreements of Mr. Kilroy, Mr. Hawken, and Mr. Moran provide that in the event that the employment of the executive is terminated without “Cause” or for “Good Reason” (as defined in the applicable employment agreement), the terminated executive is entitled to receive the following payments and benefits (together with the Severance Payment (as defined below), the “Termination Benefits”): (i) accrued but unpaid compensation through the date of termination; (ii) annual incentive compensation, based on actual performance prior to the date of termination and reasonably anticipated performance through the remainder of the year; (iii) full vesting of time-based equity awards; (iv) vesting of performance-based cash or equity awards (excluding outperformance incentive awards) as governed by the applicable plans, programs, and agreements, but with the objectives of such awards deemed to be met at the greater of (a) target on the date of termination or (b) actual performance as of the date of termination and reasonably anticipated performance through the remainder of the year; (v) all payments due under any other compensatory or benefit plan; (vi) the settlement of any deferral arrangements in accordance with the plans and programs governing the deferral; and (vii) continuation health coverage for the terminated executive, his spouse, and his dependents, as applicable, for three years after the date of termination, at our expense, except that if we cannot continue fully-insured health coverage for Mr. Moran during the entire three-year coverage period, then we shall pay Mr. Moran, in lieu of such health coverage, $4,166.67 for each month during the three-year period that he does not have coverage (the “Moran Health Benefits”). In addition, each executive is entitled to receive a severance payment (the “Severance Payment”) equal to the sum of (i) three times annual base salary, and (ii) three times the average of the two highest target annual incentives (e.g., the sum of the annual cash award target and the annual stock target as detailed for each executive above, which sum may be increased for the determination of the Severance Payment only if the board of directors or the Compensation Committee specifically approves such increase) during the three preceding full performance years, except that the actual annual incentive earned by the executive in 2006 shall be used instead of the 2006 target annual incentive when making such determination and the target annual incentives shall never be less than the annual cash award target and the annual stock target set forth in the applicable employment agreement. As noted above, Mr. Moran’s employment terminated during 2009 due to disability, and he became entitled to the benefits described in the preceding paragraphs. Accordingly, he has no further rights under his employment agreement.

As defined in the employment agreements, Good Reason includes, among other things, the right of the executives to terminate employment with us in the twelfth month following a “Change in Control” of the Company (as defined in the employment agreements). Also, a nonextension by us of the term of the employment agreements will be deemed a termination of the relevant executive’s employment without Cause.

In the event that the employment of an executive is terminated due to his retirement or death, such terminated executive is entitled to receive the Termination Benefits, except that (i) his Severance Payment shall equal the sum of (a) his annual base salary and (b) the average of his two highest target annual incentives (e.g., the sum of the annual cash award target and the annual stock target as detailed for each executive above, which sum may be increased for the determination of the Severance Payment only if the board of directors or the Compensation Committee specifically approves such increase) during the three preceding full performance years, except that the actual annual incentive earned by the executive in 2006 shall be used instead of the 2006 target annual incentive when making such determination and the target annual incentives shall never be less than the annual cash award target and the annual stock target set forth in the applicable employment agreement, and (ii) if the executive is Mr. Moran, he will have the opportunity to receive the Moran Health Benefits only upon retirement and not upon death.

In the event that the employment of an executive is terminated due to his disability, such terminated executive is entitled to receive the Termination Benefits, except that his Severance Payment shall equal the sum of (i) two times his annual base salary and (ii) two times the average of his two highest target annual incentives (i.e., the sum of the annual cash award target and the annual stock target as detailed for each executive above, which sum may be increased for the determination of the Severance Payment only if the board of directors or the Compensation Committee specifically approves such increase) during the three preceding full performance years, except that the actual annual incentive earned by the executive in 2006 shall be used instead of the 2006 target annual incentive when making such determination and the target annual incentives shall never be less than the annual cash award target and the annual stock target set forth in the applicable employment agreement.

In the event of a Change in Control of the Company (as defined in the employment agreements), Messrs. Kilroy, Jr., Hawken, and Moran are generally entitled to receive gross-up payments from us for any excise taxes imposed, pursuant to Section 4999 of the Code (and any taxes imposed as a result of the gross-up payment), on the payments and benefits that the executives will receive upon such Change in Control under the employment agreements or under any other arrangement with us. We agree to place such gross-ups, payments, and benefits in separate rabbi trusts on behalf of each executive within thirty days after the Change in Control.

The employment agreements require each of the executives to sign a general release in order to receive the Termination Benefits (including the Severance Payments) described above, other than accrued but unpaid compensation through the date of termination. The executives are also subject to (i) restrictions on solicitation during the term of the employment agreements and for one year after termination of employment due to retirement, two years after termination of employment due to disability, or three years after termination of employment without Cause or for Good Reason, (ii) restrictions on disclosure of confidential information during the term of the employments and in perpetuity thereafter, and (iii) restrictions on disparaging the Company, its affiliates, and agents during the term of the employment agreements and in perpetuity thereafter. The executives further agree to cooperate with the Company, during the term of the employment agreements and thereafter, regarding any litigation to which the Company is party. If an executive fails to comply with the restrictions on solicitation and disclosure of confidential information described above, then the executive may forfeit all unvested equity awards, unexercised options, and unpaid RSUs granted at or after January 1, 2007 and held by the executive or his transferee at the time of such noncompliance.

Tyler H. Rose and Steven R. Scott

The employment agreements of Mr. Rose and Mr. Scott provide that in the event that the employment of the executive is terminated without “Cause” or for “Good Reason” (as defined in the applicable employment agreement), such terminated executive is entitled to receive the Termination Benefits except that (i) his Severance Payment is equal to the sum of (a) two times his annual base salary and (b) two times the average of his two highest annual incentives (i.e., the sum of the annual cash award and the annual stock incentive target, as defined in the applicable employment agreement) during the three preceding full performance years and (ii) the continuation of health coverage for the terminated executive, his spouse and his dependents, as applicable, shall be for a period of two years after the date of termination, at our expense.

In the event that the employment of Mr. Rose or Mr. Scott is terminated due to retirement, such terminated executive is entitled to receive all Termination Benefits, except that (i) his Severance Payment shall be equal to zero and (ii) the continuation of health coverage for the terminated executive, his spouse, and his dependents, as applicable, shall be for one year after the date of termination, at our expense.

In the event that the employment of Mr. Rose or Mr. Scott is terminated due to his death, the terminated executive is entitled to receive the Termination Benefits, except that (i) his Severance Payment shall equal the sum of (a) one times his annual base salary and (b) one times the average of his two highest annual incentives (i.e., the sum of the annual cash award and the annual stock incentive target, as defined in the applicable employment agreement) during the three preceding full performance years, and (ii) the continuation of health coverage for the terminated executive, his spouse, and his dependents, as applicable, shall be for one year after the date of termination, at our expense.

In the event that the employment of Mr. Rose or Mr. Scott is terminated due to disability, such terminated executive is entitled to receive the Termination Benefits, except that the continuation of health coverage for the terminated executive, his spouse, and his dependents, as applicable, shall be for one year after the date of termination, at our expense.

If Mr. Rose or Mr. Scott becomes entitled to the Termination Benefits (or other compensation or benefits) in connection with a Change in Control (the “Change in Control Benefits”), then certain excise taxes may apply under Section 4999 of the Code. To avoid the imposition of such excise taxes, we will reduce the Change in Control Benefits payable to an executive only if the executive retains a greater portion of the Change in Control Benefits after such reduction than the portion of the Change in Control Benefits that the executive would have retained without such reduction and after the payment of applicable excise taxes. We will place the Change in Control Benefits due to the executives in separate rabbi trusts on behalf of each executive within thirty days after a Change in Control.

The employment agreements require each of the executives to sign a general release in order to receive the Termination Benefits (including the Severance Payments) described above, other than accrued but unpaid compensation through the date of termination. The executives are also subject to (i) restrictions on solicitation during the term of the employment agreements and for one year after termination of employment due to retirement, two years after termination of employment due to disability, or three years after termination of employment without Cause or for Good Reason, (ii) restrictions on disclosure of confidential information during the term of the employments and in perpetuity thereafter, and (iii) restrictions on disparaging the Company, its affiliates, and agents during the term of the employment agreements and in perpetuity thereafter. The executives further agree to cooperate with the Company, during the term of the employment agreements and thereafter, regarding any litigation to which the Company is party. If an executive fails to comply with the restrictions on solicitation and disclosure of confidential information described above, then the executive may forfeit all unvested equity awards, unexercised options, and unpaid RSUs granted at or after January 1, 2007 and held by the executive or his transferee at the time of such non-compliance.

Other Elements of Compensation

To assist us in attracting and retaining key executives critical to our long-term success and to ensure that their compensation is commensurate with similarly situated executives in our Peer Group, we provide our NEOs with certain other elements of compensation as follows:

Employee Healthcare Premiums. We, at our sole cost, provide to each executive officer, the executive officer’s spouse and children, such health, dental, and optical insurance as we may from time to time make available to our other executives of the same level of employment.

Supplemental Healthcare Insurance. We, at our sole cost, provide to each executive officer supplemental healthcare insurance, which consists of an annual benefit per executive officer for reimbursed medical expenses during a calendar year.

Life Insurance Premiums. We provide Mr. Kilroy, Jr. with a life insurance policy pursuant to the terms of his employment agreement.

Contribution to Deferred Compensation Plan. We make monthly Company contributions to our executive officers’ Deferred Compensation Plan accounts equal to 10% of their respective gross monthly base salaries.

Automobile Allowance. We provide each executive officer and certain other employees with an automobile allowance during the term of such employee’s employment with us as we in our sole discretion may from time to time make available to our other employees of the same level of employment.

Automobile Reimbursements. We reimburse our executive officers and certain other employees for certain automobile-related expenses during the term of their employment.

Automobile Lease. We, at our sole cost, lease a car for Mr. Kilroy, Jr.

Club Dues. We, at our sole cost, pay certain club dues for Mr. Kilroy, Jr. and Mr. Hawken.

Financial Planning Services. We pay or reimburse our Executive Management Team for certain financial planning services pursuant to the terms of their respective employment agreements.

Home Office Expenses. We reimburse our executive officers for certain home office expenses, including telephone and internet service and office supplies.

Executive Compensation

2009 Summary Compensation Table

The following table sets forth summary information regarding our compensation practices for each of our NEOs for all services rendered to us in all capacities in 2007, 2008, and 2009.

2009 Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)		Option Awards ($)	Non Equity Incentive Plan Compensation ($)		Change in Pension Value & Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (2)		Total ($) (11)
(a) (3)	(b)	(c)	(d)	(e)		(f)	(g)		(h)	(i)		(j)

John B. Kilroy, Jr. President and Chief Executive Officer	2009	$1,050,000		$2,004,000	(4)		$2,500,000	(7)		$346,856		$5,900,856
	2008	$1,050,000		$8,000,000	(5)		$4,725,000	(8)		$348,530		$14,123,530
	2007	$1,000,000		$4,500,000	(6)		$4,000,000	(9)		$346,157		$9,846,157

Jeffrey C. Hawken Executive Vice President and Chief Operating Officer	2009	$575,000		$901,800	(4)		$1,125,000	(7)		$112,909		$2,714,709
	2008	$575,000		$3,700,000	(5)		$1,437,500	(8)		$106,509		$5,819,009
	2007	$550,000		$2,250,000	(6)		$1,200,000	(9)		$101,991		$4,101,991

Richard E. Moran Jr. Executive Vice President, Chief Financial Officer and Secretary	2009	$525,000		$—			$1,441,280	(7)		$6,706,843	(10)	$8,673,123
	2008	$525,000		$2,500,000	(5)		$1,181,250	(8)		$114,411		$4,320,661
	2007	$500,000		$1,500,000	(6)		$960,000	(9)		$85,483		$3,045,483

Tyler H. Rose Senior Vice President and Treasurer	2009	$365,000	$317,500	$317,500						$66,945		$1,066,945
	2008	$365,000	$317,500	$850,000						$67,400		$1,599,900
	2007	$350,000	$350,000	$750,000						$64,544		$1,514,544

Steven R. Scott Senior Vice President	2009	$365,000	$150,000	$150,000						$68,652		$733,652
	2008	$365,000	$150,000	$1,000,000						$68,379		$1,583,379
	2007	$350,000	$350,000	$2,000,000						$65,692		$2,765,692

(1)	Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, Compensation-Stock Compensation. The fair value is based on the quoted closing share price of our general partner’s common stock on the NYSE on the grant date. The stock awards reported for Mr. Kilroy, Jr., Mr. Hawken, and Mr. Moran are reported in the year in which the service inception period began for these awards, which precedes the year in which the grant date occurred. For awards that have a performance period that extends beyond the fiscal year in which they are reported (i.e., the 2007 development performance program), the fair value of the award is based upon the then-probable outcome of the performance conditions in the year the service inception period began. We report stock awards made to Mr. Rose and Mr. Scott in the year of grant because these awards are made on a discretionary basis and, accordingly, the service inception period for these awards does not begin prior to the grant date.
(2)	Includes the components of all other compensation identified in the tables below.
(3)	For a description of each NEOs employment agreement, see “Severance and Change in Control Arrangements.”
(4)	Includes awards that were authorized in 2009 pursuant to the 2009 annual bonus program with respect to the fiscal year 2009 performance period. These awards were paid in RSUs that were granted in the first quarter of 2010.
(5)	Includes awards that were authorized in 2008 pursuant to the 2008 annual long-term incentive program with respect to the fiscal year 2008 performance period. These awards were paid in shares of restricted stock that were granted in the first quarter of 2009.

(6)	Includes awards that were authorized in 2007 pursuant to the 2007 annual long-term incentive program with respect to the fiscal year 2007 performance period. These awards were paid in shares of restricted stock that were granted on December 31, 2007. Also includes awards that were authorized in 2007 pursuant to the development performance program for which the service inception period began in 2007. Fifty percent of these awards were earned and paid in unrestricted shares of our general partner’s common stock in January 2009 under the development completion component of the program. The awards under the development leasing component, representing the remaining 50% of the program, have not been earned or paid to date, with the exception of the $250,000 paid in cash to Mr. Moran under the terms of his Separation Agreement. The performance period for the development leasing component of the program remains in effect for Mr. Kilroy, Jr. and Mr. Hawken.
(7)	Reflects amounts earned under the 2009 annual bonus program with respect to the fiscal year 2009 performance period and paid in cash in the first quarter of 2010. The portion of this program that was awarded in RSUs is included in this table under Column (e) “Stock Awards” for Mr. Kilroy, Jr. and Mr. Hawken. For a description of this program and the awards issued under this program, see “Compensation Discussion and Analysis” above.
(8)	Reflects amounts earned under the 2008 annual cash bonus program with respect to the fiscal year 2008 performance period and paid in cash in the first quarter of 2009.
(9)	Reflects amounts that were earned under the 2007 annual cash bonus program with respect to the fiscal year 2007 performance period and paid in cash in the first quarter of 2008.
(10)	Includes $6,603,083 paid or due to Mr. Moran as termination payments. For additional description of these termination payments, see “Potential Payments Upon Termination or Change in Control” below.
(11)	Amounts shown include amounts that have been deferred under our Deferred Compensation Plan or Deferral Program. For further information regarding our Deferred Compensation Plan and Deferral Program, see “Compensation Discussion and Analysis – Deferred Compensation Plans” and “Compensation Discussion and Analysis – Nonqualified Deferred Compensation.” For additional description of the amounts deferred, see the “Nonqualified Deferred Compensation” table below.

The following tables identify the components of all other compensation provided to our NEOs in 2009, 2008, and 2007.

2009

Executive Officers	Employee Healthcare Premiums	Supple- mental Healthcare Insurance	Life Insurance Premiums		Company Contributions to Deferred Compensation Plan	Company Contributions to 401(k)	Automobile Related Expenses	Home Office Expenses	Financial Planning Services	Club Dues	Total Benefits
John B. Kilroy, Jr.	$3,572	$9,735	$122,066	(1)	$105,000	$11,000	$41,217	$18,000	$25,000	$11,266	$346,856
Jeffrey C. Hawken	$3,572	$9,735			$57,500	$11,000	$17,794	$3,240	$625	$9,443	$112,909
Richard E. Moran Jr.	$3,572	$9,735			$52,500	$11,000	$11,504	$4,594	$10,855		$103,760
Tyler H. Rose	$3,572	$9,735			$36,500	$8,250	$8,764	$124			$66,945
Steven R. Scott	$3,572	$9,735			$36,500	$11,000	$7,845				$68,652

2008

Executive Officers	Employee Healthcare Premiums	Supple- mental Healthcare Insurance	Life Insurance Premiums		Company Contributions to Deferred Compensation Plan	Company Contributions to 401(k)	Automobile Related Expenses	Home Office Expenses	Financial Planning Services	Club Dues	Total Benefits
John B. Kilroy, Jr.	$2,712	$10,165	$122,066	(1)	$105,000	$10,250	$44,961	$18,359	$25,000	$10,017	$348,530
Jeffrey C. Hawken	$2,712	$10,165			$57,500	$7,750	$16,963	$2,502	$500	$8,417	$106,509
Richard E. Moran Jr.	$1,627	$10,165			$52,500	$10,250	$12,272	$2,597	$25,000		$114,411
Tyler H. Rose	$2,712	$10,165			$36,500	$7,750	$10,063	$210			$67,400
Steven R. Scott	$2,712	$10,165			$36,500	$10,250	$8,752				$68,379

2007

Executive Officers	Employee Healthcare Premiums	Supple- mental Healthcare Insurance	Life Insurance Premiums		Company Contributions to Deferred Compensation Plan	Company Contributions to 401(k)	Automobile Related Expenses	Home Office Expenses	Financial Planning Services	Club Dues	Total Benefits
John B. Kilroy, Jr.	$2,410	$9,325	$122,066	(1)	$100,000	$10,250	$47,595	$19,852	$25,000	$9,659	$346,157
Jeffrey C. Hawken	$2,410	$9,325			$55,000	$7,750	$17,103	$2,049	$475	$7,879	$101,991
Richard E. Moran Jr	$1,593	$9,325			$50,000	$10,250	$13,766	$549			$85,483
Tyler H. Rose	$2,410	$9,325			$35,000	$7,750	$9,060	$999			$64,544
Steven R. Scott	$2,410	$9,325			$35,000	$10,250	$8,707				$65,692

(1)	Includes $57,066 of reimbursement for taxes owed with respect to the $65,000 life insurance premium.

Grants of Plan-Based Awards

The following table sets forth summary information regarding all grants of plan-based awards made to our NEOs during the year ended December 31, 2009.

Grants of Plan-Based Awards

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Options Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
(a)	(b) (1)	(2)	(c)(3)	(d)	(e)	(f)	(g)	(h)	(i) (4)		(j)	(k)	(l)
John B. Kilroy, Jr.	(5)	1/29/2009	$567,316	$2,500,000			$2,500,000
Jeffrey C. Hawken	(5)	1/29/2009	$255,292	$1,125,000			$1,125,000
Richard E. Moran Jr.	(5)	1/29/2009	$181,541	$800,000			$800,000
Tyler H. Rose	1/23/2009	1/23/2009							11,786	(6)			$317,500
Steven R. Scott	1/23/2009	1/23/2009							5,568	(6)			$150,000

(1)	The table excludes certain awards that were granted during 2009 but that relate to performance in prior years and for which the beginning of the service inception period preceded 2009.
(2)	The approval date represents the date the Compensation Committee authorized the respective incentive award program.
(3)	Represents the amount that could have been earned under the 2009 annual bonus program assuming the executive officers achieved the minimum threshold performance level for one of the Performance Criteria with a 20% weighting.
(4)	These stock awards are valued based on the quoted closing share price of our general partner’s common stock on the NYSE on the grant date. The NEOs paid the par value of $0.01 per share for awards of unrestricted shares.
(5)	Under the 2009 annual bonus program applicable to the Executive Management Team, any amounts earned up to the first 50% of the applicable target award are paid in cash and any portion of the remaining applicable target award is paid in RSUs. Following are the awards paid to each member of the Executive Management Team in January 2010 under this program in respect of 2009 performance: $2,500,000 cash and 66,402 RSUs to Mr. Kilroy, Jr., $1,125,000 cash and 29,881 RSUs to Mr. Hawken, and $1,441,280 cash to Mr. Moran whose award was paid 100% in cash pursuant to the terms of his Separation Agreement. These awards are reflected in the “2009 Summary Compensation Table” above for 2009. The number of RSUs issued to each officer was based on the closing share price of our general partner’s common stock on the NYSE on the date of grant. The RSUs vest in two equal installments on each of December 31, 2010 and December 31, 2011, subject to the officer’s continued employment through such dates.
(6)	These awards vest in equal annual installments on December 31st of each year over a three-year period, which began on December 31, 2009.

For a discussion of each officer’s employment agreement, see “Severance and Change in Control Arrangements.”

Outstanding Equity Awards at Fiscal Year End

The following table sets forth summary information regarding the outstanding equity awards of each of our NEOs at December 31, 2009.

Outstanding Equity Awards at 2009 Fiscal Year End

Name	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)		(h)	(i)	(j)
John B. Kilroy, Jr.						148,478	(2)	$4,553,820
Jeffrey C. Hawken						68,671	(2)	$2,106,140
Richard E. Moran Jr.
Tyler H. Rose						26,281	(3)	$806,038
Steven R. Scott						33,085	(4)	$1,014,717

(1)	Calculated based on our general partner’s closing stock price of $30.67 on December 31, 2009.
(2)	These RSUs vest on December 31, 2010.
(3)	Includes 1,425 shares of restricted stock that vested on February 16, 2010, 1,813 shares of restricted stock that vested on February 23, 2010, 5,154 shares of restricted stock that vest on December 31, 2010, 3,929 RSUs that vest on December 31, 2010, 1,425 shares of restricted stock that vest on February 16, 2011, 5,153 shares of restricted stock that vest on December 31, 2011, 3,928 RSUs that vest on December 31, 2011, and 3,454 shares of restricted stock that vest on December 31, 2012.
(4)	Includes 2,851 shares of restricted stock that vested on February 16, 2010, 2,418 shares of restricted stock that vested on February 23, 2010, 8,595 shares of restricted stock that vest on December 31, 2010, 1,856 RSUs that vest on December 31, 2010, 2,850 shares of restricted stock that vest on February 16, 2011, 8,595 shares of restricted stock that vest on December 31, 2011, 1,856 RSUs that vest on December 31, 2011, and 4,064 shares of restricted stock that vest on December 31, 2012.

Option Exercises and Vested Stock

The following table summarizes the option exercises and vesting of stock awards for each of our NEOs for the year ended December 31, 2009.

Option Exercises and Stock Vested

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
(a)	(b)	(c)	(d)		(e)
John B. Kilroy, Jr.	—	$—	256,265	(1)	$7,620,911	(1)
Jeffrey C. Hawken	—	$—	111,676	(2)	$3,310,882	(2)
Richard E. Moran Jr.	—	$—	123,386	(3)	$3,707,519	(3)
Tyler H. Rose	—	$—	12,997	(4)	$358,954	(4)
Steven R. Scott	—	$—	16,040	(5)	$434,937	(5)

(1)	Includes 148,479 RSUs that vested on December 31, 2009 with a value of $4,553,851 and 16,996 RSUs with a value of $387,282 that were issued as dividend equivalents during 2009 and that were fully-vested upon issuance. Delivery of the shares underlying these RSUs has been deferred under the Deferral Program until the earliest to occur of (a) the date of the executive’s separation from service; (b) the date of the occurrence of a “change of control event”; and (c) the date of the executive’s death or “disability.” Also includes (1) 62,950 shares of restricted stock that vested during 2009 with a value of $1,929,778 and (2) 27,840 shares of unrestricted stock granted on January 23, 2009 pursuant to the development completion component of the 2007 development performance program with a value of $750,000 that were fully vested upon issuance.

(2)	Includes 68,672 RSUs that vested on December 31, 2009 with a value of $2,106,170 and 7,860 RSUs with a value of $179,118 that were issued as dividend equivalents during 2009 and that were fully-vested upon issuance. Delivery of the shares underlying these RSUs has been deferred under the Deferral Program until the earliest to occur of (a) the date of the executive’s separation from service; (b) the date of the occurrence of a “change of control event”; and (c) the date of the executive’s death or “disability.” Also includes (1) 21,224 shares of restricted stock that vested during 2009 with a value of $650,594 and (2) 13,920 shares of unrestricted stock granted on January 23, 2009 pursuant to the development completion component of the 2007 development performance program with a value of $375,000 that were fully vested upon issuance.
(3)	Includes 92,799 RSUs that vested on December 31, 2009 with a value of $2,846,145 and 5,311 RSUs with a value of $121,026 that were issued as dividend equivalents during 2009 and that were fully-vested upon issuance. The shares underlying these RSUs will be distributed on July 1, 2010 in accordance with the terms of the Deferral Program. Also includes (1) 15,996 shares of restricted stock that vested during 2009 with a value of $490,348 and (2) 9,280 shares of unrestricted stock granted on January 23, 2009 pursuant to the development completion component of the 2007 development performance program with a value of $250,000 that were fully vested upon issuance.
(4)	Includes 3,929 RSUs that vested on December 31, 2009 with a value of $120,502 and 675 RSUs with a value of $15,371 that were issued as dividend equivalents during 2009 and that were fully-vested upon issuance. Delivery of the shares underlying these RSUs has been deferred under the Deferral Program until the earliest to occur of (a) the date of the executive’s separation from service; (b) the date of the occurrence of a “change of control event”; (c) the date of the executive’s death or “disability”; and (d) February 1, 2014, the elected distribution date. Also includes 8,393 shares of restricted stock that vested during 2009 with a value of $223,081.
(5)	Includes 1,856 RSUs that vested on December 31, 2009 with a value of $56,924 and 319 RSUs with a value of $7,262 that were issued as dividend equivalents during 2009 and that were fully-vested upon issuance. Delivery of the shares underlying these RSUs has been deferred under the Deferral Program until the earliest to occur of (a) the date of the executive’s separation from service; (b) the date of the occurrence of a “change of control event”; and (c) the date of the executive’s death or “disability.” Also includes 13,865 shares of restricted stock that vested during 2009 with a value of $370,751.

Nonqualified Deferred Compensation

Under our Deferred Compensation Plan, NEOs may defer receipt of up to 70% of their base salaries and up to 100% of their bonuses, in addition to which NEOs are credited with Company contributions of 10% of gross salary. NEOs may elect to have their accounts notionally invested in investment alternatives made available by the plan administrator, with returns on amounts deferred under this plan credited with notional earnings or losses based on such elections. NEOs may elect to receive distributions of their accounts (other than distributions of Company contributions) (i) while still in the service of the Company, in either a lump sum or in two to five annual installments occurring (or beginning) no earlier than two years after such amounts were earned, (ii) upon retirement from service, in a lump sum or up to fifteen annual installments (beginning no earlier than six months after retirement), or (iii) upon a change in control, in full, subject to certain additional limitations. For additional information regarding the Deferred Compensation Plan, see “Compensation Discussion and Analysis—Deferred Compensation Plans.” The following table sets forth summary information regarding our Deferred Compensation Plan as of December 31, 2009.

Nonqualified Deferred Compensation

Name	Executive contributions in last FY ($)		Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)
(a)	(b)		(c) (4)	(d)	(e)	(f) (5)
John B. Kilroy, Jr.	$—		$105,000	$91,589	—	$324,077
Jeffrey C. Hawken	$—		$57,500	$53,962	—	$1,046,523
Richard E. Moran Jr.	$295,313	(1)	$52,500	$1,800	—	$501,309
Tyler H. Rose	$63,500	(2)	$36,500	$37,021	—	$231,463
Steven R. Scott	$40,750	(3)	$36,500	$38,808	—	$196,779

(1)	Mr. Moran’s contributions are included in the 2009 “Non-Equity Incentive Plan Compensation” column of the 2009 Summary Compensation Table.
(2)	Mr. Rose’s contributions are included in the 2009 “Bonus” column of the 2009 Summary Compensation Table.
(3)	A total of $18,250 of Mr. Scott’s contributions are included in the 2009 “Salary” column of the 2009 Summary Compensation Table, and $22,500 of Mr. Scott’s contributions are included in the 2009 “Bonus” column of the 2009 Summary Compensation Table.
(4)	Included in the “All Other Compensation” column of the 2009 Summary Compensation Table.
(5)	The balance at the end of fiscal year 2009 reflects the following aggregate amounts that were previously reported as compensation in the 2009 Summary Compensation Table for fiscal years 2008 and 2007: $205,000 for Mr. Kilroy, Jr., $1,521,932 for Mr. Hawken, $247,750 for Mr. Moran, $142,250 for Mr. Rose, and $115,240 for Mr. Scott.

Potential Payments Upon Termination or Change in Control

The information in this section sets forth the value of benefits and payments to each of the NEOs upon the triggering events indicated and is based upon the terms of employment agreements in effect as of the date of this registration statement as described in “Severance and Change in Control Arrangements” above. As required by the SEC rules, these estimated values assume that the triggering event took place on December 31, 2009, the last business day of the fiscal year. The payments and benefits that would be provided to the NEOs in each of these events are more fully described in the Compensation Discussion and Analysis section above. Except as otherwise described below in the context of a Change in Control, none of our NEOs is entitled to termination payments or benefits upon a voluntary resignation (without “good reason”) or upon a termination by the Company for cause.

John B. Kilroy, Jr.

Potential Payment/Benefit(1)	Change in Control (No Termination)	Change in Control with Qualifying Termination(5)	Termination Without Cause or For Good Reason(6)	Death	Disability
Cash Severance(2)	—	$33,687,998	$33,687,998	$11,729,333	$22,708,665
Medical Benefits(3)	—	$120,990	$120,990	$120,990	$120,990
Accelerated Vesting(4)	—	$4,553,820	$4,553,820	$4,553,820	$4,553,820
Tax Gross-Up	—	—	—	—	—
Other Termination Perks/Benefits	—	—	—	—	—

Potential Payment/Benefit(1)	Change in Control (No Termination)	Change in Control with Qualifying Termination(5)	Termination Without Cause or For Good Reason(6)	Death	Disability
Total	—	$38,362,808	$38,362,808	$16,404,143	$27,383,475

(1)	The payment or provision to the executive by the Company of any remuneration, benefits, or other financial obligations pursuant to executive’s employment agreement including the severance payment and provision of severance benefits shall be allocated between our general partner and us by the Compensation Committee based on any reasonable method.
(2)	For a description of the cash severance obligations, see “Severance and Change in Control Arrangements.”
(3)	Executive will receive three years of medical benefits where applicable.
(4)	All equity awards held by executive at termination which vest based on time shall become vested and all other terms of such awards shall be governed by the plans and programs and the agreements and other documents pursuant to which such options were granted. Currently all unvested equity awards are time-based.
(5)	Qualifying terminations following a Change in Control are “Termination Without Cause” and “Termination for Good Reason.” As defined in the employment agreements, Good Reason includes, among other things, the right of the executives to terminate employment with us for any reason in the twelfth month following a “Change in Control” of the Company (as defined in the employment agreements). Also, a nonextension by us of the term of the employment agreements will be deemed a termination of the relevant executive’s employment without Cause.
(6)	For a complete definition of what constitutes “Cause” or “Good Reason,” please refer to the executive’s employment agreement included as exhibits to this registration statement.

Jeffrey C. Hawken

Potential Payment/Benefit(1)	Change in Control (No Termination)	Change in Control with Qualifying Termination(5)	Termination Without Cause or For Good Reason(6)	Death	Disability
Cash Severance(2)	—	$11,232,509	$11,232,509	$3,994,170	$7,613,339
Medical Benefits(3)	—	$120,990	$120,990	$120,990	$120,990
Accelerated Vesting(4)	—	$2,106,140	$2,106,140	$2,106,140	$2,106,140
Tax Gross-Up	—	—	—	—	—
Other Termination Perks/Benefits	—	—	—	—	—

Total	—	$13,459,639	$13,459,639	$6,221,300	$9,840,469

(1)	The payment or provision to the executive by the Company of any remuneration, benefits, or other financial obligations pursuant to executive’s employment agreement including the severance payment and provision of severance benefits shall be allocated between our general partner and us by the Compensation Committee based on any reasonable method.
(2)	For a description of the cash severance obligations, see “Severance and Change in Control Arrangements.”
(3)	Executive will receive three years of medical benefits where applicable.
(4)	All equity awards held by executive at termination which vest based on time shall become vested and all other terms of such awards shall be governed by the plans and programs and the agreements and other documents pursuant to which such options were granted. Currently all unvested equity awards are time-based.
(5)	Qualifying terminations following a Change in Control are “Termination Without Cause” and “Termination for Good Reason.” As defined in the employment agreements, Good Reason includes, among other things, the right of the executives to terminate employment with us for any reason in the twelfth month following a “Change in Control” of the Company (as defined in the employment agreements). Also, a nonextension by us of the term of the employment agreements will be deemed a termination of the relevant executive’s employment without Cause.
(6)	For a complete definition of what constitutes “Cause” or “Good Reason,” please refer to the executive’s employment agreement included as exhibits to this registration statement.

Richard E. Moran Jr.

Potential Payment/Benefit(1)	Disability
Cash Severance(2)	$6,140,448
Medical Benefits(3)	$423,490
Accelerated Vesting(4)	$1,423,057
Tax Gross-Up	—
Other Termination Perks/Benefits(5)	$39,145

Total	$8,026,140

(1)	The payment or provision to the executive by the Company of any remuneration, benefits, or other financial obligations pursuant to executive’s employment agreement including the severance payment and provision of severance benefits shall be allocated between our general partner and us by the Compensation Committee based on any reasonable method.
(2)	For a description of the cash severance obligations, see “Severance and Change in Control Arrangements.”
(3)	For a description of the medical benefits obligations, see “Severance and Change in Control Arrangements.”
(4)	All equity awards held by executive at termination which would have vested based on time vested upon executive’s separation from service and all other terms of such awards shall be governed by the plans and programs and the agreements and other documents pursuant to which such options were granted.
(5)	Executive is entitled to receive reimbursement for expenses incurred in 2010 related to tax and financial planning services, up to a maximum of $39,145.

Tyler H. Rose

Potential Payment/Benefit(1)	Change in Control (No Termination)	Change in Control with Qualifying Termination(5)(6)	Termination Without Cause or For Good Reason(7)	Death	Disability
Cash Severance(2)	—	$2,305,000	$2,305,000	$1,152,500	$2,305,000
Medical Benefits(3)	—	$69,695	$69,695	$37,350	$37,350
Accelerated Vesting(4)	—	$806,038	$806,038	$806,038	$806,038
Tax Gross-Up	—	—	—	—	—
Other Termination Perks/Benefits	—	—	—	—	—

Total	—	$3,180,733	$3,180,733	$1,995,888	$3,148,388

(1)	The payment or provision to the executive by the Company of any remuneration, benefits, or other financial obligations pursuant to executive’s employment agreement including the severance payment and provision of severance benefits shall be allocated between and us by the Compensation Committee based on any reasonable method.
(2)	For a description of the cash severance obligation, see “Severance and Change in Control Agreements.”
(3)	Executive will receive two years of medical benefits except in the case of termination in connection with death and disability in which case executive will receive one year.
(4)	All equity awards held by executive at termination which vest based on time shall become vested and all other terms of such awards shall be governed by the plans and programs and the agreements and other documents pursuant to which such options were granted. Currently all unvested equity awards are time-based.
(5)	Qualifying terminations following a Change in Control are “Termination Without Cause” and “Termination for Good Reason.”
(6)	Executive’s employment agreement provides that the Company will reduce the change in control payment if, as a result of the reduction, executive will receive a net after tax benefit which is greater than the amount he would receive if the excise tax was paid. Change in control payments may be subject to a 20% federal excise tax if they exceed a threshold amount. Based on the available data, the Company would not have reduced the total change in control payments under the employment agreements.
(7)	For a complete definition of what constitutes “Cause” or “Good Reason,” please refer to the executive’s employment agreement included as exhibits to this registration statement.

Steven R. Scott

Potential Payment/Benefit(1)	Change in Control (No Termination)	Change in Control with Qualifying Termination(5)(6)	Termination Without Cause or For Good Reason(7)	Death	Disability
Cash Severance(2)	—	$2,580,000	$2,580,000	$1,290,000	$2,580,000
Medical Benefits(3)	—	$69,695	$69,695	$37,350	$37,350
Accelerated Vesting(4)	—	$1,014,717	$1,014,717	$1,014,717	$1,014,717
Tax Gross-Up	—	—	—	—	—
Other Termination Perks/Benefits	—	—	—	—	—

Total	—	$3,664,412	$3,664,412	$2,342,067	$3,632,067

(1)	The payment or provision to the executive by the Company of any remuneration, benefits, or other financial obligations pursuant to executive’s employment agreement including the severance payment and provision of severance benefits shall be allocated between our general partner and us by the Compensation Committee based on any reasonable method.
(2)	For a description of the cash severance obligation, see “Severance and Change in Control Agreements.”
(3)	Executive will receive two years of medical benefits except in the case of termination in connection with death and disability in which case executive will receive one year.
(4)	All equity awards held by executive at termination which vest based on time shall become vested and all other terms of such awards shall be governed by the plans and programs and the agreements and other documents pursuant to which such options were granted. Currently all unvested equity awards are time-based.
(5)	Qualifying terminations following a Change in Control are “Termination Without Cause” and “Termination for Good Reason.”
(6)	Executive’s employment agreement provides that the Company will reduce the change in control payment if, as a result of the reduction, executive will receive a net after tax benefit which is greater than the amount he would receive if the excise tax was paid. Change in control payments may be subject to a 20% Federal excise tax if they exceed a threshold amount. Based on the available data, the Company would not have reduced the total change in control payments under the employment agreements.
(7)	For a complete definition of what constitutes “Cause” or “Good Reason,” please refer to the executive’s employment agreement included as exhibits to this registration statement.

Board Oversight of Risk

Our board of directors is actively involved, through our compensation committee, in our approach to compensation practices and policies applicable to employees throughout our organization, which is consistent with that followed by the executive compensation committee for our executive officers. We have evaluated our 2010 compensation policies and programs and believe that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. Our assessment is based upon a review of the Company’s 2010 annual bonus program, which includes, among other things, (i) performance metrics that are aligned with the Company’s financial goals, (ii) multiple performance metrics, (iii) possible payouts based upon a range of performance levels; and (iv) a maximum payout level with caps on the individual performance metrics. To assist us in evaluating these programs and making this assessment, we also reviewed and discussed this program and any risks associated with the program with the Company’s compensation consultant.

Director Compensation

Under the 2009 compensation program, we paid each of our general partner’s non-employee directors annual cash compensation of $35,000 for services rendered and $2,000 for each board or directors meeting attended by such director. Each nonemployee director also received annual compensation of $1,000 for each committee of which he is a member. The Chairman of each committee received additional annual cash compensation of $10,000, with the exception of the Chairman of the Audit Committee and the Chairman of the Compensation Committee who received additional annual cash compensation of $20,000. Directors are reimbursed for reasonable expenses incurred to attend director and committee meetings and incident to their service as a director. Our officers who are directors are not paid any director fees. The directors may defer receipt of their compensation pursuant to the terms of the Deferred Compensation Plan. For further discussion of the Deferred Compensation Plan, see “Compensation Discussion and Analysis – Deferred Compensation Plans.”

In addition, in June 2009, each nonemployee director received an annual grant authorized under the 2006 Plan of RSUs or shares of restricted stock valued at $100,000 that vested on the date of the 2010 Annual Meeting and were subject to continued service. Each nonemployee director grant provides that the restricted stock or RSUs will vest in full in the event of a change in control of the Company (as defined in the 2006 Plan) or a termination of the nonemployee director’s directorship for any reason other than the director’s voluntary resignation or retirement. Further, nonemployee directors are encouraged to hold significant equity interests in the Company. The board of directors expects each nonemployee director to own or to acquire, within five years of first becoming a director, shares of our general partner’s common stock having a market value of at least $100,000. Our directors may defer receipt of their stock awards pursuant to our Deferral Program. For further discussion of the Deferral Program, see “Compensation Discussion and Analysis – Deferred Compensation Plans.”

The following table sets forth summary information regarding our compensation practices for each of our directors for 2009.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)		(h)
John B. Kilroy, Jr.	$—	$—	$—	$—	$—	$—		$—
John B. Kilroy, Sr.	$54,000	$100,000	$—	$—	$—	$14,885	(1)	$168,885	(2)
Edward F. Brennan, Ph.D.	$77,000	$100,000	$—	$—	$—	$—		$177,000	(2)
William P. Dickey	$67,000	$100,000	$—	$—	$—	$—		$167,000	(2)
Scott S. Ingraham	$74,750	$100,000	$—	$—	$—	$—		$174,750	(2)
Dale F. Kinsella	$67,000	$100,000	$—	$—	$—	$—		$167,000	(2)

(1)	Includes $12,241 of club dues and $2,644 of home office expenses.
(2)	The aggregate number of unvested stock awards and the aggregate number of unexercised option awards outstanding as of December 31, 2009 for our directors are:

Director	Unvested Stock Awards		Unexercised Option Awards
John B. Kilroy, Jr.	—		—
John B. Kilroy, Sr.	5,891	(1)	—
Edward F. Brennan, Ph.D.	5,891	(2)	—
William P. Dickey	5,891	(2)	10,000
Scott S. Ingraham	6,391	(3)	—
Dale F. Kinsella	5,891	(2)	14,000

(1)	Includes 933 shares of restricted stock that vested on May 15, 2010 and 4,958 shares of restricted stock that vested on the date of the 2010 Annual Meeting.
(2)	Includes 933 RSUs that vested on May 15, 2010 and 4,958 RSUs that vested on the date of the 2010 Annual Meeting.
(3)	Includes 250 shares of restricted stock that vested on June 21, 2010, 250 shares of restricted stock that vest on June 21, 2011, 933 RSUs that vested on May 15, 2010, and 4,958 RSUs that vested on the date of the 2010 Annual Meeting.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We are a Delaware limited partnership, and our general partner is our sole general partner, we are its only significant subsidiary, and it conducts substantially all of its business and operations through us. Under the terms of our partnership agreement, we assume and pay when due, or reimburse our general partner for payment of all expenses that our general partner incurs relating to our ownership and operation, or for our benefit, and all costs and expenses relating to the general partner’s operations.

In 2009, none of our directors or executive officers, including Mr. Kilroy, Sr. and Mr. Kilroy, Jr., the Chairman of the board of directors and the President and Chief Executive Officer, respectively, or security holder of more than five percent of our general partner’s outstanding common stock, or members of any of their immediate families, had direct or indirect interests in transactions or potential transactions with the our general partner, us, KSLLC or any other subsidiary of the Company. Any transactions between or among related persons are referred to the Independent Committee of our board of directors for review. In determining whether to approve a related person transaction, the Independent Committee will consider such matters as it deems appropriate under the circumstances. After considering these factors, the Independent Committee will decide whether the related person transaction is in our best interests and will approve or reject the transaction accordingly.

Independent Directors

Each of Messrs. Dickey, Ingraham, Kinsella and Dr. Brennan are considered by the board of directors to be Independent Directors. An Independent Director is a director who (i) is not an employee, officer or affiliate of the Company or any of its subsidiaries or divisions, or a relative of a principal executive officer, and who is not an individual member of an organization acting as an advisor, consultant or legal counsel receiving compensation from the Company in addition to director’s fees and (ii) satisfies the independence standards set forth in the current listing standards of the NYSE. In addition, in accordance with the Company’s Corporate Governance Guidelines, no Independent Director may be a director, officer or affiliate of another entity with which the Company has entered into a transaction or transactions during the preceding fiscal year valued in the aggregate at greater than $100,000.

ITEM 8.	LEGAL PROCEEDINGS

Other than routine litigation incidental to the business, we are not a defendant in, and our properties are not subject to, any legal proceedings that, if determined adversely to us, would have a material adverse effect upon our financial condition, results of operations, or cash flows.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS OF REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no established public trading market for our common units. As of the date this registration statement was filed, there were 17 holders of record of our common units, including our sole general partner and 16 limited partners.

2010	Per Unit Common Unit Distributions Declared
First quarter	$0.3500
Second quarter	$0.3500

2009	Per Unit Common Unit Distributions Declared
First quarter	$0.5800
Second quarter	0.3500
Third quarter	0.3500
Fourth quarter	0.3500

2008	Per Unit Common Unit Distributions Declared
First quarter	$0.5800
Second quarter	0.5800
Third quarter	0.5800
Fourth quarter	0.5800

We pay distributions to common unitholders quarterly each January, April, July, and October at the discretion of our board of directors. Distribution amounts depend on our FFO, financial condition, capital requirements, the annual distribution requirements of our general partner under the REIT provisions of the Code, and such other factors as our board of directors deems relevant.

As of the date this registration statement was filed, (i) there are no common units subject to outstanding option or warrants to purchase; (ii) there are no securities convertible into our common units; (iii) there are no common units that are eligible to be sold pursuant to Rule 144 under the Securities Act of 1933, as amended; and (iv) there are no common units that have been, or are proposed to be, publicly offered by us.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2009 with respect to shares of our general partner’s common stock available for issuance under our equity compensation plans.

Plan Category	Number of Shares of Common Stock to be Issued Upon Exercise of Outstanding Options (a)		Weighted- Average Exercise Price of Outstanding Options (b)	Number of Shares of Common Stock Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in Column (a)) (c) (1)
Equity Compensation plans approved by Kilroy Realty Corporation’s stockholders	24,000	(2)	$25.24	2,020,020
Equity Compensation plans not approved by Kilroy Realty Corporation’s stockholders	N/A		N/A	N/A

Total	24,000		$25.24	2,020,020

(1)	Includes shares available for future grants under the 2006 Plan.
(2)	Issued under the Company’s 1997 Stock Option and Incentive Plan.

As of June 30, 2010, the number of securities to be issued upon exercise of outstanding options, warrants, and rights was equal to 20,000, the weighted average exercise price of outstanding options, warrants, and rights was equal to $26.14, and the weighted average term was 1.1 years. In addition, as of June 30, 2010, a total of 75,354 shares of restricted stock and 795,949 RSUs were outstanding. As of June 30, 2010, there were 4,421,286 shares available to be issued under the 2006 Plan.

During 2009, 2008, and 2007, our Company granted 4,958, 184,245, and 269,323 shares of restricted stock, respectively. During 2009 and 2008, our Company also issued 623,643 and 7,688 RSUs, respectively. The weighted average common shares and common units outstanding for 2009, 2008, and 2007 were 40,436,196, 34,531,779, and 34,615,769, respectively.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

4.25% Exchangeable Notes

In November 2009, we issued $172.5 million in aggregate principal amount of our 4.250% Exchangeable Notes, including $22.5 million aggregate principal amount of notes to cover over-allotment options. The purchase price paid by the initial purchasers was 100% of the principal amount of the notes. We received net proceeds from this offering of approximately $155.2 million after deducting the initial purchasers’ discounts and commissions, the cost of related capped call transactions, and estimated expenses. We offered and sold the notes to the initial purchasers in reliance on the exemption from registration provided by Section 4(2) of the Securities Act, as the transaction did not involve a public offering. The initial purchasers then sold the notes to qualified institutional buyers within the United States pursuant to the exemption from registration provided by Rule 144A under the Securities Act, and to non-United States persons outside the United States pursuant to the exemption from registration provided by Regulation S under the Securities Act. The proceeds of the offering were used to repay outstanding long-term debt, repay a portion of the borrowings under our Credit Facility, and for other general corporate purposes.

3.25% Exchangeable Notes

In April 2007, we issued $460 million in aggregate principal amount of our 3.250% Exchangeable Notes, including $60.0 million aggregate principal amount of notes to cover over-allotment options. The purchase price paid by the initial purchasers was 99% of the principal amount of the notes. We received net proceeds from this offering of approximately $420.6 million after deducting the initial purchasers’ discounts and commissions, the cost of related capped call transactions, and estimated expenses. We offered and sold the notes to the initial purchasers in reliance on the exemption from registration provided by Section 4(2) of the Securities Act, as the transaction did not involve a public offering. The initial purchasers then sold the notes to qualified institutional buyers within the United States pursuant to the exemption from registration provided by Rule 144A under the Securities Act, and to non-United States persons outside the United States pursuant to the exemption from registration provided by Regulation S under the Securities Act. The proceeds of the offering were used to repay outstanding long-term debt, repay a portion of the borrowings under our Credit Facility, and for other general corporate purposes.

Common Stock Offerings by our General Partner

On June 3, 2009, our general partner completed an underwritten public offering of 10,062,500 shares of its common stock to Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., as representatives of the several underwriters. The net offering proceeds, after deducting underwriting discounts, commissions, and offering expenses, were approximately $191.7 million, which were contributed by our general partner to us in exchange for 10,062,500 common units, as required by our partnership agreement. We used the net proceeds from the offering to repay a portion of the borrowings under our Credit Facility and for other general corporate purposes. The shares were offered and sold under a prospectus supplement and related prospectus filed with the Securities and Exchange Commission pursuant to our general partner’s shelf registration statement on Form S-3 (File No. 333-153584).

On April 20, 2010, our general partner completed an underwritten public offering of 9,200,000 shares of its common stock to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and J.P. Morgan Securities Inc., as representatives of the several underwriters. The net offering proceeds, after deducting underwriting discounts and commissions and offering expenses, were approximately $299.8 million, which were contributed by our general partner to us in exchange for 9,200,000 common units, as required by our partnership agreement. We used the net proceeds from the offering to finance the property acquisitions, repay a portion of the borrowings under the Credit Facility, and for other general corporate purposes. The shares were offered and sold under a prospectus supplement and related prospectus filed with the Securities and Exchange Commission pursuant to our general partner’s shelf registration statement on Form S-3 (File No. 333-153584).

Common Unit Redemptions by Limited Partners

In connection with the redemption of an equal number of common units by common limited partners for shares of our general partner’s common stock on a one-for-one basis, we issued to our general partner an equivalent number of common units on the following dates. Neither we nor our general partner received any proceeds from the redemptions. The units were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act, as the transaction did not involve a public offering.

•	30,598 common units issued on April 6, 2009.

•	434,611 common units issued on September 19, 2008.

•	985 common units issued on May 8, 2008.

•	58,449 common units issued on October 12, 2007.

•	70,755 common units issued on January 5, 2007.

Issuance of Share-Based Compensation Awards

We issued common units to our general partner on the following dates to reflect awards of shares of our general partner’s common stock or issuance of shares of our general partner’s common stock in connection with the exercise of stock options both under our share-based incentive award plans or issuance of shares of our general partner’s common stock underlying RSUs under the Deferral Program. The units were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act, as the transaction did not involve a public offering.

•	53,451 common units issued on July 1, 2010.

•	3,239 common units issued on May 20, 2010.

•	4,000 common units issued on January 23, 2010.

•	4,958 common units issued on June 15, 2009.

•	51,040 common units issued on January 23, 2009.

•	1,000 common units issued on June 18, 2008.

•	1,867 common units issued on May 15, 2008.

•	82,303 common units issued on February 5, 2008.

•	100,075 common units issued on January 2, 2008.

•	1,000 common units issued on July 30, 2007.

•	1,000 common units issued on June 25, 2007.

•	1,000 common units issued on June 21, 2007.

•	6,890 common units issued on May 15, 2007.

•	260,433 common units issued on February 7, 2007.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The following is only a summary of certain terms and provisions of our Fifth Amended and Restated Agreement of Limited Partnership, which we refer to as the partnership agreement, and is subject to, and qualified in its entirety by, the partnership agreement, a copy of which is filed as an exhibit to this registration statement.

Management of the Partnership

We are a Delaware limited partnership, and our general partner is our sole general partner, and we are its only significant subsidiary, and it conducts substantially all of its business and operations through us. Our sole general partner exercises exclusive and complete discretion over our day-to-day management and control and can cause us to enter into certain major transactions including acquisitions, dispositions, and refinancings and cause changes in our line of business, capital structure, and distribution policies.

Our partnership agreement provides for both preferred limited partnership interests and common limited partnership interests. As of June 30, 2010, we had issued and outstanding 1,500,000 Series A Preferred Units, 1,610,000 Series E Preferred Units, 3,450,000 Series F Preferred Units, and 1,723,131 common units held by limited partners. We refer collectively to the Series A Preferred Units, Series E Preferred Units, Series F Preferred Units, and the common units held by limited partners as the units. Limited partners may not transact business for us, or participate in our management activities or decisions, except as provided in the partnership agreement and as required by applicable law.

Transferability of Partnership Interests

Generally, our general partner may not voluntarily withdraw from or transfer or assign its interest in us without the consent of the holders of at least 60% of our common partnership interests including the general partner’s interests. The limited partners may, without the consent of the general partner, transfer, assign, sell, encumber, or otherwise dispose of their partnership interest to family members, affiliates (as defined under federal securities laws), and charitable organizations and as collateral in connection with certain lending transactions, and, with the consent of the general partner, may also transfer, assign, or sell their partnership interest to accredited investors. In each case, the transferee must agree to assume the transferor’s obligations under the partnership agreement. This transfer is also subject to the general partner’s right of first refusal to purchase the limited partner’s units for our benefit.

In addition, without the general partner’s consent, limited partners may not transfer their units:

•	to any person who lacks the legal capacity to own the units;

•	in violation of applicable law;

•	where the transfer is for only a portion of the rights represented by the units, such as the partner’s capital account or right to distributions;

•	if our general partner believes the transfer would cause our termination or would cause us to no longer be classified as a partnership for federal or state income tax purposes;

•

if the transfer would cause us to become a party-in-interest within the meaning of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or would cause our assets to constitute assets of an employee benefit plan under applicable regulations;

•	if the transfer would require registration under applicable federal or state securities laws;

•	if the transfer could cause us to become a “publicly traded partnership” under applicable Treasury regulations;

•	if the transfer could cause us to be regulated under the Investment Company Act of 1940 or ERISA; or

•	if the transfer would adversely affect our general partner’s ability to maintain its qualification as a REIT.

Our general partner may not engage in any “termination transaction” without the approval of at least 60% of our common units, including those representing our general partner’s interest in us. Examples of termination transactions include:

•	a merger;

•	a consolidation or other combination with or into another entity;

•	a sale of all or substantially all of our assets; or

•	a reclassification, recapitalization, or change of our outstanding equity interests.

In connection with a termination transaction, all common limited partners must either receive, or have the right to elect to receive, for each common unit an amount of cash, securities, or other property equal to the product of:

•	the number of shares of our general partner’s common stock into which each common unit is then exchangeable; and

•

the greatest amount of cash, securities, or other property paid to the holder of one share of our general partner’s common stock in consideration for one share of common stock pursuant to the termination transaction.

If, in connection with a termination transaction, a purchase, tender, or exchange offer is made to holders of our general partner’s common stock, and the common stockholders accept this purchase, tender, or exchange offer, each holder of common units must either receive, or must have the right to elect to receive, the greatest amount of cash, securities, or other property which that holder would have received if immediately prior to the purchase, tender, or exchange offer it had exercised its right to redemption, received shares of our general partner’s common stock in exchange for its common units, and accepted the purchase, tender, or exchange offer.

We also may merge or otherwise combine our assets with another entity with the approval of at least 60% of the common units if:

•

substantially all of the assets directly or indirectly owned by the surviving entity are held directly or indirectly by us as the surviving partnership or another limited partnership or limited liability company is the surviving partnership of a merger, consolidation, or combination of assets with us;

•

the common limited partners own a percentage interest of the surviving partnership based on the relative fair market value of our net assets and the other net assets of the surviving partnership immediately prior to the consummation of this transaction;

•

the rights, preferences, and privileges of the common limited partners in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of the transaction and as those applicable to any other limited partners or nonmanaging members of the surviving partnership; and

•	the common limited partners may exchange their interests in the surviving partnership for either:

•	the consideration available to the common limited partner pursuant to the preceding paragraph, or

•

if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, shares of those common equity securities, at an exchange ratio based on the relative fair market value of those securities and our general partner’s common stock.

Our board of directors will reasonably determine relative fair market values and rights, preferences, and privileges of the limited partners as of the time of the termination transaction. These values may not be less favorable to the limited partners than the relative values reflected in the terms of the termination transaction.

Our general partner must use commercially reasonable efforts to structure transactions like those described above to avoid causing the common limited partners to recognize gain for federal income tax purposes by virtue of the occurrence of or their participation in the transaction. In addition, we must use commercially reasonable efforts to cooperate with the common limited partners to minimize any taxes payable in connection with any repayment, refinancing, replacement, or restructuring of indebtedness, or any sale, exchange, or other disposition of our assets.

Issuance of Additional Units Representing Partnership Interests

Our general partner has the ability to cause us to issue additional units representing general and limited partnership interests. These units may include units representing preferred limited partnership interests, subject to the approval rights of holders of the Series A Preferred Units with respect to the issuance of preferred units ranking senior to the Series A Preferred Units, holders of the Series E Preferred Units with respect to the issuance of preferred units ranking senior to the Series E Preferred Units, and holders of Series F Preferred Units with respect to the issuance of preferred units ranking senior to the Series F Preferred Units as described in “—7.45% Series A Cumulative Redeemable Preferred Units, 7.80% Series E Cumulative Redeemable Preferred Units, and 7.50% Series F Cumulative Redeemable Preferred Units.”

Capital Contributions by our General Partner to Us

Our general partner may borrow additional funds in excess of the funds available from borrowings or capital contributions from a financial institution or other lender or through public or private debt offerings. Our general partner may then lend these funds to us on the same terms and conditions that apply to it. In some cases, our general partner may instead contribute these funds as an additional capital contribution to us and increase its interest in us and decrease the interests of the other limited partners.

The Effect of Awards Granted Under our Stock Incentive Plans

If options to purchase shares of our general partner’s common stock granted in connection with our 1997 Stock Option and Incentive Plan or the 2006 Plan, or any successor equity incentive award plan, are exercised at any time, or restricted shares of common stock are issued under the plans, our general partner must contribute to us the exercise price that it receives in connection with the issuance of the shares of common stock to the exercising participant or the proceeds that our general partner receives when it issues the shares. In exchange, we will issue to our general partner common partnership units equal to the number of shares of common stock issued to the exercising participant in the plans.

Tax Matters that Affect Us

Our general partner has the authority under the partnership agreement to make tax elections under the Code on our behalf.

Allocations of Net Income and Net Losses to Partners

Our net income will generally be allocated:

•

first, to the extent holders of units have been allocated net losses, net income shall be allocated to such holders to offset these losses, in an order of priority which is the reverse of the priority of the allocation of these losses;

•

next, pro rata among the holders of Series A Preferred Units in an amount equal to a 7.45% per annum cumulative return on the stated value of $50.00 per Series A Preferred Unit, holders of Series E Preferred Units in an amount equal to a 7.80% per annum cumulative return on the stated value of $25.00 per Series E Preferred Unit, and holders of Series F Preferred Units in an amount equal to 7.50% per annum cumulative return on the stated value of $25.00 per Series F Preferred Unit, which are referred to as the “preferred returns”; and

•	the remaining net income, if any, will be allocated to our general partner and to the common limited partners in accordance with their respective percentage interests.

Our net losses will generally be allocated:

•

first, to our general partner and the common limited partners in accordance with their respective percentage interests, but only to the extent the allocation does not cause a partner to have a negative adjusted capital account (ignoring any limited partner capital contribution obligations);

•

next, pro rata among the holders of the Series A Preferred Units, Series E Preferred Units, and Series F Preferred Units, but only to the extent that the allocation does not cause a partner to have a negative adjusted capital account (ignoring any limited partner capital contribution obligations);

•	next, to partners pro rata in proportion to their positive adjusted capital accounts, until such capital accounts are reduced to zero; and

•	the remainder, if any, will be allocated to our general partner.

Notwithstanding the foregoing, the partnership agreement generally provides that our adjusted net income (as defined in the partnership agreement) will first be allocated to the holders of our Series A Preferred Units, the Series E Preferred Units, and the Series F Preferred Units to the extent of their preferred returns, with the remaining items of net income or net loss allocated according to the provisions described above. The allocations described above are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury regulations.

Operations and Management

We must be operated in a manner that will enable our general partner to maintain its qualification as a REIT and avoid any federal income tax liability. The partnership agreement provides that our general partner will determine from time to time, but not less frequently than quarterly, our net operating cash revenues, as well as net sales and refinancing proceeds, pro rata in accordance with the partners’ respective percentage interests, subject to the distribution preferences with respect to the Series A Preferred Units, Series E Preferred Units, and Series F Preferred Units. The partnership agreement further provides that we will assume and pay when due, or reimburse our general partner for payment of, all expenses that our general partner incurs relating to our ownership and operation, or for our benefit, and all costs and expenses relating to the general partner’s operations.

Term of the Partnership Agreement

Our partnership agreement will continue in full force and effect until December 31, 2095, or until we are sooner dissolved in accordance with the terms of the partnership agreement.

Partnership Units

Holders of common and preferred limited partnership interests have the following rights, preferences, and privileges in addition to those discussed above.

Common Limited Partnership Units

General

The partnership agreement provides that, subject to the distribution preferences of the Series A, Series E, and Series F Preferred Units, common units are entitled to receive quarterly distributions of available cash on a pro rata basis in accordance with their respective percentage interests. As of June 30, 2010, 1,723,131 common limited partnership units were issued and outstanding.

Redemption/Exchange Rights

Common limited partners have the right to require us to redeem part or all of their common units for cash based upon the fair market value of an equivalent number of shares of our general partner’s common stock at the time of the redemption. Alternatively, our general partner may elect to acquire those units tendered for redemption in exchange for shares of our general partner’s common stock. The units will be exchanged on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of some rights, some extraordinary distributions, and similar events. However, even if our general partner elects not to acquire tendered units in exchange for shares of common stock, holders of common units that are corporations or limited liability companies may require that our general partner issue common stock in exchange for their common units, subject to applicable ownership limits or any other limit as provided in our general partner’s charter or as otherwise determined by our board of directors, as applicable. The general partner presently anticipates that it will elect to issue shares of common stock in exchange for common units in connection with each redemption request, rather than have us redeem the common units for cash. With each redemption or exchange, our general partner increases its percentage ownership interest in us. Common limited partners may exercise this redemption right from time to time, in whole or in part, except when, as a consequence of shares of common stock being issued, any person’s actual or constructive stock ownership would exceed the ownership limits, or any other limit as provided in our general partner’s charter or as otherwise determined by our board of directors.

Common Limited Partner Voting/Approval Rights

In addition to the rights discuss above, the partnership agreement provides that if the limited partners own at least 5% of our common units, including those common units held by our general partner, our general partner will not, on our behalf and without the prior consent of the holders of more than 50% of the common units representing limited partnership interests dissolve our operations, unless the dissolution or sale is incident to a merger or a sale of substantially all of our general partner’s assets.

7.45% Series A Cumulative Redeemable Preferred Units, 7.80% Series E Cumulative Redeemable Preferred Units, and 7.50% Series F Cumulative Redeemable Preferred Units

General

We have designated classes of preferred limited partnership units as the 7.45% Series A Cumulative Redeemable Preferred Units, the 7.80% Series E Cumulative Redeemable Preferred Units, and the 7.50% Series F Cumulative Redeemable Preferred Units, representing preferred limited partnership interests. As of June 30, 2010, 1,500,000 Series A Preferred Units, 1,610,000 Series E Preferred Units, and 3,450,000 Series F Preferred Units were issued and outstanding.

Distributions

Each Series A Preferred Unit, Series E Preferred Unit, and Series F Preferred Unit is entitled to receive cumulative preferential distributions payable on or before the 15th day of February, May, August, and November of each year. Series A Preferred Units will be entitled to distributions at a rate of 7.45% per annum, Series E Preferred Units will be entitled to distributions at a rate of 7.80% per annum, and Series F Preferred Units will be entitled to distributions at a rate of 7.50% per annum. The cumulative preferential distributions will be paid in preference to any payment made on any other class or series of our partnership interests, other than any other class or series of partnership interest expressly designated as ranking on parity with or senior to the Series A Preferred Units, the Series E Preferred Units, and the Series F Preferred Units.

Ranking

The Series A Preferred Units, the Series E Preferred Units, and the Series F Preferred Units rank:

•

senior to the our common units and to all classes or series of preferred partnership units designated as ranking junior to the Series A Preferred Units, the Series E Preferred Units, and the Series F Preferred Units with respect to distributions and rights upon liquidation, dissolution, or winding-up;

•

on parity with each other and with all other classes or series of preferred partnership units designated as ranking on a parity with the Series A Preferred Units, the Series E Preferred Units, and the Series F Preferred Units with respect to distributions and rights upon liquidation, dissolution, or winding-up; and

•	junior to all other classes or series of preferred partnership units designated as ranking senior to the Series A Preferred Units, the Series E Preferred Units, and the Series F Preferred Units.

Limited Voting/Approval Rights

For as long as any Series A Preferred Units remain outstanding, we will not, without the affirmative vote of the holders of at least two-thirds of the units of such class, as applicable:

•

authorize, create, or increase the authorized or issued amount of any class or series of partnership interests ranking senior to the Series A Preferred Units, or reclassify any of our partnership interests into any class or series of partnership interest ranking senior to the Series A Preferred Units, or create, authorize, or issue any obligations or security convertible into or evidencing the right to purchase any class or series of partnership interests ranking senior to the Series A Preferred Units,

•

authorize, create, or increase the authorized or issued amount of any preferred partnership units on parity with the Series A Preferred Units, or reclassify any partnership interest into any preferred partnership units on parity with the Series A Preferred Units, or create, authorize, or issue any obligations or security convertible into or evidencing the right to purchase any preferred partnership units on parity with the Series A Preferred Units, but only to the extent that these preferred partnership units on parity with the Series A Preferred Units are issued to a person affiliated with us, other than to the general partner to the extent the issuance of these interests was to allow the general partner to issue corresponding preferred stock to persons who are not affiliated with us, or

•

either consolidate, merge into or with, or convey, transfer, or lease our assets substantially as an entirety to, any corporation or other entity or amend, alter, or repeal the provisions of the partnership agreement, whether by merger, consolidation, or otherwise, in each case in a manner that would materially and adversely affect the powers, special rights, preferences, privileges, or voting power of the Series A Preferred Units or the holders of the Series A Preferred Units.

Redemption

We may redeem the Series A Preferred Units at any time, the Series E Preferred Units at any time, and the Series F Preferred Units at any time. The Series A Preferred Units will be payable solely out of the sale proceeds from the issuance of our general partner’s capital stock or out of the sale of our limited partner interests, at a redemption price, payable in cash, equal to the capital account balance of the holder of the Series A Preferred Units; provided, however, that no redemption will be permitted if the redemption price does not equal or exceed the original capital contribution of such holder plus accumulated and unpaid distributions to the date of redemption. If fewer than all of the outstanding Series A Preferred Units are to be redeemed, the Series A Preferred Units to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional units). We may not redeem fewer than all of the outstanding Series A Preferred Units unless all accumulated and unpaid distributions have been paid on all Series A Preferred Units for all quarterly distribution periods terminating on or prior to the date of redemption. The Series E Preferred Units may be redeemed at a redemption price, payable in cash, equal to the sum of $25.00 plus accumulated and unpaid distributions to the date of redemption per Series E Preferred Unit, if any. The Series F Preferred Units may be redeemed at a redemption price, payable in cash, equal to the sum of $25.00 plus accumulated and unpaid distributions to the date of redemption per Series F Preferred Unit, if any.

Exchange

The Series A Preferred Units may be exchanged on and after September 30, 2015, in whole but not in part, into shares of our general partner’s Series A Preferred Stock, at the option of 51% of the holders of all outstanding Series A Preferred Units. In addition, the Series A Preferred Units may be exchanged, in whole but not in part, into shares of Series A Preferred Stock at any time at the option of 51 % of the holders if:

•	distributions on the Series A Preferred Units have not been timely made for six prior quarterly distribution periods, whether or not consecutive, or

•	if we or one of our subsidiaries is or is likely to become a “publicly traded partnership.”

In addition, the Series A Preferred Units may be exchanged prior to September 30, 2015, in whole but not in part, at the option of the holders of 51% of the Series A Preferred Units if the Series A Preferred Units would not be considered “stock and securities” for United States federal income tax purposes.

The Series A Preferred Units also are exchangeable, in whole but not in part, if we believe, or the initial holder believes, based upon the opinion of counsel, that the character of our assets and income would not allow our general partner to qualify as a REIT. Our general partner may, in lieu of exchanging the Series A Preferred Units for shares of Series A Preferred Stock, elect to require us to redeem all or a portion of the Series A Preferred Units for cash in an amount equal to the original capital contribution per Series A Preferred Unit and all accrued and unpaid distributions thereon to the date of redemption. If we elect to redeem fewer than all of the outstanding Series A Preferred Units, the number of Series A Preferred Units held by each holder to be redeemed shall equal such holder’s pro rata share of the aggregate number of Series A Preferred Units being redeemed.

The right of the holders of Series A Preferred Units to exchange their units for shares of our general partner’s Series A Preferred Stock will be subject to the ownership limitations in our general partner’s charter in order for it to maintain its qualification as a REIT for United States federal income tax purposes.

Liquidation Preference

The distribution and income allocation provisions of the partnership agreement have the effect of providing each Series A Preferred Unit, Series E Preferred Unit, and Series F Preferred Unit with a liquidation preference to each holder equal to $50.00, $25.00, and $25.00 per share, respectively, plus any accumulated but unpaid distributions, in preference to any other class or series of partnership interest.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification and Limitation of Liability of Directors and Officers

Our general partner’s charter and bylaws, and the partnership agreement, provide for indemnification of our officers and directors against liabilities to the fullest extent permitted by the MGCL, as amended from time to time.

The MGCL permits our general partner to indemnify our directors and officers and other parties against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property, or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, our general partner may indemnify our directors or officers against judgments, penalties, fines, settlements, and reasonable expenses that they actually incur in connection with the proceeding unless the proceeding is one by our general partner or in its right and the director or officer has been found to be liable to our general partner. In addition, our general partner may not indemnify a director or officer in any proceeding charging improper personal benefit to them if they were found to be liable on the basis that personal benefit was received. The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

In addition, the MGCL provides that, unless limited by its charter, a corporation shall indemnify any director or officer who is made a party to any proceeding by reason of service in that capacity against reasonable expenses incurred by the director or officer in connection with the proceeding, in the event that the director or officer is successful, on the merits or otherwise, in the defense of the proceeding. Our general partner’s charter contains no such limitation.

As permitted by the MGCL, our general partner’s charter limits the liability of our directors and officers to our general partner and its stockholders for money damages, subject to specified restrictions. However, the liability of our directors and officers to our general partner and its stockholders for money damages is not limited if:

•	it is proved that the director or officer actually received an improper benefit or profit in money, property, or services; or

•

a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding that the director’s or officer’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

This provision does not limit our general partner’s ability or its stockholders’ ability to obtain other relief, such as an injunction or rescission.

The partnership agreement provides that our general partner, and our officers and directors are indemnified to the same extent our officers and directors are indemnified in our general partner’s charter. The partnership agreement limits our general partner’s liability and the liability of our officers and directors to us and our partners to the same extent that our general partner’s charter limits the liability of our officers and directors to our general partner and its stockholders.

Insofar as the foregoing provisions permit indemnification of directors, officers, or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Agreements

Our general partner has entered into indemnification agreements with certain of its executive officers and directors. The indemnification agreements provide that:

•

Our general partner must indemnify its executive officers and directors to the fullest extent permitted by applicable law and advance to its executive officers and directors all expenses related to the defense of indemnifiable claims against them, subject to reimbursement if it is subsequently determined that indemnification is not permitted;

•	Our general partner must indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements; and

•

to the extent to which our general partner maintains directors’ and officers’ liability insurance, our general partner must provide coverage under such insurance to its executive officers and directors.

Our general partner’s indemnification agreements with its executive officers and directors offer substantially the same scope of coverage afforded by applicable law. In addition, as contracts, these indemnification agreements provide greater assurance to its directors and executive officers that indemnification will be available because they cannot be modified unilaterally in the future by the board of directors or the stockholders to eliminate the rights that they provide.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Index to Financial Statements on page F-1.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

NONE

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

See Index to Financial Statements on page F-1.

(b) Exhibits

EXHIBIT INDEX

Exhibit Number	Description

3.(i)1*	Certificate of Limited Partnership of Kilroy Realty, L.P.

3.(i)2*	Amendment to the Certificate of Limited Partnership of Kilroy Realty, L.P.

4.1	Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P. dated as of March 5, 2004(2)

4.2	First Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of December 7, 2004(8)

4.3	Second Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of October 2, 2008(34)

4.4	Third Amendment to Fifth Amended and Restated Agreement of Limited Partnership of Kilroy Realty, L.P., dated as of May 21, 2009(36)

4.5*	Form of Certificate for Partnership Units of Kilroy Realty, L.P.

4.6	Form of Certificate for Common Stock of Kilroy Realty Corporation(1)

4.7	Registration Rights Agreement dated January 31, 1997(1)

4.8	Registration Rights Agreement dated February 6, 1998(3)

4.9	Second Amended and Restated Registration Rights Agreement dated as of March 5, 2004(2)

4.10	Registration Rights Agreement dated as of October 31, 1997(4)

4.11	Rights Agreement dated as of October 2, 1998 between Kilroy Realty Corporation and ChaseMellon Stockholder Services, L.L.C., as Rights Agent, which includes the form of Articles Supplementary of the Series B Junior Participating Preferred Stock of Kilroy Realty Corporation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C(5)

4.12	Registration Rights Agreement dated as of October 6, 2000(6)

4.13	The Company is party to agreements in connection with long-term debt obligations, none of which individually exceeds ten percent of the total assets of the Company on a consolidated basis. Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Company agrees to furnish copies of these agreements to the Commission upon request

4.14	Note and Guarantee Agreement dated August 4, 2004 by and between Kilroy Realty, L.P. and Kilroy Realty Corporation and the purchasers whose names appear in the acceptance form at the end of the Note and Guarantee Agreement(7)

4.15	Form of 5.72% Series A Guaranteed Senior Note due 2010(7)

4.16	Form of 6.45% Series B Guaranteed Senior Note due 2014(7)

4.17†	Kilroy Realty 2006 Incentive Award Plan(24)

4.18†	Amendment to Kilroy Realty 2006 Incentive Award Plan(26)

4.19†	Second Amendment to Kilroy Realty 2006 Incentive Award Plan(30)

4.20†	Third Amendment to Kilroy Realty 2006 Incentive Award Plan(35)

4.21†	Fourth Amendment to Kilroy Realty 2006 Incentive Award Plan(44)

4.22†	Form of Restricted Stock Award Agreement(25)

4.23	Indenture, dated as of April 2, 2007, among Kilroy Realty, L.P., as issuer, Kilroy Realty Corporation, as guarantor, and U.S. Bank National Association, as trustee, including the form of 3.250% Exchangeable Senior Notes due 2012(28)

4.24	Registration Rights Agreement, dated April 2, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation, and J.P. Morgan Securities Inc., Banc of America Securities LLC and Lehman Brothers Inc.(28)

4.25	Indenture, dated as of November 20, 2009, among Kilroy Realty, L.P., as issuer, Kilroy Realty Corporation, as guarantor, and U.S. Bank National Association, as trustee, including the form of 4.25% Exchangeable Senior Notes due 2014 and the form of related guarantee(39)

4.26	Registration Rights Agreement, dated November 20, 2009, among Kilroy Realty, L.P., Kilroy Realty Corporation, J.P. Morgan Securities Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated(39)

4.27	Indenture, dated May 24, 2010, among Kilroy Realty, L.P., as issuer, Kilroy Realty Corporation, as guarantor, and U.S. Bank National Association, as trustee, including the form of 6.625% Senior Notes due 2020 and the form of related guarantee (42)

4.28	Registration Rights Agreement, dated May 24, 2010, among Kilroy Realty, L.P., Kilroy Realty Corporation, J.P. Morgan Securities, Inc., Bank of America Securities, LLC, and Barclays Capital, Inc. (42)

10.1	Omnibus Agreement dated as of October 30, 1996 by and among Kilroy Realty, L.P. and the parties named therein(1)

10.2	Supplemental Representations, Warranties and Indemnity Agreement by and among Kilroy Realty, L.P. and the parties named therein(1)

10.3	Pledge Agreement by and among Kilroy Realty, L.P., John B. Kilroy, Sr., John B. Kilroy, Jr. and Kilroy Industries(1)

10.4†	1997 Stock Option and Incentive Plan of the Registrant and Kilroy Realty, L.P.(1)

10.5	Lease Agreement dated January 24, 1989 by and between Kilroy Long Beach Associates and the City of Long Beach for Kilroy Long Beach Phase I(9)

10.6	First Amendment to Lease Agreement dated December 28, 1990 by and between Kilroy Long Beach Associates and the City of Long Beach for Kilroy Long Beach Phase I(9)

10.7	Lease Agreement dated July 17, 1985 by and between Kilroy Long Beach Associates and the City of Long Beach for Kilroy Long Beach Phase III(10)

10.8	Lease Agreement dated April 21, 1988 by and between Kilroy Long Beach Associates and the Board of Water Commissioners of the City of Long Beach, acting for and on behalf of the City of Long Beach, for Long Beach Phase IV(10)

10.9	Lease Agreement dated December 30, 1988 by and between Kilroy Long Beach Associates and the City of Long Beach for Kilroy Long Beach Phase II(10)

10.10	First Amendment to Lease dated January 24, 1989 by and between Kilroy Long Beach Associates and the City of Long Beach for Kilroy Long Beach Phase III(10)

10.11	Second Amendment to Lease Agreement dated December 28, 1990 by and between Kilroy Long Beach Associates and the City of Long Beach for Kilroy Long Beach Phase III(10)

10.12	First Amendment to Lease Agreement dated December 28, 1990 by and between Kilroy Long Beach Associates and the City of Long Beach for Kilroy Long Beach Phase II(10)

10.13	Third Amendment to Lease Agreement dated October 10, 1994 by and between Kilroy Long Beach Associates and the City of Long Beach for Kilroy Long Beach Phase III(10)

10.14	Development Agreement by and between Kilroy Long Beach Associates and the City of Long Beach(10)

10.15	Amendment No. 1 to Development Agreement by and between Kilroy Long Beach Associates and the City of Long Beach(10)

10.16	Property Management Agreement between Kilroy Realty Finance Partnership, L.P. and Kilroy Realty, L.P.(11)

10.17	Form of Environmental Indemnity Agreement(11)

10.18	Option Agreement by and between Kilroy Realty, L.P. and Kilroy Airport Imperial Co.(12)

10.19	Option Agreement by and between Kilroy Realty, L.P. and Kilroy Calabasas Associates(12)

10.20†	Noncompetition Agreement by and between the Registrant and John B. Kilroy, Sr.(1)

10.21†	Noncompetition Agreement by and between the Registrant and John B. Kilroy, Jr.(1)

10.22	License Agreement by and among the Registrant and the other persons named therein(12)

10.23	Purchase and Sale Agreement and Joint Escrow Instructions dated April 30, 1997 by and between Mission Land Company, Mission-Vacaville, L.P. and Kilroy Realty, L.P.(13)

10.24	Agreement of Purchase and Sale and Joint Escrow Instructions dated April 30, 1997 by and between Camarillo Partners and Kilroy Realty, L.P.(13)

10.25	Purchase and Sale Agreement and Escrow Instructions dated May 5, 1997 by and between Kilroy Realty L.P. and Pullman Carnegie Associates(14)

10.26	Amendment to Purchase and Sale Agreement and Escrow Instructions dated June 27, 1997 by and between Pullman Carnegie Associates and Kilroy Realty, L.P.(14)

10.27	Purchase and Sale Agreement, Contribution Agreement and Joint Escrow Instructions dated May 12, 1997 by and between Shidler West Acquisition Company, LLC and Kilroy Realty, L.P. (15)

10.28	First Amendment to Purchase and Sale Agreement, Contribution Agreement and Joint Escrow Instructions dated June 6, 1997 by and between Shidler West Acquisition Company, L.L.C. and Kilroy Realty, L.P.(15)

10.29	Second Amendment to Purchase and Sale Agreement, Contribution Agreement and Joint Escrow Instructions dated June 12, 1997 by and between Shidler West Acquisition Company, LLC and Kilroy Realty, L.P.(15)

10.30	Agreement of Purchase and Sale and Joint Escrow Instructions dated June 12, 1997 by and between Mazda Motor of America, Inc. and Kilroy Realty, L.P.(14)

10.31	First Amendment to Agreement of Purchase and Sale and Joint Escrow Instructions dated June 30, 1997 by and between Mazda Motor of America, Inc. and Kilroy Realty, L.P.(14)

10.32	Agreement for Purchase and Sale of 2100 Colorado Avenue, Santa Monica, California dated June 16, 1997 by and between Santa Monica Number Seven Associates L.P. and Kilroy Realty, L.P.(14)

10.33	Purchase and Sale Agreement and Joint Escrow Instructions dated July 10, 1997 by and between Kilroy Realty, L.P. and Mission Square Partners(16)

10.34	First Amendment to Purchase and Sale Agreement and Joint Escrow Instructions dated July 10, 1997 by and between Kilroy Realty, L.P. and Mission Square Partners dated August 22, 1997 (16)

10.35	Second Amendment to the Purchase and Sale Agreement and Joint Escrow Instructions dated July 10, 1997 by and between Kilroy Realty, L.P. and Mission Square Partners dated September 5, 1997(16)

10.36	Third Amendment to the Purchase and Sale Agreement and Joint Escrow Instructions dated July 10, 1997 by and between Kilroy Realty, L.P. and Mission Square Partners dated September 19, 1997 (16)

10.37	Fourth Amendment to the Purchase and Sale Agreement and Joint Escrow Instructions dated July 10, 1997 by and between Kilroy Realty, L.P. and Mission Square Partners dated September 22, 1997(16)

10.38	Fifth Amendment to the Purchase and Sale Agreement and Joint Escrow Instructions dated July 10, 1997 by and between Kilroy Realty, L.P. and Mission Square Partners dated September 23, 1997(16)

10.39	Sixth Amendment to the Purchase and Sale Agreement and Joint Escrow Instructions dated July 10, 1998 by and between Kilroy Realty, L.P. and Mission Square Partners dated September 25, 1997(16)

10.40	Seventh Amendment to the Purchase and Sale Agreement and Joint Escrow Instructions dated July 10, 1997 by and between Kilroy Realty, L.P. and Mission Square Partners dated September 29, 1997(16)

10.41	Eighth Amendment to the Purchase and Sale Agreement and Joint Escrow Instructions dated July 10, 1997 by and between Kilroy Realty, L.P. and Mission Square Partners dated October 2, 1997(16)

10.42	Ninth Amendment to the Purchase and Sale Agreement and Joint Escrow Instructions dated July 10, 1997 by and between Kilroy Realty, L.P. and Mission Square Partners dated October 24, 1997(16)

10.43	Contribution Agreement dated October 21, 1997 by and between Kilroy Realty, L.P. and Kilroy Realty Corporation and The Allen Group and the Allens(17)

10.44	Purchase and Sale Agreement and Escrow Instructions dated December 11, 1997 by and between Kilroy Realty, L.P. and Swede-Cal Properties, Inc., Viking Investors of Southern California, L.P. and Viking Investors of Southern California II, L.P.(18)

10.45	Amendment to the Contribution Agreement dated October 14, 1998 by and between Kilroy Realty, L.P. and Kilroy Realty Corporation and The Allen Group and the Allens dated October 21, 1997(19)

10.46	Secured Promissory Notes and Deeds of Trusts Aggregating $80.0 Million payable to Metropolitan Life Insurance Company dated January 10, 2002(20)

10.47	Secured Promissory Notes and Deeds of Trust Aggregating $115 million payable to Teachers Insurance and Annuity Association of America(21)

10.48	Fourth Amended and Restated Revolving Credit Agreement dated October 22, 2004(22)

10.49	Fourth Amended and Restated Guaranty of Payment dated October 22, 2004 (22)

10.50	Amendment No. 1 to Fourth Amended and Restated Credit Agreement dated June 30, 2005(38)

10.51	Amendment No. 2 to Fourth Amended and Restated Credit Agreement dated April 26, 2006(23)

10.52	Amendment No. 3 to Fourth Amended and Restated Credit Agreement(37)

10.53†	Employment Agreement by and among Kilroy Realty Corporation, Kilroy Realty, L.P. and John B. Kilroy, Jr. effective as of January 1, 2007(27)

10.54†	Addendum No. 1 to Employment Agreement by and among Kilroy Realty Corporation, Kilroy Realty, L.P. and John B. Kilroy, Jr. effective as of February 12, 2008(40)

10.55†	Amendment No. 2 to Employment Agreement by and among Kilroy Realty Corporation, Kilroy Realty, L.P. and John B. Kilroy, Jr. effective as of December 31, 2009(40)

10.56†	Employment Agreement by and among Kilroy Realty Corporation, Kilroy Realty, L.P. and Jeffrey C. Hawken effective as of January 1, 2007(27)

10.57†	Amendment No. 1 to Employment Agreement by and among Kilroy Realty Corporation, Kilroy Realty, L.P. and Jeffrey C. Hawken effective as of December 31, 2009(40)

10.58†	Employment Agreement by and among Kilroy Realty Corporation, Kilroy Realty, L.P. and Richard E. Moran Jr. effective as of January 1, 2007(27)

10.59†	Amendment No. 1 to Employment Agreement by and among Kilroy Realty Corporation, Kilroy Realty, L.P. and Richard E. Moran Jr. effective as of December 31, 2009(40)

10.60	Letter confirmation dated March 27, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and JPMorgan Chase Bank, National Association, London Branch(28)

10.61	Letter confirmation dated March 27, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and Bank of America, N.A.(28)

10.62	Letter confirmation dated March 27, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and Lehman Brothers OTC Derivatives Inc.(28)

10.63	Amendment to letter confirmation dated April 4, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and JPMorgan Chase Bank, National Association, London Branch(29)

10.64	Amendment to letter confirmation dated April 4, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and Bank of America, N.A.(29)

10.65	Amendment to letter confirmation dated April 4, 2007, among Kilroy Realty, L.P., Kilroy Realty Corporation and Lehman Brothers OTC Derivatives Inc.(29)

10.66†	Kilroy Realty Corporation 2007 Deferred Compensation Plan(32)

10.67†	Employment Agreement by and among Kilroy Realty Corporation, Kilroy Realty, L.P. and Steven R. Scott effective as of January 1, 2007(32)

10.68†	Amendment No. 1 to Employment Agreement by and among Kilroy Realty Corporation, Kilroy Realty, L.P. and Steven R. Scott effective as of December 31, 2009(40)

10.69†	Employment Agreement by and among Kilroy Realty Corporation, Kilroy Realty, L.P. and Tyler H. Rose effective as of January 1, 2007(32)

10.70†	Amendment No. 1 to Employment Agreement by and among Kilroy Realty Corporation, Kilroy Realty, L.P. and Tyler H. Rose effective as of December 31, 2009(40)

10.71†	Employment Agreement by and among Kilroy Realty Corporation, Kilroy Realty, L.P. and Heidi Roth effective as of January 1, 2007(32)

10.72†	Amendment No. 1 to Employment Agreement by and among Kilroy Realty Corporation, Kilroy Realty, L.P. and Heidi Roth effective as of December 31, 2009(40)

10.73†	Kilroy Realty Corporation Stock Award Deferral Program(33)

10.74	Ground Lease by and between Frederick Boysen and Ted Boysen and Kilroy Industries dated May 15, 1969 for SeaTac Office Center(9)

10.75	Amendment No. 1 to Ground Lease and Grant of Easement dated April 27, 1973 among Frederick Boysen and Dorothy Boysen, Ted Boysen and Rose Boysen and Sea/Tac Properties(9)

10.76	Amendment No. 2 to Ground Lease and Grant of Easement dated May 17, 1977 among Frederick Boysen and Dorothy Boysen, Ted Boysen and Rose Boysen and Sea/Tac Properties(9)

10.77	Airspace lease dated July 10, 1980 by and among the Washington State Department of Transportation, as lessor, and Sea/Tac Properties, Ltd. and Kilroy Industries, as lessee(9)

10.78	Memorandum of Lease dated April 1, 1980 by and among Bow Lake, Inc., as lessor, and Kilroy Industries and Sea/Tac Properties, Ltd., as lessees for Sea/Tac Office Center(9)

10.79	Amendment No. 1 to Ground Lease dated September 17, 1990 between Bow Lake, Inc., as lessor, and Sea/Tac Properties, Ltd., as lessee(9)

10.80	Amendment No. 2 to Ground Lease dated March 21, 1991 between Bow Lake, Inc., as lessor, and Sea/Tac Properties, Ltd., as lessee(9)

10.81	Letter confirmation dated November 16, 2009, among Kilroy Realty, L.P., Kilroy Realty Corporation and JPMorgan Chase Bank, National Association, London Branch(39)

10.82	Letter confirmation dated November 16, 2009, among Kilroy Realty, L.P., Kilroy Realty Corporation and Bank of America, N.A.(39)

10.83	Letter confirmation dated November 20, 2009, among Kilroy Realty, L.P., Kilroy Realty Corporation and JPMorgan Chase Bank, National Association, London Branch(39)

10.84	Letter confirmation dated November 20, 2009, among Kilroy Realty, L.P., Kilroy Realty Corporation and Bank of America, N.A.(39)

10.85†	Form of Indemnification Agreement of Kilroy Realty Corporation with certain officers and directors (41)

10.86†	Separation Agreement and Release dated December 16, 2009 by and between Richard E. Moran Jr., Kilroy Realty, L.P. and Kilroy Realty Corporation(41)

10.87	Deed of Trust and Security Agreement dated January 26, 2010 between Kilroy Realty, L.P. and The Northwestern Mutual Life Insurance Company; related Promissory Note dated January 26, 2010 for $71 million payable to The Northwestern Mutual Life Insurance Company; and related Guarantee of Recourse Obligations dated January 26, 2010 by Kilroy Realty Corporation(41)

10.88	Agreement of Purchase and Sale and Joint Escrow Instructions dated April 12, 2010 by and between Kilroy Realty, L.P., a Delaware limited partnership, and MEPT 303 Second Street, LLC, a Delaware limited liability company(43)

10.89	First Amendment to Agreement of Purchase and Sale and Joint Escrow Instructions dated May 21, 2010 by and between Kilroy Realty, L.P., a Delaware limited partnership, and MEPT 303 Second Street, LLC, a Delaware limited liability company (43)

10.90	Revolving Credit Agreement dated August 10, 2010 (45)

10.91	Guaranty of Payment dated August 10, 2010 (45)

21.1*	List of Subsidiaries of the Partnership

*	Filed herewith.
†	Management contract or compensatory plan or arrangement.
(1)	Previously filed by Kilroy Realty Corporation as an exhibit to the Registration Statement on Amendment No. 3 to Form S-11 (No. 333-15553).
(2)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 10-K for the year ended December 31, 2003.
(3)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on February 11, 1998.
(4)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K/A as filed with the Securities and Exchange Commission on December 19, 1997.
(5)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on October 8, 1998.
(6)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 10-K for the year ended December 31, 2000.
(7)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on August 11, 2004.
(8)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on December 9, 2004.
(9)	Previously filed by Kilroy Realty Corporation as an exhibit to the Registration Statement on Amendment No. 2 to Form S-11 (No. 333-15553).
(10)	Previously filed by Kilroy Realty Corporation as an exhibit to the Registration Statement on Form S-11 (No. 333-15553).
(11)	Previously filed by Kilroy Realty Corporation as an exhibit to the Registration Statement on Amendment No. 5 to Form S-11 (No. 333-15553).
(12)	Previously filed by Kilroy Realty Corporation as an exhibit to the Registration Statement on Amendment No. 4 to Form S-11 (No. 333-15553).
(13)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on June 6, 1997.
(14)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on July 15, 1997.
(15)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on July 3, 1997.
(16)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 10-Q for the quarter ended September 30, 1997.
(17)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on November 21, 1997.
(18)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on December 29, 1997.
(19)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 10-Q for the quarter ended September 30, 1998.
(20)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 10-K for the year ended December 31, 2001.
(21)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 10-Q for the quarter ended March 31, 2004.
(22)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on October 28, 2004.
(23)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 10-Q for the quarter ended March 31, 2006.
(24)	Previously filed by Kilroy Realty Corporation as an exhibit to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 28, 2006.
(25)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on February 8, 2007.

(26)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 10-K for the year ended December 31, 2006.
(27)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on March 22, 2007.
(28)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on April 5, 2007.
(29)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on April 11, 2007.
(30)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 10-Q for the quarter ended March 31, 2007.
(31)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on December 12, 2008.
(32)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 10-Q for the quarter ended June 30, 2007.
(33)	Previously filed by Kilroy Realty Corporation as an exhibit to Form 8-K as filed with the Securities and Exchange Commission on January 2, 2008.
(34)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 10-Q for the quarter ended September 30, 2008.
(35)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on May 27, 2009.
(36)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 10-Q for the quarter ended June 30, 2009.
(37)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on July 23, 2009.
(38)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on July 5, 2005.
(39)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on November 25, 2009.
(40)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 10-K for the year ended December 31, 2008.
(41)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 10-K for the year ended December 31, 2009.
(42)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on May 25, 2010.
(43)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on May 27, 2010.
(44)	Previously filed by Kilroy Realty Corporation as an exhibit on Form S-8 file with the Securities and Exchange Commission on June 10, 2010.
(45)	Previously filed by Kilroy Realty Corporation as an exhibit on Form 8-K as filed with the Securities and Exchange Commission on August 11, 2010.

7

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on August 17, 2010.

KILROY REALTY. L.P.

By:	/s/ HEIDI R. ROTH
Heidi R. Roth Senior Vice President and Controller

INDEX TO FINANCIAL STATEMENTS

KILROY REALTY, L.P. CONSOLIDATED FINANCIAL STATEMENTS

KILROY REALTY, L.P. CONSOLIDATED FINANCIAL STATEMENTS

303 SECOND STREET STATEMENTS OF REVENUES AND CERTAIN EXPENSES

KILROY REALTY, L.P. PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2010	PF-2
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2009	PF-3
Notes to Pro Forma Condensed Consolidated Financial Statements	PF-4

KILROY REALTY, L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands, except unit data)

	June 30, 2010	December 31, 2009
	(unaudited)
ASSETS
REAL ESTATE ASSETS:
Land and improvements (Note 2)	$434,792	$335,932
Buildings and improvements (Note 2)	2,247,549	1,920,543
Undeveloped land and construction in progress	271,268	263,608

Total real estate held for investment	2,953,609	2,520,083
Accumulated depreciation and amortization	(644,246)	(605,976)

Total real estate assets, net	2,309,363	1,914,107

CASH AND CASH EQUIVALENTS	29,428	9,883
RESTRICTED CASH	3,485	2,059
MARKETABLE SECURITIES (Note 8)	4,087	3,452
CURRENT RECEIVABLES, NET (Note 4)	3,739	3,236
DEFERRED RENT RECEIVABLES, NET (Note 4)	79,813	74,392
NOTE RECEIVABLE (Notes 8 and 13)	10,603	10,679
DEFERRED LEASING COSTS AND ACQUISITION-RELATED INTANGIBLE ASSETS, NET (Note 3)	98,466	51,832
DEFERRED FINANCING COSTS, NET	10,078	8,334
PREPAID EXPENSES AND OTHER ASSETS, NET	7,447	6,307

TOTAL ASSETS	$2,556,509	$2,084,281

LIABILITIES AND CAPITAL
LIABILITIES:
Secured debt, net (Notes 5 and 8)	$316,570	$294,574
Exchangeable senior notes, net (Notes 5 and 8)	296,660	436,442
Unsecured senior notes (Notes 5 and 8)	391,888	144,000
Unsecured line of credit (Notes 5 and 8)	150,000	97,000
Accounts payable, accrued expenses and other liabilities	57,792	52,533
Accrued distributions (Note 13)	20,395	17,136
Deferred revenue and acquisition-related intangible liabilities, net (Note 3)	71,651	66,890
Rents received in advance and tenant security deposits	25,849	18,230

Total liabilities	1,330,805	1,126,805

COMMITMENTS AND CONTINGENCIES (NOTE 10)

7.45% SERIES A CUMULATIVE REDEEMABLE PREFERRED UNITS	73,638	73,638

CAPITAL:
Partners’ Capital:
7.80% Series E Cumulative Redeemable Preferred units, 1,610,000 units issued and outstanding ($40,250 liquidation preference)	38,425	38,425
7.50% Series F Cumulative Redeemable Preferred units, 3,450,000 units issued and outstanding ($86,250 liquidation preference)	83,157	83,157
Common units, 52,296,219 and 43,148,762 held by the general partner and 1,723,131 and 1,723,131 held by common limited partners issued and outstanding, respectively	1,028,908	760,756
Noncontrolling interests in consolidated subsidiaries	1,576	1,500

Total capital	1,152,066	883,838

TOTAL LIABILITIES AND CAPITAL	$2,556,509	$2,084,281

See accompanying notes to consolidated financial statements.

KILROY REALTY, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except unit and per unit data)

	Six Months Ended June 30,
	2010	2009
REVENUES:
Rental income	$125,694	$125,662
Tenant reimbursements	12,201	15,055
Other property income	1,340	2,844

Total revenues	139,235	143,561

EXPENSES:
Property expenses	26,563	24,912
Real estate taxes	12,518	12,272
Provision for bad debts	14	152
Ground leases	312	829
General and administrative expenses	13,823	14,361
Acquisition-related expenses	1,270	—
Depreciation and amortization	44,660	44,640

Total expenses	99,160	97,166

OTHER (EXPENSES) INCOME:
Interest income and other investment (losses) gains	366	573
Interest expense (Note 5)	(25,044)	(24,115)
Loss on early extinguishment of debt (Note 5)	(4,564)	—

Total other (expenses) income	(29,242)	(23,542)

INCOME FROM CONTINUING OPERATIONS	10,833	22,853

DISCONTINUED OPERATIONS
Loss from discontinued operations	—	(224)
Net gain on dispositions of discontinued operations	—	2,485

Total income from discontinued operations	—	2,261

NET INCOME	10,833	25,114
Net income attributable to noncontrolling interests in consolidated subsidiaries	(96)	(133)

NET INCOME ATTRIBUTABLE TO KILROY REALTY, L.P.	10,737	24,981
PREFERRED DISTRIBUTIONS	(7,598)	(7,598)

NET INCOME AVAILABLE TO COMMON UNITHOLDERS	$3,139	$17,383

Income from continuing operations available to common unitholders per unit—basic (Note 12)	$0.05	$0.41

Income from continuing operations available to common unitholders per unit—diluted (Note 12)	$0.05	$0.41

Net income available to common unitholders per unit—basic (Note 12)	$0.05	$0.47

Net income available to common unitholders per unit—diluted (Note 12)	$0.05	$0.47

Weighted average common units outstanding—basic (Note 12)	48,397,625	36,143,799

Weighted average common units outstanding—diluted (Note 12)	48,400,981	36,170,122

Distributions declared per common unit	$0.70	$0.93

See accompanying notes to consolidated financial statements.

KILROY REALTY, L.P.

CONSOLIDATED STATEMENTS OF CAPITAL

(unaudited, in thousands, except unit and per unit data)

	Partners’ Capital			Total Partners’ Capital	Noncontrolling Interests in Consolidated Subsidiaries
	Preferred Units	Number of Common Units	Common Units			Total Capital
BALANCE AS OF DECEMBER 31, 2008	$121,582	34,839,877	$591,394	$712,976	$1,910	$714,886
Net income			24,981	24,981	133	25,114
Issuance of common units		10,062,500	191,650	191,650		191,650
Repurchase of common units and restricted stock units		(86,482)	(2,725)	(2,725)		(2,725)
Issuance of share-based compensation awards		55,998	7,321	7,321		7,321
Noncash amortization of share-based compensation			5,798	5,798		5,798
Other			106	106	(106)	—
Preferred distributions			(7,598)	(7,598)		(7,598)
Distributions declared per common unit ($0.93 per unit)			(36,443)	(36,443)		(36,443)

BALANCE AS OF JUNE 30, 2009	$121,582	44,871,893	$774,484	$896,066	$1,937	$898,003

	Partners’ Capital			Total Partners’ Capital	Noncontrolling Interests in Consolidated Subsidiaries
	Preferred Units	Number of Common Units	Common Units			Total Capital
BALANCE AS OF DECEMBER 31, 2009	$121,582	44,871,893	$760,756	$882,338	$1,500	$883,838
Net income			10,737	10,737	96	10,833
Issuance of common units		9,200,000	299,847	299,847		299,847
Repurchase of common units and restricted stock units		(59,782)	(2,121)	(2,121)		(2,121)
Issuance of share-based compensation awards		3,239	1,660	1,660		1,660
Noncash amortization of share-based compensation			3,361	3,361		3,361
Exercise of stock options		4,000	83	83		83
Other			20	20	(20)	—
Allocation to the equity component of cash paid upon repurchase of 3.25% Exchangeable Notes (Note 5)			(2,694)	(2,694)		(2,694)
Preferred distributions			(7,598)	(7,598)		(7,598)
Distributions declared per common unit ($0.70 per unit)			(35,143)	(35,143)		(35,143)

BALANCE AS OF JUNE 30, 2010	$121,582	54,019,350	$1,028,908	$1,150,490	$1,576	$1,152,066

See accompanying notes to consolidated financial statements.

KILROY REALTY, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in thousands)

	Six Months Ended June 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,833	$25,114
Adjustments to reconcile net income to net cash provided by operating activities (including discontinued operations):
Depreciation and amortization of building and improvements and leasing costs	44,229	44,259
Increase in provision for bad debts	14	152
Depreciation of furniture, fixtures and equipment	431	406
Noncash amortization of share-based compensation awards	3,519	5,543
Noncash amortization of deferred financing costs and exchangeable debt discounts	5,750	5,018
Noncash amortization of above/below market rents	32	(300)
Net gain on dispositions of discontinued operations	—	(2,485)
Loss on early extinguishment of debt (Note 5)	4,564	—
Noncash amortization of deferred revenue related to tenant-funded tenant improvements	(4,775)	(5,142)
Changes in assets and liabilities:
Marketable securities	(635)	(913)
Current receivables	483	2,650
Deferred rent receivables	(5,421)	(4,205)
Other deferred leasing costs	(2,594)	(284)
Prepaid expenses and other assets	(2,991)	(2,383)
Accounts payable, accrued expenses and other liabilities	(4,177)	(8,435)
Deferred revenue	507	(791)
Rents received in advance and tenant security deposits	7,619	2,698

Net cash provided by operating activities	57,388	60,902

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds paid for acquisition of operating properties (Note 2)	(373,574)	—
Expenditures for operating properties	(33,593)	(17,729)
Expenditures for development and redevelopment properties	(8,113)	(10,954)
Net proceeds received from dispositions of operating properties	—	4,933
Decrease in restricted cash	1,096	81
Receipt of principal payments on note receivable	76	71

Net cash used in investing activities	(414,108)	(23,598)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common units (Note 6)	299,847	191,650
Borrowings on unsecured line of credit	288,000	70,000
Repayments on unsecured line of credit	(235,000)	(228,000)
Principal payments on secured debt	(100,104)	(15,396)
Repurchase of exchangeable senior notes (Note 5)	(151,097)	—
Proceeds from issuance of secured debt (Note 5)	71,000	—
Proceeds from issuance of unsecured debt, net (Note 5)	247,870	—
Financing costs	(4,643)	(1,044)
Decrease in loan deposit	1,420	—
Repurchase of common units	(2,121)	(2,725)
Proceeds from exercise of stock options	83	—
Distributions paid to common unitholders	(31,392)	(40,396)
Distributions paid to preferred unitholders	(7,598)	(7,598)

Net cash provided by (used in) financing activities	376,265	(33,509)

Net increase in cash and cash equivalents	19,545	3,795
Cash and cash equivalents, beginning of period	9,883	9,553

Cash and cash equivalents, end of period	$29,428	$13,348

KILROY REALTY, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(unaudited, in thousands)

	Six Months Ended June 30,
	2010	2009
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid for interest, net of capitalized interest of $4,055 and $3,387 as of June 30, 2010 and 2009, respectively	$18,634	$19,567

NONCASH INVESTING TRANSACTIONS:
Accrual for expenditures for operating properties and development and redevelopment properties	$11,378	$3,309

Tenant improvements funded directly by tenants to third parties	$1,946	$1,360

Assumption of secured debt with property acquisition (Notes 2 and 5)	$51,079

Assumption of other liabilities with property acquisition (Note 2)	$6,369

NONCASH FINANCING TRANSACTIONS:
Accrual of distributions payable to common unitholders	$18,907	$15,705

Accrual of distributions payable to preferred unitholders	$1,909	$1,909

Issuance of share-based compensation awards (Note 7)	$5,418	$516

See accompanying notes to consolidated financial statements.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2010 and 2009

(unaudited)

1. Organization and Basis of Presentation

Organization

Kilroy Realty, L.P. (the “Company”), a Delaware limited partnership, is the entity through which Kilroy Realty Corporation, a self-administered real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), conducts substantially all of its operations and owns (either directly or through subsidiaries) substantially all of its assets. Kilroy Realty Corporation is the Company’s sole general partner and owned a 96.7% general partnership interest as of June 30, 2010. The remaining 3.3% common limited partnership interest as of June 30, 2010, was owned by certain of Kilroy Realty Corporation’s executive officers and directors, certain of the Company’s affiliates, and other outside investors. The common limited partners have certain redemption rights as provided in the Company’s Fifth Amended and Restated Agreement of Limited Partnership (as amended, the “Partnership Agreement”) (see Note 6). Both the general and common limited partnership interests are denominated in common units. The number of common units held by Kilroy Realty Corporation at all times is equivalent to the number of outstanding shares of Kilroy Realty Corporation’s common stock and the entitlements of all the common units to quarterly distributions and payments in liquidation mirror those of the Kilroy Realty Corporation common stockholders. Kilroy Realty Corporation’s common stock is publicly traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “KRC.”

The Company owns, operates, develops, and acquires office and industrial real estate located in California. As of June 30, 2010, all but one of the Company’s properties are located in Southern California.

The following table of office buildings (the “Office Properties”) and industrial buildings (the “Industrial Properties”) summarizes the Company’s stabilized portfolio of operating properties as of June 30, 2010:

	Number of Buildings	Rentable Square Feet	Number of Tenants	Percentage Occupied
Office Properties(1)	100	10,088,803	354	85.7%
Industrial Properties	41	3,654,463	56	83.3%

Total Stabilized Portfolio	141	13,743,266	410	85.1%

(1)	Includes one office property acquired in March 2010, one office property acquired in May 2010, and five office properties acquired in June 2010 (see Note 2 for additional information).

The Company’s stabilized portfolio excludes undeveloped land, development and redevelopment properties currently under construction, “lease-up” properties, and one industrial property that the Company is in the process of reentitling for residential use. The Company defines “lease-up” properties as properties recently developed or redeveloped by the Company that have not yet reached 95% occupancy and are within one year following cessation of major construction activities. As of June 30, 2010, there were no lease-up properties held by the Company.

As of June 30, 2010, the Company owns its interests in all of its Office Properties and Industrial Properties either directly or through Kilroy Realty Finance Partnership, L.P. (the “Finance Partnership”) and wholly-owned subsidiaries. Kilroy Realty Finance, Inc., a wholly-owned subsidiary of Kilroy Realty Corporation, is the sole general partner of the Finance Partnership and owns a 1.0% general partnership interest. The Company owns the remaining 99.0% limited partnership interest. The Company conducts substantially all of its development activities through Kilroy Services, LLC (“KSLLC”), a wholly-owned subsidiary. Unless otherwise indicated, all references to the Company include the Finance Partnership, KSLLC, and all wholly-owned subsidiaries of the Company. With the exception of the Finance Partnership, all of the Company’s subsidiaries are wholly-owned as of June 30, 2010.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basis of Presentation

        The consolidated financial statements of the Company include the consolidated financial position and results of operations of the Company, the Finance Partnership, KSLLC, Kilroy Realty Partners, L.P., and all wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in the consolidated financial statements. The Company also consolidates all variable interest entities (“VIE”) in which it is deemed to be the primary beneficiary. During the period ended June 30, 2010, the Company was required to establish a VIE, Kilroy Realty Northside Drive, LLC, to hold the $52.6 million of assets and liabilities purchased and $51.1 million of secured debt, net assumed in connection with the acquisition of three office buildings in San Diego, California (see Notes 2 and 5). Kilroy Realty Northside Drive, LLC is a bankruptcy-remote VIE, and the assets held by this entity are not available to satisfy the debts and other obligations of the Company.

The accompanying interim financial statements have been prepared by the Company’s management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and in conjunction with the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the interim financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the accompanying interim financial statements reflect all adjustments of a normal and recurring nature that are considered necessary for a fair presentation of the results for the interim periods presented. However, the results of operations for the interim periods are not necessarily indicative of the results that may be expected for the year ending December 31, 2010. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included herein.

Change in Income Statement Presentation

The Company reclassified interest expense to be presented under Other (Expenses) Income in the consolidated statements of operations for all periods presented. Interest expense had previously been presented under Expenses.

Significant Accounting Policies

Acquisitions

The Company records the acquired tangible and intangible assets and assumed liabilities of operating property acquisitions at fair value at the acquisition date. The acquired assets and assumed liabilities for an operating property acquisition generally include but are not limited to: land, buildings and improvements, and identified tangible and intangible assets and liabilities associated with in-place leases, including tenant improvements, leasing costs, value of above-market and below-market leases, acquired in-place lease values, and tenant relationships, if any.

The fair value of land is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings and improvements, tenant improvements, and leasing costs are based upon current market replacement costs and other relevant market rate information.

The fair value of the above-market or below-market component of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition over the remaining term of the lease. The amounts recorded for above-market leases are included in deferred leasing costs and acquisition-related intangibles, net on the balance sheet and are amortized on a straight-line basis as a reduction of rental income over the remaining term of the applicable leases. The amounts recorded for below-market leases are included in deferred revenue and acquisition-related liabilities, net on the balance sheet and are amortized on a straight-line basis as an increase to rental income over the remaining term of the applicable leases.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of acquired in-place leases is derived based on management’s assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. The amount recorded for acquired in-place leases is included in deferred leasing costs and acquisition-related intangibles, net on the balance sheet and amortized as an increase to depreciation and amortization expense over the remaining term of the applicable leases.

The Company records undeveloped land acquisitions at the purchase price paid and capitalizes the associated acquisition costs.

Operating Properties

Operating properties are generally carried at historical cost less accumulated depreciation. Properties held for sale are reported at the lower of the carrying value or the fair value less estimated cost to sell. The cost of operating properties includes the purchase price or development costs of the properties. Costs incurred for the renovation and betterment of the operating properties are capitalized to the Company’s investment in that property. Maintenance and repairs are charged to expense as incurred.

When evaluating properties to be held and used for potential impairment, the Company first evaluates whether there are any indicators of impairment for any of the Company’s properties. If any impairment indicators are present for a specific property, the Company then performs an undiscounted cash flow analysis and compares the net carrying amount of the property to the property’s estimated undiscounted future cash flow over the anticipated holding period. If the estimated undiscounted future cash flow is less than the net carrying amount of the property, the Company then performs an impairment loss calculation to determine if the fair value of the property is less than the net carrying value of the property. The Company’s impairment loss calculation compares the net carrying amount of the property to the property’s estimated fair value, which may be based on estimated discounted future cash flow calculations or third-party valuations or appraisals. The Company would recognize an impairment loss if the asset’s net carrying amount exceeds the asset’s estimated fair value. If the Company were to recognize an impairment loss, the estimated fair value of the asset would become its new cost basis. For a depreciable long-lived asset, the new cost basis would be depreciated (amortized) over the remaining useful life of that asset. The Company did not record any impairment losses for the periods presented.

Development and Redevelopment Properties

All costs clearly associated with the acquisition, development, and construction of a development or redevelopment property are capitalized as project costs. In addition, the following costs are capitalized as project costs during periods in which activities necessary to get the property ready for its intended use are in progress: pre-construction costs essential to the development of the property, interest, real estate taxes, insurance, and internal compensation and administrative costs that are clearly related to the Company’s development or redevelopment activities.

•	For development and redevelopment properties that are pre-leased, the Company ceases capitalization when revenue recognition commences, which is upon substantial completion of tenant improvements.

•

For development and redevelopment properties that are not pre-leased, the Company may not immediately build out the tenant improvements. Therefore the Company ceases capitalization when revenue recognition commences upon substantial completion of the tenant improvements, but in any event not later than one year after the cessation of major construction activities. The Company also ceases capitalization on a development or redevelopment property when activities necessary to get the property ready for its intended use have been suspended.

•

For development or redevelopment properties with multiple tenants and staged leasing, the Company ceases capitalization and begins depreciation on the portion of the development or redevelopment property for which revenue recognition has commenced.

Once major construction activity has ceased and the development or redevelopment property is in the lease-up phase, the costs capitalized to construction in progress are transferred to land and improvements, buildings and improvements, and deferred leasing costs on the Company’s consolidated balance sheets as the historical cost of the property.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Acquisitions

During the six months ended June 30, 2010, the Company acquired the operating properties listed below from unrelated third parties. Unless otherwise noted, the Company funded these acquisitions principally with the net proceeds from the issuance of the Company’s unsecured senior notes (see Note 5), the net proceeds from the public offering of Kilroy Realty Corporation’s common stock (see Note 6), and borrowings under the Company’s $550 million unsecured line of credit (the “Credit Facility”):

Property	Property Type	Date of Acquisition	Number of Buildings	Rentable Square Feet	Percentage Occupied as of June 30, 2010	Purchase Price (in millions)(3)
2385 Northside Drive San Diego, CA(1)	Office	March 17, 2010	1	88,795	71.8%	$18.0
303 Second Street San Francisco, CA	Office	May 26, 2010	1	731,972	89.7%	$233.3
999 Town & Country Orange, CA	Office	June 18, 2010	1	98,551	100.0%	$22.3
2211 Michelson Drive Irvine, CA	Office	June 24, 2010	1	271,556	95.9%	$103.2
2355, 2365, 2375 Northside Drive San Diego, CA(2)	Office	June 30, 2010	3	190,634	80.9%	$52.6

(1)	This property is a part of Mission City Corporate Center.
(2)	These properties are part of Mission City Corporate Center. The Company assumed secured debt with an outstanding principal balance of $52.0 million, net of an initial discount of $0.9 million, in connection with this acquisition (see Notes 1 and 5).
(3)	Excludes acquisition-related costs.

The related assets, liabilities, and results of operations of all acquired properties are included in the consolidated financial statements as of the date of acquisition. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the respective acquisition dates:

	303 Second Street, San Francisco, CA(1)	All Other Acquisitions(1)	Total
	(in thousands)
Assets
Land	$63,550	$35,309	$98,859
Buildings and improvements(2)	154,203	138,955	293,158
Deferred leasing costs and acquisition-related intangible assets(3)	19,828	22,151	41,979
Restricted cash(4)	2,522	—	2,522

Total assets acquired	240,103	196,415	436,518

Liabilities
Deferred revenue and acquisition-related intangible liabilities(5)	3,210	2,267	5,477
Secured debt, net	—	51,100	51,100
Accounts payable, accrued expenses and other liabilities(4)	3,565	2,804	6,369

Total liabilities assumed	6,775	56,171	62,946

Total purchase price	$233,328	$140,244	$373,572

(1)	The purchase price of 303 Second Street, San Francisco, CA was greater than 10% of the Company’s total assets as of December 31, 2009. The purchase price of all other acquisitions completed during the six months ended June 30, 2010 were individually less than 5%, and in aggregate less than 10%, of the Company’s total assets as of December 31, 2009.
(2)	Represents buildings and improvements and tenant improvements.
(3)	Represents in-place leases (approximately $16.4 million), above-market leases (approximately $16.9 million), and unamortized leasing commissions (approximately $8.7 million).
(4)	Represents unfunded tenant improvements and leasing commission obligations for in-place leases of which approximately $2.5 million is held in an escrow account as restricted cash.
(5)	Represents below-market leases.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the results of operations for the property at 303 Second Street, San Francisco, California, from May 26, 2010, the date of acquisition, through June 30, 2010:

June 30, 2010
(in thousands)
Revenues	$2,452
Net income available to common unitholders	$696

3. Acquisition-related Intangibles, Net

The following summarizes the Company’s identified acquisition-related intangible assets (acquired value of leasing costs, above-market and in-place leases) and intangible liabilities (acquired value of below-market leases) as of June 30, 2010 and December 31, 2009:

	June 30, 2010	December 31, 2009
	(in thousands)
Acquisition-related Intangible Assets(1) :
Deferred leasing costs	$11,567	$5,736
Accumulated amortization	(1,840)	(4,501)

Deferred leasing costs, net	9,727	1,235
Above-market leases	16,850	—
Accumulated amortization	(140)	—

Above-market leases, net	16,710	—
In-place leases	22,014	5,832
Accumulated amortization	(5,497)	(5,476)

In-place leases, net	16,517	356

Total acquisition-related intangible assets, net	$42,954	$1,591

Acquisition-related Intangible Liabilities(2) :
Below-market leases	$10,626	$5,132
Accumulated amortization	(4,494)	(4,369)

Below-market leases, net	$6,132	$763

(1)	Included in deferred leasing costs and acquisition-related intangible assets, net in the Company’s consolidated balance sheets.
(2)	Included in deferred revenue and acquisition-related intangible liabilities, net in the Company’s consolidated balance sheets.

Amortization expense related to acquisition-related deferred leasing costs of $0.2 million and $0.3 million for the six months ended June 30, 2010 and 2009, respectively, was recorded to depreciation and amortization expense in the consolidated statements of operations. The weighted average amortization period for the Company’s acquisition-related deferred leasing costs was approximately 3.7 years as of June 30, 2010. The following is the estimated annual amortization expense related to acquisition-related deferred leasing costs as of June 30, 2010 for future periods:

Year Ending	(in thousands)
Remaining 2010	$988
2011	1,842
2012	1,647
2013	1,429
2014	1,243
Thereafter	2,578

Total	$9,727

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net amortization related to above and below-market leases of $32,000 for the six months ended June 30, 2010 was recorded as a decrease to rental income in the consolidated statements of operations. Net amortization related to above and below-market leases of $0.3 million for the six months ended June 30, 2009 was recorded as an increase to rental income in the consolidated statement of operations. The weighted average amortization period for the Company’s above and below-market leases was approximately 5.9 and 8.3 years, respectively, as of June 30, 2010. The following is the estimated annual net amortization related to above and below-market leases, which will result in a decrease to rental income in the consolidated statement of operations, as of June 30, 2010 for future periods:

Year Ending	(in thousands)
Remaining 2010	$1,327
2011	2,385
2012	2,000
2013	1,695
2014	1,483
Thereafter	1,688

Total	$10,578

Amortization expense related to in-place leases of $0.3 million and $0.4 million for the six months ended June 30, 2010 and 2009, respectively, was recorded to depreciation and amortization expense in the consolidated statements of operations. The weighted average amortization period for the Company’s in-place leases was approximately 5.7 years as of June 30, 2010. The following is the estimated annual amortization expense related to the value of in-place leases as of June 30, 2010 for future periods:

Year Ending	(in thousands)
Remaining 2010	$2,338
2011	3,738
2012	2,867
2013	2,233
2014	1,860
Thereafter	3,481

Total	$16,517

4. Receivables

Current receivables, net is primarily comprised of contractual rents and other lease-related obligations due from tenants. The balance consisted of the following as of June 30, 2010 and December 31, 2009:

	June 30, 2010	December 31, 2009
	(in thousands)
Current receivables	$6,739	$6,299
Allowance for uncollectible tenant receivables	(3,000)	(3,063)

Current receivables, net	$3,739	$3,236

Deferred rent receivables, net consisted of the following as of June 30, 2010 and December 31, 2009:

	June 30, 2010	December 31, 2009
	(in thousands)
Deferred rent receivables	$85,991	$80,780
Allowance for deferred rent receivables	(6,178)	(6,388)

Deferred rent receivables, net	$79,813	$74,392

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Secured and Unsecured Debt

Secured Debt

In January 2010, the Company borrowed $71.0 million under a mortgage loan that is scheduled to mature on February 1, 2017. The mortgage loan is secured by five properties, bears interest at an annual rate of 6.51%, and requires monthly principal and interest payments based on a 30-year amortization period. The Company used a portion of the proceeds to pay off a mortgage loan with an outstanding principal balance of $63.2 million that was scheduled to mature in April 2010. In connection with the closing of this loan, the Company was refunded the $1.4 million earnest loan deposit it paid to the lender in the fourth quarter of 2009.

In March 2010, the Company used borrowings under the Credit Facility to pay off a secured line of credit with an outstanding principal balance of $33.5 million that was scheduled to mature in April 2010.

In connection with the acquisition of three office buildings at Mission City Corporate Center in June 2010, the Company assumed secured debt with a principal balance of $52.0 million that is scheduled to mature on April 1, 2012. This secured debt was recorded at fair value on the date of the acquisition and is shown net of the initial discount at assumption of $0.9 million on the Company’s consolidated balance sheets. This discount will be accreted on a straight-line basis, which approximates the effective interest method, as additional interest expense from the date of issuance through the maturity date of the secured debt. The secured debt and the three properties that secure the debt are held in a bankruptcy remote special purpose entity and are not available to satisfy the debts and other obligations of the Company (see Notes 1 and 2). The debt bears contractual interest at a weighted average annual rate of 5.1%, and requires monthly interest only payments.

Unsecured Senior Notes

In May 2010, the Company issued unsecured senior notes with an aggregate principal balance of $250.0 million that are scheduled to mature in June 2020. The unsecured senior notes require semi-annual interest payments each June and December based on a contractual annual interest rate of 6.625%. The unsecured senior notes are shown net of the initial issuance discount of $2.1 million on the Company’s consolidated balance sheets. This discount is accreted on a straight-line basis, which approximates the effective interest method, as additional interest expense from the date of issuance through the maturity date of the unsecured senior notes. The Company used a portion of the net proceeds to repurchase $150.0 million in aggregate principal balance of the 3.25% Exchangeable Senior Notes due in 2012 (the “3.25% Exchangeable Notes”). A portion of the net proceeds was used to fund acquisitions during the six months ended June 30, 2010 (See Note 2).

Unsecured Line of Credit

In April 2010, the Company exercised the option to extend the maturity date of the Credit Facility from April 2010 to April 2011 for a one-time extension fee of 0.15% of the total $550 million borrowing capacity of the Credit Facility. The following table summarizes the balance and significant terms of the Credit Facility as of June 30, 2010 and December 31, 2009:

	June 30, 2010	December 31, 2009
	(in thousands)
Outstanding borrowings	$150,000	$97,000
Remaining borrowing capacity	400,000	453,000

Total borrowing capacity(1)	$550,000	$550,000

Maturity date(2)	April 2011	April 2010
Interest rate(3)	1.17%	1.11%
Unused funds fee(4)	0.20%	0.20%

(1)	The Company may elect to borrow, subject to bank approval, up to an additional $100 million under an accordion feature.
(2)	In April 2010, the Company exercised an option to extend the maturity date of the unsecured line of credit by one year.
(3)	At June 30, 2010, the Credit Facility bore interest at an annual rate of LIBOR plus 0.80%. At December 31, 2009, the Credit Facility bore interest at an annual rate of LIBOR plus 0.85% to 1.35% depending upon the Company’s leverage ratio.
(4)	At June 30, 2010, the fee for unused funds was at an annual rate of 0.20%. At December 31, 2009, the fee for unused funds was at an annual rate of 0.15% to 0.20% depending on the Company’s remaining borrowing capacity.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        In August 2010, the Company entered into a $500 million unsecured revolving credit facility (the “New Credit Facility”) and used borrowings under the New Credit Facility to repay, and then terminate, the Credit Facility. The New Credit Facility includes a $200 million accordion option and has a term of three years plus a one year extension option. The New Credit Facility bears interest at an annual rate of LIBOR plus 2.675%.

The Company expects to borrow amounts under the New Credit Facility from time to time for general corporate purposes, to fund potential acquisitions, to finance development and redevelopment expenditures, and potentially to repay long-term debt.

Exchangeable Senior Notes

The following table summarizes the balance and significant terms of the 3.25% Exchangeable Notes and 4.25% Exchangeable Notes due 2014 (the “4.25% Exchangeable Notes” and, together with the 3.25% Exchangeable Notes, the “Exchangeable Notes”) outstanding as of June 30, 2010 and December 31, 2009:

	3.25% Exchangeable Notes		4.25% Exchangeable Notes
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
	(in thousands)
Principal amount	$148,000	$298,000	$172,500	$172,500
Unamortized discount	(5,482)	(13,937)	(18,358)	(20,121)

Net carrying amount of liability component	$142,518	$284,063	$154,142	$152,379

Carrying amount of equity component	$33,675	$36,369	$19,835	$19,835

Maturity date	April 2012		November 2014
Stated coupon rate	3.25%(1)		4.25%(2)
Effective interest rate(3)	5.45%		7.13%
Exchange rate per $1,000 principal value of the Exchangeable Notes, as adjusted(4)	11.3636		27.8307
Exchange price, as adjusted(4)	$88.00		$35.93
Number of shares on which the aggregate consideration to be delivered on conversion is determined(4)	1,681,813	3,386,353	4,800,796	4,800,796

(1)	Interest on the 3.25% Exchangeable Notes is payable semi-annually in arrears on April 15th and October 15th of each year.
(2)	Interest on the 4.25% Exchangeable Notes is payable semi-annually in arrears on May 15th and November 15th of each year.
(3)	The rate at which the Company records interest expense, which represents the Company’s conventional debt borrowing rate at the date of issuance.
(4)	The exchange rate, exchange price, and the number of shares of Kilroy Realty Corporation’s common stock to be delivered upon exchange are subject to adjustment under certain circumstances including increases in Kilroy Realty Corporation’s common dividends.

Tender Offer for the 3.25% Exchangeable Notes

In June 2010, the Company repurchased 3.25% Exchangeable Notes with an aggregate stated principal amount of $150.0 million for approximately $151.1 million in cash, including transaction costs, pursuant to a tender offer. As a result of the transaction, the Company recorded a net loss on early extinguishment of debt of approximately $4.6 million and charged approximately $2.7 million, representing the amount of the cash repurchase proceeds allocated to the equity component, to additional paid-in capital.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest Expense for the Exchangeable Notes

The unamortized discount on the Exchangeable Notes is accreted as additional interest expense from the date of issuance through the maturity date of the applicable Exchangeable Notes. The following table summarizes the total interest expense attributable to the Exchangeable Notes based on the effective interest rates set forth above, before the effect of capitalized interest, for the six months ended June 30, 2010 and 2009:

	Six Months Ended June 30,
	2010	2009
	(in thousands)
Contractual interest payments	$8,495	$7,475
Amortization of discount	4,679	4,240

Interest expense attributable to the Exchangeable Notes	$13,174	$11,715

The trading price of Kilroy Realty Corporation’s common stock on the New York Stock Exchange (“NYSE”) was below the exchange price of the then-outstanding Exchangeable Notes as of both June 30, 2010 and December 31, 2009 and, therefore, the exchange option was out-of-the-money at these dates.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capped Call Transactions

In connection with each of the Exchangeable Notes offerings, the Company entered into capped call option transactions to mitigate the dilutive impact on the Company of the potential conversion of the Exchangeable Notes. The following table summarizes the Company’s capped call option positions as of June 30, 2010 and December 31, 2009:

	3.25% Exchangeable Notes(1)		4.25% Exchangeable Notes(2)
Referenced shares of Kilroy Realty Corporation’s common stock	2,257,569	(3)	4,800,796
Exchange price including effect of capped calls	$102.72		$42.81

(1)	The capped calls mitigate the dilutive impact on the Company of the potential exchange of two-thirds of the 3.25% Exchangeable Notes into shares of Kilroy Realty Corporation’s common stock.
(2)	The capped calls mitigate the dilutive impact on the Company of the potential exchange of all of the 4.25% Exchangeable Notes into shares of Kilroy Realty Corporation’s common stock.
(3)	In connection with the Company’s June 2010 repurchase of $150.0 million of aggregate stated principal of the 3.25% Exchangeable Notes, in July 2010 the Company terminated capped calls in proportion to the debt repurchased. Subsequent to the termination, the Company had capped calls that referenced 1,121,201 shares of Kilroy Realty Corporation’s common stock.

Debt Covenants and Restrictions

As of June 30, 2010 the Credit Facility, the unsecured senior notes, and certain other secured debt arrangements contained covenants and restrictions requiring the Company to meet certain financial ratios and reporting requirements. Some of the more restrictive existing financial covenants include a maximum ratio of total debt to total asset value, a fixed charge coverage ratio, an interest coverage ratio, a minimum consolidated tangible net worth, a minimum unencumbered asset pool value to unsecured debt ratio and a minimum unsecured debt ratio. The New Credit Facility also contains covenants and restrictions requiring the Company to meet certain financial ratios and reporting requirements. In addition, one of the Company’s loan covenants prohibits Kilroy Realty Corporation from paying dividends in excess of 95% of funds from operations (“FFO”). Noncompliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the associated debt becoming immediately due and payable. The Company was in compliance with all of its debt covenants as of June 30, 2010.

Debt Maturities

The following table summarizes the stated debt maturities and scheduled amortization payments, excluding debt discounts, as of June 30, 2010:

Year Ending	(in thousands)
Remaining 2010	$64,139
2011	225,028	(1)
2012	304,302
2013	3,248
2014	258,979
Thereafter	326,274

Total	$1,181,970	(2)

(1)	In April 2010, the Company exercised an option to extend the maturity date of the Credit Facility from April 2010 to April 2011. Of the total $225.0 million scheduled to mature in 2011, $150.0 million is related to the Credit Facility.
(2)	Includes the full principal balance of the Company’s debt instruments. On the Company’s consolidated balance sheets as of June 30, 2010, the Exchangeable Notes, $250.0 million of unsecured senior notes, and $52.0 million of secured debt are presented net of unamortized discounts of approximately $23.9 million, $2.1 million, and $0.9 million, respectively.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capitalized Interest and Loan Fees

        The following table sets forth the Company’s gross interest expense, including debt discounts and loan cost amortization, net of capitalized interest for the six months ended June 30, 2010 and 2009. The capitalized amounts are a cost of development and increase the carrying value of undeveloped land and construction in progress.

	Six Months Ended June 30,
	2010	2009
	(in thousands)
Gross interest expense	$30,437	$28,451
Capitalized interest	(5,393)	(4,336)

Interest expense	$25,044	$24,115

6. Common Units

Common Units Outstanding

Kilroy Realty Corporation owned 52,296,219 and 43,148,762 common units representing a 96.7% and 96.2% common general partnership interest in the Company as of June 30, 2010, and both December 31, 2009 and June 30, 2009, respectively. The remaining 1,723,131 common units outstanding representing a 3.3% and 3.8% common limited partnership interest as of June 30, 2010, and both December 31, 2009 and June 30, 2009, respectively, was owned by certain of Kilroy Realty Corporation’s executive officers and directors, certain of the Company’s affiliates, and other outside investors.

The common units owned by the common limited partners may be redeemed for cash. The Company, at its option, may satisfy the cash redemption obligation with shares of the Kilroy Realty Corporation’s common stock on a one-for-one basis. Whether satisfied in cash or shares of Kilroy Realty Corporation’s common stock, the value for each common unit upon redemption is the amount equal to the average of the closing quoted price per share of Kilroy Realty Corporation’s common stock, par value $.01 per share, as reported on the NYSE for the ten trading days immediately preceding the applicable balance sheet date. The aggregate value upon redemption of the then-outstanding common units held by common limited partners was $55.0 million and $53.6 million as of June 30, 2010 and December 31, 2009, respectively. This redemption value does not necessarily represent the amount that would be distributed with respect to each common unit in the event of a termination or liquidation of the Company and Kilroy Realty Corporation. In the event of a termination or liquidation of the Company and Kilroy Realty Corporation, it is expected in most cases that each common unit would be entitled to a liquidating distribution equal to the amount payable with respect to each share of Kilroy Realty Corporation’s common stock.

Issuance of Common Units

In April 2010, Kilroy Realty Corporation completed an underwritten public offering of 9,200,000 shares of its common stock. The net offering proceeds, after deducting underwriting discounts and commissions and offering expenses, were approximately $299.8 million, which were contributed by Kilroy Realty Corporation to the Company in exchange for 9,200,000 common units. The Company used a portion of the net proceeds from the offering to fund acquisitions, repay borrowings on the Credit Facility, and for general corporate purposes.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Share-Based Compensation

Stockholder Approved Equity Compensation Plans

At June 30, 2010, the Company and Kilroy Realty Corporation had one share-based incentive compensation plan, the Kilroy Realty 2006 Incentive Award Plan as amended (the “2006 Plan”). In May 2010, Kilroy Realty Corporation’s stockholders approved the fourth amendment to the 2006 Plan. The amendment increased the number of shares of Kilroy Realty Corporation’s stock authorized under the 2006 Plan by 2,990,000 shares such that the total aggregate number of shares available for issuance pursuant to the 2006 Plan is 6,120,000. It also made certain changes regarding how awards are counted prospectively against the number of shares available for issuance under the 2006 Plan. As of June 30, 2010, 4,421,286 shares remained available for grant under the 2006 Plan. The number of shares that remains available for grant is calculated using the weighted share counting provisions set forth in the 2006 Plan, which are based on the type of awards that are granted. The maximum number of shares available for grant subject to full value awards (which generally include equity awards other than options and stock appreciation rights) was 1,514,139 shares as of June 30, 2010.

Summary of Nonvested Shares

A summary of the status of nonvested shares as of January 1, 2010 and changes during the six months ended June 30, 2010 is presented below:

Nonvested Shares	Shares	Weighted- Average Grant Date Fair Value
Nonvested at January 1, 2010	88,473	$59.05
Granted	3,239	30.88
Vested	(16,358)	46.63

Nonvested as of June 30, 2010	75,354	$60.54

During the six months ended June 30, 2010 and 2009, 3,239 and 4,958 nonvested shares, respectively were issued. The weighted-average grant-date fair value per share for nonvested shares granted during the six months ended June 30, 2010 and 2009 was $30.88 and $20.17, respectively. In addition, during the six months ended June 30, 2009, 51,040 shares of Kilroy Realty Corporation common stock were issued under a share-based compensation program that were fully vested upon issuance. The grant date fair value per share of this award was $26.94.

The total fair value of shares that vested during the six months ended June 30, 2010 and 2009 was $0.5 million and $0.3 million, respectively, which was calculated based on the quoted closing share price of Kilroy Realty Corporation’s common stock on the NYSE on the applicable date of vesting.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary of Restricted Stock Units

A summary of the status of the restricted stock units (“RSUs”) as of January 1, 2010 and changes during the six months ended June 30, 2010, is presented below:

	Nonvested RSUs		Vested RSUs	Total RSUs
	Amount	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2010	269,294	$26.81	362,037	631,331
Granted	159,606	30.24	—	159,606
Vested	(23,564)	25.46	23,564	—
Issuance of dividend equivalents(1)	—	—	14,870	14,870
Cancelled(2)	—	—	(9,858)	(9,858)

Outstanding as of June 30, 2010	405,336	$28.24	390,613	795,949

(1)	RSUs issued as dividend equivalents are vested upon issuance.
(2)	The Company accepts the return of RSUs, at the current quoted market price of Kilroy Realty Corporation’s common stock, to satisfy minimum statutory tax-withholding requirements related to either RSUs that have vested or RSU dividend equivalents in accordance with the terms of the 2006 Plan.

During the six months ended June 30, 2010 and 2009, 159,606 and 589,805 nonvested RSUs were issued, respectively. The weighted-average grant-date fair value per share for nonvested RSUs granted during the six months ended June 30, 2010 and 2009 was $30.24 and $26.71, respectively.

The total fair value of the RSUs that vested during the six months ended June 30, 2010 and 2009, excluding the vested RSUs issued as dividend equivalents, was $0.7 million and $0.1 million, respectively, which was calculated based on the quoted closing share price of Kilroy Realty Corporation’s common stock on the NYSE on the day of vesting.

Compensation Cost Recorded During the Period

The total compensation cost for all share-based compensation programs was $4.3 million and $6.1 million for the six months ended June 30, 2010 and 2009, respectively. Of the total share-based compensation cost, $0.7 million and $0.5 million was capitalized as part of real estate assets for the six months ended June 30, 2010 and 2009, respectively. As of June 30, 2010, there was approximately $8.1 million of total unrecognized compensation cost related to nonvested incentive awards granted under share-based compensation arrangements that is expected to be recognized over a weighted-average period of 1.4 years. The remaining compensation cost related to these nonvested incentive awards had been recognized in periods prior to June 30, 2010.

The $8.1 million of unrecognized compensation cost does not reflect the potential future compensation cost for the approved executive officer share-based compensation programs under which share-based awards have not yet been granted as of June 30, 2010. These programs have a performance period that precedes the grant date. The Company recorded approximately $0.9 million related to these programs for the six months ended June 30, 2010, which is included in the total $4.3 million compensation cost discussed above.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Fair Value of Financial Instruments

Financial Instruments Reported at Fair Value

The only financial instruments recorded at fair value in the Company’s consolidated financial statements are the marketable securities related to the Kilroy Realty Corporation 2007 Deferred Compensation Plan (the “Deferred Compensation Plan”). The following table sets forth the fair value of the Company’s marketable securities as of June 30, 2010 and December 31, 2009:

	Fair Value (Level 1)(1)
Description	June 30, 2010	December 31, 2009
	(in thousands)
Marketable Securities	$4,087	$3,452

(1)	Based on quoted prices in active markets for identical securities.

Financial Instruments Disclosed at Fair Value

The following table sets forth the carrying value and the fair value of the Company’s remaining financial assets and liabilities as of June 30, 2010 and December 31, 2009:

	June 30, 2010		December 31, 2009
Description	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)
Assets
Note receivable	$10,603	$10,603	$10,679	$10,849
Liabilities
Secured debt	316,570	335,227	294,574	297,189
Exchangeable notes	296,660	310,099	436,442	435,351
Unsecured senior notes	391,888	397,507	144,000	142,828
Credit Facility	150,000	147,768	97,000	96,250

9. Future Minimum Rent

The Company has operating leases with tenants that expire at various dates through 2027 and are either subject to scheduled fixed increases or adjustments in rent based on the Consumer Price Index. Generally, the leases grant tenants renewal options. Leases also provide for additional rents based on certain operating expenses. Future contractual minimum rent under operating leases as of June 30, 2010 for future periods is summarized as follows:

Year Ending	(in thousands)
Remaining 2010	$123,736
2011	249,725
2012	239,397
2013	218,322
2014	194,694
Thereafter	633,223

Total	$1,659,097

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Commitments and Contingencies

In March 2008, Newgen Results Corporation (“Newgen”) attempted to surrender the leased premises at one of the Company’s Office Properties and ceased paying rent prior to the end of the lease term. Newgen signed the original lease for the property in 2000 and was subsequently acquired by Teletech Holdings, Inc. (“Teletech”). The Company refused to accept a surrender of the premises and has initiated legal action against Teletech and Newgen for past due rent and future rent as it becomes due and owing. The Company is actively pursuing this matter and is in discovery, with a trial currently scheduled for the third quarter of 2010. In the event there is ultimately an unfavorable result to the Company, the Company believes that there could potentially be a negative noncash impact to the Company’s results of operations ranging between $0 and approximately $3.5 million, primarily related to the deferred rent receivable balance for this tenant as of June 30, 2010. The Company stopped recognizing revenue associated with this lease as of April 1, 2008.

11. Segment Disclosure

The Company’s reportable segments consist of the two types of commercial real estate properties for which the Company’s chief operating decision-makers internally evaluate operating performance and financial results: Office Properties and Industrial Properties. The Company also has certain corporate level activities including legal administration, accounting, finance, and management information systems, which are not considered separate operating segments.

The Company evaluates the performance of its segments based upon net operating income. “Net Operating Income” is defined as operating revenues (rental income, tenant reimbursements, and other property income) less property and related expenses (property expenses, real estate taxes, ground leases, and provisions for bad debts) and excludes other nonproperty income and expenses, interest expense, depreciation and amortization, and corporate general and administrative expenses. There is no intersegment activity.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables reconcile the Company’s segment activity to its consolidated results of operations for the six months ended June 30, 2010 and 2009, and its consolidated financial position as of June 30, 2010 and December 31, 2009:

	Six Months Ended June 30,
	2010	2009
	(in thousands)
Office Properties:
Operating revenues(1)	$124,320	$126,248
Property and related expenses	35,759	34,673

Net Operating Income	88,561	91,575

Industrial Properties:
Operating revenues(1)	14,915	17,313
Property and related expenses	3,648	3,492

Net Operating Income	11,267	13,821

Total Reportable Segments:
Operating revenues(1)	139,235	143,561
Property and related expenses	39,407	38,165

Net Operating Income	$99,828	$105,396

Reconciliation to Consolidated Net Income Available to Common Unitholders:
Total Net Operating Income for reportable segments	$99,828	$105,396
Unallocated (expenses) income:
Interest income and other net investment gains	366	573
Interest expense	(25,044)	(24,115)
Loss on early extinguishment of debt	(4,564)	—
General and administrative expenses	(13,823)	(14,361)
Acquisition-related expenses	(1,270)	—
Depreciation and amortization	(44,660)	(44,640)

Income from continuing operations	10,833	22,853
Income from discontinued operations	—	2,261

Net income	10,833	25,114
Net income attributable to noncontrolling interests in consolidated subsidiaries	(96)	(133)

Net income attributable to Kilroy Realty, L.P.	10,737	24,981
Preferred distributions	(7,598)	(7,598)

Net income available to common unitholders	$3,139	$17,383

(1)	All operating revenues are comprised of amounts received from third-party tenants.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	June 30, 2010	December 31, 2009
	(in thousands)
Assets:
Office Properties:
Land, buildings, and improvements, net	$1,888,131	$1,498,427
Undeveloped land and construction in progress	271,268	263,608
Total assets(2)	2,328,189	1,878,004

Industrial Properties:
Land, buildings, and improvements, net	149,964	152,072
Total assets(2)	163,192	165,563

Total Reportable Segments:
Land, buildings, and improvements, net	2,038,095	1,650,499
Undeveloped land and construction in progress	271,268	263,608
Total assets(2)	2,491,381	2,043,567

Reconciliation to Consolidated Assets:
Total assets for reportable segments	2,491,381	2,043,567
Other unallocated assets:
Cash and cash equivalents	29,428	9,883
Restricted cash	3,485	2,059
Marketable securities	4,087	3,452
Note receivable	10,603	10,679
Deferred financing costs, net	10,078	8,334
Prepaid expenses and other assets, net	7,447	6,307

Total consolidated assets(1)	$2,556,509	$2,084,281

(1)	Total consolidated assets and total assets for reportable segments have increased by a material amount due to acquisitions completed during the six months ended June 30, 2010 (see Note 2).
(2)	Includes land, buildings, and improvements, undeveloped land and construction in progress, current receivables, deferred rent receivable and deferred leasing costs, and acquisition-related intangible assets, all shown on a net basis.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Net Income Available to Common Unitholders Per Unit

The following table reconciles the numerator and denominator of the basic and diluted per-unit computations for net income available to common unitholders for the six months ended June 30, 2010 and 2009:

	Six Months Ended June 30,
	2010	2009
	(in thousands, except unit and per unit amounts)
Numerator:
Income from continuing operations	$10,833	$22,853
Income from continuing operations attributable to noncontrolling interests in consolidated subsidiaries	(96)	(133)
Preferred distributions	(7,598)	(7,598)
Allocation to participating securities (nonvested shares and RSUs)	(604)	(303)

Numerator for basic and diluted income from continuing operations available to common unitholders	$2,535	$14,819
Discontinued operations	—	2,261
Allocation of income from discontinued operations to participating securities (nonvested shares and RSUs)	—	(45)

Numerator for basic and diluted net income available to common unitholders	$2,535	$17,035

Denominator:
Basic weighted average vested units outstanding	48,397,625	36,143,799
Effect of dilutive securities—stock options and contingently issuable units	3,356	26,323

Diluted weighted average vested units and common unit equivalents outstanding	48,400,981	36,170,122

Basic earnings per unit:
Income from continuing operations available to common unitholders per unit	$0.05	$0.41
Discontinued operations per common unit	—	0.06

Net income available to common unitholders per unit	$0.05	$0.47

Diluted earnings per unit:
Income from continuing operations available to common unitholders per unit	$0.05	$0.41
Discontinued operations per common unit	—	0.06

Net income available to common unitholders per unit	$0.05	$0.47

As of June 30, 2010 and 2009, the effect of the assumed exchange of the Exchangeable Notes was not included in the net income available to common unitholders per unit calculation as it was antidilutive to income from continuing operations available to common unitholders.

13. Subsequent Events

On July 16, 2010, aggregate distributions, and dividend equivalents of $19.2 million were paid to common unitholders and RSU holders of record on June 30, 2010.

In July 2010, the Company received cash for the entire outstanding principal balance of its note receivable.

In August 2010, the Company entered into the New Credit Facility and used borrowings under the New Credit Facility to repay, and then terminate, the Credit Facility (see Note 5).

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Pro Forma Results

The following unaudited pro forma consolidated results of operations for the six months ended June 30, 2010 and 2009 assumes that the acquisition of 303 Second Street, San Francisco, California, was completed as of January 1, 2010 and 2009, respectively:

	Six Months Ended June 30,
	2010	2009
Revenues	$149,133	$156,917
Net income available to common unitholders	5,582	21,761
Net income available to common unitholders per unit—basic	$0.10	$0.59
Net income available to common unitholders per unit—diluted	$0.10	$0.59

Pro forma data may not be indicative of the results that would have been reported had the acquisition actually occurred as of January 1, 2010 and 2009, respectively, nor does it intend to be a projection of future results.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

Kilroy Realty, L.P.

Los Angeles, California

We have audited the accompanying consolidated balance sheets of Kilroy Realty, L.P. (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, capital, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2009, the Company adopted new accounting provisions with respect to exchangeable debt instruments and noncontrolling interests and retrospectively adjusted all periods presented in the financial statements.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

June 10, 2010 (August 17, 2010 as to the subsequent events described in Note 18)

KILROY REALTY, L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands, except unit data)

	December 31,
	2009	2008
ASSETS
REAL ESTATE ASSETS (Note 15):
Land and improvements	$335,932	$336,874
Buildings and improvements	1,920,543	1,889,833
Undeveloped land and construction in progress	263,608	248,889

Total real estate held for investment	2,520,083	2,475,596
Accumulated depreciation and amortization	(605,976)	(532,769)

Total real estate assets, net	1,914,107	1,942,827

CASH AND CASH EQUIVALENTS	9,883	9,553
RESTRICTED CASH	2,059	672
MARKETABLE SECURITIES (Notes 9 and 12)	3,452	1,888
CURRENT RECEIVABLES, NET (Note 2)	3,236	5,753
DEFERRED RENT RECEIVABLES, NET (Note 2)	74,392	67,144
NOTE RECEIVABLE	10,679	10,824
DEFERRED LEASING COSTS AND ACQUISITION-RELATED INTANGIBLES, NET (Note 3)	51,832	53,539
DEFERRED FINANCING COSTS, NET (Note 2)	8,334	5,883
PREPAID EXPENSES AND OTHER ASSETS, NET	6,307	4,835

TOTAL ASSETS	$2,084,281	$2,102,918

LIABILITIES AND CAPITAL
LIABILITIES:
Secured debt (Note 4)	$294,574	$316,456
Exchangeable senior notes, net (Note 4)	436,442	429,892
Unsecured senior notes (Note 4)	144,000	144,000
Unsecured line of credit (Note 4)	97,000	252,000
Accounts payable, accrued expenses and other liabilities (Note 9)	52,533	55,066
Accrued distributions (Note 7)	17,136	21,421
Deferred revenue and acquisition-related liabilities (Note 5)	66,890	76,219
Rents received in advance and tenant security deposits	18,230	19,340

Total liabilities	1,126,805	1,314,394

COMMITMENTS AND CONTINGENCIES (Note 11)

7.45% SERIES A CUMULATIVE REDEEMABLE PREFERRED UNITS (NOTE 6)	73,638	73,638

CAPITAL (Notes 6 and 7):
Partners’ Capital:
7.80% Series E Cumulative Redeemable Preferred units, 1,610,000 units issued and outstanding ($40,250 liquidation preference)	38,425	38,425
7.50% Series F Cumulative Redeemable Preferred units, 3,450,000 units issued and outstanding ($86,250 liquidation preference)	83,157	83,157
Common units, 43,148,762 and 33,086,148 held by the general partner and 1,723,131 and 1,753,729 held by common limited partners issued and outstanding, respectively	760,756	591,394
Noncontrolling interests in consolidated subsidiaries	1,500	1,910

Total capital	883,838	714,886

TOTAL LIABILITIES AND CAPITAL	$2,084,281	$2,102,918

See accompanying notes to consolidated financial statements.

KILROY REALTY, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except unit and per unit data)

	Year Ended December 31,
	2009	2008	2007
REVENUES:
Rental income	$247,649	$251,520	$229,126
Tenant reimbursements	28,075	30,986	25,272
Other property income (Note 13)	3,710	6,849	3,478

Total revenues	279,434	289,355	257,876

EXPENSES:
Property expenses	49,709	48,861	43,276
Real estate taxes	24,330	22,063	19,495
Provision for bad debts	569	4,051	473
Ground leases (Note 11)	1,597	1,617	1,582
General and administrative expenses (Note 13)	39,938	38,260	36,580
Interest expense (Notes 2 and 4)	46,119	45,346	40,762
Depreciation and amortization (Notes 2 and 3)	87,627	83,215	72,754

Total expenses	249,889	243,413	214,922

OTHER INCOME (LOSS):
Interest income and other investment gains (losses) (Note 12)	1,300	(93)	1,606
Gain on early extinguishment of debt (Notes 2 and 4)	4,909	—	—

Total other income (loss)	6,209	(93)	1,606

INCOME FROM CONTINUING OPERATIONS	35,754	45,849	44,560

DISCONTINUED OPERATIONS (Note 15)
Revenues from discontinued operations	—	812	10,908
Expenses from discontinued operations	(224)	16	(6,656)
Net gain on dispositions of discontinued operations	2,485	234	74,505

Total income from discontinued operations	2,261	1,062	78,757

NET INCOME	38,015	46,911	123,317
Net income attributable to noncontrolling interests in consolidated subsidiaries	(201)	(237)	(324)

NET INCOME ATTRIBUTABLE TO KILROY REALTY, L.P.	37,814	46,674	122,993

PREFERRED DISTRIBUTIONS	(15,196)	(15,196)	(15,196)

NET INCOME AVAILABLE TO COMMON UNITHOLDERS	$22,618	$31,478	$107,797

Income from continuing operations available to common unitholders per unit—basic (Notes 16 and 17)	$0.47	$0.87	$0.81

Income from continuing operations available to common unitholders per unit—diluted (Notes 16 and 17)	$0.47	$0.87	$0.81

Net income available to common unitholders per unit—basic (Notes 16 and 17)	$0.53	$0.90	$3.09

Net income available to common unitholders per unit—diluted (Notes 16 and 17)	$0.53	$0.90	$3.09

Weighted average common units outstanding—basic (Note 16)	40,436,196	34,531,779	34,615,769

Weighted average common units outstanding—diluted (Note 16)	40,463,221	34,606,060	34,644,738

Distributions declared per common unit	$1.63	$2.32	$2.22

See accompanying notes to consolidated financial statements.

KILROY REALTY, L.P.

CONSOLIDATED STATEMENTS OF CAPITAL

(in thousands, except unit and per unit data)

	Partners’ Capital
	Preferred Units	Number of Common Units	Common Units	Total Partners’ Capital	Noncontrolling Interest in Consolidated Subsidiaries	Total Capital
BALANCE AT DECEMBER 31, 2006	$121,582	34,717,410	$590,752	$712,334	$1,590	$713,924
Net income			122,993	122,993	324	123,317
Repurchase of common units		(32,515)	(2,631)	(2,631)		(2,631)
Issuance of share-based compensation awards		269,323	2,970	2,970		2,970
Noncash amortization of share-based compensation			12,567	12,567		12,567
Exercise of stock options		1,000	29	29		29
Equity component of 3.25% Exchangeable Notes (Note 2)			38,692	38,692		38,692
Cost of capped call options (Note 4)			(29,050)	(29,050)		(29,050)
Other			49	49	(49)	—
Preferred distributions			(15,196)	(15,196)		(15,196)
Distributions declared per common unit ($2.22 per unit)			(77,588)	(77,588)		(77,588)

BALANCE AT DECEMBER 31, 2007	121,582	34,955,218	643,587	765,169	1,865	767,034
Net income			46,674	46,674	237	46,911
Repurchase of common units (Note 7)		(300,586)	(14,798)	(14,798)		(14,798)
Issuance of share-based compensation awards		184,245	2,167	2,167		2,167
Noncash amortization of share-based compensation			9,630	9,630		9,630
Exercise of stock options		1,000	21	21		21
Other			192	192	(192)	—
Preferred distributions			(15,196)	(15,196)		(15,196)
Distributions declared per common unit ($2.32 per unit)			(80,883)	(80,883)		(80,883)

BALANCE AT DECEMBER 31, 2008	121,582	34,839,877	591,394	712,976	1,910	714,886
Net income			37,814	37,814	201	38,015
Issuance of common units (Note 7)		10,062,500	191,672	191,672		191,672
Repurchase of common units		(86,482)	(2,725)	(2,725)		(2,725)
Issuance of share-based compensation awards		55,998	7,753	7,753		7,753
Noncash amortization of share-based compensation (Note 8)			12,338	12,338		12,338
Allocation to the equity component of cash paid upon repurchase of 4.25% Exchangeable Notes (Notes 2 and 4)			19,835	19,835		19,835
Cost of capped call options (Note 4)			(12,127)	(12,127)		(12,127)
Repurchase of 3.25% Exchangeable Notes equity component (Note 4)			(2,323)	(2,323)		(2,323)
Other			611	611	(611)	—
Preferred distributions			(15,196)	(15,196)		(15,196)
Distributions declared per common unit ($1.63 per unit)			(68,290)	(68,290)		(68,290)

BALANCE AS OF DECEMBER 31, 2009	$121,582	44,871,893	$760,756	$882,338	$1,500	$883,838

See accompanying notes to consolidated financial statements.

KILROY REALTY, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$38,015	$46,911	$123,317
Adjustments to reconcile net income to net cash provided by operating activities (including discontinued operations):
Depreciation and amortization of building and improvements and leasing costs	86,825	82,491	73,708
Increase in provision for uncollectible tenant receivables	906	675	173
(Decrease) increase in provision for uncollectible deferred rent receivables	(337)	3,376	300
Depreciation of furniture, fixtures and equipment	827	784	840
Noncash amortization of share-based compensation awards	12,253	15,185	15,137
Noncash amortization of deferred financing costs and exchangeable debt discounts	10,171	8,146	6,155
Noncash amortization of above/below market rents	(359)	(633)	(1,831)
Net gain on dispositions of discontinued operations (Note 15)	(2,485)	(234)	(74,505)
Noncash amortization of deferred revenue related to tenant-funded tenant improvements (Note 5)	(9,757)	(11,310)	(4,328)
Gain on early extinguishment of debt (Note 4)	(4,909)
Other		(634)	(259)
Changes in assets and liabilities:
Marketable securities (Notes 9 and 12)	(1,564)	(1,181)	(707)
Current receivables	1,611	(1,537)	726
Deferred rent receivables	(6,911)	(3,237)	(7,126)
Deferred leasing costs	(1,013)	(16)	(1,620)
Prepaid expenses and other assets	(897)	(628)	(752)
Accounts payable, accrued expenses and other liabilities	4,374	(836)	9,895
Deferred revenue	(675)	6,252	7,048
Rents received in advance and tenant security deposits	(1,110)	907	1,329

Net cash provided by operating activities	124,965	144,481	147,500

CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for operating properties	(35,532)	(24,980)	(38,043)
Expenditures for development and redevelopment properties and undeveloped land	(18,633)	(69,774)	(191,862)
Acquisitions of redevelopment properties and undeveloped land			(157,005)
Net proceeds received from dispositions of operating properties (Note 15)	4,933	275	89,992
Proceeds received from completion of Section 1031 Exchange			43,794
Proceeds from termination of profit participation agreement (Note 15)			4,848
Insurance proceeds received for property casualty loss		634	141
Increase in restricted cash	(1,387)	(126)	(52)
Decrease in escrow deposits			3,000
Receipt of principal payments on note receivable	145	146	126
Proceeds from sales of marketable securities			259

Net cash used in investing activities	(50,474)	(93,825)	(244,802)

KILROY REALTY, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(unaudited, in thousands)

	Year Ended December 31,
	2009	2008	2007

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of exchangeable senior notes (Note 4)	172,500		455,400
Cost of capped call options (Note 4)	(12,127)		(29,050)
Repurchase of exchangeable senior notes (Note 4)	(150,390)
Borrowings on unsecured line of credit	142,000	163,500	246,000
Repayments on unsecured line of credit	(297,000)	(22,500)	(411,000)
Principal payments on secured debt	(21,766)	(82,932)	(63,286)
Financing costs	(9,325)	(857)	(6,591)
Net proceeds from issuance of common units (Note 7)	191,672

	Year Ended December 31,
	2009	2008	2007
Repurchase of common units (Note 7)	(2,725)	(14,798)	(2,631)
Proceeds from exercise of stock options		21	29
Distributions paid to common unitholders	(71,804)	(80,073)	(76,589)
Distributions paid to preferred unitholders	(15,196)	(15,196)	(15,196)

Net cash (used in) provided by financing activities	(74,161)	(52,835)	97,086

Net increase (decrease) in cash and cash equivalents	330	(2,179)	(216)
Cash and cash equivalents, beginning of year	9,553	11,732	11,948

Cash and cash equivalents, end of year	$9,883	$9,553	$11,732

	Year Ended December 31,
	2009	2008	2007
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid for interest, net of capitalized interest of $7,381, $14,804 and $16,760 as of December 31, 2009, 2008 and 2007, respectively	$36,808	$37,638	$32,504

NONCASH INVESTING TRANSACTIONS:
Accrual for expenditures for operating properties and development and redevelopment properties	$11,222	$8,055	$11,398

Tenant improvements funded directly by tenants to third-parties (Note 5)	$1,480	$22,749	$33,079

Noncash receipt of marketable securities in connection with a lease termination			$259

NONCASH FINANCING TRANSACTIONS:
Accrual of distributions payable to common unitholders (Note 7)	$15,705	$20,211	$19,400

Accrual of distributions payable to preferred unitholders (Notes 6 and 7)	$1,909	$1,909	$1,909

Issuance of share-based compensation awards (Note 8)	$18,001	$10,059	$23,632

Accrual of public facility bond obligation (Note 4)		$3,476

See accompanying notes to consolidated financial statements.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Years Ended December 31, 2009

1. Organization and Ownership

Organization

Kilroy Realty, L.P. (the “Company”), a Delaware limited partnership, is the entity through which Kilroy Realty Corporation, a self-administered real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), conducts substantially all of its operations and owns (either directly or through subsidiaries) substantially all of its assets. Kilroy Realty Corporation is the sole general partner of the Company and owned a 96.2% and 95.0% general partnership interest as of December 31, 2009 and 2008, respectively. The remaining 3.8% and 5.0% common limited partnership interest in the Company as of December 31, 2009 and 2008, respectively, was owned by certain of Kilroy Realty Corporation’s executive officers and directors, certain of the Company’s affiliates, and other outside investors. The common limited partners have certain redemption rights as provided in the Fifth Amended and Restated Agreement of Limited Partnership (as amended, the “Partnership Agreement”) (see Note 7.) Both the general and common limited partnership interests are denominated in common units. The number of common units held by Kilroy Realty Corporation at all times is equivalent to the number of outstanding shares of Kilroy Realty Corporation’s common stock and the entitlements of all the common units to quarterly distributions and payments in liquidation mirror those of Kilroy Realty Corporation common stockholders. Kilroy Realty Corporation’s common stock is publicly traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “KRC”.

The Company owns, operates, develops, and acquires office and industrial real estate located in California. As of December 31, 2009, the Company’s stabilized portfolio of operating properties was comprised of 93 office buildings (the “Office Properties”) and 41 industrial buildings (the “Industrial Properties”), which encompassed an aggregate of approximately 8.7 million and 3.7 million rentable square feet, respectively. As of December 31, 2009, the Office Properties were approximately 80.6% leased to 286 tenants, and the Industrial Properties were approximately 88.2% leased to 58 tenants. All of these properties are located in Southern California.

The Company’s stabilized portfolio excludes undeveloped land, development and redevelopment properties under construction, “lease-up” properties, and one industrial property that the Company is in the process of reentitling for residential use. The Company defines “lease-up” properties as properties recently developed or redeveloped by the Company that have not yet reached 95% occupancy and are within one year following cessation of major construction activities. During the year ended December 31, 2009, the Company added one development property, which encompasses approximately 51,000 rentable square feet of new medical office space, to the Company’s stabilized portfolio since one year had passed since cessation of major construction activities. During the year ended December 31, 2008, the Company added three development properties and two redevelopment properties, which in aggregate encompass approximately 560,000 rentable square feet of new office space, to the Company’s stabilized portfolio.

The Company owns its interests in all of its Office Properties and Industrial Properties either directly or through its subsidiaries, including Kilroy Realty Finance Partnership, L.P. (the “Finance Partnership”) and Kilroy Realty Partners, L.P. Kilroy Realty Finance, Inc., a wholly-owned subsidiary of Kilroy Realty Corporation, is the sole general partner of the Finance Partnership and owns a 1.0% general partnership interest. The Company owns the remaining 99.0% limited partnership interest. Kilroy Realty Corporation owned a 1.0% general partnership interest in Kilroy Realty Partners, L.P., which was dissolved in 2009. The Company owned the remaining 99.0% limited partnership interest. The Company conducts substantially all of its development activities through Kilroy Services, LLC (“KSLLC”), a wholly-owned subsidiary. Unless otherwise indicated, all references to the Company include the Finance Partnership, KSLLC, and all wholly-owned subsidiaries of the Company. With the exception of the Finance Partnership, all of the Company’s subsidiaries are wholly-owned as of December 31, 2009.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation:

The consolidated financial statements of the Company include the consolidated financial position and results of operations of the Company, the Finance Partnership, Kilroy Realty Partners, L.P., KSLLC, and all wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Effective July 1, 2009, the Financial Accounting Standards Board Accounting Standards Codification (the “FASB Codification”) became the single source of authoritative generally accepted accounting principles (“GAAP”) in the United States of America. The FASB Codification reorganized the previous GAAP pronouncements into accounting topics, which are displayed using a single numerical structure. Certain SEC guidance is also included in the FASB Codification and follows a similar topical structure in separate SEC sections. Any technical references contained in the accompanying notes to consolidated financial statements correspond to the new FASB Codification references.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Significant Accounting Policies:

Operating Properties

Operating properties are generally carried at historical cost less accumulated depreciation. Properties held for sale are reported at the lower of the carrying value or the fair value less estimated cost to sell. The cost of operating properties includes the purchase price or development costs of the properties. Costs incurred for the renovation and betterment of the operating properties are capitalized to the Company’s investment in that property. Maintenance and repairs are charged to expense as incurred.

When evaluating properties to be held and used for potential impairment, the Company first evaluates whether there are any indicators of impairment for any of the Company’s properties. If any impairment indicators are present for a specific property, the Company then performs an undiscounted cash flow analysis and compares the net carrying amount of the property to the property’s estimated undiscounted future cash flow over the anticipated holding period. If the estimated undiscounted future cash flow is less than the net carrying amount of the property, the Company then performs an impairment loss calculation to determine if the fair value of the property is less than the net carrying value of the property. The Company’s impairment loss calculation compares the net carrying amount of the property to the property’s estimated fair value, which may be based on estimated discounted future cash flow calculations or third-party valuations or appraisals. The Company would recognize an impairment loss if the asset’s net carrying amount exceeds the asset’s estimated fair value. If the Company were to recognize an impairment loss, the estimated fair value of the asset would become its new cost basis. For a depreciable long-lived asset, the new cost basis would be depreciated (amortized) over the remaining useful life of that asset. The Company did not record any impairment losses during the years ended December 31, 2009, 2008, and 2007.

Development and Redevelopment Properties

All costs clearly associated with the acquisition, development, and construction of a development or redevelopment property are capitalized as project costs. In addition, the following costs are capitalized as project costs during periods in which activities necessary to get the property ready for its intended use are in progress: pre-construction costs essential to the development of the property, interest, real estate taxes, insurance, and internal compensation and administrative costs that are clearly related to the Company’s development or redevelopment activities.

The Company ceases capitalization on a development or redevelopment property either when the property has reached 95% occupancy, one year after cessation of major construction activities, or if activities necessary to get the property ready for its intended use have been suspended. For development or redevelopment properties with extended lease-up periods, the Company ceases capitalization and begins depreciation on the portion of the development or redevelopment property for which the Company has commenced revenue recognition.

Once major construction activity has ceased and the development or redevelopment property is in the lease-up phase, the costs capitalized to construction in progress are transferred to land and improvements, buildings and improvements, and deferred leasing costs on the Company’s consolidated balance sheets as the historical cost of the property.

Depreciation and Amortization of Buildings and Improvements

The cost of buildings and improvements and tenant improvements are depreciated using the straight-line method of accounting over the estimated useful lives set forth in the table below. Depreciation expense for buildings and improvements, including discontinued operations, for the three years ended December 31, 2009, 2008, and 2007 was $74.0 million, $68.8 million, and $61.1 million, respectively.

Asset Description	Depreciable Lives
Buildings and improvements	25 – 40 years
Tenant improvements	1 – 20 years	(1)

(1)	Tenant improvements are amortized over the shorter of the lease term or the estimated useful life.

Acquisitions

The Company records undeveloped land acquisitions at the purchase price paid and capitalizes the associated acquisition costs.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Effective January 1, 2009, the Company adopted new accounting provisions pertaining to operating property acquisitions. These new provisions, which the Company adopted on a prospective basis, did not impact the Company’s consolidated financial statements for the periods presented since the Company did not acquire any operating properties during the year ended December 31, 2009. The impact of the new provisions on future periods will ultimately depend on acquisition activity, but could be material in periods of increasing acquisition activity due to the new requirements to expense acquisition costs as incurred.

In accordance with the new provisions, the Company records the acquired assets and assumed liabilities of operating property acquisitions completed after January 1, 2009 at fair value at the acquisition date. The acquired assets and assumed liabilities for an operating property acquisition generally include but are not limited to: land, buildings and improvements, and identified tangible and intangible assets and liabilities associated with in-place leases, including tenant improvements, unamortized leasing commissions, value of above-market and below-market leases, acquired in-place lease values, and tenant relationships, if any.

The fair value of buildings and improvements, tenant improvements, and unamortized leasing commissions are based on current market replacement costs and other relevant market rate information. The fair value of land is derived from comparable sales of land within the same region.

The fair value of acquired in-place leases is derived based on management’s assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. The amount recorded for acquired in-place leases is included in deferred leasing costs and acquisition-related intangible assets in the balance sheet and amortized as an increase to depreciation and amortization expense over the remaining noncancelable term of the applicable leases.

The fair value of the above-market or below-market component of an acquired in-place lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term and (ii) management’s estimate of the rents that would be paid using fair market rental rates over the remaining term of the lease. The amounts recorded for above-market or below-market leases are included in other assets or acquisition-related liabilities in the balance sheet and are amortized on a straight-line basis as an increase or reduction of rental income over the remaining noncancelable term of the applicable leases.

Discontinued Operations and Properties Held for Sale

The revenues, expenses, and net gain on dispositions of operating properties and the revenues and expenses on properties classified as held for sale are reported in the consolidated statements of operations as discontinued operations for all periods presented through the date of the applicable disposition. The net gain (loss) on disposition is included in the period the property is sold. In determining whether the income (loss) and net gain (loss) on dispositions of operating properties is reported as discontinued operations, the Company evaluates whether it has any significant continuing involvement in the operations, leasing, or management of the sold property. If the Company were to determine that there was any significant continuing involvement, the income (loss) and net gain (loss) on dispositions of the operating property would not be recorded in discontinued operations.

A property is classified as held for sale when certain criteria are met, including but not limited to the availability of the asset for immediate sale, the existence of an active program to locate a buyer, and the probable sale or transfer of the asset within one year. At such time, the Company presents the applicable assets and liabilities related to the property held for sale, if material, separately on the balance sheet and ceases to record depreciation and amortization expense. Properties held for sale are reported at the lower of their carrying value or their estimated fair value less the estimated costs to sell. The Company did not have any properties classified as held for sale as of December 31, 2009 or 2008.

Revenue Recognition

The Company recognizes revenue from rent, tenant reimbursements, parking, and other revenue sources once all of the following criteria are met:

•	the agreement has been fully executed and delivered;

•	services have been rendered;

•	the amount is fixed or determinable; and

•	the collectability of the amount is reasonably assured.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Minimum annual rental revenues are recognized in rental revenues on a straight-line basis over the term of the related lease. Rental revenue recognition commences when the tenant takes possession or controls the physical use of the leased space. In order for the tenant to take possession, the leased space must be substantially ready for its intended use. To determine whether the leased space is substantially ready for its intended use, management evaluates whether the Company or the tenant is the owner of tenant improvements for accounting purposes. When management concludes that the Company is the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of the finished space, which is when such tenant improvements are substantially complete. In certain instances, when management concludes that the Company is not the owner (the tenant is the owner) of tenant improvements, rental revenue recognition begins when the tenant takes possession of or controls the space.

When management concludes that the Company is the owner of tenant improvements for accounting purposes, management records the cost to construct the tenant improvements as a capital asset. In addition, management records the cost of certain tenant improvements paid for or reimbursed by tenants as capital assets when management concludes that the Company is the owner of such tenant improvements. For these tenant improvements, management records the amount funded or reimbursed by tenants as deferred revenue, which is amortized as additional rental income over the term of the related lease.

When management concludes that the tenant is the owner of tenant improvements for accounting purposes, management records the Company’s contribution towards those improvements as a lease incentive, which is amortized as a reduction to rental revenue on a straight-line basis over the term of the lease.

Tenant Reimbursements

Reimbursements from tenants, consisting of amounts due from tenants for common area maintenance, real estate taxes, and other recoverable costs, are recognized as revenue in the period the expenses are incurred. Tenant reimbursements are recognized and recorded on a gross basis, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier, and has credit risk.

Other Property Income

Other property income primarily includes amounts recorded in connection with lease terminations. Lease termination fees are amortized over the remaining lease term, if applicable. If there is no remaining lease term, they are recognized when received and realized. Other property income also includes miscellaneous income from tenants, such as fees related to the restoration of leased premises to their original condition and fees for late rental payments.

Allowances for Uncollectible Tenant and Deferred Rent Receivables

As of December 31, 2009 and 2008, current receivables were carried net of an allowance for uncollectible amounts of $3.1 million and $4.0 million, respectively, and deferred rent receivables were carried net of an allowance for uncollectible accounts of $6.4 million and $7.3 million, respectively. Management’s determination of the adequacy of these allowances is based primarily upon evaluations of individual receivables, current economic conditions, historical loss experience, and other relevant factors. The allowances are increased or decreased through the provision for bad debts.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists of cash held as collateral to provide credit enhancement for the Company’s mortgage debt, including cash reserves for capital expenditures, tenant improvements, and property taxes.

Marketable Securities

Marketable securities reported in the Company’s consolidated balance sheets represent the assets held in connection with the Kilroy Realty Corporation 2007 Deferred Compensation Plan (the “Deferred Compensation Plan”) (see Note 9). The marketable securities are treated as trading securities for financial reporting purposes and are adjusted to fair value at the end of each accounting period, with the corresponding gains and losses recorded in interest income and other investment gains (losses).

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Deferred Leasing Costs

Costs incurred in connection with successful property leasing are capitalized as deferred leasing costs. Deferred leasing costs consist primarily of leasing commissions and also include certain internal payroll costs, which are amortized using the straight-line method of accounting over the lives of the leases which generally range from one to 20 years. Management reevaluates the remaining useful lives of leasing costs as the creditworthiness of the Company’s tenants and economic and market conditions change. If management determines that the estimated remaining life of a lease has changed, the Company adjusts the amortization period.

Deferred Financing Costs

Costs incurred in connection with debt financings are recorded as deferred financing costs. Deferred financing costs are generally amortized using the straight-line method of accounting, which approximates the effective interest method, over the contractual terms of the applicable financings. As of December 31, 2009 and 2008, deferred financing costs were reported net of accumulated amortization of $9.7 million and $7.7 million, respectively.

Exchangeable Debt Instruments

Effective January 1, 2009, the Company adopted new accounting provisions with respect to exchangeable debt instruments. This new guidance requires the initial proceeds from exchangeable debt that may be settled in cash, including partial cash settlements, to be bifurcated between a liability component and an equity component associated with the embedded conversion option. The objective of the guidance is to require the liability and equity components of exchangeable debt to be separately accounted for in a manner such that the interest expense on the exchangeable debt is not recorded at the stated rate of interest but rather at an effective rate that reflects the issuer’s conventional debt borrowing rate at the date of issuance. These new provisions were applied retrospectively to the Company’s financial statements to the April 2007 issuance date of the 3.25% Exchangeable Senior Notes (the “3.25% Exchangeable Notes”). The Company recorded the liability component of the 3.25% Exchangeable Notes at an initial fair value of $416.2 million and the equity component, net of issuance costs, at $38.7 million. The effect of the new guidance on the Company’s consolidated financial statements for all periods presented is shown in Note 17.

The Company calculates the liability component of exchangeable debt based on the present value of the contractual cash flows discounted at a comparable market conventional debt borrowing rate at the date of issuance. The difference between the principal amount and the fair value of the liability component is reported as a discount on the exchangeable debt that is accreted as additional interest expense from the issuance date through the contractual maturity date using the effective interest method. A portion of this additional interest expense is capitalized to the development and redevelopment balances qualifying for interest capitalization each period. The liability component of the exchangeable debt is reported net of discounts on the Company’s consolidated balance sheets.

The Company calculates the equity component of exchangeable debt based on the difference between the initial proceeds received from the issuance of the exchangeable debt and the fair value of the liability component at the issuance date. The equity component is included in partners’ capital, net of issuance costs, in the Company’s consolidated balance sheets. The Company allocates issuance costs for exchangeable debt between the liability and the equity components based on their relative values.

Effective January 1, 2009, the Company also adopted new accounting provisions, which provide additional guidance when evaluating whether a financial instrument or embedded feature is indexed to an entity’s own stock. The Company applied this new guidance to the 3.25% Exchangeable Notes and 4.25% Exchangeable Senior Notes (the “4.25% Exchangeable Notes” and, together with the 3.25% Exchangeable Notes, the “Exchangeable Notes”) and the related capped call option transactions and determined there was no impact to the Company’s consolidated financial statements.

Preferred Partnership Interests

The Company’s outstanding 1,500,000 7.45% Series A Preferred Units (“Series A Preferred Units”) are presented in the temporary equity section of the consolidated balance sheets after total liabilities and before capital and reported at redemption value, less issuance costs, given that the Series A Preferred Units contain a right of redemption at the option of the holders in the event of certain corporate events (see Note 6).

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

The Company’s outstanding 1,610,000 7.80% Series E Cumulative Redeemable Preferred Units (“Series E Preferred Units”) and outstanding 3,450,000 7.50% Series F Cumulative Redeemable Preferred Units (“Series F Preferred Units”) are presented in the permanent equity section of the consolidated balance sheets in partners’ capital, given that the Series E Preferred Units and Series F Preferred Units may be redeemed only at the option of the Company (see Note 6).

Common Partnership Interests

The common units held by the common limited partners are presented in the permanent equity section of the consolidated balance sheets in partners’ capital. The redemption rights of the common limited partners permit the Company to settle the redemption obligation in either cash or shares of Kilroy Realty Corporation’s common stock at the option of the Company (see Note 7).

Equity Offering

The net proceeds from any equity offerings of Kilroy Realty Corporation are contributed to the Company in exchange for a number of common units equivalent to the number of shares of common stock issued and are reflected as an increase in partner’s capital.

Noncontrolling Interests

The noncontrolling interests in consolidated subsidiaries represent Kilroy Realty Corporation’s 1.0% general partnership interest in the Finance Partnership and Kilroy Realty Partners, L.P. These noncontrolling interests are presented in the permanent equity section of the consolidated balance sheets given that these interests are not convertible or redeemable into any other ownership interests of the Company or Kilroy Realty Corporation.

Gain on Early Extinguishment of Debt

Gain on early extinguishment of debt represents the gain recorded in connection with the repurchase of a portion of the outstanding 3.25% Exchangeable Notes (see Note 4). The Company calculates the gain on early extinguishment of debt as the difference on the repurchase date between the estimated fair value of the liability component and the net carrying amount of the repurchased exchangeable debt. Deferred financing costs are written off against the gain on early extinguishment of debt in proportion to the exchangeable debt repurchased.

Share-based Incentive Compensation Accounting

In connection with awards granted by Kilroy Realty Corporation under the Company’s share-based incentive compensation programs in respect of services provided to the Company, the Company issues to Kilroy Realty Corporation a number of common units equal to the number of shares of common stock ultimately paid by Kilroy Realty Corporation in respect of such awards. Any dividends and other distributions made by Kilroy Realty Corporation to holders of outstanding awards are reimbursed to Kilroy Realty Corporation by the Company.

For share-based awards in which the performance period precedes the grant date, the Company recognizes compensation cost over the requisite service period, which includes both the performance and service vesting periods, using the accelerated attribution expense method. The requisite service period begins on the date Kilroy Realty Corporation’s Executive Compensation Committee authorizes the award and adopts any relevant performance measures. During the performance period for a share-based award program, the Company estimates the total compensation cost of the potential future awards. The Company then records compensation cost equal to the portion of the requisite service period that has elapsed through the end of the reporting period. For programs with performance-based measures, the total estimated compensation cost is based on management’s most recent estimate of the probable achievement of the pre-established specific corporate performance measures. These estimates are based on management’s latest internal forecasts for each performance measure. For programs with market measures, the total estimated compensation cost is based on the fair value of the award at the applicable reporting date.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

For share-based awards for which there is no pre-established performance period, the Company recognizes compensation cost over the service vesting period, which represents the requisite service period, using the straight-line attribution expense method.

The Company records the dividends paid to holders of nonvested awards issued under share-based compensation programs as a decrease to partners’ capital. The Company would expense an estimate of the dividends on nonvested awards that were not expected to vest as additional compensation cost, if material.

In accordance with the provisions of the share-based incentive compensation programs, the Company accepts the return of shares of Kilroy Realty Corporation’s common stock, at the current quoted market price, from certain key employee to satisfy minimum statutory tax-withholding requirements related to shares that vested during the period.

Basic and Diluted Net Income Available to Common Unitholders per Unit

Basic net income (loss) available to common unitholders per unit is computed by dividing net income (loss) available to common unitholders, after the allocation of income to participating securities, by the weighted-average number of common units outstanding for the period. Diluted net income (loss) available to common untiholders per unit is computed by dividing net income (loss) available to common unitholders, after the allocation of income to participating securities, by the sum of the weighted-average number of common untis outstanding for the period plus the assumed exercise of all dilutive securities.

The dilutive effect of the outstanding nonvested shares of Kilroy Realty Corporation’s common stock (“nonvested shares”) and restricted stock units (“RSUs”) that have not yet been granted but are contingently issuable under the Kilroy Realty Corporation’s share-based compensation programs is reflected in the Company’s calculation of weighted average diluted outstanding units by application of the treasury stock method at the beginning of the quarterly period in which all necessary conditions have been satisfied. The dilutive effect of stock options and Exchangeable Notes are reflected in the Company’s calculation of weighted average diluted outstanding units by application of the treasury stock method.

Effective January 1, 2009, the Company adopted new accounting provisions which require that nonvested share-based payment awards containing nonforfeitable rights to dividends or dividend equivalents, such as nonvested shares and RSUs, be included in the computation of basic and diluted net income available to common unitholders per unit pursuant to the two-class method. Prior to the adoption of this guidance, the impact of nonvested shares and RSUs were included only in the computation of diluted net income available to common unitholders per unit by reflecting them in the Company’s calculation of weighted average units outstanding by application of the treasury stock method. The new accounting provisions were applied retrospectively to the Company’s calculation of net income available to common unitholders per unit for all periods presented, and the effect of the new provisions on the Company’s consolidated financial statements is shown in Note 17. The Company believes that the adoption of the new provisions will not have a material impact to the Company’s computations for net income available to common unitholders per unit in the future based upon the share-based compensation programs currently in place.

Fair Value Measurements

The Company adopted the following new accounting provisions with respect to fair value during 2009 and 2008:

•	Effective January 1, 2008: new framework for fair value measurements and disclosure for its financial instruments;

•	Effective January 1, 2008: new provisions that permit entities to choose to measure many financial instruments and certain other items at fair value;

•

Effective January 1, 2009: new framework for fair value measurements and disclosure for all its nonfinancial assets and nonfinancial liabilities, including those reported at fair value on a nonrecurring basis;

•	Effective April 1, 2009: new provisions providing additional guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales; and

•	Effective January 1, 2009: new provisions pertaining to the fair value for assets or liabilities arising from contingencies in business combinations and property acquisitions.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

The adoption of these provisions, each of which were applied on a prospective basis, did not have a material effect to the Company’s financial statements. With respect to the fair value option for financial instruments, the Company elected not to apply the fair value option for any of its eligible financial instruments or other items.

The Company determines the estimated fair value of financial assets and liabilities utilizing a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This hierarchy requires the use of observable market data when available. The following is the fair value hierarchy:

•	Level 1—quoted prices for identical instruments in active markets;

•

Level 2—quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3—fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The fair value of the Company’s financial assets and liabilities are disclosed in Note 12 to the Company’s consolidated financial statements. The only financial instruments recorded at fair value on a recurring basis in the Company’s consolidated financial statements are the marketable securities. The Company determines the fair value for the marketable securities using quoted prices in active markets for identical assets. The remaining financial instruments, which are only disclosed at fair value, are comprised of secured debt, unsecured senior notes, $550 million unsecured line of credit (the “Credit Facility”), Exchangeable Notes, and the note receivable.

The Company determines the fair value of its secured debt, unsecured senior notes, and Credit Facility by performing discounted cash flow analyses using an appropriate market discount rate for similar types of instruments. The Company determines the fair value of the liability component of its Exchangeable Notes by performing discounted cash flow analyses using an appropriate market interest rate for similar non-convertible conventional debt instruments. The Company determines the market rates by obtaining period-end treasury rates for fixed-rate debt, or period-end LIBOR rates for variable-rate debt, for maturities that correspond to the maturities of its debt and then adding an appropriate credit spread derived from information obtained from third-party financial institutions. These market credit spreads take into account factors including, but not limited to, the Company’s credit standing, the maturity of the debt, whether the debt is secured or unsecured, and the loan-to-value ratio of the debt. These calculations are significantly affected by the assumptions used, including the discount rate, credit spreads, and estimates of future cash flow.

The Company estimates the fair value of the note receivable by using discounted cash flow analyses based on an appropriate market rate for a similar type of instrument. Carrying amounts of the Company’s cash and cash equivalents, restricted cash, and accounts payable approximate fair value due to their short-term maturities.

Income Taxes

Because the Company is a limited partnership, the Company’s partners are required to report their respective share of the Company’s taxable income on their respective tax returns. Accordingly, the only provision for federal income taxes in the accompanying consolidated financial statements relates to the taxable income from the Company’s taxable REIT subsidiary, which was formed in August 2002, and is subject to federal, state, and local income taxes. For each of the years ended December 31, 2009, 2008, and 2007, the taxable REIT subsidiary had less than $30,000 of taxable income.

Uncertain Tax Positions

The Company includes favorable tax positions in the calculation of tax liabilities if it is more likely than not that the Company’s adopted tax position will prevail if challenged by tax authorities. The Company evaluates the potential impact of identified uncertain tax positions for all tax years still subject to potential audit under state and federal income tax law. The Company concluded that it did not have any unrecognized tax benefits or any additional tax liabilities as of December 31, 2009 and 2008.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Subsequent Events

In 2009, the Company adopted new accounting provisions, which establish principles and requirements for evaluating and reporting subsequent events and distinguish which subsequent events should be recognized in the financial statements versus which subsequent events should be disclosed in the financial statements. These provisions did not have an impact to the Company’s financial statements since the Company’s existing accounting policies were consistent with the requirements of the new provisions.

Concentration of Credit Risk

All but one of the Company’s operating and development properties are located in Southern California. The ability of the tenants to honor the terms of their leases is dependent upon the economic, regulatory, and social factors affecting the communities in which the tenants operate.

As of December 31, 2009, the Company’s 15 largest tenants represented approximately 48.6% of total annualized base rental revenues. As of December 31, 2009, Intuit Inc. (“Intuit”) was the Company’s largest tenant and accounted for approximately 6.7% of the Company’s total annualized base rental revenue.

The Company has cash in financial institutions that is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $0.25 million per institution. As of December 31, 2009 and 2008, the Company had cash accounts in excess of FDIC insured limits.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

3. Deferred Leasing Costs and Acquisition-related Intangibles, Net

Deferred leasing costs and acquisition-related intangibles, net are summarized as follows at December 31, 2009 and 2008:

	2009	2008
	(in thousands)
Deferred leasing costs	$97,330	$98,016
Accumulated amortization	(45,854)	(45,265)

Subtotal	51,476	52,751

Value of in-place leases	5,832	5,832
Accumulated amortization	(5,476)	(5,044)

Subtotal	356	788

Deferred leasing costs and acquisition-related intangibles, net	$51,832	$53,539

For the years ended December 31, 2009, 2008, and 2007, $0.4 million, $0.8 million, and $2.1 million, respectively, was recorded as depreciation and amortization expense related to the value of in-place leases. The weighted average amortization period for the value of in-place leases was approximately three years as of December 31, 2009.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

4. Debt

Secured Debt

The following table sets forth the composition of the Company’s secured debt as of December 31, 2009 and 2008:

Type of Debt	Fixed / Floating Rate	Annual Interest Rate		Maturity Date		2009	2008
						(in thousands)
Mortgage note payable	Fixed	5.57%		August 2012		$74,497	$75,867
Mortgage note payable	Fixed	6.70%		December 2011		71,433	72,792
Mortgage note payable(1)	Fixed	7.20%		April 2010		63,170	75,475
Line of credit	LIBOR + 0.75%	1.00	%(2)	April 2010		33,500	35,500
Mortgage note payable	Fixed	4.95%		August 2012		31,094	31,716
Mortgage note payable	Fixed	7.15%		May 2017		17,043	18,726
Public facility bonds(3)	Fixed	Various	(3)	Various	(3)	3,321	3,476
Mortgage note payable	Fixed	8.13%		November 2014	(4)	516	2,904

Total						$294,574	$316,456

(1)	During January 2010, the Company used a portion of the proceeds of a new $71.0 million mortgage loan to repay the remaining principal balance of the $63.2 million mortgage note payable scheduled to mature in April 2010 (see Note 18).
(2)	The variable interest rate stated as of December 31, 2009 is based on LIBOR at the last repricing date in 2009. This repricing rate may not be equal to LIBOR as of December 31, 2009.
(3)	The public facility bonds (the “Bonds”), the proceeds from which were used to finance infrastructure improvements on one of the Company’s undeveloped land parcels, were issued in February 2008 by the City of Carlsbad. The Bonds have annual maturities from September 1, 2010 through September 1, 2038, with interest rates ranging from 4.00% to 6.20%. Principal and interest payments for the Bonds will be charged to the Company through the assessment of special property taxes.
(4)	Under the terms of the loan agreement, the Company has made early principal payments on this loan without penalty. Based on the scheduled contractual monthly payments as of December 31, 2009, the Company will repay the entire principal balance in 2010.

The Company’s secured debt was collateralized by 47 operating properties as of December 31, 2009 with a combined net book value of $397 million and 47 operating properties at December 31, 2008 with a combined net book value of $403 million.

As of December 31, 2009, seven of the Company’s eight secured loans contained restrictions that would require the payment of prepayment penalties for the acceleration of outstanding debt. The mortgage notes payable and the secured line of credit are secured by deeds of trust on certain of the Company’s properties and the assignment of certain rents and leases associated with those properties. The Bonds are secured by property tax payments.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Exchangeable Senior Notes

The following table summarizes the balance and significant terms of the Company’s Exchangeable Notes outstanding as of December 31, 2009 and 2008:

	3.25% Exchangeable Notes		4.25% Exchangeable Notes
	2009	2008	2009
	(in thousands)
Principal amount	$298,000	$460,000	$172,500
Unamortized discount	(13,937)	(30,108)	(20,121)

Net carrying amount of liability component	$284,063	$429,892	$152,379

Carrying amount of equity component	$36,369	$38,692	$19,835

Issuance Date	April 2007		November 2009
Maturity date	April 2012		November 2014
Stated coupon rate	3.25% (1)		4.25%(2)
Effective interest rate(3)	5.45%		7.13%
Exchange rate per $1,000 principal value of the Exchangeable Notes, as adjusted(4)	11.3636		27.8307
Exchange price, as adjusted(4)	$88.00		$35.93
Number of shares on which the aggregate consideration to be delivered on conversion is determined(4)	3,386,353		4,800,796

(1)	Interest on the 3.25% Exchangeable Notes is payable semi-annually in arrears on April 15th and October 15th of each year.
(2)	Interest on the 4.25% Exchangeable Notes is payable semi-annually in arrears on May 15th and November 15th of each year.
(3)	The rate at which the Company records interest expense, which represents the Company’s conventional debt borrowing rate at the date of issuance (see Note 2).
(4)	The exchange rate, exchange price, and the number of shares of Kilroy Realty Corporation’s common stock to be delivered upon conversion are subject to adjustment under certain circumstances including increases in the Kilroy Realty Corporation’s common dividends.

The Exchangeable Notes are exchangeable for shares of Kilroy Realty Corporation’s common stock prior to maturity only upon the occurrence of certain events as follows: (i) during any calendar quarter, if the closing sale price per share of the common stock of Kilroy Realty Corporation is more than 130% of the exchange price per share of Kilroy Realty Corporation’s common stock for at least 20 trading days in a specified period, (ii) during the five consecutive trading-day period following any five consecutive trading days in which the trading price per $1,000 principal amount of the Exchangeable Notes was less than 98% of the product of the closing sale price per share of Kilroy Realty Corporation’s common stock multiplied by the applicable exchange rate, (iii) if the Exchangeable Notes have been called for redemption, (iv) upon the occurrence of specified corporate transactions, (v) if Kilroy Realty Corporation’s common stock ceases to be listed or approved for quotation for 30 consecutive trading days, or (vi) on or after November 15, 2011 or on or after August 15, 2014 for the 3.25% Exchangeable Notes and 4.25% Exchangeable Notes, respectively.

Upon exchange, the holders of the Exchangeable Notes will receive (i) cash up to the principal amount of the Exchangeable Notes and (ii) to the extent the exchange value exceeds the principal amount of the Exchangeable Notes, shares of the Kilroy Realty Corporation’s common stock. At any time prior to November 15, 2011 or August 15, 2014 for the 3.25% Exchangeable Notes and 4.25% Exchangeable Notes, respectively, the Company may irrevocably elect, in its sole discretion without the consent of the holders of the Exchangeable Notes, to settle all of the future exchange obligations of the Exchangeable Notes in shares of Kilroy Realty Corporation’s common stock. Any shares of Kilroy Realty Corporation’s common stock delivered for settlement will be based on a daily exchange value calculated on a proportionate basis for each day of a 50 trading-day observation period or a 30 trading-day observation period for the 3.25% Exchangeable Notes and 4.25% Exchangeable Notes, respectively. The trading price of the Kilroy Realty Corporation’s common stock on the NYSE was below the exchange price of the then outstanding Exchangeable Notes as of both December 31, 2009 and 2008 and, thus, the exchange option was out-of-the-money at these dates.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

The unamortized discount on the Exchangeable Notes is accreted as additional interest expense from the date of issuance through the maturity date of the notes. The following table summarizes the total interest expense attributable to the Exchangeable Notes based on the effective interest rates noted above, before the effect of capitalized interest, for the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
	(in thousands)
Contractual interest payments	$14,848	$14,950	$11,122
Amortization of discount	8,485	8,145	5,522

Interest expense attributable to Exchangeable Notes	$23,333	$23,095	$16,644

Exchangeable Note Repurchases

During the year ended December 31, 2009, the Company repurchased 3.25% Exchangeable Notes with an aggregate stated principal amount of $162.0 million for approximately $150.4 million in cash using borrowings from the Credit Facility and proceeds from the issuance of the 4.25% Exchangeable Notes. The Company recorded a net gain on early extinguishment of debt of approximately $4.9 million and charged approximately $2.3 million, which represented the amount of the cash repurchase proceeds allocated to the equity component, to partners’ capital.

Capped Call Transactions

In connection with the offerings of the Exchangeable Notes, the Company entered into capped call option transactions to mitigate the dilutive impact on the Company of the potential conversion of the Exchangeable Notes. The capped calls, as amended, are separate transactions entered into by the Company with the relevant financial institutions, are not part of the terms of the Exchangeable Notes, and do not affect the holders’ rights under the Exchangeable Notes. The strike prices of the capped calls, which are subject to customary anti-dilution adjustments, correspond to the exchange prices of the applicable Exchangeable Notes.

As of December 31, 2009, the Company had outstanding capped calls that referenced a total of 2,257,569 of Kilroy Realty Corporation’s common stock related to the 3.25% Exchangeable Notes, which mitigate the dilutive impact on the Company of the potential conversion of two-thirds of the 3.25% Exchangeable Notes into shares of Kilroy Realty Corporation’s common stock as if the exchange price were increased from $88.00 to $102.72. The Company’s two-thirds position is due to the bankruptcy of Lehman Brothers OTC Derivatives Inc. (“Lehman”) in October 2008. In connection with the bankruptcy filing, Lehman defaulted on its one-third of the capped calls related to the 3.25% Exchangeable Notes. In the fourth quarter of 2008, the Company early terminated its capped calls with Lehman in accordance with the capped call agreement and sent a demand letter requesting payment of the required termination fee. It is unknown what amount of funds, if any, will be available to satisfy claims with respect to the Lehman bankruptcy, including the termination payment owed to the Company. In addition, in connection with the Company’s repurchase of $162.0 million of aggregate stated principal of the 3.25% Exchangeable Notes in 2009, the Company terminated capped calls in proportion to the debt repurchased.

As of December 31, 2009, the Company also had outstanding capped calls that referenced a total of 4,800,796 shares of Kilroy Realty Corporation’s common stock related to the 4.25% Exchangeable Notes, which mitigate the dilutive impact on the Company of the potential conversion of all of the 4.25% Exchangeable Notes into shares as if the exchange price were increased from $35.93 to $42.81.

The capped calls are expected to terminate upon the earlier of the maturity date of the related Exchangeable Notes or upon the date upon which the Exchangeable Notes are no longer outstanding due to exchange or to repurchase by the Company. The cost of the capped calls for the 3.25% Exchangeable Notes and 4.25% Exchangeable Notes of approximately $29.1 million and $12.1 million, respectively, was recorded as a reduction to partners’ capital on the Company’s consolidated balance sheet.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Unsecured Senior Notes

As of December 31, 2009 and 2008, the Company had two series of unsecured senior notes with an aggregate principal balance of $144.0 million. The Series A notes have an aggregate principal balance of $61.0 million and mature in August 2010. The Series B notes have an aggregate principal balance of $83.0 million and mature in August 2014. The Series A and Series B notes require semi-annual interest payments each February and August based on a fixed annual interest rate of 5.72% and 6.45%, respectively.

Unsecured Line of Credit

The Company has a $550 million Credit Facility under which the Company may elect to borrow, subject to bank approval, up to an additional $100 million under an accordion feature. As of December 31, 2009, the Company had borrowings of $97 million outstanding under the Credit Facility and borrowing capacity of approximately $453 million. In April 2010, the Company exercised the option to extend the maturity date of the Credit Facility from April 2010 to April 2011 for a one time extension fee of 0.15% of the total $550 million borrowing capacity of the Credit Facility. The Credit Facility bears interest at an annual rate between LIBOR plus 0.85% and LIBOR plus 1.35% depending upon the Company’s leverage ratio (1.11% and 2.12% as of December 31, 2009 and 2008, respectively). The fee for unused funds under the Credit Facility ranges from an annual rate of 0.15% to 0.20% depending on the Company’s remaining borrowing capacity. The Company intends to borrow amounts under the Credit Facility from time to time for general corporate purposes, to fund potential acquisitions, to finance development and redevelopment expenditures, and to potentially repay long-term debt.

Debt Covenants and Restrictions

The Credit Facility, the unsecured senior notes, and certain other secured debt arrangements contain covenants and restrictions requiring the Company to meet certain financial ratios and reporting requirements. Some of the more restrictive financial covenants include a maximum ratio of total debt to total asset value, a fixed charge coverage ratio, a minimum consolidated tangible net worth, and a minimum unsecured debt ratio. In addition, one of the Company’s loan covenants prohibits Kilroy Realty Corporation from paying dividends in excess of 95% of funds from operations (“FFO”). Noncompliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the associated debt becoming immediately due and payable. The Company was in compliance with all of its debt covenants as of December 31, 2009 and 2008.

Debt Maturities

The following table summarizes our stated debt maturities and scheduled amortization payments, excluding debt discounts, as of December 31, 2009:

Year Ending	(in thousands)
2010	$163,587
2011	171,192	(1)
2012	401,410
2013	2,296
2014	257,963
Thereafter	9,626

Total	$1,006,074	(2)

(1)	In April 2010, the Company exercised an option to extend the maturity date of the Credit Facility from April 2010 to April 2011. Of the total $171.2 million scheduled to mature in 2011, $97.0 million is related to the Credit Facility.
(2)	Includes the full principal balance of the Exchangeable Notes. On the Company’s consolidated balance sheet as of December 31, 2009, the Exchangeable Notes are presented net of unamortized discounts of approximately $34.1 million.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Capitalized Interest and Loan Fees

The following table sets forth the Company’s gross interest expense, including debt discount and loan cost amortization, net of capitalized interest for the years ended December 31, 2009, 2008, and 2007. The capitalized amounts are a cost of development and increase the carrying value of undeveloped land and construction in progress.

	2009	2008	2007
	(in thousands)
Gross interest expense	$55,802	$63,478	$60,278
Capitalized interest	(9,683)	(18,132)	(19,516)

Interest expense	$46,119	$45,346	$40,762

5. Deferred Revenue and Acquisition-related Liabilities

Deferred revenue and acquisition-related liabilities consisted of the following at December 31, 2009 and 2008:

	2009	2008
	(in thousands)
Deferred revenue related to tenant-funded tenant improvements	$64,804	$72,610
Other deferred revenue	1,323	2,468
Acquisition-related liabilities—below-market leases	763	1,141

Total	$66,890	$76,219

Deferred Revenue Related to Tenant-funded Tenant Improvements

During the years ended December 31, 2009 and 2008, the Company recorded an additional $2.0 million and $28.1 million, respectively, of deferred revenue related to tenant-funded tenant improvements. The $28.1 million added during the year ended December 31, 2008 primarily represents the cost of tenant improvements paid for or reimbursed by the tenant in connection with four significant leases in development and redevelopment properties. As of December 31, 2009, the deferred revenue related to these tenant-funded tenant improvements was being amortized as additional rental income over the term of the related leases.

During the years ended December 31, 2009, 2008, and 2007, $9.8 million, $11.3 million, and $4.3 million, respectively, of deferred revenue related to tenant-funded tenant improvements was amortized and recognized as rental income. The following is the estimated amortization of deferred revenue related to tenant-funded tenant improvements as of December 31, 2009 for the next five years and thereafter:

Year	(in thousands)
2010	$8,925
2011	8,463
2012	7,802
2013	7,339
2014	6,636
Thereafter	25,639

Total	$64,804

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Acquisition-related Intangibles—Below/Above Market Leases

Net amortization related to below/above market leases of $0.4 million, $0.6 million, and $1.8 million was recorded as an increase in rental income for the years ended December 31, 2009, 2008, and 2007, respectively. The weighted average amortization period for the Company’s below market leases was approximately three years as of December 31, 2009.

6. Preferred Units

Series A Preferred Units

As of both December 31, 2009 and 2008, the Company had issued and outstanding 1,500,000 Series A Preferred Units representing preferred limited partnership interests in the Company with a redemption value of $50.00 per unit. There were no changes in this interest during the years ended December 31, 2009, 2008, and 2007. The Series A Preferred Units have a right of redemption at the option of the holders in the event of certain change of control events, certain repurchases of the Kilroy Realty Corporation’s publicly registered equity securities, an involuntary delisting of the Kilroy Realty Corporation’s common stock from the NYSE, or a loss of the Kilroy Realty Corporation’s REIT status.

Distributions on the Series A Preferred Units accrue at an annual rate of 7.45%. The Series A Preferred Units, which may be called by the Company at a price equal to the liquidation value, have no stated maturity or mandatory redemption and are not convertible into any other securities of the Company. The Series A Preferred Units are exchangeable at the option of the majority of the holders for shares of the Kilroy Realty Corporation’s 7.45% Series A Cumulative Redeemable Preferred stock (“Series A Preferred Stock”) under certain circumstances:

(i)	if distributions on the series have not been timely made for any six prior quarters, or the Company is likely to become a publicly traded partnership for federal income tax purposes;

(ii)	if the Series A Preferred Units would not be considered “stock and securities” for federal income tax purposes; and

(iii)	at any time following September 30, 2015.

In addition, the Series A Preferred Units may also be exchanged for shares of Series A Preferred Stock if either the Company or the initial holder of the Series A Preferred Units believe, based upon the opinion of counsel, that the character of Company’s assets and income would not allow Kilroy Realty Corporation to qualify as a REIT if it were a corporation. In lieu of exchanging Series A Preferred Units for Series A Preferred Stock, the Company may elect to redeem all or a portion of the Series A Preferred Units for cash in an amount equal to $50.00 per unit plus accrued and unpaid distributions. The Series A Preferred Units may only be exchanged in whole, but not in part, and each exchange is subject to the REIT ownership limits contained in the Kilroy Realty Corporation’s charter.

Distributions on the Series A Preferred Units are cumulative and are payable quarterly in arrears on the 15th day of each February, May, August, and November. .As of December 31, 2009 and 2008, the accrued distribution payable to holders of Series A Preferred Units, which is included in Series A Preferred Units interest on the balance sheet, was $0.7 million.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Series E Preferred Units and Series F Preferred Units

As of both December 31, 2009 and 2008, the Company had issued and outstanding 1,610,000 Series E Preferred Units and 3,450,000 Series F Preferred Units representing preferred limited partnership interests in the Company. Kilroy Realty Corporation, the holder of both the Series E Preferred Units and Series F Preferred Units, has an equivalent number of shares of 7.80% Series E Cumulative Redeemable Preferred stock and shares of 7.50% Series F Cumulative Redeemable Preferred Stock issued and outstanding. The Series E Preferred Units and the Series F Preferred Units each have a liquidation preference of $25.00 per unit and may be redeemed at the option of the Company. Distributions on the Series E Preferred Units and Series F Preferred Units accrue at an annual rate of 7.80% and 7.50%, respectively. Distributions on both the Series E Preferred Units and Series F Preferred Units are cumulative and are payable quarterly in arrears on the 15th day of each February, May, August, and November. The accrued distributions payable to the holders of Series E Preferred Units and Series F Preferred Units are included in accrued distributions on the balance sheet (see Note 7). Neither the Series E Preferred Units nor the Series F Preferred Units has a stated maturity and neither is subject to mandatory redemption or any sinking fund.

7. Common Units

Common Units Outstanding

Kilroy Realty Corporation owned 43,148,762 and 33,086,148 common units representing a 96.2% and 95.0% common general partnership interest in the Company as of December 31, 2009 and 2008, respectively. The remaining 1,723,131 and 1,753,729 common units outstanding, representing a 3.8% and 5.0% common limited partnership interest as of December 31, 2009 and 2008, respectively, was owned by certain of Kilroy Realty Corporation’s executive officers and directors, certain of the Company’s affiliates, and other outside investors.

The common units owned by the common limited partners may be redeemed for cash. The Company, at its option, may satisfy the cash redemption obligation with shares of Kilroy Realty Corporation’s common stock on a one-for-one basis. Whether satisfied in cash or shares of the Kilroy Realty Corporation’s common stock, the value for each common unit upon redemption is the amount equal to the average of the closing quoted price per share of the Kilroy Realty Corporation’s common stock, par value $.01 per share, as reported on the NYSE for the ten trading days immediately preceding the applicable balance sheet date. The aggregate value upon redemption of the then-outstanding common units held by the common limited partners was $53.6 million and $56.9 million as of December 31, 2009 and 2008, respectively. This redemption value does not necessarily represent the amount that would be distributed with respect to each common unit in the event of a termination or liquidation of the Company and Kilroy Realty Corporation. In the event of a termination or liquidation of the Company and Kilroy Realty Corporation, it is expected in most cases that each common unit would be entitled to a liquidating distribution equal to the amount payable with respect to each share of Kilroy Realty Corporation’s common stock.

Issuance of Common Units

In June 2009, Kilroy Realty Corporation completed an underwritten public offering of 10,062,500 shares of its common stock. The net offering proceeds, after deducting underwriting discounts, commissions, and offering expenses, were approximately $191.7 million, which were contributed by Kilroy Realty Corporation to the Company in exchange for 10,062,500 common units. The Company used the net proceeds from the offering to repay a portion of the borrowings under the Credit Facility and for other general corporate purposes.

Repurchases of Common Units

An aggregate of 988,025 shares currently remain eligible for repurchase under a share-repurchase program approved by Kilroy Realty Corporation’s board of directors. Kilroy Realty Corporation did not repurchase shares of common stock under this program during the year ended December 31, 2009. During the year ended December 31, 2008, Kilroy Realty Corporation repurchased 239,475 shares of its common stock in open market transactions for an aggregate price of approximately $11.5 million or $48.23 per share. In connection with these repurchases, the Company repurchased an equal number of common units from Kilroy Realty Corporation.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Exchange of Common Units

During the years ended December 31, 2009, 2008, and 2007, in connection with the redemption of an equal number common units by common limited partners for shares of Kilroy Realty Corporation’s common stock on a one-for-one basis, Kilroy Realty Corporation was issued 30,598, 435,596, and 129,204 common units, respectively, Neither the Company nor Kilroy Realty Corporation received any proceeds from these redemptions.

Dividend Reinvestment and Direct Purchase Plan

Kilroy Realty Corporation has a Dividend Reinvestment and Direct Purchase Plan (the “DRIP Plan”) designed to provide Kilroy Realty Corporation’s stockholders and other investors with a convenient and economical method to purchase shares of Kilroy Realty Corporation’s common stock. The DRIP Plan provides existing common stockholders and other investors the opportunity to purchase additional shares of Kilroy Realty Corporation’s common stock by reinvesting cash dividends or making optional cash purchases within specified parameters. The DRIP Plan acquires shares of Kilroy Realty Corporation’s common stock from either new issuances directly from Kilroy Realty Corporation, from the open market, or from privately negotiated transactions. As of December 31, 2009, no shares had been acquired under the DRIP Plan from new issuances.

Accrued Distributions

Accrued distributions as of December 31, 2009 and 2008 consisted of the following amounts payable to Kilroy Realty Corporation, the Company’s sole general partner, holding 43,148,762 and 33,086,148 common units, respectively, the common limited partners holding 1,723,131 and 1,753,729 common units, respectively, RSU holders holding 631,331 and 7,688 RSUs, respectively, and preferred unitholders of 1,610,000 Series E Preferred Units and 3,450,000 Series F Preferred Units for each year:

	December 31,
	2009	2008
	(in thousands)
Distributions payable to:
General partner	$15,102	$19,190
Common limited partners	603	1,017
RSU holders(1)	221	4

Total accrued distributions to common unitholders	15,926	20,211
Distributions payable to Series E and Series F preferred unitholders	1,210	1,210

Total accrued distributions	$17,136	$21,421

(1)	The amount includes the value of the dividend equivalents that will be paid with additional fully-vested RSUs (see Note 8).

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

8. Share-Based Compensation

Stockholder Approved Equity Compensation Plans

The Company and Kilroy Realty Corporation establish share-based incentive compensation plans for the purpose of attracting and retaining officers, key employees, and non-employee board members of Kilroy Realty Corporation. As of December 31, 2009, the Company and Kilroy Realty Corporation had one share-based incentive compensation plan, the Kilroy Realty 2006 Incentive Award Plan (the “2006 Plan”), which was adopted by the Kilroy Realty Corporation’s board of directors and approved by Kilroy Realty Corporation’s stockholders. The Executive Compensation Committee of Kilroy Realty Corporation, which is comprised of four independent directors, may grant the following share-based awards as provided under the 2006 Plan: incentive stock options, nonqualified stock options, restricted stock (nonvested shares), stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, RSUs, profits interest units, performance bonus awards, performance-based awards, and other incentive awards to eligible individuals. In connection with awards granted by Kilroy Realty Corporation under the Company’s share-based incentive compensation programs in respect of services provided to the Company, the Company issues to Kilroy Realty Corporation a number of common units equal to the number of shares of common stock ultimately paid by Kilroy Realty Corporation in respect of such awards.

In May 2009, Kilroy Realty Corporation’s stockholders approved the third amendment to the 2006 Plan. The amendment increased the number of shares of common stock authorized under the 2006 Plan by 1,595,000 shares. It also made certain changes regarding how awards are counted against the number of shares available for issuance under the 2006 Plan. As of December 31, 2009, 2,020,020 shares remained available for grant under the 2006 Plan. Under the weighted share counting provisions contained in the 2006 Plan, the maximum number of shares available for grant subject to full value awards (which generally include equity awards other than options and stock appreciation rights) was 602,991.

In May 2010, Kilroy Realty Corporation’s stockholders approved the fourth amendment to the 2006 Plan. The amendment increased the number of shares of common stock authorized under the 2006 Plan by 2,990,000 shares. It also made certain changes regarding how awards are counted prospectively against the number of shares available for issuance under the 2006 Plan.

All of the outstanding share-based awards issued prior to 2007 were issued under the 1997 Stock Option and Incentive Plan (the “1997 Plan”), which was terminated by the Kilroy Realty Corporation’s board of directors in September 2006. Any awards outstanding upon the termination of the 1997 Plan remain outstanding and in effect in accordance with the terms of such plan and the applicable award agreement.

Stock Award Deferral Program

The Company has a Stock Award Deferral Program (the “RSU Program”) under the 2006 Plan, which has been effective since the fourth quarter of 2007. Under the RSU Program, participants may defer receipt of awards of nonvested shares that may be granted by electing to receive an equivalent number of RSUs in lieu of nonvested shares. Each RSU represents the right to receive one share of Kilroy Realty Corporation’s common stock in the future and is subject to the same vesting conditions that would have applied if the award had been issued in nonvested shares. RSUs carry with them the right to receive dividend equivalents such that participants receive additional, fully-vested RSUs equal to the value of the dividend paid on the shares underlying participant’s RSUs. Shares issued in settlement of vested RSUs will be distributed in a single lump sum distribution upon on the earlier of the date specified by the participant when the election is made, which must be at least two years after the start of the year in which the underlying award was earned, or upon other certain events as defined under the RSU program.

Share-Based Compensation Programs

The Executive Compensation Committee of Kilroy Realty Corporation has historically awarded nonvested shares and RSUs under the following share-based compensation programs. These share-based awards were valued based on the quoted closing share price of Kilroy Realty Corporation’s common stock on the NYSE on the grant date. Dividends are paid on all outstanding shares whether vested or nonvested and are not returnable to the Kilroy Realty Corporation if the underlying shares ultimately do not vest.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Executive Officer Share-Based Compensation Programs

The Executive Compensation Committee of Kilroy Realty Corporation has annually approved compensation programs that include the potential issuance of share-based awards to the Company’s Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer (“the Executive Officers”) as part of their annual and long-term incentive compensation. Historically, the number of nonvested shares or nonvested RSUs issued has been contingent upon certain corporate performance and market conditions. The share-based awards are generally issued in the first quarter after the end of the performance period, which is the same as the Company’s fiscal year end. The share-based awards generally have a service vesting period, which has historically ranged from one to three years, depending on the type of award.

Key Employee Share-Based Compensation Program

The Executive Compensation Committee of Kilroy Realty Corporation has historically awarded nonvested shares or nonvested RSUs to other key employees on an annual basis as part of their long-term incentive compensation. The share-based awards are generally issued in the first quarter, and the individual share awards vest in equal annual installments over the applicable service vesting period, which has historically ranged from two to five years.

Non-employee Board Members Share-Based Compensation Program

The Executive Compensation Committee of Kilroy Realty Corporation awards nonvested shares or nonvested RSUs to non-employee board members of Kilroy Realty Corporation on an annual basis as part of the board members’ annual compensation and to newly elected board members in accordance with Kilroy Realty Corporation’s board of directors compensation program. The share-based awards are generally issued in the second quarter, and the individual share awards vest in equal annual installments over the applicable service vesting period, which has historically ranged from one to two years.

Summary of Nonvested Shares

A summary of the status of the nonvested shares as of January 1, 2009 and changes during the year ended December 31, 2009 is presented below:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2009	223,166	$66.33
Granted (1)	4,958	20.17
Vested	(139,651)	69.31

Nonvested as of December 31, 2009	88,473	$59.05

(1)	This summary does not include the 51,040 shares of common stock awarded under the development completion component of the 2007 development performance program as the shares were fully-vested upon issuance. The grant date fair value per share of this award was $26.94, which was based on the quoted closing share price of the Kilroy Realty Corporation’s common stock on the NYSE on the grant date.

During the years ended December 31, 2009, 2008, and 2007, 4,958, 184,245, and 269,323 nonvested shares, respectively, were issued. The weighted-average grant-date fair value per share for nonvested shares granted during the years ended December 31, 2009, 2008, and 2007 was $20.17, $52.38, and $87.75, respectively.

The total fair value of shares vested during the years ended December 31, 2009, 2008, and 2007 was $4.1 million, $7.5 million, and $12.0 million, respectively, which was calculated based on the quoted closing share price of the Kilroy Realty Corporation’s common stock on the NYSE on the day of vesting.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Summary of RSUs

A summary of the status of RSUs as of January 1, 2009 and changes during the year ended December 31, 2009 is presented below:

	Nonvested RSUs
	Amount	Weighted-Average Grant Date Fair Value	Vested RSUs	Total RSUs
Outstanding at January 1, 2009	7,468	$53.58	220	7,688
Granted	589,805	26.71	—	589,805
Vested	(327,979)	27.24	327,979	—
Issuance of dividend equivalents(1)	—	—	33,838	33,838

Outstanding as of December 31, 2009	269,294	$26.81	362,037	631,331

(1)	RSUs issued as dividend equivalents are vested upon issuance.

During the years ended December 31, 2009 and 2008 589,805 and 7,468 nonvested RSUs, respectively, were issued. The weighted-average grant-date fair value per share for nonvested RSUs granted during the years ended December 31, 2009 and 2008 was $26.71 and $53.58, respectively. There were no RSUs issued during the year ended December 31, 2007.

The total fair value of the RSUs that vested during the year ended December 31, 2009, excluding the vested RSUs issued as dividend equivalents, was $10.0 million, which was calculated based on the quoted closing share price of the Kilroy Realty Corporation’s common stock on the NYSE on the day of vesting. There were no RSUs that vested during the years ended December 31, 2008 and 2007.

Compensation Cost Recorded During the Period

The total compensation cost for all share-based compensation programs was $13.3 million, $16.3 million, and $16.1 million for the years ended December 31, 2009, 2008, and 2007, respectively. Of the total share-based compensation cost, $1.1 million, $1.1 million, and $0.9 million was capitalized as part of real estate assets for the years ended December 31, 2009, 2008, and 2007, respectively. As of December 31, 2009, there was approximately $7.7 million of total unrecognized compensation cost related to nonvested incentive awards granted under share-based compensation arrangements that is expected to be recognized over a weighted-average period of 1.5 years. The remaining compensation cost related to these nonvested incentive awards had been recognized in periods prior to December 31, 2009.

9. Employee Benefit Plans

401(k) Plan

The Company has a retirement savings plan designed to qualify under Section 401(k) of the Code (the “401(k) Plan”). Employees of the Company are eligible to participate in the 401(k) Plan on the first day of the month after three months of service. The 401(k) Plan allows eligible employees (“401(k) Participants”) to defer up to 60% of their eligible compensation on a pre-tax basis, subject to certain maximum amounts allowed by the Code. The 401(k) Plan provides for a matching contribution by the Company in an amount equal to fifty cents for each one dollar of participant contributions up to a maximum of 10% of the 401(k) Participant’s annual salary. 401(k) Participants vest immediately in the amounts contributed by the Company. For each of the years ended December 31, 2009, 2008, and 2007, the Company contributed $0.5 million to the 401(k) Plan.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Deferred Compensation Plan

In 2007, the Company adopted the Deferred Compensation Plan, under which directors of Kilroy Realty Corporation and certain management employees of the Company may defer receipt of their compensation, including up to 70% of their salaries and up to 100% of their director fees and bonuses, as applicable. Eligible management employees (“Participants”) will receive mandatory Company contributions to their Deferred Compensation Plan accounts equal to 10% of their gross monthly salaries, without regard to whether such employees elect to defer salary or bonus compensation under the Deferred Compensation Plan. The Kilroy Realty Corporation’s board of directors may, but has no obligation to, approve additional discretionary contributions by the Company to Participant accounts.

At the time Participants defer compensation or earn mandatory Company contributions, or at the time the Company obligates itself to make a discretionary contribution to the Deferred Compensation Plan, the Company records compensation cost and a corresponding liability, which is included in accounts payable, accrued expenses, and other liabilities on the Company’s consolidated balance sheets. This liability is adjusted to fair value at the end of each accounting period based on the performance of the benchmark funds selected by each Participant, and the impact of adjusting the liability to fair value is recorded as an increase or decrease to compensation cost. For each of the years ended December 31, 2009 and 2007, the Company recorded approximately $0.4 million of total compensation cost in connection with the Deferred Compensation Plan due to the increase in fair value of the benchmark funds. For the year ended December 31, 2008, the Company recorded a net reduction in total compensation cost of approximately $1.0 million in connection with the Deferred Compensation Plan due to the decline in fair value of the benchmark funds.

As of December 31, 2009 and 2008, the Company’s liability under the Deferred Compensation Plan of $3.4 million and $1.8 million, respectively, was fully funded. The Company holds the Deferred Compensation Plan assets in a limited rabbi trust, which is subject to the claims of the Company’s creditors in the event of the Company’s bankruptcy or insolvency. Assets held by the rabbi trust are reported on the Company’s consolidated balance sheets in marketable securities and were reported as of December 31, 2009 and 2008 at their fair value of $3.5 million and $1.9 million, respectively (see Note 12).

10. Future Minimum Rent

The Company has operating leases with tenants that expire at various dates through 2027 and are either subject to scheduled fixed increases or adjustments based on the Consumer Price Index. Generally, the leases grant tenants renewal options. Leases also provide for additional rents based on certain operating expenses. Future contractual minimum rent under operating leases as of December 31, 2009 for five years and thereafter are summarized as follows:

Year Ending	(in thousands)
2010	$211,938
2011	202,518
2012	186,727
2013	171,057
2014	150,449
Thereafter	445,492

Total	$1,368,181

11. Commitments and Contingencies

General

As of December 31, 2009, the Company had commitments of approximately $55.0 million for contracts and executed leases directly related to the Company’s operating properties.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

In the normal course of business, the Company is required to post construction bonds to guarantee its performance of government-mandated infrastructure improvements. As of December 31, 2009, the Company had outstanding construction bonds of $3.4 million.

Ground Leases

The Company has noncancellable ground lease obligations on Kilroy Airport Center Phases I, II, and III in Long Beach, California with a lease period expiring in July 2084. Rental rates are subject to adjustments every five years based on fair market value. During the third quarter of 2009, the Company exercised its option to terminate a ground lease at Kilroy Airport Center Phase IV in Long Beach. The Company had previously leased this land, which is adjacent to the Company’s Office Properties at Kilroy Airport Center, Long Beach, for potential future development opportunities.

The minimum commitment under the Company’s ground leases as of December 31, 2009 for five years and thereafter was as follows:

Year Ending	(in thousands)
2010	$1,115
2011	1,042
2012	819
2013	819
2014	763
Thereafter	50,260

Total	$54,818

Litigation

To the Company’s knowledge, neither the Company nor any of the Company’s properties are presently subject to any litigation or threat of litigation which, if determined unfavorably to the Company, would have a material adverse effect on the Company’s cash flow, financial condition, or results of operations. The Company is party to litigation arising in the ordinary course of business, none of which if determined unfavorably to the Company, individually or in the aggregate, is expected to have a material adverse effect on the Company’s cash flow, financial condition, or results of operations.

In March 2008, Newgen Results Corporation (“Newgen”) attempted to surrender the leased premises at one of the Company’s Office Properties and ceased paying rent prior to the end of the lease term. Newgen signed the original lease for the property in 2000 and was subsequently acquired by Teletech Holdings, Inc. (“Teletech”). The Company refused to accept a surrender of the premises and has initiated legal action against Teletech and Newgen for past due rent and future rent as it becomes due and owing. The Company is actively pursuing this matter and is in discovery, with a trial currently scheduled for the third quarter of 2010. In the event there is ultimately an unfavorable result to the Company, the Company believes that there could potentially be a negative noncash impact to the Company’s results of operations ranging between $0 and approximately $3.5 million, primarily related to the deferred rent receivable balance for this tenant as of December 31, 2009. The Company stopped recognizing revenue associated with this lease as of April 2008.

Insurance

The Company carries comprehensive liability, fire, extended coverage, earthquake, environmental, rental loss, and terrorism insurance covering all of the Company’s properties. Management believes the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage, and industry practice. The Company does not carry insurance for generally uninsurable losses such as loss from riots or acts of God. Some of the Company’s policies are subject to limitations of coverage, qualifications, terms, conditions, and involve large deductibles or co-payments. In addition, the Company’s earthquake insurance policies include substantial self-insurance portions.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Environmental Matters

The Company follows the policy of monitoring its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist, the Company is not currently aware of any environmental liability with respect to the properties that would have a material effect on the Company’s financial condition, results of operations, and cash flow. Further, the Company is not aware of any environmental liability or any unasserted claim or assessment with respect to an environmental liability that the Company believes would require additional disclosure or the recording of a loss contingency.

12. Fair Value of Financial Instruments

Financial Instruments Reported at Fair Value

The only financial instruments recorded at fair value in the Company’s consolidated financial statements are the marketable securities related to the Deferred Compensation Plan. The Company recorded net gains of approximately $0.4 million and net losses of approximately $1.0 million and $40,000 for the years ended December 31, 2009, 2008, and 2007, respectively, related to the change in fair value of the marketable securities, which was reported in interest income and other investment gains (losses) in the Company’s consolidated statements of operations. The following table sets forth the fair value of the Company’s marketable securities as of December 31, 2009 and 2008:

	Fair Value (Level 1)(1)
	2009	2008
	(in thousands)
Description
Marketable Securities	$3,452	$1,888

(1)	Based on quoted prices in active markets for identical securities.

Financial Instruments Disclosed at Fair Value

The following table sets forth the carrying value and the fair value of Company’s remaining financial assets and liabilities as of December 31, 2009 and 2008:

	2009		2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)
Description
Assets
Note receivable	$10,679	$10,849	$10,824	$10,343

Liabilities
Secured debt	294,574	297,189	316,456	296,438
Exchangeable Notes	436,442	435,351	429,892	305,767
Unsecured senior notes	144,000	142,828	144,000	111,065
Credit Facility	97,000	96,250	252,000	237,898

With respect to the fair value calculations as of December 31, 2008, the Company incorporated an additional 250 basis points to the market credit spreads used to calculate fair value to adjust for the uncertainty and liquidity risk inherent in the market at that time due to the lack of available credit and tightening of the credit markets. The Company did not include such an adjustment for the fair value calculations as of December 31, 2009 since credit was more available and such liquidity risk adjustments were not warranted.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

13. Other Significant Transactions or Events

General and administrative expenses for the year ended December 31, 2009 include a $7.0 million charge related to separation payments due to the resignation of the Company’s Chief Financial Officer in December 2009.

2008 Lease Terminations

In the second quarter of 2008, Favrille, Inc. (“Favrille”), the Company’s seventh largest tenant at June 30, 2008 based on annualized base rental revenues, notified the Company of its intent to cease its business operations and to not pay any future rental payments under its lease beyond June 2008. The Company held a $3.6 million letter of credit and a $0.3 million security deposit as credit support under the terms of the lease. At June 30, 2008, the Company increased its provision for bad debts by approximately $3.1 million to reserve for the portion of the deferred rent receivable balance related to the Favrille lease that it estimated would not be recoverable after the application of the letter of credit proceeds and security deposit. In July 2008, the Company and Favrille entered into an agreement to terminate the lease as of August 31, 2008. During the third quarter of 2008, the Company drew down the letter of credit and applied the $3.9 million letter of credit proceeds and security deposit to July and August rent and the outstanding deferred rent receivable and accounts receivable balances.

During the year ended December 31, 2008, the Company also recognized approximately $2.7 million of noncash rental revenue, which was primarily due to the acceleration of the amortization of the deferred revenue balance related to tenant-funded tenant improvements associated with the Favrille lease. As of December 31, 2009, there was a $14.4 million unamortized balance included in buildings and improvements on the Company’s consolidated balance sheet related to the tenant improvements that remain in the two buildings previously leased to Favrille. The Company believes that these tenant improvements will have value to future tenants.

In July 2008, the Company entered into an agreement with Intuit, the Company’s largest tenant as of December 31, 2009 based on annual base rental revenues, to early terminate one of its leases in 2008. The lease that was terminated encompassed approximately 90,000 rentable square feet of office space and was scheduled to expire in July 2014. Intuit had the option to early terminate this lease in 2010. Intuit vacated approximately 95% of the premises in the third quarter of 2008 and the remaining premises during the first quarter of 2009. The Company recognized a net lease termination fee, which is included in other property income, of approximately $0.1 million and $5.0 million during the years ended December 31, 2009 and 2008, respectively.

14. Segment Disclosure

The Company’s reportable segments consist of the two types of commercial real estate properties for which the Company’s chief operating decision-makers internally evaluate operating performance and financial results: Office Properties and Industrial Properties. The Company also has certain corporate level activities including legal administration, accounting, finance, and management information systems, which are not considered separate operating segments.

The Company evaluates the performance of its segments based upon net operating income. “Net Operating Income” is defined as operating revenues (rental income, tenant reimbursements, and other property income) less property and related expenses (property expenses, real estate taxes, ground leases, and provisions for bad debts) and excludes other nonproperty income and expenses, interest expense, depreciation and amortization, and corporate general and administrative expenses. There is no intersegment activity.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

The following tables reconcile the Company’s segment activity to its consolidated results of operations for the years ended December 31, 2009, 2008, and 2007, and its consolidated financial position as of December 31, 2009 and 2008:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)
Office Properties:
Operating revenues(1)	$247,071	$256,066	$227,811
Property and related expenses	68,824	70,099	59,236

Net Operating Income	178,247	185,967	168,575

Industrial Properties:
Operating revenues(1)	32,363	33,289	30,065
Property and related expenses	7,381	6,493	5,590

Net Operating Income	24,982	26,796	24,475

Total Reportable Segments:
Operating revenues(1)	279,434	289,355	257,876
Property and related expenses	76,205	76,592	64,826

Net Operating Income	203,229	212,763	193,050

	Year Ended December 31,
	2009	2008	2007
	(in thousands)
Reconciliation to Consolidated Net Income Available to Common Unitholders:
Total net operating income, as defined, for reportable segments	203,229	212,763	193,050
Unallocated other income (loss):
Interest income and other net investment gains (losses)	1,300	(93)	1,606
Gain on early extinguishment of debt	4,909	—	—
Other unallocated expenses:
General and administrative expenses	39,938	38,260	36,580
Interest expense	46,119	45,346	40,762
Depreciation and amortization	87,627	83,215	72,754

Income from continuing operations	35,754	45,849	44,560
Income from discontinued operations	2,261	1,062	78,757

Net income	38,015	46,911	123,317
Net income attributable to noncontrolling interests in consolidated subsidiaries	(201)	(237)	(324)

Net income attributable to Kilroy Realty, L.P.	37,814	46,674	122,993
Preferred distributions	(15,196)	(15,196)	(15,196)

Net income available to common unitholders	$22,618	$31,478	$107,797

(1)	All operating revenues are comprised of amounts received from third-party tenants.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

	December 31,
	2009	2008
	(in thousands)
Assets:
Office Properties:
Land, buildings, and improvements, net	$1,498,427	$1,537,466
Undeveloped land and construction in progress	263,608	248,889
Total assets(1)	1,878,004	1,903,997

Industrial Properties:
Land, buildings, and improvements, net	152,072	156,472
Total assets(1)	165,563	165,266

Total Reportable Segments:
Land, buildings, and improvements, net	1,650,499	1,693,938
Undeveloped land and construction in progress	263,608	248,889
Total assets(1)	2,043,567	2,069,263

Reconciliation to Consolidated Assets:
Total assets for reportable segments	2,043,567	2,069,263
Other unallocated assets:
Cash and cash equivalents	9,883	9,553
Restricted cash	2,059	672
Marketable securities	3,452	1,888
Note receivable	10,679	10,824
Deferred financing costs, net	8,334	5,883
Prepaid expenses and other assets, net	6,307	4,835

Total consolidated assets	$2,084,281	$2,102,918

(1)	Includes land, buildings, and improvements, undeveloped land and construction in progress, current receivables, deferred rent receivable and deferred leasing costs, and acquisition-related intangible assets, all shown on a net basis.

	December 31,
	2009	2008
	(in thousands)
Capital Expenditures:(1)
Office Properties:
Expenditures for development and redevelopment properties and undeveloped land	$18,067	$74,574
Capital expenditures and tenant improvements	24,980	25,160

Industrial Properties:
Capital expenditures and tenant improvements	4,641	3,723
Total Reportable Segments:
Expenditures for development and redevelopment properties and undeveloped land	18,067	74,574
Capital expenditures and tenant improvements	29,621	28,883

(1)	Total consolidated capital expenditures are equal to the same amounts disclosed for total reportable segments.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

15. Property Dispositions Reported as Discontinued Operations

The following table summarizes properties sold during the years ended December 31, 2009 and 2007. The Company did not sell any properties during the year ended December 31, 2008.

Location	Property Type	Year of Disposition	Month of Disposition	Number of Buildings	Rentable Square Feet	Sales Price (in millions)
2009 Dispositions 12400 Industry Street Garden Grove, CA(1)	Industrial	2009	June	1	64,200	$5.1

2007 Dispositions 181/185 S. Douglas Street El Segundo, CA(2)	Office	2007	January	1	61,545
2270 E. El Segundo Boulevard El Segundo, CA(2)	Industrial	2007	January	1	6,362

Portfolio transaction subtotal				2	67,907	14.8
Kilroy Airport Center Sea-Tac Seattle, WA	Office	2007	December	3	532,430	79.3	(3)

Total 2007 Dispositions				5	600,337	$94.1

(1)	The property was vacant beginning January 2009 through the date of disposition.
(2)	The Company sold these properties in a portfolio transaction in January 2007. The sales price shown represents the sales price for the entire transaction.
(3)	Represents the gross sales price for this transaction before the effect of approximately $2.5 million funded into escrow by the Company for certain tenant improvements, for which work was completed by the buyer in 2008. Upon completion of these tenant improvements, approximately $0.2 million of unused proceeds was returned to the Company, which was recorded as additional gain on disposition of discontinued operations during the year ended December 31, 2008.

The following table summarizes the components that comprise income from discontinued operations for the years ended December 31, 2009, 2008, and 2007:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)
REVENUES:
Rental income	$—	$564	$8,266
Tenant reimbursements	—	49	2,339
Other property income	—	199	303

Total revenues	—	812	10,908

EXPENSES:
Property expenses	94	—	3,424
Real estate taxes(1)	105	(76)	986

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

	Year Ended December 31,
	2009	2008	2007
	(in thousands)
Ground leases	—	—	452
Depreciation and amortization	25	60	1,794

Total expenses	224	(16)	6,656

(Loss) income from discontinued operations before net gain on dispositions of discontinued operations	(224)	828	4,252
Net gain on dispositions of discontinued operations(2)	2,485	234	74,505

Total income from discontinued operations	$2,261	$1,062	$78,757

(1)	Real estate taxes for the year ended December 31, 2008 includes the reversal of an accrual for property taxes for a property that was sold in 2005.
(2)	Net gain on dispositions of discontinued operations for the year ended December 31, 2007 includes a $4.8 million payment received to terminate a profit participation agreement that was entered into in connection with a 2005 property disposition.

The following table summarizes total income from discontinued operations by the Company’s reportable segments for the years ended December 31, 2009, 2008, and 2007:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)
Reportable Segments:
Office Properties	$—	$433	$72,497
Industrial Properties	2,261	629	6,260

Total income from discontinued operations	$2,261	$1,062	$78,757

16. Net Income Available to Common Unitholders Per Unit

The following table reconciles the numerator and denominator of the basic and diluted per-unit computations for net income available to common unitholders for the years ended December 31, 2009, 2008, and 2007:

	Year Ended December 31,
	2009	2008	2007
	(in thousands, except unit and per unit amounts)
Numerator:
Income from continuing operations	$35,754	$45,849	$44,560
Income from continuing operations attributable to noncontrolling interests in consolidated subsidiaries	(201)	(237)	(245)
Preferred distributions	(15,196)	(15,196)	(15,196)
Allocation to participating securities (nonvested shares and RSUs)	(1,293)	(338)	(967)

Numerator for basic and diluted income form continuing operations available to common unitholders	19,064	30,078	28,152
Discontinued operations	2,261	1,062	78,757
Discontinued operations attributable to noncontrolling interests in consolidated subsidiaries	—	—	(79)

Numerator for basic and diluted net income available to common unitholders	$21,325	$31,140	$106,830

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

	Year Ended December 31,
	2009	2008	2007
	(in thousands, except unit and per unit amounts)
Denominator:
Basic weighted average vested common units outstanding	40,436,196	34,531,779	34,615,769
Effect of dilutive securities—options and contingently issuable units	27,025	74,281	28,969

Diluted weighted average vested common units and common unit equivalents outstanding	40,463,221	34,606,060	34,644,738

	Year Ended December 31,
	2009	2008	2007
	(in thousands, except unit and per unit amounts)
Basic earnings per unit:
Income from continuing operations available to common unitholders per unit	$0.47	$0.87	$0.81
Discontinued operations per common unit	0.06	0.03	2.28

Net income available to common unitholders per unit	$0.53	$0.90	$3.09

Diluted earnings per unit:
Income from continuing operations available to common unitholders per unit	$0.47	$0.87	$0.81
Discontinued operations per common unit	0.06	0.03	2.28

Net income available to common unitholders per unit	$0.53	$0.90	$3.09

As of December 31, 2009, 2008, and 2007, the effect of the assumed conversion of the Exchangeable Notes was not included in the net income available to common unitholders per unit calculation as its effect was antidilutive to income from continuing operations available to common unitholders.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

17. Impact of New Accounting Provisions Adopted January 1, 2009

Effective January 1, 2009, the Company adopted new accounting provisions with respect to exchangeable debt instruments, noncontolling interests, and the treatment of nonvested share-based payment awards containing nonforfeitable rights to dividends or dividend equivalents in the computation of basic and diluted net income available to common unitholders per unit. See additional information regarding these new accounting provisions in Note 2. The following tables summarize the impact of new accounting standards adopted January 1, 2009 on the Company’s consolidated balance sheets and statements of operations for all periods presented. The new accounting standards adopted January 1, 2009 did not have any impact on the Company’s consolidated statements of cash flows.

	As of December 31, 2009
	As Computed Before New Accounting Standards	Adjustments		As Adjusted
		Exchangeable Debt Standard	Noncontrolling Interest Standard
	(in thousands)
Balance Sheet:
Assets:
Total real estate assets, net	$1,909,051	$5,056		$1,914,107
Deferred financing costs, net	9,147	(813)		8,334
Total assets	2,080,038	4,243		2,084,281
Liabilities:
Exchangeable senior notes, net	469,226	(32,784)		436,442
Total liabilities	1,159,589	(32,784)		1,126,805
Series A Preferred Units	75,138		(1,500)	73,638
Capital:
Partners’ capital	845,311	37,027		882,338
Noncontrolling interests in consolidated subsidiaries	—		1,500	1,500
Total capital	845,311	37,027	1,500	883,838
Total liabilities and capital	$2,080,038	$4,243	—	$2,084,281

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

	As of December 31, 2008
	As Computed Before New Accounting Standards	Adjustments		As Adjusted
		Exchangeable Debt Standard	Noncontrolling Interest Standard
	(in thousands)
Balance Sheet:
Assets:
Total real estate assets, net	$1,939,244	$3,583		$1,942,827
Deferred financing costs, net	6,131	(248)		5,883
Total assets	2,099,583	3,335		2,102,918
Liabilities:
Exchangeable senior notes, net	457,010	(27,118)		429,892
Total liabilities	1,341,512	(27,118)		1,314,394
Series A Preferred Units	75,548		(1,910)	73,638
Capital:
Partners’ capital	682,523	30,453		712,976
Noncontrolling interests in consolidated subsidiaries	—		1,910	1,910
Total capital	682,523	30,453	1,910	714,886
Total liabilities and capital	$2,099,583	$3,335	—	$2,102,918

	For the Year Ended December 31, 2009
	As Computed Before New Accounting Standards	Adjustments		As Adjusted
		Exchangeable Debt Standard	Earnings Per Share Standard
	(in thousands, except per unit amounts)
Statement of Operations:
Interest expense	$40,059	$6,060		$46,119
Total expenses	243,829	6,060		249,889
Gain on early extinguishment of debt	9,744	(4,835)		4,909
Net income(1)	48,910	(10,895)		38,015
Net income attributable to the Kilroy Realty, L.P.(2)	48,709	(10,895)		37,814
Net income available to common unitholders	33,513	(10,895)		22,618
Income from continuing operations available to common unitholders per unit—basic	0.77	(0.27)	(0.03)	0.47
Income from continuing operations available to common unitholders per unit—diluted	0.77	(0.27)	(0.03)	0.47
Net income available to common unitholders per unit—basic	0.83	(0.27)	(0.03)	0.53
Net income available to common unitholders per unit—diluted	$0.83	$(0.27)	$(0.03)	$0.53

(1)	Represents net income attributable to both Kilroy Realty, L.P. and the noncontrolling interests in consolidated subsidiaries. For the year ended December 31, 2009, prior to the adoption of the new accounting standard affecting noncontrolling interests, reported net income would have been calculated after the impact of $0.2 million of net income attributable to noncontrolling interests in consolidated subsidiaries.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

(2)	Represents net income after the allocation of net income to noncontrolling interests in consolidated subsidiaries but before preferred distributions.

	For the Year Ended December 31, 2008
	As Computed Before New Accounting Standards	Adjustments		Reclass	As Adjusted
		Exchangeable Debt Standard	Earnings Per Share Standard	Discontinued Operations(3)
	(in thousands, except per unit amounts)
Statement of Operations:
Interest expense	$40,366	$4,980			$45,346
Total expenses	238,552	4,980		(119)	243,413
Net income(1)	51,891	(4,980)			46,911
Net income attributable to the Kilroy Realty, L.P.(2)	51,654	(4,980)			46,674
Net income available to common unitholders	36,458	(4,980)			31,478
Income from continuing operations available to common unitholders per unit—basic	1.04	(0.15)	(0.01)	(0.01)	0.87
Income from continuing operations available to common unitholders per unit—diluted	1.03	(0.14)	(0.01)	(0.01)	0.87
Net income available to common unitholders per unit—basic	1.05	(0.14)	(0.01)		0.90
Net income available to common unitholders per unit—diluted	$1.05	$(0.15)			$0.90

(1)	Represents net income attributable to both Kilroy Realty, L.P. and the noncontrolling interests in consolidated subsidiaries. For the year ended December 31, 2008, prior to the adoption of the new accounting standard affecting noncontrolling interests, reported net income was calculated after the impact of $0.2 million of net income attributable to noncontrolling interests in consolidated subsidiaries.
(2)	Represents net income after the allocation of net income to noncontrolling interests in consolidated subsidiaries but before preferred distributions.
(3)	Represents the amounts associated with the property sold in June 2009 that have been reclassified to discontinued operations.

	For the Year Ended December 31, 2007
	As Computed Before New Accounting Standard	Adjustments		Reclass	As Adjusted
		Exchangeable Debt Standard	Earnings Per Share Standard	Discontinued Operations(3)
	(in thousands, except per unit amounts)
Statement of Operations:
Interest expense	$37,502	$3,260			$40,762
Total expenses	211,797	3,260		(135)	214,922
Net income(1)	126,577	(3,260)			123,317
Net income attributable to the Kilroy Realty, L.P.(2)	126,253	(3,260)			122,993
Net income available to common unitholders	111,057	(3,260)			107,797
Income from continuing operations available to common unitholders per unit—basic	0.95	(0.10)	(0.02)	(0.02)	0.81
Income from continuing operations available to common unitholders per unit—diluted	0.94	(0.09)	(0.02)	(0.02)	0.81
Net income available to common unitholders per unit—basic	3.22	(0.10)	(0.03)		3.09
Net income available to common unitholders per unit—diluted	$3.20	$(0.09)	$(0.02)		$3.09

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

(1)	Represents net income attributable to both Kilroy Realty, L.P. and the noncontrolling interests in consolidated subsidiaries. For the year ended December 31, 2008, prior to the adoption of the new accounting standard affecting noncontrolling interests, reported net income was calculated after the impact of $0.3 million of net income attributable to noncontrolling interests in consolidated subsidiaries.

(2)	Represents net income after the allocation of net income to noncontrolling interests in consolidated subsidiaries but before preferred distributions.
(3)	Represents the amounts associated with the property sold in June 2009 that have been reclassified to discontinued operations.

18. Subsequent Events

On January 15, 2010, aggregate distributions, and dividend equivalents of $15.9 million were paid to common unitholders and RSU holders of record on December 31, 2009.

On January 25, 2010, Kilroy Realty Corporation’s Executive Compensation Committee granted an aggregate of 146,650 nonvested RSUs to the Executive Officers and certain key employees under the 2006 Plan.

In January 2010, the Company borrowed $71.0 million under a new mortgage loan that is scheduled to mature February 1, 2017. The new mortgage loan is secured by five properties, bears interest at an annual rate of 6.51%, and requires monthly payments based on a 30-year amortization period. The Company used a portion of the proceeds to repay an outstanding mortgage loan with a principal balance of $63.2 million that was scheduled to mature in April 2010.

On April 16, 2010, aggregate distributions, and dividend equivalents of $16.0 million were paid to common unitholders and RSU holders of record on March 31, 2010.

In April 2010, the Company exercised an option to extend the maturity date of its Credit Facility through April 2011 (see Note 4).

In April 2010, Kilroy Realty Corporation completed an underwritten public offering of 9,200,000 shares of its common stock. The net offering proceeds, after deducting underwriting discounts and commissions and offering expenses, were approximately $299.8 million, which were contributed by Kilroy Realty Corporation to the Company for 9,200,000 common units.

In May 2010, the Company completed a private placement offering of $250.0 million aggregate principal amount of 6.625% senior unsecured notes due in 2020 (the “Notes”). The Notes are guaranteed by Kilroy Realty Corporation on a senior unsecured basis. The Notes will pay interest semi-annually at a rate of 6.625% per annum and mature on June 1, 2020. Proceeds from the offering were approximately $245.0 million, after deducting the initial purchasers’ discounts and commissions and expenses.

In June 2010, the Company repurchased 3.25% Exchangeable Notes with an aggregate stated principal amount of $150.0 million for approximately $151.1 million in cash, including transaction costs, pursuant to a tender offer. The Company recorded a net loss on early extinguishment of debt of approximately $4.6 million and charged approximately $2.7 million, which represented the amount of the cash repurchase proceeds allocated to the equity component, to additional paid-in capital.

On July 16, 2010, aggregate dividends, distributions, and dividend equivalents of $19.2 million were paid to common stockholders, common unitholders, and RSU holders of record on June 30, 2010.

In July 2010, the Company received cash for the entire outstanding principal balance of its note receivable.

In August 2010, the Company entered into the New Credit Facility and used borrowings under the New Credit Facility to repay, and then terminate, the Credit Facility. The New Credit Facility includes a $200 million accordion option and has a term of three years plus a one year extension option. The New Credit Facility bears interest at an annual rate of LIBOR plus 2.675%.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

Subsequent to December 31, 2009, the Company acquired the operating properties listed below from unrelated third parties. Unless otherwise noted, the Company generally funded these acquisitions with the net proceeds from the equity offering in April 2010, the issuance of the unsecured senior notes in May 2010 and borrowings under the Company’s Credit Facility:

Property	Property Type	Date of Acquisition	Number of Buildings	Rentable Square Feet	Percentage Occupied as of June 30, 2010	Purchase Price (in millions)(2)
2385 Northside Drive San Diego, CA (1)	Office	March 17, 2010	1	88,795	71.8%	$18.0
303 Second Street San Francisco, CA	Office	May 26, 2010	1	731,972	89.7%	$233.3
999 Town & Country Orange, CA	Office	June 18, 2010	1	98,551	100.0%	$22.3
2211 Michelson Drive Irvine, CA	Office	June 24, 2010	1	271,556	95.9%	$103.2
2355, 2365, 2375 Northside Drive San Diego, CA (1)(3)	Office	June 30, 2010	3	190,634	80.9%	$52.6

(1)	The property is a part of Mission City Corporate Center.
(2)	Excludes acquisition-related costs.
(3)	In connection with this acquisition, the Company assumed secured debt with a principal balance of $52.0 million that is scheduled to mature on April 1, 2012. The secured debt and the three properties that secure the debt are held in a bankruptcy remote special purpose entity and are not available to satisfy the debts and other obligations of the Company. The debt bears contractual interest at a weighted average annual rate of 5.1%, and requires monthly interest only payments.

The related assets, liabilities and results of operations of all acquisitions will be included in the consolidated financial statements as of the date of acquisition. The acquisition of 303 Second Street, San Francisco, CA was greater than 10% of the Company’s total assets as of December 31, 2009. All other 2010 acquisitions were individually less than 5% and in aggregate less than 10% of the Company’s total assets as of December 31, 2009. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in connection with the acquisition of 303 Second Street:

	(in thousands)
Assets Acquired
Land	$63,550
Buildings and improvements	154,203	(1)
Deferred leasing costs and acquisition related intangibles	19,828	(2)
Restricted cash	2,522	(3)

Total assets acquired	240,103

	(in thousands)

Liabilities Assumed
Deferred revenue and acquisition related liabilities	3,210	(4)
Accounts payable, accrued expenses and other liabilities	3,565	(3)

Total liabilities assumed	6,775
Total purchase price	$233,328

(1)	Represents buildings and improvements and tenant improvements.
(2)	Represents in-place leases (approximately $7.8 million), above-market leases (approximately $7.5 million), and unamortized leasing commissions (approximately $4.5 million).
(3)	Represents unfunded tenant improvements and leasing commission obligations for in-place leases of which, approximately $2.5 million is held in an escrow account as restricted cash.
(4)	Represents below-market leases.

KILROY REALTY, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Three Years Ended December 31, 2009

The following unaudited pro forma consolidated results of operations for the years ended December 31, 2009 and 2008 assumes that the acquisition of 303 Second Street was completed as of January 1, 2009 and 2008, respectively:

	December 31, 2009	December 31, 2008
	(in thousands except per unit amounts)
Revenues	$307,103	$313,632
Net income available to common unitholders	32,243	32,573
Net income available to common unitholders per unit—basic	$0.77	$0.93
Net income available to common unitholders per unit—diluted	$0.77	$0.93

Pro forma data may not be indicative of the results that would have been reported had the acquisition actually occurred as of January 1, 2009 and 2008, respectively, nor does it intend to be a projection of future results.

KILROY REALTY, L.P.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Year ended December 31, 2009, 2008, and 2007

(in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Allowance for Uncollectible Tenant Receivables
Year ended December 31, 2009—Allowance for uncollectible tenant receivables	$3,980	$906	$(1,823)	$3,063
Year ended December 31, 2008—Allowance for uncollectible tenant receivables	$3,437	$675	$(132)	$3,980
Year ended December 31, 2007—Allowance for uncollectible tenant receivables	$3,281	$173	$(17)	$3,437
Allowance for Unbilled Deferred Rent
Year ended December 31, 2009—Allowance for deferred rent	$7,339	$(337)	$(614)	$6,388
Year ended December 31, 2008—Allowance for deferred rent	$8,034	$3,376	$(4,071)	$7,339
Year ended December 31, 2007—Allowance for deferred rent	$7,950	$300	$(216)	$8,034

KILROY REALTY, L.P.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2009

	Initial Cost				Costs Capitalized Subsequent to Acquisition/ Improvement	Gross Amounts at Which Carried at Close of Period			Accumulated Depreciation	Depreciation Life(1)	Date of Acquisition (A)/ Construction (C) (2)		Rentable Square Feet(3)
Property Location	Encumbrances		Land	Buildings and Improvements		Land	Building	Total
					(in thousands)
Office Properties:
23925 Park Sorrento Calabasas, California	$17,043	(5)	$50	$2,346	$271	$50	$2,617	$2,667	$1,034	35	2001	(C)	11,789
23975 Park Sorrento Calabasas, California		(5)	765	17,720	3,979	765	21,699	22,464	8,315	35	2002	(C)	100,592
24025 Park Sorrento Calabasas, California		(5)	845	15,896	2,595	845	18,491	19,336	7,788	35	2000	(C)	102,264
26541 Agoura Road Calabasas, California			1,979	9,630	5,479	1,979	15,109	17,088	7,054	35	1997	(A)	91,327
2240 E. Imperial Highway El Segundo, California			1,044	11,763	22,877	1,044	34,640	35,684	13,613	35	1983	(C)	122,870
2250 E. Imperial Highway El Segundo, California			2,579	29,062	19,806	2,579	48,868	51,447	35,243	35	1983	(C)	293,261
2260 E. Imperial Highway El Segundo, California			2,518	28,370	(5,244)	2,518	23,126	25,644	15,890	35	1983	(C)	286,151
909 Sepulveda Boulevard El Segundo, California		(6)	3,577	34,042	37,227	3,577	71,269	74,846	12,228	35	2005	(C)	241,607
999 Sepulveda Boulevard El Segundo, California		(6)	1,407	34,326	9,524	1,407	43,850	45,257	9,102	35	2003	(C)	127,901
3750 Kilroy Airport Way Long Beach, California				1,941	10,180		12,121	12,121	7,367	35	1989	(C)	10,457
3760 Kilroy Airport Way Long Beach, California				17,467	7,435		24,902	24,902	16,236	35	1989	(C)	165,278
3780 Kilroy Airport Way Long Beach, California				22,319	12,366		34,685	34,685	25,287	35	1989	(C)	219,745

	Initial Cost			Costs Capitalized Subsequent to Acquisition/ Improvement	Gross Amounts at Which Carried at Close of Period			Accumulated Depreciation	Depreciation Life(1)	Date of Acquisition (A)/ Construction (C) (2)		Rentable Square Feet(3)
Property Location	Encumbrances	Land	Buildings and Improvements		Land	Building	Total
				(in thousands)
3800 Kilroy Airport Way Long Beach, California			19,408	15,147		34,555	34,555	13,959	35	2000	(C)	192,476
3840 Kilroy Airport Way Long Beach, California			13,586	9,754		23,340	23,340	10,731	35	1999	(C)	136,026
3880 Kilroy Airport Way Long Beach, California			9,704	1,092		10,796	10,796	3,980	35	1997	(A)	98,243
3900 Kilroy Airport Way Long Beach, California			12,615	5,483		18,098	18,098	8,238	35	1997	(A)	126,840
Kilroy Airport Center, Phase IV Long Beach, California(4)				2,088		2,088	2,088	2,088	35

12100 W. Olympic Boulevard Los Angeles, California			352	45,611	12,267	9,633	48,597	58,230	10,656	35	2003	(C)	150,167
12200 W. Olympic Boulevard Los Angeles, California			4,329	35,488	10,366	3,977	46,206	50,183	20,955	35	2000	(C)	150,302
12312 W. Olympic Boulevard Los Angeles, California			3,325	12,202	582	3,399	12,710	16,109	4,678	35	1997	(A)	78,000
1633 26th Street Santa Monica, California			2,080	6,672	1,696	2,040	8,408	10,448	4,093	35	1997	(A)	44,915
2100 Colorado Avenue Santa Monica, California	63,170	(7)	5,474	26,087	4,634	5,476	30,719	36,195	9,790	35	1997	(A)	94,844
3130 Wilshire Boulevard Santa Monica, California			8,921	6,579	8,256	9,188	14,568	23,756	7,289	35	1997	(A)	88,339
501 Santa Monica Boulevard Santa Monica, California		(7)	4,547	12,044	5,307	4,551	17,347	21,898	6,934	35	1998	(A)	73,115
12225 El Camino Real Del Mar, California			1,700	9,633	727	1,703	10,357	12,060	2,826	35	1998	(A)	60,148
12235 El Camino Real Del Mar, California			1,507	8,543	4,269	1,510	12,809	14,319	4,526	35	1998	(A)	54,673
12340 El Camino Real Del Mar, California		(6)	4,201	13,896	7,078	4,201	20,974	25,175	4,763	35	2002	(C)	87,405
12390 El Camino Real Del Mar, California		(6)	3,453	11,981	1,222	3,453	13,203	16,656	5,727	35	2000	(C)	72,332
12348 High Bluff Drive Del Mar, California			1,629	3,096	3,336	1,629	6,432	8,061	3,604	35	1999	(C)	38,710
12400 High Bluff Drive Del Mar, California			15,167	40,497	7,327	15,167	47,824	62,991	10,765	35	2004	(C)	208,464
3579 Valley Centre Drive Del Mar, California	74,497	(8)	2,167	6,897	3,730	2,858	9,936	12,794	3,875	35	1999	(C)	52,375
3611 Valley Centre Drive Del Mar, California		(8)	4,184	19,352	10,839	5,259	29,116	34,375	10,975	35	2000	(C)	130,178
3661 Valley Centre Drive Del Mar, California		(8)	4,038	21,144	5,929	4,725	26,386	31,111	9,896	35	2001	(C)	129,752
3721 Valley Centre Drive Del Mar, California		(8)	4,297	18,967	5,662	4,254	24,672	28,926	5,294	35	2003	(C)	114,780
3811 Valley Centre Drive Del Mar, California	31,094	(9)	3,452	16,152	20,053	4,457	35,200	39,657	9,315	35	2000	(C)	112,067
6200 Greenwich Drive Governor Park, California	516	(10)	1,583	5,235	2,730	1,699	7,849	9,548	4,386	35	1999	(C)	71,000
6220 Greenwich Drive Governor Park, California		(10)	3,213	10,628	7,955	3,449	18,347	21,796	5,597	35	1997	(A)	141,214

15051 Avenue of Science I-15 Corridor, California	2,888	5,780	5,543	2,888	11,323	14,211	3,834	35	2002	(C)	70,617
15073 Avenue of Science I-15 Corridor, California	2,070	5,728	1,493	2,070	7,221	9,291	3,077	35	2002	(C)	46,759
15231 Avenue of Science I-15 Corridor, California	2,233	8,830	1,823	2,233	10,653	12,886	1,470	35	2005	(C)	65,638
15253 Avenue of Science I-15 Corridor, California	1,548	6,423	1,147	1,548	7,570	9,118	1,011	35	2005	(C)	37,437
15333 Avenue of Science I-15 Corridor, California	2,371	16,500	1,106	2,371	17,606	19,977	1,975	35	2006	(C)	78,880
15378 Avenue of Science I-15 Corridor, California	3,565	3,796	1,871	3,565	5,667	9,232	2,501	35	1998	(A)	68,910
15004 Innovation Drive I-15 Corridor, California	1,858		62,529	1,858	62,529	64,387	2,956	35	2008	(C)	150,801
15435 Innovation Drive I-15 Corridor, California	2,143	6,311	(8)	2,046	6,400	8,446	3,593	35	2000	(C)	51,500
15445 Innovation Drive I-15 Corridor, California	2,143	6,311	240	2,046	6,648	8,694	3,607	35	2000	(C)	51,500
13280 Evening Creek Drive South I-15 Corridor, California	3,701	8,398	1,143	3,701	9,541	13,242	605	35	2008	(C)	42,971
13290 Evening Creek Drive South I-15 Corridor, California	5,229	11,871	1,458	5,229	13,329	18,558	451	35	2008	(C)	61,176
13480 Evening Creek Drive North I-15 Corridor, California	7,997		48,048	7,997	48,048	56,045	1,957	35	2008	(C)	149,817
13500 Evening Creek Drive North I-15 Corridor, California	7,581	35,903	5,760	7,580	41,664	49,244	7,248	35	2004	(A)	142,742
13520 Evening Creek Drive North I-15 Corridor, California	7,581	35,903	9,322	7,580	45,226	52,806	7,249	35	2004	(A)	141,368
7525 Torrey Santa Fe 56 Corridor, California	2,348	28,035	3,831	2,348	31,866	34,214	2,929	35	2007	(C)	103,979
7535 Torrey Santa Fe 56 Corridor, California	2,950	33,808	5,778	2,950	39,586	42,536	3,695	35	2007	(C)	130,243
7545 Torrey Santa Fe 56 Corridor, California	2,950	33,708	7,898	2,950	41,606	44,556	4,063	35	2007	(C)	130,354
7555 Torrey Santa Fe 56 Corridor, California	2,287	24,916	3,573	2,287	28,489	30,776	2,562	35	2007	(C)	101,236
10020 Pacific Mesa Boulevard Sorrento Mesa, California	8,007	52,189	15,336	8,007	67,525	75,532	6,639	35	2007	(C)	318,000

4910 Directors Place Sorrento Mesa, California		2,240	13,039	1,989	2,240	15,028	17,268	36	35	2009	(C)	50,925
4921 Directors Place Sorrento Mesa, California		3,792	11,091	1,732	3,792	12,823	16,615	395	35	2008	(C)	55,500
4939 Directors Place Sorrento Mesa, California		2,225	12,698	4,469	2,198	17,194	19,392	5,069	35	2002	(C)	60,662
4955 Directors Place Sorrento Mesa, California		2,521	14,122	3,697	3,179	17,161	20,340	7,694	35	2000	(C)	76,246
5005 Wateridge Vista Drive Sorrento Mesa, California		2,558	5,694	(8,252)					35	1999	(C)	61,460
5010 Wateridge Vista Drive Sorrento Mesa, California		4,548	10,122	13,226	9,334	18,562	27,896	7,758	35	1999	(C)	111,318
10243 Genetic Center Drive Sorrento Mesa, California		4,632	19,549	(28)	4,632	19,521	24,153	5,963	35	2001	(C)	102,875
6055 Lusk Avenue Sorrento Mesa, California		3,935	8,008	5,778	3,942	13,779	17,721	3,913	35	1997	(A)	93,000
6260 Sequence Drive Sorrento Mesa, California		3,206	9,803	1,017	3,212	10,814	14,026	3,940	35	1997	(A)	130,536
6290 Sequence Drive Sorrento Mesa, California		2,403	7,349	4,663	2,407	12,008	14,415	3,646	35	1997	(A)	90,000
6310 Sequence Drive Sorrento Mesa, California	(7)	2,940	4,946	(6)	2,941	4,939	7,880	2,295	35	2000	(C)	62,415
6340 Sequence Drive Sorrento Mesa, California	(7)	2,434	7,302	9,937	2,437	17,236	19,673	5,806	35	1998	(A)	66,400
6350 Sequence Drive Sorrento Mesa, California	(7)	4,941	14,824	(5,299)	4,949	9,517	14,466	4,560	35	1998	(A)	132,600
10390 Pacific Center Court Sorrento Mesa, California		3,267	5,779	7,500	3,267	13,279	16,546	3,177	35	2002	(C)	68,400
10394 Pacific Center Court Sorrento Mesa, California	(7)	2,696	7,134	(878)	1,671	7,281	8,952	2,272	35	1998	(A)	59,630
10398 Pacific Center Court Sorrento Mesa, California	(7)	1,947	5,152	(521)	1,222	5,356	6,578	1,840	35	1998	(A)	43,645
10421 Pacific Center Court Sorrento Mesa, California	(7)	2,926	7,979	18,973	2,926	26,952	29,878	7,230	35	1998	(A)	79,871
10445 Pacific Center Court Sorrento Mesa, California	(7)	2,247	5,945	247	1,809	6,630	8,439	1,932	35	1998	(A)	48,709
10455 Pacific Center Court Sorrento Mesa, California	(7)	4,044	10,701	(2,440)	3,780	8,525	12,305	2,869	35	1998	(A)	90,000
10350 Barnes Canyon Sorrento Mesa, California	(7)	1,648	4,360	1,575	1,459	6,124	7,583	3,318	35	1998	(A)	38,018
10120 Pacific Heights Sorrento Mesa, California	(7)	2,397	6,341	(76)	2,111	6,551	8,662	3,156	35	1998	(A)	52,540
5717 Pacific Center Boulevard Sorrento Mesa, California		2,693	6,280	4,220	2,693	10,500	13,193	1,818	35	2001	(C)	67,995
4690 Executive Drive UTC, California	(6)	1,623	7,926	2,382	1,623	10,308	11,931	3,814	35	1999	(A)	47,212
9455 Towne Center Drive UTC, California			3,936	3,396	3,118	4,214	7,332	1,660	35	1998	(A)	45,195

9785 Towne Center Drive UTC, California			2,722	9,932	(1,078)	2,329	9,247	11,576	2,841	35	1999	(A)	75,534
9791 Towne Center Drive UTC, California			1,814	6,622	1,122	2,217	7,341	9,558	2,255	35	1999	(A)	50,466
4175 E. La Palma Avenue Anaheim, California			1,518	2,612	2,454	1,518	5,066	6,584	2,631	35	1997	(A)	43,263
8101 Kaiser Boulevard Anaheim, California			2,369	6,180	1,665	2,377	7,837	10,214	3,252	35	1997	(A)	59,790
601 Valencia Avenue Brea, California			3,518	2,900	1,085	3,519	3,984	7,503	1,368	35	1997	(A)	60,891
603 Valencia Avenue Brea, California			2,706	3,904	337	2,706	4,241	6,947	804	35	2005	(A)	45,900
111 Pacifica Irvine, California		(7)	5,165	4,653	2,829	5,166	7,481	12,647	3,695	35	1997	(A)	67,496
5151 Camino Ruiz Camarillo, California			3,151	13,798	3,352	3,151	17,150	20,301	6,721	35	1997	(A)	187,861
5153 Camino Ruiz Camarillo, California			675	2,957	1,136	676	4,092	4,768	1,911	35	1997	(A)	38,655
5155 Camino Ruiz Camarillo, California			675	2,957	1,382	675	4,339	5,014	2,107	35	1997	(A)	38,856
2829 Townsgate Road Thousand Oaks, California			5,248	8,001	4,302	5,248	12,303	17,551	5,272	35	1997	(A)	81,067

TOTAL OFFICE PROPERTIES	$186,320		$263,257	$1,209,905	$547,802	$279,170	$1,741,794	$2,020,964	$522,537				8,708,466

Industrial Properties:
2031 E. Mariposa Avenue El Segundo, California			$132	$867	$3,807	$132	$4,674	$4,806	$3,763	35	1954	(C)	192,053
1000 E. Ball Road Anaheim, California			838	1,984	1,264	838	3,248	4,086	3,061	35	1956 (C)/1974	(A)	100,000
1230 S. Lewis Street Anaheim, California			395	1,489	2,487	395	3,976	4,371	3,353	35	1982	(C)	57,730
1250 N. Tustin Avenue Anaheim, California	33,500	(11)	2,098	4,158	504	2,098	4,662	6,760	1,854	35	1998	(A)	84,185
3125 E. Coronado Street Anaheim, California	71,433	(12)	3,669	4,341	1,464	3,669	5,805	9,474	1,857	35	1997	(A)	144,000
3130/3150 Miraloma Anaheim, California		(12)	3,335	3,727	232	3,336	3,958	7,294	1,474	35	1997	(A)	144,000

3250 E. Carpenter Avenue Anaheim, California	(11)			2,556		2,556	2,556	1,025	35	1998	(C)	41,225
3340 E. La Palma Avenue Anaheim, California	(11)	67	1,521	5,226	67	6,747	6,814	5,606	35	1966	(C)	153,320
3355 E. La Palma Avenue Anaheim, California	(12)	1,704	3,235	2,670	1,982	5,627	7,609	3,003	35	1999	(C)	98,200
4123 E. La Palma Avenue Anaheim, California		1,690	2,604	3,015	1,690	5,619	7,309	2,732	35	1997	(A)	70,863
4155 E. La Palma Avenue Anaheim, California		1,148	2,681	1,221	1,148	3,902	5,050	1,674	35	1997	(A)	74,618
5115 E. La Palma Avenue Anaheim, California	(12)	2,462	6,675	4,764	2,464	11,437	13,901	4,439	35	1997	(A)	286,139
5325 E. Hunter Avenue Anaheim, California	(12)	1,728	3,555	939	1,728	4,494	6,222	1,900	35	1997	(A)	110,487
1145 N. Ocean Boulevard Anaheim, California	(12)	1,171	2,224	639	1,303	2,731	4,034	1,226	35	1999	(C)	65,447
1201 N. Miller Street Anaheim, California	(12)	3,620	6,875	(2,581)	2,145	5,769	7,914	3,170	35	1999	(C)	119,612
1211 N. Miller Street Anaheim, California	(12)	2,129	4,044	4,011	3,234	6,950	10,184	2,571	35	1999	(C)	200,646
1231 N. Miller Street Anaheim, California	(12)	2,023	3,842	2,224	1,984	6,105	8,089	1,828	35	1999	(C)	113,242
660 N. Puente Street Brea, California	(11)	227	2,507	378	247	2,865	3,112	1,037	35	1997	(A)	51,567
950 W. Central Avenue Brea, California	(11)	101	1,114	616	110	1,721	1,831	634	35	1997	(A)	24,000
1050 W. Central Avenue Brea, California	(11)	139	1,532	358	117	1,912	2,029	704	35	1997	(A)	30,000
1150 W. Central Avenue Brea, California	(11)	139	1,532	170	132	1,709	1,841	669	35	1997	(A)	30,000
895 Beacon Street Brea, California	(11)	253	2,785	107	224	2,921	3,145	1,122	35	1997	(A)	54,795
955 Beacon Street Brea, California	(11)	177	1,950	90	172	2,045	2,217	763	35	1997	(A)	37,916
1125 Beacon Street Brea, California	(11)	227	2,507	415	261	2,888	3,149	1,077	35	1997	(A)	49,178
925 Lambert Road Brea, California	(12)	1,829	3,861	1,215	1,831	5,074	6,905	2,223	35	1999	(C)	80,000
1075 Lambert Road Brea, California	(12)	1,497	3,159	938	1,495	4,099	5,594	1,865	35	1999	(C)	98,811
1675 MacArthur Boulevard Costa Mesa, California	(12)	2,076	2,114	347	2,076	2,461	4,537	912	35	1997	(A)	50,842
25902 Towne Center Drive Foothill Ranch, California	(12)	3,334	8,243	5,985	4,949	12,613	17,562	6,204	35	1998	(C)	309,685
12681/12691 Pala Drive Garden Grove, California		471	2,115	3,056	471	5,171	5,642	4,891	35	1980	(A)	84,700
7421 Orangewood Avenue Garden Grove, California		612	3,967	1,728	612	5,695	6,307	2,225	35	1997	(A)	82,602
7091 Belgrave Avenue Garden Grove, California		486	3,092	335	505	3,408	3,913	1,354	35	1997	(A)	70,000
12271 Industry Street Garden Grove, California		131	833	(236)	125	603	728	218	35	1997	(A)	20,000
12311 Industry Street Garden Grove, California		168	1,070	(334)	135	769	904	298	35	1997	(A)	25,000
7261 Lampson Avenue Garden Grove, California		318	2,022	(146)	429	1,765	2,194	556	35	1997	(A)	47,092

12472 Edison Way Garden Grove, California			374	2,379	675	318	3,110	3,428	1,102	35	1997	(A)	55,576
12442 Knott Street Garden Grove, California			392	2,499	2,207	356	4,742	5,098	1,803	35	1997	(A)	58,303
2055 S.E. Main Street Irvine, California			772	2,343	529	772	2,872	3,644	1,032	35	1997	(A)	47,583
1951 E. Carnegie Avenue Santa Ana, California		(11)	1,830	3,630	1,488	1,844	5,104	6,948	2,182	35	1997	(A)	100,000
2525 Pullman Street Santa Ana, California			4,283	3,276	2,079	4,283	5,355	9,638	1,523	35	2002	(A)	103,380
14831 Franklin Avenue Tustin, California			1,112	1,065	329	1,113	1,393	2,506	685	35	1997	(A)	36,256
2911 Dow Avenue Tustin, California			1,124	2,408	668	1,124	3,076	4,200	1,056	35	1998	(A)	51,410
17150 Von Karman Irvine, California			4,848	7,342	(224)	4,848	7,118	11,966	2,768	35	1997	(A)		(13)

TOTAL INDUSTRIAL PROPERTIES	$104,933		$55,129	$123,167	$57,215	$56,762	$178,749	$235,511	$83,439				3,654,463

Undeveloped land and construction in progress	3,321	(14)	196,275		67,333	263,608		263,608

TOTAL ALL PROPERTIES	$294,574		$514,661	$1,333,072	$672,350	$599,540	$1,920,543	$2,520,083	$605,976				12,362,929

(1)	The initial costs of buildings are depreciated over 35 years using a straight-line method of accounting; improvements capitalized subsequent to acquisition are depreciated over the shorter of the lease term or useful life, generally ranging from one to 20 years.
(2)	Represents date of construction or acquisition by the Company, or the Company’s predecessor, the Kilroy Group.
(3)	Includes square footage from the Company’s stabilized portfolio.
(4)	These costs represent infrastructure costs incurred in 1989. During the third quarter of 2009, the Company exercised its option to terminate the ground lease at Kilroy Airport Center, Phase IV in Long Beach, California. The Company had previously leased this land, which is adjacent to the Company’s Office Properties at Kilroy Airport Center, Long Beach, for potential future development opportunities.
(5)	These properties secure a $17.0 million mortgage note.
(6)	These properties were unencumbered as of December 31, 2009. As of January 2010, these properties secure a $71.0 million mortgage note.
(7)	These properties secured a $63.2 million mortgage note as of December 31, 2009. The note was paid off in January 2010.
(8)	These properties secure a $74.5 million mortgage note.
(9)	This property secures a $31.1 million mortgage note.
(10)	These properties secured a $0.5 million mortgage note as of December 31, 2009. The note was paid off in January 2010.
(11)	These properties secure a $33.5 million line of credit.
(12)	These properties secure a $71.4 million mortgage note.
(13)	The Company is in the process of reentitling this property for residential use; therefore the property is excluded from the stabilized portfolio. The property encompasses approximately 157,000 square feet.
(14)	Represents the principal balance of the public facility bonds (the “Bonds”), the proceeds from which were used to finance infrastructure improvements on one of the Company’s undeveloped land parcels (see Note 4). The Bonds are secured by property tax payments.

The aggregate gross cost of property included above for federal income tax purposes approximated $2.1 billion as of December 31, 2009.

The following table reconciles the historical cost of total real estate held for investment from January 1, 2007 to December 31, 2009:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)
Total real estate held for investment, beginning of year	$2,475,596	$2,370,004	$2,040,761
Additions during period:
Other acquisitions	—	—	157,005
Improvements, etc.	47,688	105,592	225,326

Total additions during period	47,688	105,592	382,331
Deductions during period:
Cost of real estate sold	(3,201)	—	(53,088)

Total deductions during period	(3,201)	—	(53,088)

Total real estate held for investment, end of year	$2,520,083	$2,475,596	$2,370,004

The following table reconciles the accumulated depreciation from January 1, 2007 to December 31, 2009:

	Year Ended December 31,
	2009	2008	2007
	(in thousands)
Accumulated depreciation, beginning of year	$532,769	$463,932	$443,807
Additions during period:
Depreciation of real estate	73,961	68,837	61,143

Total additions during period	73,961	68,837	61,143
Deductions during period:
Write-offs due to sale	(754)	—	(41,018)

Total deductions during period	(754)	—	(41,018)

Accumulated depreciation, end of year	$605,976	$532,769	$463,932

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

Kilroy Realty, L.P.

Los Angeles, California

We have audited the accompanying statement of revenues and certain expenses of 303 Second Street located in San Francisco, California (the “Property”) for the year ended December 31, 2009. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on the statement of revenues and certain expenses based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. The Property is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues and certain expenses, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues and certain expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 1 to the statement of revenues and certain expenses and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the statement of revenues and certain expenses referred to above presents fairly, in all material respects, the revenues and certain expenses as described in Note 1 to the statement of revenues and certain expenses of the Property for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

June 10, 2010

303 SECOND STREET

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

For the Three Months Ended March 31, 2010 and for the

Year Ended December 31, 2009

(in thousands)

	Three Months Ended March 31, 2010	Year Ended December 31, 2009
	(unaudited)
Revenues:
Rental revenues	$5,963	$26,341
Tenant reimbursements	58	627
Other income	34	163

Total revenues	6,055	27,131

Certain Expenses:
Property operating and maintenance	1,446	6,308
Property taxes	661	2,624
(Recovery) provision for bad debts	(5)	3

Total certain expenses	2,102	8,935

Revenues in excess of certain expenses	$3,953	$18,196

See accompanying notes to statements of revenues and certain expenses.

303 SECOND STREET

NOTES TO THE STATEMENTS OF REVENUES AND CERTAIN EXPENSES

For Three Months Ended March 31, 2010 (unaudited)

and the Year Ended December 31, 2009

1. Basis of Presentation

In May 2010, Kilroy Realty, L.P., (the “Company”), acquired an office building and parking structure located at 303 Second Street in San Francisco, California (the “Property”) from an unaffiliated third party for a purchase price of approximately $233.3 million.The Property is located in the South Financial District of San Francisco, CA, contains 732,000 rentable square feet and was 88.9% occupied as of May 26, 2010, the date the transaction closed.

The statements of revenues and certain expenses (the “Historical Summaries”) have been prepared for the purpose of complying with the provision of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”), which requires certain information with respect to real estate operations to be included in certain filings with the SEC. The Historical Summary for the year ended December 31, 2009 is audited and includes the historical revenues and certain operating expenses of the Property, exclusive of items which may not be comparable to the proposed future operations of the Property. Material amounts that would not be directly attributable to future operating results of the Property are excluded, and the Historical Summaries are not intended to be a complete presentation of the Property’s revenues and expenses. Items excluded consist of depreciation and amortization expense, interest expense, and corporate general and administrative expenses. In the opinion of management, the accompanying interim statement of revenues and certain expenses reflects all adjustments of a normal and recurring nature that are considered necessary for a fair presentation of the results for the interim period presented. Actual results could differ materially from the estimates in the near term, and the operating results for the interim period are not indicative of results for the year ending December 31, 2010.

2. Significant Accounting Policies

Revenue Recognition

Minimum annual rental revenues are recognized in rental revenues on a straight-line basis over the term of the related lease. Receivables are periodically evaluated for collectability. Tenant reimbursements, which consist of amounts due from tenants for common area maintenance, real estate taxes, and other recoverable costs, are recognized as revenue on a gross basis in the period the expenses are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Repairs and Maintenance

Expenditures for repairs and maintenance are expensed as incurred.

303 SECOND STREET

NOTES TO THE STATEMENTS OF REVENUES AND CERTAIN EXPENSES

For Three Months Ended March 31, 2010 (unaudited)

and the Year Ended December 31, 2009

3. Future Minimum Rent

The Company has operating leases with tenants that expire at various dates through 2020. Future contractual minimum rent under operating leases as of December 31, 2009 for five years and thereafter are summarized as follows:

Year Ending	(in thousands)
2010	$21,060
2011	19,178
2012	20,646
2013	18,300
2014	16,188
Thereafter	34,790

Total	$130,162

4. Commitments Contingencies

Litigation

The Company may be subject to legal claims related to the Property in the ordinary course of business. Management believes that the ultimate settlement of any existing potential claims will not have a material impact on the Property’s revenues and certain expenses.

Environmental Matters

In connection with the ownership and operation of the Property, the Company may be potentially liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim related to the Property, and the Company is not aware of any other environmental condition that it believes will have a material adverse effect on the Property’s revenues and certain expenses.

KILROY REALTY, L.P.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated statements of operations of Kilroy Realty, L.P. (the “Company”) for the year ended December 31, 2009 and the six months ended June 30, 2010 have been prepared as if the acquisition of 303 Second Street in San Francisco, California (the “Property”) had occurred on January 1, 2009 and 2010, respectively, for both pro forma condensed consolidated statements of operations.

Such unaudited pro forma financial information should be read in conjunction with the historical consolidated interim and annual financial statements of the Company, including the notes thereto, included in this registration statement. The unaudited pro forma financial information is for informational purposes only and is not necessarily indicative of the results of operations of the Company that would have occurred if the acquisition of the Property had been completed on the dates indicated, nor does it purport to represent the Company’s results of operations as of any future date or for any future period. The pro forma condensed consolidated statements of operations of the Company only include the acquisition of the Property, as that was the only significant property acquisition that was completed during the period. Management believes all material adjustments necessary to reflect the effect of this acquisition have been made to the unaudited pro forma financial information.

KILROY REALTY, L.P.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2010

(in thousands, except unit and per unit data)

	June 30, 2010(A)	303 Second St. San Francisco		Total
REVENUES:
Rental income	$125,694	$9,664	(B)	$135,358
Tenant reimbursements	12,201	194	(C)	12,395
Other property income	1,340	40	(C)	1,380

Total revenues	139,235	9,898		149,133

EXPENSES:
Property expenses	26,563	2,342	(C)	28,905
Real estate taxes	12,518	1,063	(C)	13,581
Provision for bad debts	14	—		14
Ground leases	312	—		312
General and administrative expenses	13,823	—		13,823
Acquisition-related expenses	1,270	—		1,270
Depreciation and amortization	44,660	2,921	(F)	47,581

Total expenses	99,160	6,326		105,486

OTHER (EXPENSES) INCOME:
Interest income and other net investment gains	366	—		366
Interest expense	(25,044)	(1,129	)(E)	(26,173)
Loss on early extinguishment of debt	(4,564)	—		(4,564)

Total other (expenses) income	(29,242)	(1,129)		(30,371)

NET INCOME	10,833	2,443		13,276
Net income attributable to noncontrolling interests in consolidated subsidiaries	(96)	—		(96)

NET INCOME ATTRIBUTABLE TO KILROY REALTY, L.P.	10,737	2,443		13,180
PREFERRED DISTRIBUTIONS	(7,598)	—		(7,598)

NET INCOME AVAILABLE TO COMMON UNITHOLDERS	$3,139	$2,443		$5,582

Income from continuing operations available to common unitholders per common unit—basic	$0.05	$0.05		$0.10

Income from continuing operations available to common unitholders per common unit—diluted	$0.05	$0.05		$0.10

Net income available to common unitholders per unit—basic	$0.05	$0.05		$0.10

Net income available to common unitholders per unit—diluted	$0.05	$0.05		$0.10

Weighted average common units outstanding—basic	48,397,625			48,397,625

Weighted average common units outstanding—diluted	48,400,981			48,400,981

See accompanying notes to the unaudited pro forma condensed consolidated statements of operations.

KILROY REALTY, L.P.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

(in thousands, except unit and per unit data)

	December 31, 2009(A)	303 Second St San Francisco		Total
REVENUES:
Rental income	$247,649	$26,879	(B)	$274,528
Tenant reimbursements	28,075	627	(C)	28,702
Other property income	3,710	163	(C)	3,873

Total revenues	279,434	27,669		307,103

EXPENSES:
Property expenses	49,709	6,308	(C)	56,017
Real estate taxes	24,330	2,624	(C)	26,954
Provision for bad debts	569	3	(C)	572
Ground leases	1,597	—		1,597
General and administrative expenses	39,938	—		39,938
Acquisition-related expenses	—	350	(D)	350
Interest expense	46,119	2,709	(E)	48,828
Depreciation and amortization	87,627	6,050	(F)	93,677

Total expenses	249,889	18,044		267,933

OTHER INCOME:
Interest income and other investment gains	1,300	—		1,300
Gain on early extinguishment of debt	4,909	—		4,909

Total other income	6,209	—		6,209

INCOME FROM CONTINUING OPERATIONS	35,754	9,625		45,379

DISCONTINUED OPERATIONS
Revenues from discontinued operations	—	—		—
Expenses from discontinued operations	(224)	—		(224)
Net gain on dispositions of discontinued operations	2,485	—		2,485

Total income from discontinued operations	2,261	—		2,261

NET INCOME	38,015	9,625		47,640
Net income attributable to noncontrolling interests in consolidated subsidiaries	(201)			(201)

NET INCOME ATTRIBUTABLE TO KILROY REALTY, L.P.	37,814	9,625		47,439
PREFERRED DISTRIBUTIONS	(15,196)	—		(15,196)

NET INCOME AVAILABLE FOR COMMON UNITHOLDERS	$22,618	$9,625		$32,243

Income from continuing operations available to common unitholders per common unit—basic	$0.47	$0.24		$0.71

Income from continuing operations available to common unitholders per common unit—diluted	$0.47	$0.24		$0.71

Net income available to common unitholders per unit—basic	$0.53	$0.24		$0.77

Net income available to common unitholders per unit—diluted	$0.53	$0.24		$0.77

Weighted average common units outstanding—basic	40,436,196			40,436,196

Weighted average common units outstanding—diluted	40,463,221			40,463,221

See accompanying notes to the unaudited pro forma condensed consolidated statements of operations.

KILROY REALTY, L.P.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(A)	Derived from the Company’s consolidated statement of operations for the year ended December 31, 2009 and the six months ended June 30, 2010 (unaudited). As reported consolidated results for the six months ended June 30, 2010 include actual results from the Property from the date of acquisition through the period ended June 30, 2010.

(B)	Represents minimum annual rental revenue and amortization of above- and below-market leases on a straight-line basis over the remaining term of the related lease. The pro forma adjustment for the year ended December 31, 2009 includes $2.6 million of rental income primarily related to leases that expired in late 2009.

(C)	Represents the adjustment for the acquisition of the Property, based on historical operating results.

(D)	Represents estimated costs incurred to acquire the Property.

(E)	Represents the pro forma estimate of the incremental interest expense associated with the pro forma borrowings under the Company’s $550 million unsecured revolving credit facility (the “Credit Facility”) assuming the acquisition was financed with borrowings under the Credit Facility. The pro forma interest expense estimate is calculated based on the applicable interest rate. Actual funding of the acquisition may be from different sources and the pro forma borrowing and related pro forma interest expense estimate assumed herein are not indicative of actual results.

(F)	Represents depreciation expense calculated based on the cost of the building and improvements using the straight-line method over a 35 year life. Tenant improvements and acquisition related intangible assets and liabilities are amortized over the remaining noncancelable term of the applicable leases that were in place when the Company acquired the property.

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